Exhibit 99.4

Execution Version

ALGONQUIN POWER & UTILITIES CORP.

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,

as Purchase Contract Agent, Collateral Agent, Custodial Agent and Securities Intermediary

PURCHASE CONTRACT AND PLEDGE AGREEMENT

Dated as of June 23, 2021

i

EXHIBITS

Exhibit A	—	Form of Corporate Units Certificate
Exhibit B	—	Form of Treasury Units Certificate
Exhibit C	—	Instruction to Purchase Contract Agent From Holder (To Create Treasury Units or Corporate Units)
Exhibit D	—	Notice from Purchase Contract Agent to Holders Upon Termination Event (Transfer of Collateral upon Occurrence of a Termination Event)
Exhibit E	—	Notice to Settle with Cash
Exhibit F	—	Instruction from Purchase Contract Agent to Collateral Agent (Creation of Treasury Units)
Exhibit G	—	Instruction from Collateral Agent to Securities Intermediary (Creation of Treasury Units)
Exhibit H	—	Instruction from Purchase Contract Agent to Collateral Agent (Recreation of Corporate Units)
Exhibit I	—	Instruction from Collateral Agent to Securities Intermediary (Recreation of Corporate Units)

Exhibit J	—	Notice to Settle with Cash from Purchase Contract Agent to Collateral Agent (Cash Settlement Amounts)
Exhibit K	—	Instruction to Custodial Agent Regarding Remarketing
Exhibit L	—	Instruction to Custodial Agent Regarding Withdrawal from Remarketing
Exhibit M	—	Notice to Settle with Cash After Failed Final Remarketing
Exhibit N	—	Notice from Purchase Contract Agent to Collateral Agent (Settlement with Separate Cash)
Exhibit O	—	Notice of Settlement with Separate Cash from Securities Intermediary to Purchase Contract Agent and Collateral Agent (Settlement with Separate Cash)
Exhibit P	—	Form of Remarketing Agreement

v

PURCHASE CONTRACT AND PLEDGE AGREEMENT, dated as of June 23, 2021, among ALGONQUIN POWER & UTILITIES CORP., a corporation duly organized and existing under the laws of Canada (the “Corporation”), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., a national banking association, acting as purchase contract agent for, and, for purposes of the Pledge created hereby, as attorney-in-fact of, the Holders from time to time of the Units (in such capacities, together with its successors and assigns in such capacities, the “Purchase Contract Agent”), as collateral agent hereunder for the benefit of the Corporation (in such capacity, together with its successors in such capacity, the “Collateral Agent”), as custodial agent (in such capacity, together with its successors in such capacity, the “Custodial Agent”), and as securities intermediary (as defined in Section 8-102(a)(14) of the UCC) with respect to the Collateral Account (in such capacity, together with its successors in such capacity, the “Securities Intermediary”).

RECITALS

WHEREAS, the Corporation has duly authorized the execution and delivery of this Agreement and the Certificates evidencing the Units; and

WHEREAS, all things necessary to make the Purchase Contracts, when the Certificates are executed by the Corporation and authenticated, executed on behalf of the Holders and delivered by the Purchase Contract Agent, as provided in this Agreement, the valid obligations of the Corporation, and to constitute these presents a valid agreement of the Corporation, in accordance with its terms, have been done; and

WHEREAS, pursuant to the terms of this Agreement and the Purchase Contracts, the Holders have irrevocably authorized the Purchase Contract Agent, as attorney-in-fact of such Holders, among other things, to execute and deliver this Agreement on behalf of such Holders as the attorney-in-fact of such Holders and to grant the Pledge provided herein of the Collateral to secure the Obligations.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01.        Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)          the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular, and nouns and pronouns of the masculine gender include the feminine and neuter genders;

(b)          all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in the United States;

(c)          the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Exhibit or other subdivision;

(d)         the following terms, which are defined in the UCC, shall have the meanings set forth therein: “certificated security,” “control,” “financial asset,” “entitlement order,” “securities account” and “security entitlement”;

(e)          unless the context otherwise requires, any reference to an “Article” or “Section” or an “Exhibit” refers to an Article or Section of, or an Exhibit to, as the case may be, this Agreement; and

(f)          the following terms have the meanings given to them in this Section 1.01(f):

“Act” has the meaning, with respect to any Holder, set forth in Section 1.04(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” has the meaning set forth in Section 1.05; provided that, solely for purposes of Section 15.03, “Agent” shall have the meaning set forth therein.

“Agreement” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more agreements supplemental hereto entered into pursuant to the applicable provisions hereof.

“Applicable Market Value” has the meaning set forth in Section 5.01(a).

“Applicable Ownership Interest in Notes” means a 1/20 or 5% undivided beneficial ownership interest in $1,000 principal amount of Notes that is a component of a Corporate Unit.

“Applicable Ownership Interest in the Treasury Portfolio” means:

(i)           a 1/20 or 5% undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury Portfolio that mature on or prior to the Purchase Contract Settlement Date; and

(ii)         for the scheduled Interest Payment Date on the Notes occurring on the Purchase Contract Settlement Date, a 0.01475% undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury Portfolio that mature on or prior to the Purchase Contract Settlement Date.

If U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio in connection with a Successful Optional Remarketing have a yield that is less than zero on the Optional Remarketing Date, the Treasury Portfolio will consist of an amount in cash equal to the aggregate principal amount at maturity of the U.S. Treasury securities described in clauses (i) and (ii) above.  If the provisions set forth in this paragraph apply, for all purposes herein, references to “Treasury security” and “U.S. Treasury securities (or principal or interest strips thereof)” in connection with the Treasury Portfolio will be deemed to be references to such aggregate amount of cash, and any reference to clause (i) or (ii) in the definition of “Applicable Ownership Interest in the Treasury Portfolio” shall be deemed to be a reference to the portion of such aggregate cash amount equal to the aggregate principal amount at maturity of the undivided beneficial ownership interest in the U.S. Treasury securities described in clause (i) above or clause (ii) above, respectively.

“Applicable Procedures” means, with respect to any payment, tender, redemption, transfer or exchange of or for beneficial interests in any Global Certificate, the rules and procedures of the Depository that apply to such payment, tender, redemption, transfer or exchange.

“Applicable Remarketing Period” means any of (i) any Optional Remarketing Period for which the Corporation has elected to conduct an Optional Remarketing pursuant to Section 5.02(a) or (ii) the Final Remarketing Period, as the context requires.

“Authorized Officer” means the Chief Executive Officer, the President, any Officer, the Treasurer or any other Person duly authorized by the Corporation to act in respect of the matters relating to this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code, or any other law of the United States that from time to time provides a uniform system of bankruptcy laws.

“Base Indenture” means the Indenture, dated as of June 23, 2021, among the Corporation, The Bank of New York Mellon Trust Company, N.A., as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee.

“Beneficial Owner” means, with respect to a Book-Entry Interest, a Person who is the beneficial owner of such Book-Entry Interest as reflected on the books of the Depository or on the books of a Person maintaining an account with such Depository (directly as a Depository Participant or as an indirect participant, in each case in accordance with the rules of such Depository).

“Blackout Period” means the period (i) if the Corporation elects to conduct an Optional Remarketing, from 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of an Optional Remarketing Period until the corresponding Remarketing Settlement Date or the date the Corporation announces that such Optional Remarketing was unsuccessful and (ii) after 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Final Remarketing Period.

“BNYM” has the meaning set forth in Section 7.14.

“Board of Directors” means the board of directors of the Corporation or a duly authorized committee of that board or, to the extent duly authorized by such board of directors to act on its behalf, two or more Authorized Officers of the Corporation, acting jointly.

“Board Resolution” means one or more resolutions of the Board of Directors, a copy of which has been certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Purchase Contract Agent.

“Book-Entry Interest” means a beneficial interest in a Global Certificate, registered in the name of a Depository or a nominee thereof, ownership and transfers of which shall be maintained and made through book entries by such Depository as described in Section 3.06.

“Business Day” means any day that is not a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close or a day on which the Corporate Trust Office is closed for business.

“Canadian Indenture Trustee” means BNY Trust Company of Canada, as Canadian trustee.

“Canadian Prospectus” means the final prospectus relating to the shares or any securities deliverable in connection with an Early Settlement pursuant to Section 5.08, if so required as contemplated by Section 5.08, or a Fundamental Change Early Settlement of Purchase Contracts pursuant to Section 5.05(b)(ii), if so required as contemplated by Section 5.05(b)(ii), filed with the applicable Canadian Securities Regulators, including the documents incorporated by reference therein as of the date of such Canadian Prospectus.

“Canadian Securities Laws” means the applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Regulators in each of the provinces and territories of Canada.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“CAP Obligations” has the meaning set forth in Section 5.11(d).

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Cash Settlement” means any settlement by a Holder of its Obligations to pay the Purchase Price on the Purchase Contract Settlement Date with separate cash pursuant to Section 5.02(b)(ix) or 5.03(a)(i).

“Certificate” means a Corporate Units Certificate or a Treasury Units Certificate, as the case may be.

“Clause (i) Distribution” has the meaning set forth in Section 5.05(a)(iv).

“Clause (ii) Distribution” has the meaning set forth in Section 5.05(a)(iv).

“Clause (iv) Distribution” has the meaning set forth in Section 5.05(a)(iv).

“Closing Price” has the meaning set forth in Section 5.01(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means the collective reference to:

(i)         the Collateral Account and all investment property and other financial assets from time to time credited to the Collateral Account and all security entitlements with respect thereto (other than the Applicable Ownership Interests in the Treasury Portfolio as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio), including, without limitation, (A) the Applicable Ownership Interests in Notes and security entitlements relating thereto (and the Notes and security entitlements relating thereto delivered to the Collateral Agent in respect of such Applicable Ownership Interests in Notes), (B) the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio) of the Holders with respect to the Treasury Portfolio that is a component of the Corporate Units from time to time and security entitlements relating thereto, (C) any Treasury Securities and security entitlements relating thereto Transferred to the Collateral Agent, for credit to the Collateral Account, from time to time in connection with the creation of Treasury Units in accordance with Section 3.13 and (D) payments made by Holders pursuant to Section 5.02(b)(ix) or 5.03;

(ii)          all Proceeds of any of the foregoing (whether such Proceeds arise before or after the commencement of any proceeding under any applicable bankruptcy, insolvency or other similar law, by or against the pledgor or with respect to the pledgor), other than Interest Payments on the Notes and any other income or distributions in respect of any Notes, Pledged Applicable Ownership Interest in the Treasury Portfolio or Permitted Investments that Holders are entitled to receive pursuant to Section 4.01(a); and

(iii)         all powers and rights now owned or hereafter acquired under or with respect to the Collateral.

“Collateral Account” means the securities account of the Collateral Agent, maintained on the books of the Securities Intermediary and designated “Algonquin Power & Utilities Corp. Collateral Account”, or any successor securities account of a successor Collateral Agent.

“Collateral Agent” means the Person named as “Collateral Agent” in the first paragraph of this Agreement, acting in its capacity as such hereunder, until a successor Collateral Agent shall have become such pursuant to this Agreement, and thereafter “Collateral Agent” shall mean the Person who is then the Collateral Agent hereunder.

“collateral event of default” has the meaning set forth in Section 13.01(b).

“Collateral Substitution” means (i) with respect to the Corporate Units, the substitution of the Pledged Applicable Ownership Interests in Notes included in such Corporate Units with Treasury Securities in an aggregate principal amount at maturity equal to the aggregate principal amount of such Pledged Applicable Ownership Interests in Notes, or (ii) with respect to the Treasury Units, the substitution of the Pledged Treasury Securities included in such Treasury Units with Notes in an aggregate principal amount equal to the aggregate principal amount at stated maturity of the Pledged Treasury Securities.

“Common Shares” means common shares in the capital of the Corporation, subject to Section 5.05(b)(i).

“Compounded Contract Adjustment Payments” has the meaning set forth in Section 5.12(a).

“Constituent Person” has the meaning set forth in Section 5.05(b)(i).

“Contract Adjustment Payment Date” means March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2021.

“Contract Adjustment Payments” means amounts payable by the Corporation on each Contract Adjustment Payment Date in respect of each Purchase Contract, at a rate per year of 6.57% on the Stated Amount per Purchase Contract.

“Corporate Trust Office” means the office of the Purchase Contract Agent at 4655 Salisbury Road, Suite 300, Jacksonville, Florida 32256, Attention: Corporate Trust Administration, and such office shall also include the office or agency of the U.S. Indenture Trustee located at 4655 Salisbury Road, Suite 300, Jacksonville, Florida 32256, Attention: Corporate Trust Administration, or such other address as the Purchase Contract Agent may designate from time to time by notice to the Holders and the Corporation, or the principal corporate trust office of any successor Purchase Contract Agent as designated by written notice to the Holders and the Corporation (or such other address as such successor Purchase Contract Agent may designate from time to time by notice to the Holders and the Corporation), which office must be located in the continental United States of America.

“Corporate Unit” means the collective rights and obligations of a Holder of a Corporate Units Certificate in respect of the Applicable Ownership Interest in Notes or the Applicable Ownership Interest in the Treasury Portfolio, as the case may be, subject in each case to the Pledge thereof (except that the Applicable Ownership Interest in the Treasury Portfolio as specified in clause (ii) of the definition thereof shall not be subject to the Pledge) and the related Purchase Contract.

“Corporate Units Certificate” means a certificate evidencing the rights and obligations of a Holder in respect of the number of Corporate Units specified on such certificate.

“Corporation” means the Person named as the “Corporation” in the first paragraph of this Agreement until a successor shall have become such pursuant to the applicable provision of this Agreement, and thereafter “Corporation” shall mean such successor.

“Current Market Price”:

(a)         for purposes of Section 5.05(a)(ii) and (iv) (except with respect to Spin-Offs), means, in respect of a Common Share or any other security on any day of determination, the average VWAP of the Common Shares on the Principal Exchange or average volume weighted average price of such other security on the principal U.S. or Canadian securities exchange or quotation system on which such other security is listed or quoted at that time, in each case for the 10 consecutive Trading Days preceding the earlier of the Trading Day preceding the day in question and the Trading Day before the Ex Date with respect to the issuance or distribution requiring such computation;

(b)         for purposes of Section 5.05(a)(iv), with respect to Spin-Offs, has the meaning set forth in the portion of such Section relating to Spin-Offs;

(c)         for purposes of Section 5.05(a)(v), means, in respect of a Common Share, the Closing Price of the Common Shares on the Trading Day immediately preceding the Ex Date for the relevant cash dividend or distribution; and

(d)         for purposes of Section 5.05(a)(vi), means, in respect of a Common Share, the Closing Price of the Common Shares on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to the relevant issuer bid, tender offer or exchange offer.

The Current Market Price for any day will be expressed in U.S. dollars and, if expressed in a different currency for such day as determined above, will be translated to U.S. dollars at the Prevailing Exchange Rate on such Trading Day.

“Custodial Agent” means the Person named as Custodial Agent in the first paragraph of this Agreement, acting in its capacity as such hereunder, until a successor Custodial Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Custodial Agent” shall mean the Person who is then the Custodial Agent hereunder.

“Depository” means a clearing agency registered under Section 17A of the Exchange Act that is designated to act as Depository for the Units as contemplated by Sections 3.06 and 3.08.

“Depository Participant” means a broker, dealer, bank, other financial institution or other Person for whom from time to time the Depository effects book entry transfers and pledges of securities deposited with the Depository.

“DTC” means The Depository Trust Company.

“Early Settlement” has the meaning set forth in Section 5.08(a).

“Early Settlement Amount” has the meaning set forth in Section 5.08(b).

“Early Settlement Date” has the meaning set forth in Section 5.08(b).

“Effective Date” has the meaning set forth in Section 5.05(b)(iii).

“Electronic Means” means the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Agent (as defined in Section 1.05), or another method or system specified by the Agent as available for use in connection with its services hereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Event of Default” has the meaning set forth in the Indenture.

“Ex Date,” with respect to any issuance or distribution on the Common Shares or any other security, means the first date on which the Common Shares or such other security, as applicable, trades, regular way, on the Principal Exchange (in the case of the Common Shares) or the principal U.S. or Canadian securities exchange or quotation system on which such other security, as applicable, is listed or quoted at that time, without the right to receive such issuance or distribution.

“Exchange Act” means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time, and the rules and regulations promulgated thereunder.

“Exchange Property Unit” has the meaning set forth in Section 5.05(b)(i).

“Expiration Date” has the meaning set forth in Section 1.04(e).

“Expiration Time” has the meaning set forth in Section 5.05(a)(vi).

“Extension Period” has the meaning set forth in Section 5.12(a).

“Failed Final Remarketing” has the meaning set forth in Section 5.02(b)(ix).

“Failed Optional Remarketing” has the meaning set forth in Section 5.02(a)(x).

“Failed Remarketing” means, as applicable, a Failed Optional Remarketing or a Failed Final Remarketing.

“Fair Market Value” has the meaning set forth in Section 5.05(a)(iv).

“Final Remarketing” means any Remarketing of the Notes that occurs during the Final Remarketing Period by the Remarketing Agent(s) pursuant to the Remarketing Agreement.

“Final Remarketing Date” means the date the Corporation prices the Notes offered in the Final Remarketing.

“Final Remarketing Period” means the five (5) Business Day period ending on, and including, the second Business Day immediately preceding the Purchase Contract Settlement Date.

“Fixed Settlement Rates” means the Minimum Settlement Rate and the Maximum Settlement Rate, collectively.

“Fundamental Change” means:

(a)          a “person” or “group” within the meaning of Section 13(d) of the Exchange Act has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Shares representing more than 50% of the voting power of the Common Shares;

(b)          (i) the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other Person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction or series of related transactions that does not result in the conversion or exchange of outstanding Common Shares), in each case, in which 90% or more of the outstanding Common Shares are exchanged for or converted into cash, securities or other property, greater than 10% of the value of which (determined pursuant to Section 5.05(b)(i)) consists of cash, securities or other property that is not (or will not be upon or immediately following the effectiveness of such consolidation, merger or other transaction or series of related transactions) common shares listed on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Toronto Stock Exchange (or any of their respective successors) or (ii) the consummation of any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Corporation’s consolidated assets to any Person other than one of the Corporation’s subsidiaries;

(c)          the Common Shares cease to be listed on at least one of the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market and the Toronto Stock Exchange (or any of their respective successors); or

(d)          the Corporation’s shareholders approve the Corporation’s liquidation, dissolution or termination.

For the avoidance of doubt, if the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other Person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction that does not result in the conversion or exchange of outstanding Common Shares) that also constitutes a transaction described in clause (a) of this definition, the determination of whether such consolidation, merger or other similar transaction or series of related transactions constitutes a “Fundamental Change” shall be governed solely by clause (b)(i) of this definition.

“Fundamental Change Early Settlement” has the meaning set forth in Section 5.05(b)(ii).

“Fundamental Change Early Settlement Date” has the meaning set forth in Section 5.05(b)(ii).

“Fundamental Change Early Settlement Right” has the meaning set forth in Section 5.05(b)(ii).

“Fundamental Change Exercise Period” has the meaning set forth in Section 5.05(b)(ii).

“Global Certificate” means a Certificate that evidences all or part of the Units and is registered in the name of the Depository or a nominee thereof.

“Hague Securities Convention” means the Convention on the Law Applicable to Certain Rights in Respect of Securities Held with an Intermediary, dated July 5, 2006, as signed by the United States on such date, which came into legal effect on April 1, 2017.

“Holder” means, with respect to a Unit, the Person in whose name the Unit evidenced by a Certificate is registered in the Security Register; provided, however, that solely for the purpose of determining whether the Holders of the requisite number of Units have voted on any matter (and not for any other purpose hereunder), if the Unit remains in the form of one or more Global Certificates and if the Depository that is the registered holder of such Global Certificate has sent an omnibus proxy assigning voting rights to the Depository Participants to whose accounts the Units are credited on the record date, the term “Holder” shall mean such Depository Participant acting at the direction of the Beneficial Owners.

“Indemnitees” has the meaning set forth in Section 7.07(c).

“Indenture” means the Base Indenture, as amended and supplemented by the Supplemental Indenture, as it may be further amended and/or supplemented from time to time.

“Indenture Trustees” means the U.S. Indenture Trustee and the Canadian Indenture Trustee.

“Initial Public Offering” has the meaning set forth in Section 5.05(a)(iv).

“Insolvency Proceeding” means any proceeding taken under and pursuant to the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada) or any corporate arrangement, winding up, reorganization, receivership or similar proceedings commenced in a court of competent jurisdiction including, for greater certainty, under the Bankruptcy Code.

“Interest Payment” has the meaning set forth in the Supplemental Indenture.

“Interest Payment Date” has the meaning set forth in the Supplemental Indenture.

“Issuer Order” or “Issuer Request” means a written order or request signed in the name of the Corporation by an Authorized Officer of the Corporation, and delivered to the Purchase Contract Agent.

“Losses” has the meaning set forth in Section 15.08(b).

“Make-Whole Shares” has the meaning set forth in Section 5.05(b)(ii).

“Market Disruption Event” has the meaning set forth in Section 5.01(a).

“Market Value Averaging Period” has the meaning set forth in Section 5.01(a).

“Maximum Settlement Rate” has the meaning set forth in Section 5.01(a).

“Merger Common Shares” has the meaning set forth in Section 5.05(b)(i)(A).

“Merger Valuation Percentage” means, with respect to any Reorganization Event:

(i)             if the Merger Common Shares are listed, quoted or traded on any securities exchange or quotation system during the Merger Valuation Period, a percentage equal to (x) the arithmetic average of the Closing Prices of one Merger Common Share over the relevant Merger Valuation Period (determined as if references to “Common Shares” in the definition of “Closing Price” were references to such Merger Common Shares), divided by (y) the arithmetic average of the Closing Prices of one Common Share over the relevant Merger Valuation Period; and

(ii)        otherwise, a percentage equal to (x) the Closing Price of one Merger Common Share (determined as if references to “Common Shares” in the definition of “Closing Price” were references to such Merger Common Shares), divided by (y) the value of one Exchange Property Unit (determined pursuant to Section 5.05(b)(i));

in each case, as of the effective date of such Reorganization Event (or, if such effective date is not a Trading Day, the immediately succeeding Trading Day).

“Merger Valuation Period” for any Reorganization Event means the five consecutive Trading-Day period immediately preceding, but excluding, the effective date for such Reorganization Event.

“Minimum Settlement Rate” has the meaning set forth in Section 5.01(a).

“Minimum Share Price” has the meaning set forth in Section 5.05(b)(iii).

“Notes” means the series of notes designated the 1.18% Remarketable Senior Notes due 2026 of the Corporation.

“Obligations” means, with respect to each Holder, the obligation of such Holder under such Holder’s Unit (including the Purchase Contract contained therein) and this Agreement to pay the Purchase Price with respect to each Purchase Contract being settled, whether pursuant to an Early Settlement, a Fundamental Change Early Settlement or on the Purchase Contract Settlement Date.

“Officers’ Certificate” means a certificate signed by two Authorized Officers of the Corporation and delivered to the Purchase Contract Agent, the Collateral Agent, the Custodial Agent or the Securities Intermediary, as applicable.  Any Officers’ Certificate delivered with respect to compliance with a condition or covenant provided for in this Agreement (other than the Officers’ Certificate provided for in Section 10.05) shall include the information set forth in Section 1.02 hereof.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel to the Corporation (and who may be an employee of the Corporation) and which opinion shall be reasonably satisfactory to the Purchase Contract Agent.  An opinion of counsel may rely on certificates as to matters of fact.

“Optional Remarketing” means any Remarketing of the Notes that occurs during the Optional Remarketing Period by the Remarketing Agent(s) pursuant to the Remarketing Agreement.

“Optional Remarketing Date” means the date the Corporation prices the Notes offered in an Optional Remarketing.

“Optional Remarketing Period” has the meaning set forth in Section 5.02(a).

“Outstanding” means, as of any date of determination, all Units evidenced by Certificates theretofore authenticated, executed and delivered under this Agreement, except:

(i)           all Units, if a Termination Event has occurred;

(ii)          Units evidenced by Certificates theretofore cancelled by the Purchase Contract Agent or delivered to the Purchase Contract Agent for cancellation or deemed cancelled pursuant to the provisions of this Agreement; and

(iii)        Units evidenced by Certificates in exchange for or in lieu of which other Certificates have been authenticated, executed on behalf of the Holder and delivered pursuant to this Agreement, other than any such Certificate in respect of which there shall have been presented to the Purchase Contract Agent proof satisfactory to it that such Certificate is held by a protected purchaser in whose hands the Units evidenced by such Certificate are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite number of the Units have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Units owned by the Corporation or any Affiliate of the Corporation shall be disregarded and deemed not to be Outstanding Units, except that, in determining whether the Purchase Contract Agent shall be authorized and protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Units that a Responsible Officer of the Purchase Contract Agent actually knows to be so owned shall be so disregarded.  Units so owned that have been pledged in good faith may be regarded as Outstanding Units if the pledgee establishes to the satisfaction of the Purchase Contract Agent the pledgee’s right so to act with respect to such Units and that the pledgee is not the Corporation or any Affiliate of the Corporation.  For the avoidance of doubt, a Purchase Contract shall be considered “Outstanding” if the Unit containing such Purchase Contract is Outstanding.

“Payment Date” means each March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2021.

“Permitted Investments” means any one of the following, in each case maturing on the Business Day following the date of acquisition:

(1)         any evidence of indebtedness with an original maturity of 365 days or less issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support of the timely payment thereof or such indebtedness constitutes a general obligation of it);

(2)         deposits, demand deposits, certificates of deposit or acceptances with an original maturity of 365 days or less of any institution which is a member of the U.S. Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (and which may include the Collateral Agent);

(3)         investments with an original maturity of 365 days or less of any Person that are fully and unconditionally guaranteed by a bank referred to in clause (2) of this definition;

(4)         repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed as to timely payment by the full faith and credit of the United States of America;

(5)          investments in commercial paper, other than commercial paper issued by the Corporation or its affiliates, of any corporation incorporated under the laws of the United States or any State thereof, which commercial paper has a rating at the time of purchase at least equal to “A-1” by Standard & Poor’s Ratings Services (“S&P”) or at least equal to “P-1” by Moody’s Investors Service, Inc. (“Moody’s”); and

(6)        investments in money market funds (including, but not limited to, money market funds managed by the Collateral Agent or an affiliate of the Collateral Agent) registered under the Investment Company Act of 1940, as amended, rated in the highest applicable rating category by S&P or Moody’s.

Obligations issued by the Purchase Contract Agent or any of its affiliates shall qualify as Permitted Investments if they otherwise fall under the categories described in above.  Notwithstanding the foregoing, Permitted Investments shall be limited to those instruments readily obtainable and routinely offered by the Purchase Contract Agent’s Global Corporate Trust Services.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock Corporation, limited liability Corporation, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity of whatever nature.

“Plan” means (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan or individual retirement account that is subject to Section 4975 of the Code, (iii) any entity whose underlying assets include the assets of any such employee benefit plan, plan or individual retirement account by reason of such employee benefit plan’s, plan’s or individual retirement account’s investment in such entity or (iv) any governmental plan, nonelecting Church Plan (each defined under ERISA) or foreign plan that is not subject to the provisions of Title I of ERISA or Section 4975 of the Code but is subject to Similar Laws.

“Pledge” means the lien and security interest in the Collateral created by this Agreement.

“Pledge Indemnitees” has the meaning set forth in Section 15.08(b).

“Pledged Applicable Ownership Interests in Notes” means the Applicable Ownership Interests in Notes and security entitlements with respect thereto from time to time credited to the Collateral Account and not then released from the Pledge.

“Pledged Applicable Ownership Interests in the Treasury Portfolio” means the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of such term) and security entitlements with respect thereto from time to time credited to the Collateral Account and not then released from the Pledge.

“Pledged Treasury Securities” means Treasury Securities and security entitlements with respect thereto from time to time credited to the Collateral Account and not then released from the Pledge and any Proceeds thereon.

“Predecessor Certificate” means a Predecessor Corporate Units Certificate or a Predecessor Treasury Units Certificate.

“Predecessor Corporate Units Certificate” of any particular Corporate Units Certificate means every previous Corporate Units Certificate evidencing all or a portion of the rights and obligations of the Corporation and the Holder under the Corporate Units evidenced thereby; and, for the purposes of this definition, any Corporate Units Certificate authenticated and delivered under Section 3.10 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Corporate Units Certificate shall be deemed to evidence the same rights and obligations of the Corporation and the Holder as the mutilated, destroyed, lost or stolen Corporate Units Certificate.

“Predecessor Treasury Units Certificate” of any particular Treasury Units Certificate means every previous Treasury Units Certificate evidencing all or a portion of the rights and obligations of the Corporation and the Holder under the Treasury Units evidenced thereby; and, for the purposes of this definition, any Treasury Units Certificate authenticated and delivered under Section 3.10 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Treasury Units Certificate shall be deemed to evidence the same rights and obligations of the Corporation and the Holder as the mutilated, destroyed, lost or stolen Treasury Units Certificate.

“Prevailing Exchange Rate” has the meaning set forth in Section 5.01(a).

“Principal Exchange” has the meaning set forth in Section 5.01(a).

“Priority Indebtedness of the Corporation” means the principal, premium, interest and any other payment in respect of (i) all of the Corporation’s current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments; (ii) the Corporation’s obligations under synthetic leases, finance leases and capitalized leases; (iii) the Corporation’s obligations for reimbursement under letters of credit, surety bonds, banker’s acceptances, security purchase facilities or similar facilities issued for its account; (iv) any of the Corporation’s other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and (v) all indebtedness of others of the kinds described in the preceding categories which the Corporation has assumed, endorsed or guaranteed or with respect to which it has a similar contingent obligation; provided, however, that “Priority Indebtedness” will not include trade accounts payable, accrued liabilities arising in the ordinary course of business (to the extent not listed above), indebtedness to the Corporation’s subsidiaries, and any other indebtedness that effectively by its terms, or expressly provides that it, ranks on parity with, or junior to, the Corporation’s obligations with respect to Contract Adjustment Payments.

“Pro Rata” or “pro rata” shall mean, unless otherwise specified, pro rata to each Holder according to the aggregate number of the Units held by such Holder in relation to the aggregate number of all Units Outstanding.

“Proceeds” has the meaning ascribed thereto in the UCC and includes, without limitation, all interest, dividends, cash, instruments, securities, financial assets and other property received, receivable or otherwise distributed upon the sale (including, without limitation, any Remarketing), exchange, collection or disposition of any financial assets from time to time credited to the Collateral Account.

“Purchase Contract” means, with respect to any Unit, the contract forming a part of such Unit and obligating the Corporation to (i) sell, and the Holder of such Unit to purchase (with settlement on the Purchase Contract Settlement Date, unless a Termination Event, Early Settlement Date or Fundamental Change Early Settlement has previously occurred), a number of Common Shares equal to the applicable Settlement Rate, and (ii) pay to the Holder thereof Contract Adjustment Payments, subject to the Corporation’s right to defer Contract Adjustment Payments pursuant to Section 5.12, in each case, on the terms and subject to the conditions set forth in Article 5.  Unless the context otherwise requires, any reference herein (x) to a Purchase Contract shall be deemed to refer to a Purchase Contract with a stated amount equal to the Stated Amount, or (y) to a particular number of Purchase Contracts shall be deemed to refer to Purchase Contract(s) with a stated amount equal to the product of such number and the Stated Amount.

“Purchase Contract Agent” means the Person named as the “Purchase Contract Agent” in the first paragraph of this Agreement, acting in its capacity as such hereunder, until a successor Purchase Contract Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Purchase Contract Agent” shall mean such Person or any subsequent successor who is appointed pursuant to this Agreement. For the avoidance of doubt, the Purchase Contract Agent shall also serve as the paying agent, Securities Registrar, and transfer agent as required hereunder.

“Purchase Contract Settlement Date” means June 15, 2024 (or if such day is not a Business Day, the following Business Day).

“Purchase Contract Settlement Fund” has the meaning set forth in Section 5.04.

“Purchase Price” has the meaning set forth in Section 5.01(a).

“Purchased Shares” has the meaning set forth in Section 5.05(a)(vi).

“Put Price” has the meaning set forth in the Supplemental Indenture.

“Put Right” has the meaning set forth in the Supplemental Indenture.

“Quotation Agent” means any primary United States government securities dealer in New York City selected by the Corporation.

“ranking junior to the CAP Obligations” means, with respect to any obligation of the Corporation, that such obligation (a) ranks junior to, and not equally with or prior to, the CAP Obligations (or any other obligations of the Corporation ranking on a parity with the CAP Obligations) in right of payment upon the happening of any event of the kind specified in the first sentence of the second paragraph of Section 5.11(d) or (b) is specifically designated as ranking junior to the CAP Obligations by express provision in the instrument creating or evidencing such obligation.  The securing of any obligations of the Corporation, otherwise ranking junior to the CAP Obligations, shall be deemed to prevent such obligations from constituting obligations ranking junior to the CAP Obligations.

“ranking on a parity with the CAP Obligations” means, with respect to any obligation of the Corporation, that such obligation (a) ranks equally with and not prior to the CAP Obligations in right of payment upon the happening of any event of the kind specified in the first sentence of the second paragraph of Section 5.11(d) or (b) is specifically designated as ranking on a parity with the CAP Obligations by express provision in the instrument creating or evidencing such obligation.  The securing of any obligations of the Corporation, otherwise ranking on a parity with the CAP Obligations, shall not be deemed to prevent such obligations from constituting obligations ranking on a parity with the CAP Obligations.

“Record Date” for any distribution and any Contract Adjustment Payment and any deferred Contract Adjustment Payment (and any Compounded Contract Adjustment Payment thereon) payable on any Contract Adjustment Payment Date means the first day of the calendar month in which the relevant distribution date or Contract Adjustment Payment Date falls, whether or not a Business Day.

“Reference Dividend” has the meaning set forth in Section 5.05(a)(v).

“Reference Price” has the meaning set forth in Section 5.01(a).

“Relevant Purchase Price” has the meaning set forth in Section 5.01(b).

“Remarketing” means any remarketing of the Notes pursuant to the Remarketing Agreement.

“Remarketing Agent(s)” has the meaning set forth in the Supplemental Indenture.

“Remarketing Agreement” means the Remarketing Agreement, in substantially the form set forth in Exhibit P hereof, to be entered into among the Corporation, the Purchase Contract Agent and the Remarketing Agent(s), as the same may be amended, amended and restated, supplemented or otherwise modified or replaced from time to time.

“Remarketing Date” means each of the Business Days selected for Remarketing in an Optional Remarketing Period or the Final Remarketing Period.

“Remarketing Fee” means, in the event of a Successful Remarketing, a remarketing fee paid to the Remarketing Agent(s) to be agreed upon in writing by the Corporation and the Remarketing Agent(s) prior to any such Remarketing pursuant to the relevant Remarketing Agreement.

“Remarketing Price” means (i) in the case of an Optional Remarketing, 100% of the aggregate of the Treasury Portfolio Purchase Price and the Separate Notes Purchase Price; and (ii) in the case of a Final Remarketing, 100% of the aggregate principal amount of Notes underlying the Pledged Applicable Ownership Interests in Notes (other than any such Notes that are not remarketed in such Final Remarketing, pursuant to Section 5.03) and Separate Notes to be remarketed.

“Remarketing Price Per Note” means, with respect to any Optional Remarketing, for each $1,000 principal amount of Notes, an amount in cash equal to the quotient of (i) the Treasury Portfolio Purchase Price divided by (ii) (a) the aggregate principal amount of Notes underlying the Pledged Applicable Ownership Interests in Notes that are held as components of Corporate Units and remarketed in such Optional Remarketing divided by (b) $1,000.

“Remarketing Settlement Date” means (i) in the case of a Successful Optional Remarketing, (x) if the remarketed Notes are priced before 4:30 p.m.  New York City time on the Optional Remarketing Date for such Successful Optional Remarketing, the second Business Day immediately following such Optional Remarketing Date and (y) otherwise, the third Business Day following the relevant Optional Remarketing Date, and (ii) in the case of a Final Remarketing, the Purchase Contract Settlement Date.

“Reorganization Event” means:

(i)         any consolidation, merger, arrangement or amalgamation with or into any other Person, or of any other Person with or into the Corporation, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement, amalgamation or similar transaction in which the Corporation is the continuing corporation and in which the Common Shares outstanding immediately prior to the consolidation, merger, arrangement, amalgamation or similar transaction are not exchanged for cash, securities or other property of the Corporation or another Person);

(ii)          any sale, transfer, lease or conveyance to another Person of the property of the Corporation as an entirety or substantially as an entirety, as a result of which the Common Shares are exchanged for cash, securities or other property;

(iii)        any statutory exchange of the Common Shares with another corporation (other than in connection with a merger, arrangement or acquisition); or

(iv)         any liquidation, dissolution or termination of the Corporation (other than as a result of or after the occurrence of a Termination Event).

“Reset Rate” means, in connection with a Remarketing, the rate per annum (as determined by the Remarketing Agent(s) in consultation with the Corporation pursuant to the Remarketing Agreement) rounded to the nearest one thousandth (0.001) of one percent that the Notes shall bear.

“Responsible Officer” means, when used with respect to the Purchase Contract Agent, any officer of the Purchase Contract Agent assigned to the Corporate Trust Administration unit (or any successor unit, department or division of the Purchase Contract Agent) of the Purchase Contract Agent located at the Corporate Trust Office of the Purchase Contract Agent who has direct responsibility for the administration of this Agreement and also means, with respect to a particular corporate trust matter, any other officer, trust officer or person performing similar functions to whom such matter is referred because of his or her knowledge of and familiarity of the particular subject and who shall have direct responsibility for this Agreement. The same definition applies equally to any Responsible Officer of the Collateral Agent, Custodial Agent and Securities Intermediary.

“Rights” has the meaning set forth in Section 5.05(a)(x).

“Scheduled Trading Day” has the meaning set forth in Section 5.01(a).

“Securities Act” means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time, and the rules and regulations promulgated thereunder.

“Securities Intermediary” means the Person named as Securities Intermediary in the first paragraph of this Agreement, acting in its capacity as such hereunder, until a successor Securities Intermediary shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Securities Intermediary” shall mean such successor or any subsequent successor.

“Security Register” and “Securities Registrar” have the respective meanings set forth in Section 3.05.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Separate Notes” means Notes that have been released from the Pledge pursuant to the terms hereof and therefore no longer underlie Corporate Units.

“Separate Notes Account” has the meaning set forth in Section 5.02(a)(vi).

“Separate Notes Purchase Price” means, for any Optional Remarketing, the amount in cash equal to the product of (i) the Remarketing Price Per Note and (ii) (a) the aggregate principal amount of Separate Notes remarketed in such Optional Remarketing divided by (b) $1,000.

“Settlement Date” means, as applicable, (i) the Purchase Contract Settlement Date, (ii) the second Business Day following the Early Settlement Date or (iii) the Fundamental Change Early Settlement Date.

“Settlement Rate” has the meaning set forth in Section 5.01(a).

“Share Price” has the meaning set forth in Section 5.05(b)(iii).

“Similar Laws” means the provisions under any federal, state, local, non-U.S. laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code.

“Solicitation Agent” has the meaning set forth in Section 4.03(e).

“Spin-Off” has the meaning set forth in Section 5.05(a)(iv).

“Stated Amount” means $50.00.

“Successful Final Remarketing” has the meaning set forth in Section 5.02(b)(v).

“Successful Optional Remarketing” has the meaning set forth in Section 5.02(a)(vi).

“Successful Remarketing” means, as applicable, a Successful Optional Remarketing or a Successful Final Remarketing.

“Supplemental Indenture” means the First Supplemental Indenture, dated as of June 23, 2021, pursuant to which the Notes are issued, as it may be further amended and/or supplemented from time to time.

“Term Sheet” means the pricing term sheet related to the offering of the Units, as filed with the Securities and Exchange Commission as a “free writing prospectus” and with applicable Canadian Securities Regulators as “marketing materials” on June 17, 2021.

“Termination Date” means the date, if any, on which a Termination Event occurs.

“Termination Event” means the occurrence of any of the following events with respect to the Corporation:

(i)           at any time on or prior to the Purchase Contract Settlement Date, a decree or order by a court having jurisdiction over the Corporation is entered (i) adjudicating the Corporation as bankrupt or insolvent, (ii) approving as properly filed a petition, application, plan or motion seeking reorganization, arrangement, winding-up, adjustment or composition of or in respect of the Corporation under the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar Federal, state or provincial law (including the arrangement provisions of any corporate statute), or (iii) commencing any Insolvency Proceeding in respect of the Corporation, provided that such decree or order shall have been entered more than 60 days prior to the Purchase Contract Settlement Date and shall have continued undischarged and unstayed and not overturned or set aside for a period of 90 consecutive days;

(ii)          at any time on or prior to the Purchase Contract Settlement Date, a decree or order of a court having jurisdiction over the Corporation is entered for the appointment of a receiver, receiver and manager, monitor, liquidator, trustee, assignee, sale agent, sequestrator or other similar official in bankruptcy or insolvency of the Corporation or of all or any substantial part of the Corporation’s property, or for the winding up or liquidation of the Corporation’s affairs, provided that such decree or order shall have been entered more than 90 days prior to the Purchase Contract Settlement Date and shall have continued undischarged and unstayed and not overturned or set aside for a period of 60 consecutive days; or

(iii)        at any time on or prior to the Purchase Contract Settlement Date, the Corporation (i) institutes proceedings to be adjudicated a bankrupt or insolvent, (ii) consents to the institution of a bankruptcy or Insolvency Proceeding in respect of it, (iii) files a petition, motion or application or answer or consent seeking reorganization, making a voluntary assignment in bankruptcy or otherwise commencing any Insolvency Proceeding or voluntary insolvency or restructuring proceeding under the Bankruptcy Code or any other similar applicable Federal or state law, or shall consent to the filing of any such petition, (iv) consents to the appointment of a receiver, receiver and manager, monitor, liquidator, trustee, assignee, sale agent, sequestrator or other similar official in respect of the Corporation or any substantial part of its property, (v) makes an assignment for the benefit of creditors, or (vi) admits in writing its inability to pay its debts generally as they become due.

“Threshold Appreciation Price” means $18.00, subject to adjustment as set forth in Section 5.05(a)(vii)(1).

“TIA” means the Trust Indenture Act of 1939, as amended from time to time, or any successor legislation.

“TRADES” means the Treasury/Reserve Automated Debt Entry System maintained by the Federal Reserve Bank of New York pursuant to the TRADES Regulations.

“TRADES Regulations” means the regulations of the United States Department of the Treasury, published at 31 C.F.R. Part 357, as amended from time to time.  Unless otherwise defined herein, all terms defined in the TRADES Regulations are used herein as therein defined.

“Trading Day” has the meaning set forth in Section 5.01(a).

“Transaction Documents” means this Agreement, the Remarketing Agreement, the Units, the Notes and the Indenture, in each case as amended or supplemented from time to time.

“Transfer” means (i) in the case of certificated securities in registered form, delivery as provided in Section 8-301(a) of the UCC, indorsed to the transferee or in blank by an effective indorsement; (ii) in the case of Treasury Securities, registration of the transferee as the owner of such Treasury Securities on TRADES; (iii) in the case of security entitlements, including, without limitation, security entitlements with respect to Treasury Securities or Notes, a securities intermediary indicating by book entry that such security entitlement has been credited to the transferee’s securities account; and (iv) in the case of Notes in registered form, in the manner contemplated by Section 2.4 of the Supplemental Indenture and Section 2.5 of the Base Indenture.

“Treasury Portfolio” means:

(i)          U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the principal amount of the Notes underlying Applicable Ownership Interests in Notes included in the Corporate Units on the Optional Remarketing Date; and

(ii)         U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the aggregate Interest Payment (assuming no reset of the interest rate on the Notes) that would have been paid to the Holders of the Corporate Units on the Purchase Contract Settlement Date on the principal amount of the Notes underlying the Applicable Ownership Interests in Notes included in the Corporate Units on the Optional Remarketing Date;

provided that if on the Optional Remarketing Date U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio have a yield that is less than zero, “Treasury Portfolio” means Cash in an amount equal to (i) the principal amount of the Notes underlying Applicable Ownership Interests in Notes included in the Corporate Units on the Optional Remarketing Date and (ii) the aggregate Interest Payment (assuming no reset of the interest rate on the Notes) that would have been paid to the Holders of the Corporate Units on the Purchase Contract Settlement Date on the principal amount of the Notes underlying the Applicable Ownership Interests in Notes included in the Corporate Units on the Optional Remarketing Date.

“Treasury Portfolio Purchase Price” means the lowest aggregate ask-side price quoted by a primary U.S. government securities dealer in New York City to the Quotation Agent between 9:00 a.m. and 4:00 p.m., New York City time, on the Optional Remarketing Date for the purchase of the Treasury Portfolio for settlement on the relevant Remarketing Settlement Date; provided that if the Treasury Portfolio consists of cash, “Treasury Portfolio Purchase Price” means the amount thereof.

“Treasury Securities” means zero-coupon U.S. Treasury securities that mature on or prior to June 15, 2024 (including, without limitation, the U.S. Treasury securities with CUSIP No. 9128207H4).

“Treasury Unit” means, following the substitution of Treasury Securities for Pledged Applicable Ownership Interests in Notes as Collateral to secure a Holder’s Obligations under the Purchase Contract, the collective rights and obligations of a Holder of a Treasury Units Certificate in respect of such Treasury Securities, subject to the Pledge thereof, and the related Purchase Contract.

“Treasury Units Certificate” means a certificate evidencing the rights and obligations of a Holder in respect of the number of Treasury Units specified on such certificate.

“Trigger Event” has the meaning set forth in Section 5.05(a)(iv).

“UCC” means the Uniform Commercial Code as in effect in the State of New York from time to time.

“Unit” means a Corporate Unit or a Treasury Unit, as the case may be.

“U.S. Indenture Trustee” means The Bank of New York Mellon Trust Company, N.A., as U.S. trustee.

“U.S. Prospectus” means the prospectus relating to the shares or any securities deliverable in connection with an Early Settlement pursuant to Section 5.08, if so required as contemplated by Section 5.08, or a Fundamental Change Early Settlement of Purchase Contracts pursuant to Section 5.05(b)(ii), if so required as contemplated by Section 5.05(b)(ii), in the form in which first filed, or transmitted for filing, with the Securities and Exchange Commission after the effective date of the Registration Statement pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein as of the date of such U.S. Prospectus.

“U.S. Registration Statement” means a registration statement under the Securities Act prepared by the Corporation covering, inter alia, the securities deliverable by the Corporation in connection with an Early Settlement on the applicable Settlement Date under Section 5.08, if so required as contemplated by Section 5.08, or a Fundamental Change Early Settlement on the Fundamental Change Early Settlement Date under Section 5.05(b)(ii), if so required as contemplated by Section 5.05(b)(ii), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in such registration statement, and any post-effective amendments thereto.

“Vice President” means any vice president of the Corporation, whether or not designated by a number or a word or words added before or after the title “vice president.”

“VWAP” has the meaning set forth in Section 5.01(a).

Section 1.02.       Compliance Certificates and Opinions.  Upon any written application or request by the Corporation to the Purchase Contract Agent to take any action in accordance with any provision of this Agreement, the Corporation shall furnish to the Purchase Contract Agent an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Agreement relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Agreement (other than the Officers’ Certificate provided for in Section 10.05) shall include:

(i)           a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;

(ii)          a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such condition or covenant has been complied with; and

(iii)         a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.03.        Form of Documents Delivered to Purchase Contract Agent.  In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.  Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which its certificate or opinion is based are erroneous.  Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Agreement, they may, but need not, be consolidated and form one instrument.

Section 1.04.       Acts of Holders; Record Dates.  (a)  Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Purchase Contract Agent and, where it is hereby expressly required, to the Corporation.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and (subject to Section 7.01) conclusive in favor of the Purchase Contract Agent and the Corporation, if made in the manner provided in this Section.

(b)          The fact and date of the execution by any Person of any such instrument or writing may be proved in any manner that the Purchase Contract Agent deems sufficient.

(c)          The ownership of Units shall be proved by the Security Register.

(d)         Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Unit shall bind every future Holder of the same Unit and the Holder of every Certificate evidencing such Unit issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Purchase Contract Agent or the Corporation in reliance thereon, whether or not notation of such action is made upon such Certificate.

(e)         The Corporation may set any date as a record date for the purpose of determining the Holders of Outstanding Units entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Agreement to be given, made or taken by Holders.  If any record date is set pursuant to this paragraph, the Holders of the Outstanding Corporate Units and the Outstanding Treasury Units, as the case may be, on such record date, and no other Holders, shall be entitled to take the relevant action with respect to the Corporate Units or the Treasury Units, as the case may be, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken prior to or on the applicable Expiration Date by Holders of the requisite number of Outstanding Units on such record date.  Nothing contained in this paragraph shall be construed to prevent the Corporation from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and be of no effect), and nothing contained in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite number of Outstanding Units on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Corporation, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Purchase Contract Agent in writing and to each Holder in the manner set forth in Section 1.06.

With respect to any record date set pursuant to this Section 1.04(e), the Corporation may designate any date as the “Expiration Date” and from time to time may change the Expiration Date to any later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the Purchase Contract Agent in writing, and to each Holder in the manner set forth in Section 1.06, prior to or on the existing Expiration Date.  If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the Corporation shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.  Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Section 1.05.      Notices.  All notices, requests, consents and other communications provided for herein (including, without limitation, any modifications of, or waivers or consents under, this Agreement) shall be given or made in writing (including, without limitation, by facsimile or unsecured email, if, except as provided in the following paragraph, promptly confirmed by telephone) mailed or delivered to the intended recipient at the “Address for Notices” specified below its name on the signature pages hereof or, as to any party, at such other address as shall be designated by such party in a notice to the other parties.  Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given when transmitted by telecopier or other electronic methods or personally delivered or mailed by first-class mail (registered or certified, return receipt requested), or overnight air courier guaranteeing next day delivery.

The Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the Securities Intermediary (collectively, the “Agent”) shall have the right to accept and act upon instructions, including funds transfer instructions (for the purposes of this Section, “Instructions”) given pursuant to this Agreement and delivered using Electronic Means; provided, however, that the Corporation shall provide to the Agent an incumbency certificate listing authorized representatives and containing specimen signatures of such authorized representatives, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing.  If the Corporation elects to give the Agent Instructions using Electronic Means and the Agent in its discretion elects to act upon such Instructions, the Agent’s understanding of such Instructions shall be deemed controlling.  The Corporation understands and agrees that the Agent cannot determine the identity of the actual sender of such Instructions and that the Agent shall conclusively presume that directions that purport to have been sent by an authorized representative listed on the incumbency certificate provided to the Agent have been sent by such authorized representative.  The Corporation shall be responsible for ensuring that only authorized representatives transmit such Instructions to the Agent and that the Corporation and all authorized representatives are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation.  The Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the Agent’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction.  The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Agent, including without limitation the risk of the Agent acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Agent and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Agent immediately upon learning of any compromise or unauthorized use of the security procedures.

The Purchase Contract Agent (if other than the U.S. Indenture Trustee) shall send to the U.S. Indenture Trustee at the following addresses a copy of any notices in the form of Exhibits C, D, E, F, H, J, M, N or O it sends or receives:

The Bank of New York Mellon Trust Company, N.A, as U.S. Indenture Trustee
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Section 1.06.       Notice to Holders; Waiver.  Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Purchase Contract Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Purchase Contract Agent shall constitute a sufficient notification for every purpose hereunder.

Section 1.07.        Effect of Headings and Table of Contents.  The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.08.        Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the Securities Intermediary, and the Holders from time to time of the Units, by their acceptance of the same, shall be deemed to have agreed to be bound by the provisions hereof and to have ratified the agreements of, and the grant of the Pledge hereunder by, the Purchase Contract Agent.

Section 1.09.        Separability Clause.  In case any provision in this Agreement or in the Units shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof and thereof shall not in any way be affected or impaired thereby.

Section 1.10.      Benefits of Agreement.  Nothing contained in this Agreement or in the Units, express or implied, shall give to any Person, other than (w) the parties hereto and their successors hereunder, (x) to the extent set forth in Section 5.11, the holders of Priority Indebtedness of the Corporation, (y) to the extent provided hereby, the Holders, and (z) to the extent set forth in Section 3.06, the Beneficial Owners, any benefits or any legal or equitable right, remedy or claim under this Agreement.  The Holders from time to time shall be beneficiaries of this Agreement and shall be bound by all of the terms and conditions hereof and of the Units evidenced by their Certificates by their acceptance of delivery of such Certificates.

Section 1.11.       Governing Law; Waiver of Jury Trial.  THIS AGREEMENT, THE UNITS AND THE PURCHASE CONTRACTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF).  The Corporation, the Collateral Agent, the Custodial Agent, the Securities Intermediary and the Purchase Contract Agent, hereby submit to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby.  The Corporation, the Collateral Agent, the Custodial Agent, the Securities Intermediary and the Purchase Contract Agent, irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.  Each of the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the Securities Intermediary irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Corporation irrevocably appoints CT Corporation as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

Section 1.12.       Legal Holidays.  In any case where any Contract Adjustment Payment Date shall not be a Business Day (notwithstanding any other provision of this Agreement or the Units), Contract Adjustment Payments, deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon), and other distributions shall not be paid on such date, but Contract Adjustment Payments, deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon), and other distributions shall be paid on the next succeeding Business Day with the same force and effect as if made on such Contract Adjustment Payment Date; provided that no interest shall accrue or be payable by the Corporation or to any Holder in respect of such delay.

In any case where the Purchase Contract Settlement Date or the Settlement Date relating to any Early Settlement Date or any Fundamental Change Early Settlement Date shall not be a Business Day (notwithstanding any other provision of this Agreement or the Units), Purchase Contracts shall not be performed and Early Settlement and Fundamental Change Early Settlement shall not be effected on such date, but Purchase Contracts shall be performed or Early Settlement or Fundamental Change Early Settlement shall be effected, as applicable, on the next succeeding Business Day with the same force and effect as if made on such Purchase Contract Settlement Date, the Settlement Date relating to such Early Settlement Date or such Fundamental Change Early Settlement Date, as applicable;

Section 1.13.       Counterparts.  This Agreement may be executed in any number of counterparts by the parties hereto, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.  The words “execution,” signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).  The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

Section 1.14.        Inspection of Agreement.  Upon reasonable prior written notice, a copy of this Agreement shall be available at all reasonable times during normal business hours at the Corporate Trust Office for inspection by any Holder or Beneficial Owner.

Section 1.15.      Appointment of Financial Institution as Agent for the Corporation.  The Corporation may appoint a financial institution (which may be the Collateral Agent) to act as its agent in performing its obligations and in accepting and enforcing performance of the obligations of the Purchase Contract Agent and the Holders, under this Agreement and the Purchase Contracts, by giving notice of such appointment in the manner provided in Section 1.05 hereof.  Any such appointment shall not relieve the Corporation in any way from its obligations hereunder.

Section 1.16.       No Waiver.  No failure on the part of the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent, the Securities Intermediary or any of their respective agents to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent, the Securities Intermediary or any of their respective agents of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies herein are cumulative and are not exclusive of any remedies provided by law.

ARTICLE 2

CERTIFICATE FORMS

Section 2.01.        Forms of Certificates Generally.  The Certificates shall be in substantially the form set forth in Exhibit A hereto (in the case of Corporate Units Certificates) or Exhibit B hereto (in the case of Treasury Units Certificates), with such letters, numbers or other marks of identification or designation and such legends or endorsements printed, lithographed or engraved thereon as may be required by the rules of any securities exchange on which the Units are listed (if any) or any Depository therefor, or as may, consistently herewith, be determined by the officers of the Corporation executing such Certificates, as evidenced by their execution of the Certificates.

The definitive Certificates shall be produced in any manner as determined by the officers of the Corporation executing the Units evidenced by such Certificates, consistent with the provisions of this Agreement, as evidenced by their execution thereof.

Every Global Certificate authenticated, executed on behalf of the Holders and delivered hereunder shall bear a legend substantially in the form set forth in Exhibit A and Exhibit B for a Global Certificate.

Section 2.02.        Form of Purchase Contract Agent’s Certificate of Authentication.  The form of the Purchase Contract Agent’s certificate of authentication of the Units shall be in substantially the form set forth on the form of the applicable Certificates.

ARTICLE 3

THE UNITS

Section 3.01.       Amount; Form and Denominations.  The aggregate number of Units evidenced by Certificates authenticated, executed on behalf of the Holders and delivered hereunder will initially consist of 20,000,000 Units (as increased by the number of Units, if any, with respect to which the underwriters in the Units offering exercise their over-allotment option), except for Certificates authenticated, executed and delivered upon registration of transfer of, in exchange for, or in lieu of, other Certificates to the extent expressly permitted hereunder.

The Certificates shall be issuable only in registered form (which, for the avoidance of doubt, in the case of Global Certificates, shall be registered in the name of the Depository or its nominee) and only in denominations of a single Corporate Unit or Treasury Unit and any integral multiple thereof.

Section 3.02.      Rights and Obligations Evidenced by the Certificates.  Each Corporate Units Certificate shall evidence the number of Corporate Units specified therein, with each such Corporate Unit representing (1) the ownership by the Holder thereof of an Applicable Ownership Interest in Notes or an Applicable Ownership Interest in the Treasury Portfolio, as the case may be, subject to the Pledge of such Applicable Ownership Interest in Notes or Applicable Ownership Interest in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio), as the case may be, by such Holder pursuant to this Agreement, and (2) the rights and obligations of the Holder thereof and the Corporation under one Purchase Contract.

The Purchase Contract Agent is hereby authorized, as attorney-in-fact for, and on behalf of, the Holder of each Corporate Unit, to pledge, pursuant to Article 11, the Applicable Ownership Interest in Notes, or the Applicable Ownership Interest in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio) forming a part of such Corporate Unit, to the Collateral Agent for the benefit of the Corporation, and to grant to the Collateral Agent, for the benefit of the Corporation, a security interest in the right, title and interest of such Holder in such Applicable Ownership Interest in Notes or Applicable Ownership Interest in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio) to secure the Obligations of the Holder under each Purchase Contract to purchase Common Shares.  To effect such Pledge and grant such security interest, the Purchase Contract Agent on behalf of the Holders of Corporate Units has, on the date hereof, delivered to the Securities Intermediary the Notes underlying the Applicable Ownership Interests in Notes by delivering such Notes indorsed in blank to the Securities Intermediary to be held by the Securities Intermediary in accordance with the terms hereof.

Upon the formation of a Treasury Unit pursuant to Section 3.13, each Treasury Units Certificate shall evidence the number of Treasury Units specified therein, with each such Treasury Unit representing (1) the ownership by the Holder thereof of a 1/20 or 5% undivided beneficial ownership interest in a Treasury Security with a principal amount at maturity equal to $1,000, subject to the Pledge of such interest by such Holder pursuant to this Agreement, and (2) the rights and obligations of the Holder thereof and the Corporation under one Purchase Contract.  The Purchase Contract Agent is hereby authorized, as attorney-in-fact for, and on behalf of, the Holder of each Treasury Unit, to pledge, pursuant to Article 11, such Holder’s interest in the Treasury Security forming a part of such Treasury Unit to the Collateral Agent, for the benefit of the Corporation, and to grant to the Collateral Agent, for the benefit of the Corporation, a security interest in the right, title and interest of such Holder in such Treasury Security to secure the Obligations of the Holder under each Purchase Contract to purchase Common Shares.

Prior to the purchase and delivery of Common Shares under each Purchase Contract, such Purchase Contract shall not entitle the Holder of a Unit to any of the rights of a holder of Common Shares, including, without limitation, the right to vote or receive any dividends or other payments or distributions or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or for the election of directors of the Corporation or for any other matter, or any other rights whatsoever as a shareholder of the Corporation.

Section 3.03.       Execution, Authentication, Delivery and Dating.  Subject to the provisions of Section 3.13 and Section 3.14, upon the execution and delivery of this Agreement, and at any time and from time to time thereafter, the Corporation may deliver Certificates executed by the Corporation to the Purchase Contract Agent for authentication, execution on behalf of the Holders as attorney-in-fact for the Holders and delivery, together with its Issuer Order for authentication of such Certificates, and the Purchase Contract Agent in accordance with such Issuer Order shall authenticate, execute on behalf of the Holders as their attorney-in-fact and deliver such Certificates.

The Certificates shall be executed on behalf of the Corporation by an Authorized Officer of the Corporation.  The signature of any such Authorized Officer on the Certificates may be manual or facsimile.

Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Certificates or did not hold such offices at the date of such Certificates.

No Purchase Contract evidenced by a Certificate shall be valid until such Certificate has been executed on behalf of the Holder by the manual, electronic or facsimile signature of an authorized signatory of the Purchase Contract Agent, as such Holder’s attorney-in-fact.  Such signature by an authorized signatory of the Purchase Contract Agent shall be conclusive evidence that the Holder of such Certificate has entered into the Purchase Contracts evidenced by such Certificate.

Each Certificate shall be dated the date of its authentication.

No Certificate shall be entitled to any benefit under this Agreement or be valid or obligatory for any purpose unless there appears on such Certificate a certificate of authentication substantially in the form provided for herein executed by an authorized signatory of the Purchase Contract Agent by manual, electronic or facsimile signature, and such certificate of authentication upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder.

Section 3.04.       Temporary Certificates.    Pending the preparation of definitive Certificates, the Corporation may execute and deliver to the Purchase Contract Agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the Holders as their attorney-in-fact, and deliver, in lieu of such definitive Certificates, temporary Certificates which are in substantially the form set forth in Exhibit A or Exhibit B hereto, as the case may be, with such letters, numbers or other marks of identification or designation and such legends or endorsements printed, lithographed or engraved thereon as may be required by the rules of any securities exchange on which the Corporate Units or Treasury Units, as the case may be, are listed (if any), or as may, consistently herewith, be determined by the officers of the Corporation executing such Certificates, as evidenced by their execution of the Certificates.

If temporary Certificates are issued, the Corporation will cause definitive Certificates to be prepared without unreasonable delay.  After the preparation of definitive Certificates, the temporary Certificates shall be exchangeable for definitive Certificates upon surrender of the temporary Certificates at the Corporate Trust Office, at the expense of the Corporation and without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Certificates, the Corporation shall execute and deliver to the Purchase Contract Agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the Holder as their attorney-in-fact, and deliver in exchange therefor, one or more definitive Certificates of like tenor and denominations and evidencing a like number of Units as the temporary Certificate or Certificates so surrendered.  Until so exchanged, the temporary Certificates shall in all respects evidence the same benefits and the same obligations with respect to the Units evidenced thereby as definitive Certificates.

Section 3.05.       Registration; Registration of Transfer and Exchange.   The Purchase Contract Agent shall keep at the Corporate Trust Office, a register (the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Purchase Contract Agent shall provide for the registration of Certificates and of transfers of Certificates (the Purchase Contract Agent, in such capacity, the “Security Registrar”).  The Security Registrar shall record separately the registration and transfer of the Certificates evidencing Corporate Units and Treasury Units.

Upon surrender for registration of transfer of any Certificate at the Corporate Trust Office, the Corporation shall execute and deliver to the Purchase Contract Agent in its capacity as transfer agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the designated transferee or transferees, and deliver, in the name of the designated transferee or transferees, one or more new Certificates of any authorized denominations, of like tenor, and evidencing a like number of Corporate Units or Treasury Units, as the case may be.

At the option of the Holder and upon written notice to the Corporation and the Purchase Contract Agent, Certificates may be exchanged for other Certificates, of any authorized denominations and evidencing a like number of Corporate Units or Treasury Units, as the case may be, upon surrender of the Certificates to be exchanged at the Corporate Trust Office.  Whenever any Certificates are so surrendered for exchange, the Corporation shall execute and deliver to the Purchase Contract Agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the Holder as its attorney-in-fact, and deliver to the Holder the Certificates which the Holder making the exchange is entitled to receive.

All Certificates issued upon any registration of transfer or exchange of a Certificate shall evidence the ownership of the same number of Corporate Units or Treasury Units, as the case may be, and be entitled to the same benefits and subject to the same obligations under this Agreement as the Corporate Units or Treasury Units, as the case may be, evidenced by the Certificate surrendered upon such registration of transfer or exchange.

Every Certificate presented or surrendered for registration of transfer or exchange shall if so required by the Purchase Contract Agent be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Purchase Contract Agent duly executed by the Holder thereof or its attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of a Certificate, but the Corporation and the Purchase Contract Agent may require payment from the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Certificates, other than any exchanges not involving any transfer to a person other than the Holder.

Notwithstanding the foregoing, the Corporation shall not be obligated to execute and deliver to the Purchase Contract Agent, and the Purchase Contract Agent shall not be obligated to authenticate, execute on behalf of the Holder as its attorney-in-fact and deliver any Certificate in exchange for any other Certificate presented or surrendered for registration of transfer or for exchange on or after any Early Settlement Date or any date on which the Fundamental Change Early Settlement Right is exercised with respect to such Certificate, any Termination Date or the Business Day immediately preceding the Purchase Contract Settlement Date.  In lieu of delivery of a new Certificate, upon satisfaction of the applicable conditions specified above in this Section and receipt of appropriate registration or transfer instructions from such Holder, the Purchase Contract Agent shall:

(i)         if the Purchase Contract Settlement Date or an Early Settlement Date or a Fundamental Change Early Settlement Date with respect to such other Certificate (or portion thereof) has occurred, deliver the Common Shares issuable in respect of the Purchase Contracts forming a part of the Units evidenced by such other Certificate (or portion thereof) on the applicable Settlement Date; and

(ii)        if a Termination Event, Early Settlement, or Fundamental Change Early Settlement shall have occurred prior to the Purchase Contract Settlement Date, or a Cash Settlement shall have occurred, transfer the Notes, the Treasury Securities, or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, underlying such Certificate, in each case subject to the applicable conditions and in accordance with the applicable provisions of Section 3.15 and Article 5.

The Purchase Contract Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Agreement or under applicable law with respect to any transfer of any interest in any Certificate (including any transfers between or among Beneficial Owners of interests in any Global Certificate) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Agreement, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 3.06.       Book-Entry Interests.   The Certificates will be initially issued in the form of one or more fully registered Global Certificates, to be delivered to the Depository or its custodian by, or on behalf of, the Corporation.  The Corporation hereby designates DTC as the initial Depository.  The Corporation has entered into a letter of representations with DTC in the form provided by DTC and the Purchase Contract Agent in each of its capacities is hereby authorized to act in accordance with such letter and Applicable Procedures. Such Global Certificates shall initially be registered on the Security Register in the name of Cede & Co. (or its successor), the nominee of the Depository, and no Beneficial Owner will receive a definitive Certificate representing such Beneficial Owner’s interest in such Global Certificate, except as provided in Section 3.09.  Following the issuance of such Global Certificates and unless and until definitive, and fully registered Certificates have been issued to Beneficial Owners pursuant to Section 3.09:

(i)           the provisions of this Section 3.06 shall be in full force and effect;

(ii)         the Corporation shall be entitled to deal with the Depository for all purposes of this Agreement (including, without limitation, making Contract Adjustment Payments, providing notices and receiving approvals, votes or consents hereunder) as the Holder of the Units and the sole holder of the Global Certificates and shall have no obligation to the Beneficial Owners; provided that a Beneficial Owner may directly enforce against the Corporation, without any consent, proxy, waiver or involvement of the Depository of any kind, such Beneficial Owner’s right to receive a definitive Certificate representing the Units beneficially owned by such Beneficial Owner, as set forth in Section 3.09;

(iii)         to the extent that the provisions of this Section 3.06 conflict with any other provisions of this Agreement, the provisions of this Section 3.06 shall control; and

(iv)       except as set forth in the proviso of clause (ii) of this Section 3.06, the rights of the Beneficial Owners shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Owners and the Depository or the Depository Participants.

The Depository will make book-entry transfers among Depository Participants and receive and transmit Contract Adjustment Payments to such Depository Participants.  Transfers of securities evidenced by Global Certificates shall be made through the facilities of the Depository, and any cancellation of, or increase or decrease in the number of, such securities (including the creation of Treasury Units and the recreation of Corporate Units pursuant to Section 3.13 and Section 3.14 respectively) shall be accomplished by the Collateral Agent making appropriate annotations on the Schedule of Increases and Decreases set forth in such Global Certificate.  Neither the Purchase Contract Agent nor any other Agent shall have any responsibility for any actions taken or not taken by the Depository.

Section 3.07.        Notices to Holders.  Whenever a notice or other communication to the Holders is required to be given under this Agreement, the Corporation or a solicitation agent appointed by the Corporation shall give such notices and communications to the Holders and, with respect to any Units registered in the name of the Depository or the nominee of the Depository, the Corporation or such solicitation agent shall, except as set forth herein, have no obligations to the Beneficial Owners.

Section 3.08.       Appointment of Successor Depository.  If the Depository elects to discontinue its services as securities depository with respect to the Units, the Corporation may, in its sole discretion, appoint a successor Depository with respect to the Units, as long as such successor Depository constitutes a “clearing agency” registered under Section 17A of the Exchange Act when the Depository is required to be so registered to act as the Depository.

Section 3.09.        Definitive Certificates.

If:

(i)           the Depository notifies the Corporation that it is unwilling or unable to continue its services as securities depository with respect to the Units and no successor Depository has been appointed pursuant to Section 3.08 within 90 days after the Corporation’s receipt of such notice;

(ii)         the Depository ceases to be a “clearing agency” registered under Section 17A of the Exchange Act when the Depository is required to be so registered to act as the Depository and the Corporation receives notice of such cessation, and no successor Depository has been appointed pursuant to Section 3.08 within 90 days after the Corporation’s receipt of such notice or the Corporation’s becoming aware of such cessation; or

(iii)        any Event of Default with respect to the Notes, or any event that after notice or lapse of time would constitute an Event of Default with respect to the Notes, has occurred and is continuing, or the Corporation has failed to perform any of its obligations under this Agreement, the Units or the Purchase Contracts, and any Beneficial Owner requests that its beneficial interest be exchanged for a definitive Certificate;

then (x) definitive Certificates shall be prepared by the Corporation with respect to such Units and delivered to the Purchase Contract Agent, together with an Issuer Order for authentication and (y) upon surrender of the Global Certificates representing the Units by the Depository, accompanied by registration instructions, the Corporation shall cause definitive Certificates to be delivered to Beneficial Owners in accordance with instructions provided by the Depository; provided that in the case of clause (iii) only the beneficial interests of the Beneficial Owners so requesting shall be exchanged for definitive Certificates, and the aggregate number of Units represented by the Global Certificate will be reduced accordingly, in accordance with Applicable Procedures and standing arrangements between the Purchase Contract Agent and the Depository.  The Corporation and the Purchase Contract Agent shall not be liable for any delay in delivery of such instructions and may conclusively rely on and shall be authorized and protected in relying on, such instructions.  Each definitive Certificate so delivered shall evidence Units of the same kind and tenor as the Global Certificate (or beneficial interests in a Global Certificate) so surrendered in respect thereof.

Section 3.10.        Mutilated, Destroyed, Lost and Stolen Certificates.   If any mutilated Certificate is surrendered to the Purchase Contract Agent or its agent at the Corporate Trust Office, the Corporation shall execute and deliver to the Purchase Contract Agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the Holder as its attorney-in-fact, and deliver to the Holder in exchange therefor, a new Certificate, evidencing the same number of Corporate Units or Treasury Units, as the case may be, and bearing a Certificate number not contemporaneously outstanding.

If there shall be delivered to the Corporation and the Purchase Contract Agent (i) evidence to their satisfaction of the destruction, loss or theft of any Certificate, and (ii) such indemnity and/or security as may be required by either of them to hold each of them and any agent of any of them harmless, then, in the absence of notice to the Corporation or the Purchase Contract Agent that such Certificate has been acquired by a protected purchaser, the Corporation shall execute and deliver to the Purchase Contract Agent, and upon receipt of an Issuer Order for authentication, the Purchase Contract Agent shall authenticate, execute on behalf of the Holder as its attorney-in-fact, and deliver to the Holder, in lieu of any such destroyed, lost or stolen Certificate, a new Certificate, evidencing the same number of Corporate Units or Treasury Units, as the case may be, and bearing a Certificate number not contemporaneously outstanding.

Notwithstanding the foregoing, the Corporation shall not be obligated to execute and deliver to the Purchase Contract Agent, and the Purchase Contract Agent shall not be obligated to authenticate, execute on behalf of the Holder as its attorney-in-fact, and deliver to the Holder, with respect to such mutilated, destroyed, lost or stolen Certificate a new Certificate on or after the Business Day immediately preceding the Purchase Contract Settlement Date or the Termination Date.  In lieu of delivery of a new Certificate, upon satisfaction of the applicable conditions specified above in this Section and receipt of appropriate registration or transfer instructions from such Holder, the Purchase Contract Agent shall:

(i)           if the Purchase Contract Settlement Date with respect to such lost, stolen, destroyed or mutilated Certificate has occurred, deliver the Common Shares issuable in respect of the Purchase Contracts forming a part of the Units evidenced by such Certificate; and

(ii)        if a Termination Event with respect to such mutilated, destroyed, lost or stolen Certificate shall have occurred prior to the Purchase Contract Settlement Date, transfer the Notes, the Treasury Securities or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, underlying such Certificate, subject to the applicable conditions and in accordance with the applicable provisions of Section 3.15 and Article 5.

Upon the issuance of any new Certificate under this Section, the Corporation and the Purchase Contract Agent may require the payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other fees and expenses (including, without limitation, the fees and expenses of the Purchase Contract Agent) connected therewith.

Every new Certificate issued pursuant to this Section in lieu of any destroyed, lost or stolen Certificate shall constitute an original additional contractual obligation of the Corporation and of the Holder in respect of the Units evidenced thereby, whether or not the destroyed, lost or stolen Certificate (and the Units evidenced thereby) shall be at any time enforceable by anyone, and shall be entitled to all the benefits and be subject to all the obligations of this Agreement equally and proportionately with any and all other Certificates delivered hereunder.

The provisions of this Section are exclusive and shall preclude, to the extent lawful, all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Certificates.

Section 3.11.      Persons Deemed Owners.   Prior to due presentment of a Certificate for registration of transfer, the Corporation and the Purchase Contract Agent, and any agent of the Corporation or the Purchase Contract Agent, may treat the Person in whose name such Certificate is registered as the owner of the Units evidenced thereby for purposes of (subject to any applicable record date) any payment or distribution with respect to the Notes underlying the Applicable Ownership Interests in Notes, on the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio) or payment of Contract Adjustment Payments and performance of the Purchase Contracts and for all other purposes whatsoever in connection with such Units (subject to the proviso contained in clause (ii) of Section 3.06), whether or not such payment, distribution, or performance shall be overdue and notwithstanding any notice to the contrary, and neither the Corporation nor the Purchase Contract Agent, nor any agent of the Corporation or the Purchase Contract Agent, shall be affected by notice to the contrary.

None of the Purchase Contract Agent or the Securities Registrar shall have any responsibility or obligation to any Beneficial Owner in Units represented by a Global Certificate or other Person with respect to the accuracy of the records of the Depository or its nominee or of any agent member, with respect to any ownership interest in the Units or with respect to the delivery to any agent member, Beneficial Owner or other Person (other than the Depository) of any notice or the payment of any amount, under or with respect to such Units.  All notices and communications to be given to the Holders and all payments to be made to Holders pursuant to the Units and this Agreement shall be given or made only to or upon the order of the registered holders (which shall be the Depository or its nominee in the case of a Global Certificate).  The rights of Beneficial Owners in the Units underlying a Global Certificate shall be exercised only through the Depository subject to its Applicable Procedures.  The Purchase Contract Agent and the Securities Registrar shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any Beneficial Owners.  The Purchase Contract Agent and the Securities Registrar shall be entitled to deal with the Depository, and any nominee thereof, that is the registered holder of any Global Certificate for all purposes of this Agreement relating to such Global Certificate (including the making of any payment or delivery hereunder and the giving of instructions or directions by or to the Beneficial Owner in any Units underlying such Global Certificate) as the sole Holder of such Global Certificate and shall have no obligations to the Beneficial Owners thereof (subject to the proviso contained in clause (ii) of Section 3.06).  None of the Purchase Contract Agent or the Securities Registrar shall have any responsibility or liability for any acts or omissions of the Depository with respect to any Units underlying such Global Certificate, for the records of the Depository, including records in respect of beneficial ownership interests in respect of Units underlying such Global Certificate, for any transactions between the Depository and any agent member or between or among the Depository, any such agent member and/or any Holder or Beneficial Owner in any Units underlying such Global Certificate, or for any transfers of beneficial interests in any Units underlying such Global Certificate.

Notwithstanding the foregoing, with respect to any Global Certificate, nothing contained herein shall prevent the Corporation, the Purchase Contract Agent or any agent of the Corporation or the Purchase Contract Agent, from giving effect to any written certification, proxy or other authorization furnished by the Depository (or its nominee), as a Holder, with respect to such Global Certificate, or impair, as between such Depository and the related Beneficial Owner, the operation of customary practices governing the exercise of rights of the Depository (or its nominee) as Holder of such Global Certificate.  None of the Corporation, the Purchase Contract Agent or any agent of the Corporation or the Purchase Contract Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Certificate or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 3.12.      Cancellation.   All Certificates surrendered for delivery of Common Shares on or after the Purchase Contract Settlement Date or in connection with an Early Settlement or a Fundamental Change Early Settlement or for delivery of the Notes underlying the Applicable Ownership Interests in Notes, the Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, after the occurrence of a Termination Event or pursuant to a Cash Settlement, an Early Settlement or a Fundamental Change Early Settlement, a Collateral Substitution, or upon the registration of transfer or exchange of a Unit, shall, if surrendered to any Person other than the Purchase Contract Agent, be delivered to the Purchase Contract Agent along with appropriate written instructions regarding the cancellation thereof and shall be promptly cancelled by it.  The Corporation may at any time deliver to the Purchase Contract Agent for cancellation any Certificates previously authenticated, executed and delivered hereunder that the Corporation may have acquired in any manner whatsoever, and all Certificates so delivered shall, upon an Issuer Order, be promptly cancelled by the Purchase Contract Agent.  No Certificates shall be authenticated, executed on behalf of the Holder and delivered in lieu of or in exchange for any Certificates cancelled as provided in this Section 3.12, except as expressly permitted by this Agreement.  All cancelled Certificates held by the Purchase Contract Agent shall be disposed of in accordance with its customary practices.

If the Corporation or any Affiliate of the Corporation shall acquire any Certificate, such acquisition shall not operate as a cancellation of such Certificate unless and until such Certificate is delivered to the Purchase Contract Agent for cancellation.

Section 3.13.       Creation of Treasury Units by Substitution of Treasury Securities.  (a) Subject to the conditions set forth in this Agreement, a Holder of Corporate Units may, at any time from and after the date of this Agreement, other than during a Blackout Period or after a Successful Remarketing, effect a Collateral Substitution and separate the Notes underlying the Pledged Applicable Ownership Interests in Notes in respect of such Holder’s Corporate Units by substituting for such Pledged Applicable Ownership Interests in Notes for which Collateral Substitution is being made, Treasury Securities in an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes underlying the Pledged Applicable Ownership Interests in Notes; provided that Holders may make Collateral Substitutions only in integral multiples of 20 Corporate Units.  To effect such substitution, the Holder must:

(1)        Transfer to the Collateral Agent, for credit to the Collateral Account, Treasury Securities and/or security entitlements with respect thereto having an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes underlying the Pledged Applicable Ownership Interests in Notes for which such Collateral Substitution is made; and

(2)        Transfer the related Corporate Units to the Purchase Contract Agent accompanied by a notice to the Purchase Contract Agent, substantially in the form of Exhibit C hereto, whereupon the Purchase Contract Agent shall (in accordance with the instructions provided for in the aforementioned notice from the Holder) promptly provide an instruction to such effect to the Collateral Agent, substantially in the form of Exhibit F hereto.

Upon confirmation that the Treasury Securities described in clause (1) above or security entitlements with respect thereto have been credited to the Collateral Account and receipt of the instruction to the Collateral Agent described in clause (2) above, the Collateral Agent shall promptly release such Pledged Applicable Ownership Interests in Notes from the Pledge by directing the Securities Intermediary by a notice, substantially in the form of Exhibit G hereto, to Transfer the Notes underlying such Pledged Applicable Ownership Interests in Notes to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, free and clear of the Pledge created hereby.

The substituted Treasury Securities will be pledged to the Corporation through the Collateral Agent to secure such Holder’s obligation to purchase Common Shares under the related Purchase Contract.

Upon credit to the Collateral Account of Treasury Securities and/or security entitlements with respect thereto delivered by a Holder of Corporate Units and receipt of the related instruction from the Collateral Agent, the Securities Intermediary shall promptly Transfer the Notes underlying the appropriate Pledged Applicable Ownership Interests in Notes to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, free and clear of the Pledge created hereby.

Upon receipt of the Notes underlying such Pledged Applicable Ownership Interests in Notes, the Purchase Contract Agent shall promptly:

(i)           cancel the related Corporate Units;

(ii)          Transfer the Notes to the Holder; and

(iii)        cause the Collateral Agent to deliver Treasury Units in book-entry form, or if applicable, cause the Collateral Agent to deliver the Treasury Units to the Purchase Contract Agent, upon receipt of which the Purchase Contract Agent shall authenticate, execute on behalf of such Holder as the attorney-in-fact of such Holder and deliver Treasury Units in the form of a Treasury Units Certificate executed by the Corporation in accordance with Section 3.03 evidencing the same number of Purchase Contracts as were evidenced by the cancelled Corporate Units.

Holders who elect to separate the Notes by substituting Treasury Securities for Applicable Ownership Interest in Notes shall be responsible for any taxes, governmental charges or other fees or expenses (including, without limitation, fees and expenses payable to the Collateral Agent) attributable to such Collateral Substitution, and neither the Corporation nor the Purchase Contract Agent nor the Collateral Agent nor the Securities Intermediary shall be responsible for any such taxes, governmental charges or other fees or expenses.

(b)        In the event a Holder making a Collateral Substitution pursuant to this Section 3.13 fails to effect a book-entry transfer of the Corporate Units or fails to deliver Corporate Units Certificates to the Purchase Contract Agent after transferring Treasury Securities and/or security entitlements in respect thereof to the Collateral Agent, for credit to the Collateral Account, any distributions on the Notes underlying the Applicable Ownership Interests in Notes constituting a part of such Corporate Units, shall be held in the name of the Purchase Contract Agent or its nominee in trust for the benefit of such Holder, until such Corporate Units are so transferred or the Corporate Units Certificate is so delivered, as the case may be, or such Holder provides evidence satisfactory to the Corporation and the Purchase Contract Agent that such Corporate Units Certificate has been destroyed, lost or stolen, together with any indemnity and/or security that may be required by the Purchase Contract Agent and the Corporation.

(c)         Except as provided for in this Section 3.13, or in connection with a Cash Settlement, an Early Settlement, a Fundamental Change Early Settlement or a Termination Event, for so long as the Purchase Contract underlying a Corporate Unit remains in effect, such Corporate Unit shall not be separable into its constituent parts, and the rights and obligations of the Holder in respect of the Applicable Ownership Interests in Notes or Applicable Ownership Interests in the Treasury Portfolio, as the case may be, and the Purchase Contract comprising such Corporate Units may be acquired, and may be transferred and exchanged, only as a Corporate Unit and in the manner provided for in Exhibit C attached hereto.

Section 3.14.       Recreation of Corporate Units.   (a) Subject to the conditions set forth in this Agreement, a Holder of Treasury Units may effect a Collateral Substitution and recreate Corporate Units at any time from and after the date of this Agreement, other than during a Blackout Period or after a Successful Remarketing; provided that Holders of Treasury Units may only recreate Corporate Units in integral multiples of 20 Treasury Units.  To recreate Corporate Units, the Holder must:

(1)          Transfer to the Collateral Agent for credit to the Collateral Account Notes having an aggregate principal amount equal to the aggregate principal amount at maturity of the Pledged Treasury Securities to be released; and

(2)         Transfer the related Treasury Units to the Purchase Contract Agent accompanied by a notice to the Purchase Contract Agent, substantially in the form of Exhibit C hereto, whereupon the Purchase Contract Agent shall (in accordance with the instructions provided for in the aforementioned notice from the Holder) promptly provide an instruction to such effect to the Collateral Agent, substantially in the form of Exhibit H hereto.

Upon confirmation that the Notes described in clause (1) above have been credited to the Collateral Account and receipt of the instruction from the Purchase Contract Agent described in clause (2) above, the Collateral Agent shall promptly release such Pledged Treasury Securities from the Pledge by directing the Securities Intermediary by a notice, substantially in the form of Exhibit I hereto, to Transfer such Pledged Treasury Securities to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, free and clear of the Pledge created hereby.

The substituted Notes will be pledged to the Corporation through the Collateral Agent to secure such Holder’s obligation to purchase Common Shares under the related Purchase Contract.

Upon credit to the Collateral Account of Notes delivered by a Holder of Treasury Units and receipt of the related instruction from the Collateral Agent, the Securities Intermediary shall promptly Transfer the Pledged Treasury Securities to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, free and clear of the Pledge created hereby.

Upon receipt of such Treasury Securities, the Purchase Contract Agent shall promptly:

(i)           cancel the related Treasury Units;

(ii)          transfer the Treasury Securities to the Holder; and

(iii)         cause the Collateral Agent to deliver Corporate Units in book-entry form or, if applicable, cause the Collateral Agent to deliver the Corporate Units to the Purchase Contract Agent, upon receipt of which the Purchase Contract Agent shall authenticate, execute on behalf of such Holder as the attorney-in-fact of such Holder and deliver Corporate Units in the form of a Corporate Units Certificate executed by the Corporation in accordance with Section 3.03 evidencing the same number of Purchase Contracts as were evidenced by the cancelled Treasury Units.

Holders who elect to recreate Corporate Units shall be responsible for any taxes, governmental charges or other fees or expenses (including, without limitation, fees and expenses payable to the Collateral Agent), attributable to such Collateral Substitution and neither the Corporation nor the Purchase Contract Agent nor the Collateral Agent shall be responsible for any such taxes, governmental charges or other fees or expenses.

(b)         Except as provided in this Section 3.14 or in connection with a Cash Settlement, an Early Settlement, a Fundamental Change Early Settlement or a Termination Event, for so long as the Purchase Contract underlying a Treasury Unit remains in effect, such Treasury Unit shall not be separable into its constituent parts and the rights and obligations of the Holder of such Treasury Unit in respect of the interest in the Treasury Security and Purchase Contract composing such Treasury Unit may be acquired, and may be transferred and exchanged, only as a Treasury Unit.

Section 3.15.      Transfer of Collateral Upon Occurrence of Termination Event.  (a) Upon receipt by the Collateral Agent of written notice pursuant to Section 5.07 from the Corporation that a Termination Event has occurred, the Collateral Agent shall promptly release all Collateral from the Pledge and shall promptly instruct the Securities Intermediary to Transfer (in accordance with the instructions provided for in the aforementioned notice from the Corporation):

(i)           any Notes underlying Pledged Applicable Ownership Interests in Notes and/or security entitlements with respect thereto or Applicable Ownership Interests in the Treasury Portfolio;

(ii)          any Pledged Treasury Securities;

(iii)         any payments made by Holders (or the Permitted Investments, if any, of such payments) pursuant to Section 5.02(b)(ix) or 5.03; and

(iv)         any Proceeds and all other payments the Collateral Agent receives in respect of the foregoing,

to the Purchase Contract Agent for the benefit of the Holders for distribution to such Holders as instructed by such Holders to the Purchase Contract Agent in accordance with the terms provided for herein, in accordance with their respective interests, free and clear of the Pledge created hereby; provided, however, if any Holder or Beneficial Owner shall be entitled to receive Notes in an aggregate principal amount of less than $1,000, or greater than $1,000 but not in an integral multiple of $1,000, the Purchase Contract Agent shall request, on behalf of such Holder or Beneficial Owner, as the attorney-in-fact of such Holder or Beneficial Owner, that the Corporation issue, and promptly following such request the Corporation shall issue, Notes in denominations of $50, or integral multiples thereof, in exchange for Notes in denominations of $1,000 or integral multiples thereof; and provided further, if any Holder shall be entitled to receive, with respect to its Applicable Ownership Interests in the Treasury Portfolio or its Pledged Treasury Securities, any securities having a principal amount at maturity of less than $1,000, the Purchase Contract Agent shall dispose of such Applicable Ownership Interests in the Treasury Portfolio or Pledged Treasury Securities for cash and deliver to such Holder cash in lieu of delivering the Applicable Ownership Interests in the Treasury Portfolio or Pledged Treasury Securities, as the case may be, upon receipt of and in accordance with instructions to be separately provided by such Holder.

(b)         Notwithstanding anything to the contrary in Section 3.15(a), if such Termination Event shall result from Insolvency Proceedings in respect of the Corporation, and if the Collateral Agent shall for any reason fail promptly to effectuate the release and Transfer of all Notes underlying Pledged Applicable Ownership Interests in Notes, Applicable Ownership Interests in the Treasury Portfolio, Pledged Treasury Securities and payments by Holders (or the Permitted Investments purchased with such payments) pursuant to Section 5.02(b)(ix) or 5.03 and Proceeds and all other payments received by the Collateral Agent in respect of the foregoing, as the case may be, as provided by this Section 3.15, then the Purchase Contract Agent shall within 15 days after its receipt of written notice from the Corporation of the occurrence of such Termination Event pursuant to Section 5.07 hereof commence an action or proceeding in the court having jurisdiction over the Corporation’s Insolvency Proceedings seeking an order requiring the Collateral Agent to effectuate the release and transfer of all Notes underlying Pledged Applicable Ownership Interests in Notes, Applicable Ownership Interests in the Treasury Portfolio, Pledged Treasury Securities and the payments by Holders (or the Permitted Investments, if any, purchased with such payments) pursuant to Section 5.02(b)(ix) or 5.03 and Proceeds and all other payments received by the Collateral Agent in respect of the foregoing, or as the case may be, as provided by this Section 3.15.

(c)         Upon receipt by the Purchase Contract Agent of written notice pursuant to Section 5.07 from the Corporation that a Termination Event has occurred and the Transfer to the Purchase Contract Agent of the Notes underlying Pledged Applicable Ownership Interests in Notes, the appropriate Applicable Ownership Interests in the Treasury Portfolio and/or the Pledged Treasury Securities, as the case may be, pursuant to this Section 3.15, the Purchase Contract Agent shall request transfer instructions with respect to such Notes, Applicable Ownership Interests in the Treasury Portfolio and/or Pledged Treasury Securities, as the case may be, from each Holder by written request, substantially in the form of Exhibit D hereto, delivered to such Holder at its address as it appears in the Security Register.

(d)         Upon book-entry transfer of the Corporate Units or the Treasury Units or delivery of a Corporate Units Certificate or Treasury Units Certificate to the Purchase Contract Agent with such transfer instructions in connection with a Termination Event, the Purchase Contract Agent shall transfer the Notes underlying Pledged Applicable Ownership Interests in Notes, the Applicable Ownership Interests in the Treasury Portfolio or Pledged Treasury Securities, as the case may be, underlying such Corporate Units or Treasury Units, as the case may be, to such Holder by book-entry transfer, or other appropriate procedures, in accordance with such instructions and, in the case of the Notes underlying Pledged Applicable Ownership Interests in Notes, in accordance with the terms of the Indenture.  In the event a Holder of Corporate Units or Treasury Units fails to deliver transfer instructions or effect such transfer or delivery, the Notes underlying Pledged Applicable Ownership Interests in Notes, the Applicable Ownership Interests in the Treasury Portfolio or Pledged Treasury Securities, as the case may be, underlying such Corporate Units of Treasury Units, as the case may be, and any distributions thereon, shall be held in the name of the Purchase Contract Agent or its nominee in trust for the benefit of such Holder, until the earlier to occur of:

(i)          the transfer of such Corporate Units or Treasury Units or surrender of the Corporate Units Certificate or Treasury Units Certificate or the receipt by the Corporation and the Purchase Contract Agent from such Holder of satisfactory evidence that such Corporate Units Certificate or Treasury Units Certificate has been destroyed, lost or stolen, together with any indemnity and/or security that may be required by the Purchase Contract Agent and the Corporation; and

(ii)          the expiration of the time period specified by the applicable law governing abandoned property in the state in which the Purchase Contract Agent holds such property.

Section 3.16.        No Consent to Assumption.  Each Holder of a Unit, by acceptance thereof, and to the extent applicable in any Insolvency Proceeding involving the Corporation, shall be deemed to have expressly withheld any consent to the assumption under Section 365 of the Bankruptcy Code or otherwise, of the Purchase Contract by the Corporation or its trustee, receiver, liquidator or a person or entity performing similar functions in the event that the Corporation becomes a debtor under the Bankruptcy Code or subject to other similar state or Federal law providing for reorganization or liquidation.

Section 3.17.       Substitutions.  Whenever a Holder has the right to substitute Treasury Securities or Notes underlying Applicable Ownership Interests in Notes, as the case may be, or security entitlements for any of them, for financial assets held in the Collateral Account, such substitution shall not constitute a novation of the security interest created hereby.

ARTICLE 4

THE NOTES

Section 4.01.      Interest Payments; Rights to Interest Payments Preserved.  (a) The Collateral Agent shall transfer all income and distributions (other than those described in Section 4.02(a)) received by it on account of the Notes underlying Pledged Applicable Ownership Interests in Notes (if the Notes underlying Pledged Applicable Ownership Interests in Notes are registered in the name of the Collateral Agent), the Pledged Applicable Ownership Interests in the Treasury Portfolio or Permitted Investments from time to time held in the Collateral Account to the Purchase Contract Agent, according to transfer instructions to be provided by the Purchase Contract Agent to the Collateral Agent in writing, for distribution to the applicable Holders as provided in this Agreement and the Purchase Contracts, free and clear of the Pledge created hereby.

(b)         Any payment in respect of a Unit relating to any Note underlying Applicable Ownership Interests in Notes or any distribution in respect of a Unit on any Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interest in the Treasury Portfolio) (in each case other than those described in Section 4.02(a)), as the case may be, which is paid in respect of any Payment Date shall, subject to receipt thereof by the Purchase Contract Agent in its capacity as paying agent from the Corporation or from the Collateral Agent as provided in Section 4.01(a), be paid on such Payment Date to the Person in whose name the Corporate Units Certificate (or one or more Predecessor Corporate Units Certificates) of which such Applicable Ownership Interest in Notes or Applicable Ownership Interests in the Treasury Portfolio, as the case may be, forms a part is registered at the close of business on the Record Date for such Payment Date.  If the book-entry system for the Units has been terminated, any such payment will be payable by check mailed to the address of the Person entitled thereto at such Person’s address as it appears on the Security Register, or, if such Person so requests and designates an account in writing to the Purchase Contract Agent in its capacity as paying agent at least five Business Days prior to the relevant Payment Date, by wire transfer to such account.

(c)         Each Corporate Units Certificate evidencing Applicable Ownership Interests in Notes or Applicable Ownership Interests in the Treasury Portfolio delivered under this Agreement upon registration of transfer of or in exchange for or in lieu of any other Corporate Units Certificate shall carry the right to accrued and unpaid interest or distributions, and to accrued interest or distributions, which were carried by Applicable Ownership Interests in Notes or Applicable Ownership Interests in the Treasury Portfolio underlying such other Corporate Units Certificate.

(d)        In the case of any Corporate Unit with respect to which (1) Cash Settlement of the underlying Purchase Contract is properly effected pursuant to Section 5.02(b)(ix) or 5.03(a), (2) Early Settlement of the underlying Purchase Contract is properly effected pursuant to Section 5.08, (3) Fundamental Change Early Settlement of the underlying Purchase Contract is properly effected pursuant to Section 5.05(b)(ii) or (4) a Collateral Substitution is properly effected pursuant to Section 3.13, in each case, on a date that is after any Record Date and prior to or on the next succeeding Payment Date, interest in respect of the Notes underlying Applicable Ownership Interests in Notes or distributions on Applicable Ownership Interests in the Treasury Portfolio, as the case may be, underlying such Corporate Unit otherwise payable on such Payment Date shall be payable on such Payment Date notwithstanding such Cash Settlement, Early Settlement, Fundamental Change Early Settlement or Collateral Substitution, and such payment or distributions shall, subject to receipt thereof by the Purchase Contract Agent, be payable to the Person in whose name the Corporate Units Certificate (or one or more Predecessor Corporate Units Certificates) was registered at the close of business on the Record Date.

(e)         Except as otherwise expressly provided in Section 4.01(d), in the case of any Corporate Unit with respect to which Cash Settlement, Early Settlement or Fundamental Change Early Settlement of the underlying Purchase Contract is properly effected, or with respect to which a Collateral Substitution is properly effected, payments attributable to the Notes underlying Applicable Ownership Interests in Notes or distributions on Applicable Ownership Interests in the Treasury Portfolio, as the case may be, that would otherwise be payable or made after the applicable Settlement Date or the date of the Collateral Substitution, as the case may be, shall not be payable hereunder to the Holder of such Corporate Units; provided, however, that to the extent that such Holder continues to hold Separate Notes or Applicable Ownership Interests in the Treasury Portfolio that formerly comprised a part of such Holder’s Corporate Units, such Holder shall be entitled to receive interest on such Separate Notes or distributions on such Applicable Ownership Interests in the Treasury Portfolio, as applicable.

Section 4.02.       Payments Prior to or on Purchase Contract Settlement Date.  (a) Subject to the provisions of Section 5.03(a), Section 5.05(b)(ii) and Section 5.08, and except as provided in Section 4.02(b) below, if no Termination Event shall have occurred, all payments received by the Securities Intermediary in respect of (1) the Put Price for, or the proceeds received in a Successful Final Remarketing attributable to, Notes underlying Pledged Applicable Ownership Interests in Notes, (2) the Pledged Applicable Ownership Interests in the Treasury Portfolio, and (3) the Pledged Treasury Securities, shall be credited to the Collateral Account to be invested as directed in writing by the Corporation (if applicable) in Permitted Investments until the Purchase Contract Settlement Date, and such payments (or the proceeds of such Permitted Investments, if applicable) shall be transferred to the Corporation on the Purchase Contract Settlement Date as provided in Sections 5.02 and 5.03 hereof to the extent necessary to satisfy the Holder’s obligation pursuant to Section 5.01 to pay the Purchase Price to settle the Purchase Contracts.  Any balance thereafter remaining in the Collateral Account shall be released from the Pledge and transferred to the Purchase Contract Agent for distribution on the Purchase Contract Settlement Date to the Holders as of the Record Date immediately preceding the Purchase Contract Settlement Date, in accordance with their respective interests pursuant to Section 11.02, free and clear of the Pledge created hereby.  If the Corporation fails to deliver investment instructions by 10:30 a.m. (New York City time) on the day such payments are received by the Securities Intermediary, the Collateral Agent shall instruct the Securities Intermediary to invest such payments in the Permitted Investments (if any), which have been designated by the Corporation in writing from time to time in a standing instruction to the Securities Intermediary which shall be effective until revoked or superseded.  If no such standing instruction exists, such funds shall remain uninvested.  In no event shall the Collateral Agent or the Securities Intermediary be liable for the selection of Permitted Investments or for investment losses incurred thereon.  The Collateral Agent and the Securities Intermediary shall have no liability in respect of losses incurred as a result of the failure of the Corporation to provide timely written investment direction.

(b)         All payments received by the Securities Intermediary in respect of (1) the Notes, (2) the Applicable Ownership Interests in the Treasury Portfolio and (3) the Treasury Securities and security entitlements with respect thereto, that, in each case, have been released from the Pledge hereunder shall be transferred to the Purchase Contract Agent for the benefit of the applicable Holders for distribution to such Holders in accordance with their respective interests.

Section 4.03.        Notice and Voting.  (a) Subject to Section 4.03(b) hereof, the Purchase Contract Agent shall exercise, or refrain from exercising, any and all voting and other consensual rights pertaining to the Notes underlying Pledged Applicable Ownership Interests in Notes or any part thereof for any purpose not inconsistent with the terms of this Agreement.  Upon receipt of any notices and other communications in respect of any Notes underlying Pledged Applicable Ownership Interests in Notes, including either notice of any meeting at which holders of the Notes are entitled to vote or the solicitation of consents, waivers or proxies of holders of the Notes, the Collateral Agent shall use commercially reasonable efforts to send promptly to the Purchase Contract Agent such notice or communication, and as soon as reasonably practicable after receipt of a written request therefor from the Purchase Contract Agent acting as attorney-in-fact for the Holders, to execute and deliver to the Purchase Contract Agent such proxies and other instruments in respect of such Notes underlying Pledged Applicable Ownership Interests in Notes as are prepared by the Corporation and delivered to the Collateral Agent for delivery to the Purchase Contract Agent with respect to the Notes underlying Pledged Applicable Ownership Interests in Notes.

(b)        Upon receipt of notice of any meeting at which holders of Notes are entitled to vote or upon any solicitation of consents, waivers or proxies of holders of Notes, the Purchase Contract Agent shall, as soon as practicable thereafter, first class, postage prepaid mail or electronic delivery, in each case, to the Holders of Corporate Units a notice:

(i)           containing such information as is contained in the notice or solicitation;

(ii)          stating that each Holder on the record date set by the Purchase Contract Agent therefor (which, to the extent possible, shall be the same date as the record date set by the Corporation for determining the holders of Notes entitled to vote) shall be entitled to instruct the Purchase Contract Agent as to the exercise of the voting rights pertaining to such Notes underlying the Applicable Ownership Interests in Notes that are a component of their Corporate Units; and

(iii)         stating the manner in which such instructions may be given.

Upon the written request of the Holders of Corporate Units on such record date (which must be received by the Purchase Contract Agent at least six days prior to the applicable meeting), the Purchase Contract Agent shall endeavor insofar as practicable to vote or cause to be voted, in accordance with the instructions set forth in such requests, the maximum aggregate principal amount of Notes (rounded down to the nearest integral multiple of $1,000) as to which any particular voting instructions are received.  In the absence of specific instructions from the Holder of Corporate Units, the Purchase Contract Agent shall abstain from voting the Notes underlying Applicable Ownership Interests in Notes that are a component of such Corporate Units.  The Corporation hereby agrees, if applicable, to solicit Holders of Corporate Units to timely instruct the Purchase Contract Agent as to the exercise of such voting rights in order to enable the Purchase Contract Agent to vote such Notes as the attorney-in-fact for the Holders.  Notwithstanding anything in this Agreement to the contrary, in the event that such Notes are held by or through DTC or another Depository, the exercise of a Holder’s right to vote shall occur in conformity with the Applicable Procedures and standing arrangements between DTC or such Depository and the Corporation or the Purchase Contract Agent.

(c)          The Holders of Corporate Units and the Holders of Treasury Units, in their capacity as such Holders, shall have no voting or other rights in respect of the Common Shares.

(d)        Notwithstanding anything herein to the contrary, with respect to any Global Certificate held through DTC (or a nominee thereof), each Person holding a beneficial interest in such Global Certificate may be considered to be a “Holder” of Notes underlying Pledged Applicable Ownership Interests in Notes for purposes of voting on the matters relating thereto (for example, such Person holding a beneficial interest in such Global Certificate may consent to any waiver or amendment directly without requiring the participation of DTC or its nominee); it being understood that if such Person holding a beneficial interest in such Global Certificate is authorized pursuant to an official DTC proxy, or if the Purchase Contract Agent receives evidence satisfactory to the Purchase Contract Agent (in its sole discretion) that (a) such Person holds the beneficial interests in such Global Certificate that it purports to vote (such evidence of ownership may include a securities position or participant list or other information obtained from DTC) and (b) such beneficial interest in such Global Certificate shall remain so owned for purposes of such vote, then the Purchase Contract Agent may recognize such Person for purposes of voting.

(e)         In connection with any vote of the Holders as required under the terms hereof, the Purchase Contract Agent may at the expense of the Corporation appoint an independent third party solicitation agent (the “Solicitation Agent”) to conduct any solicitation of consents as required under the terms hereof.  The Solicitation Agent shall report the results of any such solicitation taken under the terms hereof to the Purchase Contract Agent to enable the Purchase Contract Agent to exercise the voting rights of such Holders as the attorney-in-fact for such Holders.  In the absence of gross negligence or willful misconduct by the Purchase Contract Agent, the Purchase Contract Agent may conclusively rely and shall be fully protected in acting or refraining from acting upon the results provided to it by such Solicitation Agent.

Section 4.04.       Payments and Deliveries to Purchase Contract Agent.  The Securities Intermediary shall use commercially reasonable efforts to deliver any payments required to be made by it to the Purchase Contract Agent hereunder to the account designated by the Purchase Contract Agent for such purpose not later than 10:00 a.m. (New York City time) on the Business Day such payment is received by the Securities Intermediary; provided, however, that if such payment is received on a day that is not a Business Day or after 10:00 a.m. (New York City time) on a Business Day, then the Securities Intermediary shall use commercially reasonable efforts to deliver such payment to the Purchase Contract Agent no later than 10:00 a.m. (New York City time) on the next succeeding Business Day.  In connection with the Transfer of any Treasury Securities to the Purchase Contract Agent hereunder, the Collateral Agent shall cause such Transfer to be made at the Corporate Trust Office.

Section 4.05.        Payments Held in Trust.  If the Purchase Contract Agent or any Holder shall receive any payments on account of the repayment of principal with respect to financial assets credited to the Collateral Account (other than, for the avoidance of doubt, interest on the Notes or distributions on the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition thereof)) and not released therefrom in accordance with this Agreement, the Purchase Contract Agent or such Holder shall hold such payments as trustee of an express trust for the benefit of the Corporation and, upon receipt of an Officers’ Certificate so directing, promptly deliver such payments to the Securities Intermediary for credit to the Collateral Account or, if the Obligations have become due and payable, to the Corporation for application to the Obligations of the applicable Holder or Holders, and the Purchase Contract Agent and Holders shall acquire no right, title or interest in any such payments of principal amounts so received.

ARTICLE 5

THE PURCHASE CONTRACTS

Section 5.01.        Purchase of Common Shares.   (a) Each Purchase Contract shall obligate the Holder of the related Unit to purchase, and the Corporation to issue and deliver, on the Purchase Contract Settlement Date at a price equal to the Stated Amount (the “Purchase Price”), a number of Common Shares equal to the Settlement Rate, together with cash, if applicable, in lieu of any fractional Common Share in accordance with Section 5.09, unless an Early Settlement Date, a Fundamental Change Early Settlement or a Termination Event with respect to the Units of which such Purchase Contract is a part shall have occurred, subject to Section 5.05(b)(ii).

The “Settlement Rate” is determined as follows:

(i)         If the Applicable Market Value is equal to or greater than the Threshold Appreciation Price, the Settlement Rate will be 2.7778 Common Shares (such Settlement Rate, subject to adjustment as provided in Section 5.05(a), being referred to as the “Minimum Settlement Rate”);

(ii)         if the Applicable Market Value is less than the Threshold Appreciation Price but greater than $15.00 (subject to adjustment, as set forth in Section 5.05(a)(vii)(1), the “Reference Price”), the Settlement Rate will be a number of Common Shares equal to the Stated Amount, divided by the Applicable Market Value, rounded to the nearest 1/10,000th of a share; and

(iii)         if the Applicable Market Value is less than or equal to the Reference Price, the Settlement Rate will be 3.3333 Common Shares (such Settlement Rate, subject to adjustment as provided in Section 5.05(a), being referred to as the “Maximum Settlement Rate”).

The Maximum Settlement Rate, Minimum Settlement Rate and the Applicable Market Value (as defined below) are subject to adjustment as provided in Section 5.05 (and, in the case of each Fixed Settlement Rate, shall be rounded upward or downward to the nearest 1/10,000th of a share).

The “Applicable Market Value” means, as determined by the Corporation, the average VWAP of Common Shares for the Trading Days during the Market Value Averaging Period, subject to Section 5.05(b)(i); provided that if 20 Trading Days for the Common Shares have not occurred during the Market Value Averaging Period, all remaining Trading Days shall be deemed to occur on the second Scheduled Trading Day immediately prior to the Purchase Contract Settlement Date and the VWAP for each of the remaining Trading Days will be the VWAP on such second Scheduled Trading Day or, if such day is not a Trading Day, the Closing Price of the Common Shares as of such day, as expressed in U.S. dollars.

The “VWAP” means, in respect of the Common Shares, for the relevant Trading Day:

(i)
if the Common Shares are listed on the New York Stock Exchange, the per share VWAP on the New York Stock Exchange as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant Trading Day until the scheduled close of trading on the relevant Trading Day (or if such VWAP is unavailable, the market price of one Common Share on such Trading Day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation);

(ii)
if the Common Shares are not listed on the New York Stock Exchange but are listed on the Nasdaq Global Market or the Nasdaq Global Select Market, the per share VWAP on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant Trading Day until the scheduled close of trading on the relevant Trading Day (or if such VWAP is unavailable, the market price of one Common Share on such Trading Day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation);

(iii)
if the Common Shares are not listed on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market but are listed on the Toronto Stock Exchange, the per share VWAP on the Toronto Stock Exchange as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN CN<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant Trading Day until the scheduled close of trading on the relevant Trading Day (or if such VWAP is unavailable, the market price of one Common Share on such Trading Day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation); or

(iv)
if the Common Shares are not listed on the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the Toronto Stock Exchange, the per share VWAP on the principal U.S. or Canadian exchange or quotation system on which the Common Shares are listed or admitted for trading as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” or “AQN CN<EQUITY>AQR”, as applicable (or its equivalent successor if the relevant page is not available), in respect of the period from the scheduled open of trading on the relevant Trading Day until the scheduled close of trading on the relevant Trading Day (or if such VWAP is unavailable, the market price of one Common Share on such Trading Day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation).

The VWAP for any Trading Day will be expressed in U.S. dollars and, if expressed in a different currency for such Trading Day as determined above, will be translated by the Corporation or its agent to U.S. dollars at the Prevailing Exchange Rate on such Trading Day. The VWAP will be determined by the Corporation or its agent, except to the extent otherwise specified in this definition.

The “Principal Exchange” means the exchange or quotation system used at the relevant time for the purposes of calculating the VWAP of the Common Shares or that would be used for purposes of such calculation but for the unavailability of such VWAP.

“Prevailing Exchange Rate” means, for purposes of translating, as of any date, any amount in Canadian dollars or any other non-U.S. currency to U.S. dollars, the spot mid-rate of exchange between such currencies prevailing as of 4:00 p.m., New York City time, on such date, as displayed on, or derived from, Bloomberg page “BFIX” (or, if such page is not available, its equivalent successor page) in respect of such currencies. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “affected day”), then the Prevailing Exchange Rate for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth day before such affected day, or, if such rate cannot be so determined, then the Prevailing Exchange Rate will be determined in such other manner as prescribed in good faith by the Corporation or its agent. The Prevailing Exchange Rate will be determined by the Corporation or its agent, except to the extent otherwise specified in this definition.

The “Market Value Averaging Period” means the 20 consecutive Scheduled Trading-Day period ending on the second Scheduled Trading Day immediately preceding the Purchase Contract Settlement Date.

The “Closing Price” per Common Share means, on any date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price per Common Share on the Principal Exchange, or if the Common Shares are not listed on a securities exchange, the average of the last quoted bid and ask prices for the Common Shares in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization, or, if those bid and ask prices are not available, the market value of the Common Shares on that date as determined by an independent investment banking firm that is nationally recognized in the United States retained by the Corporation for this purpose.  The Closing Price for any Trading Day will be expressed in U.S. dollars and, if expressed in a different currency for such Trading Day, will be translated by the Corporation or its agent to U.S. dollars at the Prevailing Exchange Rate on such Trading Day. The closing price will be determined by the Corporation or its agent, except to the extent otherwise specified in this definition.

A “Trading Day” means, for purposes of determining a VWAP or Closing Price, a day (i) on which the Principal Exchange is scheduled to be open for business and (ii) on which there has not occurred or does not exist a Market Disruption Event.  If the Common Shares are not so listed or admitted for trading, “Trading Day” means a “Business Day”.

A “Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the Principal Exchange.  If the Common Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a “Business Day”.

A “Market Disruption Event” means any of the following events:

(1)          any suspension of, or limitation imposed on, trading by the Principal Exchange during the one-hour period prior to the close of trading for the regular trading session on the Principal Exchange (or for purposes of determining VWAP any period or periods prior to 1:00 p.m. New York City time aggregating one half hour or longer) and whether by reason of movements in price exceeding limits permitted by the Principal Exchange or otherwise relating to the Common Shares or in futures or options contracts relating to the Common Shares on any relevant exchange or quotation system; or

(2)          any event (other than a failure to open or, except for purposes of determining VWAP, a closure as described below) that disrupts or impairs the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Principal Exchange (or for purposes of determining VWAP any period or periods prior to 1:00 p.m. New York City time aggregating one half hour or longer) in general to effect transactions in, or obtain market values for, the Common Shares on the Principal Exchange or futures or options contracts relating to the Common Shares on any relevant exchange or quotation system; or

(3)          the failure to open of the principal securities exchange or quotation system on which futures or options contracts relating to the Common Shares are traded or, except for purposes of determining VWAP, the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

(b)          Each Holder of a Corporate Unit or a Treasury Unit, by its acceptance of such Unit shall be deemed to have:

(i)          irrevocably appointed the Purchase Contract Agent as its attorney-in-fact to enter into and perform the related Purchase Contract and this Agreement on its behalf and in the name of and on behalf of such Holder (including, without limitation, the execution of Certificates on behalf of such Holder);

(ii)          agreed to be bound by the terms and provisions of such Unit, including, but not limited to, the terms and provisions of the Purchase Contract and this Agreement, for so long as such Holder remains a Holder of such Unit;

(iii)       consented to, and agreed to be bound by, the Pledge of such Holder’s right, title and interest in and to its applicable portion of the Collateral, including the Pledged Applicable Ownership Interests in Notes, the Pledged Applicable Ownership Interests in the Treasury Portfolio or the Pledged Treasury Securities, as the case may be, pursuant to this Agreement, and the delivery of such Collateral by the Purchase Contract Agent to the Collateral Agent; and

(iv)        agreed that to the extent and in the manner provided herein, but subject to the terms hereof, on the Purchase Contract Settlement Date, Proceeds of the Pledged Applicable Ownership Interests in Notes, the Pledged Applicable Ownership Interests in the Treasury Portfolio or the Pledged Treasury Securities, as applicable, equal to the Purchase Price shall be paid by the Collateral Agent to the Corporation in satisfaction of such Holder’s obligations under the Purchase Contract included in such Unit.

(c)          [Reserved.]

(d)         Upon registration of transfer of a Certificate, the transferee shall be bound (without the necessity of any other action on the part of such transferee) by the terms of this Agreement and the Purchase Contracts underlying such Certificate and the transferor shall be released from the obligations under this Agreement and the Purchase Contracts underlying the Certificate so transferred.  The Corporation covenants and agrees, and each Holder of a Certificate, by its acceptance thereof, likewise shall be deemed to have covenanted and agreed, to be bound by the provisions of this paragraph.

(e)         Promptly after the calculation of the Settlement Rate and the Applicable Market Value, the Corporation shall give the Purchase Contract Agent notice thereof.  All calculations and determinations of the Settlement Rate and the Applicable Market Value and any adjustments to the Reference Price or the Threshold Appreciation Price shall be made by the Corporation or its agent based on their good faith calculations, and the Purchase Contract Agent shall have no responsibility with respect thereto.

(f)           If a Market Disruption Event occurs on any Scheduled Trading Day during the Market Value Averaging Period, the Corporation shall give the Holders and the Purchase Contract Agent notice thereof on the calendar day on which such event occurs.

Section 5.02.        Remarketing.

(a)          Optional Remarketing.  (i) Unless a Termination Event has occurred, the Corporation may elect, at its option, to engage the Remarketing Agent(s), pursuant to the terms of the Remarketing Agreement, to remarket the aggregate Notes underlying the aggregate Applicable Ownership Interests in Notes that are components of Corporate Units, along with any Separate Notes, the holders of which have elected to participate in such remarketing pursuant to the Indenture and Section 5.02(d), over a period of one or more days selected by the Corporation that begins on or after the second Business Day immediately preceding the Interest Payment Date immediately prior to the Purchase Contract Settlement Date and ends any time on or before the eighth calendar day immediately preceding the first day of the Final Remarketing Period (such period, the “Optional Remarketing Period”).

(ii)         The Corporation shall request that the Depository notify the Depository Participants holding Corporate Units, Treasury Units and Separate Notes of the Corporation’s election to conduct an Optional Remarketing no later than five Business Days prior to the first day of the Optional Remarketing Period, and the Corporation shall provide a copy of such request to the Purchase Contract Agent, Indenture Trustees, Collateral Agent and Custodial Agent.

(iii)        If the Corporation elects to conduct an Optional Remarketing on an Optional Remarketing Date, by 4:00 p.m. (New York City time) on the Business Day immediately preceding the first day of the related Optional Remarketing Period, the Corporation shall notify the Purchase Contract Agent and the Custodial Agent in writing and the Purchase Contract Agent shall notify the Remarketing Agent(s) in writing of the aggregate principal amount of Notes underlying the Pledged Applicable Ownership Interests in Notes that are a part of the Corporate Units to be remarketed, and the Custodial Agent shall notify in writing the Remarketing Agent(s) of the aggregate principal amount of Separate Notes (if any) to be remarketed pursuant to Section 5.02(d).  Pursuant to the Remarketing Agreement, upon receipt of such notices from the Purchase Contract Agent and the Custodial Agent, the Remarketing Agent(s) will use its commercially reasonable efforts to remarket such Notes for at least the applicable Remarketing Price. The Corporation shall use commercially reasonable efforts to give the U.S. Indenture Trustee at least a five (5) Business Days advance notice of the expected Remarketing Date in connection with such Optional Remarketing.

(iv)         [Reserved.]

(v)          [Reserved.]

(vi)         If the Remarketing Agent(s) is able to remarket the Notes being remarketed for at least the applicable Remarketing Price in any Optional Remarketing in accordance with the Remarketing Agreement (a “Successful Optional Remarketing”), the Corporation shall notify the Collateral Agent and the Custodial Agent thereof and upon receipt of such notice, the Collateral Agent shall cause the Securities Intermediary to Transfer to the Remarketing Agent(s) the remarketed Notes underlying the Pledged Applicable Ownership Interests in Notes upon confirmation of deposit to the Collateral Account of proceeds of such Successful Optional Remarketing attributable to such Notes underlying the Pledged Applicable Ownership Interests in Notes, and the Custodial Agent shall Transfer the remarketed Separate Notes to the Remarketing Agent(s) upon confirmation of deposit to the account established by the Custodial Agent for the purpose of receiving such proceeds (the “Separate Notes Account”) of receipt of proceeds of such Successful Optional Remarketing attributable to such Separate Notes.  Settlement shall occur on the Remarketing Settlement Date.  Upon deposit in the Collateral Account of such proceeds attributable to the remarketed Notes underlying the Pledged Applicable Ownership Interest in Notes, the Collateral Agent shall (A) unless the Treasury Portfolio shall consist of Cash, (x) instruct the Securities Intermediary to apply an amount equal to the Treasury Portfolio Purchase Price to purchase the Treasury Portfolio from the dealer identified by the Quotation Agent pursuant to the definition of “Treasury Portfolio Purchase Price” (the amount and issue of the U.S. Treasury securities (or principal or interest strips thereof) constituting the Treasury Portfolio to be determined by the Remarketing Agent(s), who shall provide such information to the Collateral Agent and the Quotation Agent, who will then determine, and notify the Collateral Agent of, the Treasury Portfolio Purchase Price) and (y) credit to the Collateral Account the Applicable Ownership Interests in the Treasury Portfolio, (B) if the Treasury Portfolio shall consist of Cash, credit to the Collateral Account Cash in an amount equal to the Treasury Portfolio Purchase Price and (C) promptly remit any remaining portion of such proceeds to the Purchase Contract Agent for payment to the Holders of Corporate Units, whereupon the Purchase Contract Agent shall promptly make such payment to such Holders as of the Remarketing Settlement Date or such other date as complies with the Applicable Procedures and the requirements of any securities exchange on which the Units are listed, pro rata in accordance with such Holders’ interests.  With respect to any Separate Notes remarketed, upon receipt of proceeds of such Successful Optional Remarketing attributable to the remarketed Separate Notes, the Custodial Agent shall remit the proceeds of such Separate Notes sold in the Successful Optional Remarketing received from the Remarketing Agent(s) pro rata to the holders of such Separate Notes on the Remarketing Settlement Date in accordance with the instructions by such holders provided in the form of Exhibit K.

(vii)        If there is a Successful Optional Remarketing, the Corporation shall cause a notice of the Successful Optional Remarketing to be published no later than 9:00 a.m., New York City time, on the Business Day immediately following the Optional Remarketing Date.  This notice shall include the Reset Rate.  This notice shall be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the Securities and Exchange Commission in a Form 6-K and filing such information with Canadian Securities Regulators on SEDAR.

(viii)      Following the occurrence of a Successful Optional Remarketing, the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of such term) will be substituted as Collateral for the Pledged Applicable Ownership Interests in Notes and will be held by the Collateral Agent in accordance with the terms hereof to secure the Obligations of each Holder of Corporate Units, and the Holders of Corporate Units and the Collateral Agent shall have such security interests, rights and obligations with respect to the Applicable Ownership Interests in the Treasury Portfolio (as defined in clause (i) of such term) as the Holder of Corporate Units and the Collateral Agent had in respect of the Pledged Applicable Ownership Interests in Notes and the underlying Notes, subject to the Pledge thereof.  Unless the context otherwise requires, any reference in this Agreement or the Certificates to the Pledged Applicable Ownership Interests in Notes shall thereupon be deemed to be a reference to such Applicable Ownership Interests in the Treasury Portfolio (as defined in clause (i) of such term).  The Corporation may cause to be made in any Corporate Units Certificates thereafter to be issued such change in phraseology and form (but not in substance) as may be appropriate to reflect the substitution of the Applicable Ownership Interests in the Treasury Portfolio (as defined in clause (i) of such term) for the Pledged Applicable Ownership Interests in Notes as Collateral.

(ix)         Following a Successful Optional Remarketing, the Remarketing Agent(s) shall remit (1) the proceeds attributable to the remarketed Notes underlying the Pledged Applicable Ownership Interest in Notes to the Collateral Agent and (2) the proceeds attributable to the remarketed Separate Notes to the Custodial Agent for the benefit of the Holders of Separate Notes that had their Notes remarketed.

(x)         If, in spite of its commercially reasonable efforts, the Remarketing Agent(s) cannot remarket the Notes as set forth above during the Optional Remarketing Period at a price not less than the applicable Remarketing Price or a condition precedent set forth in the Remarketing Agreement is not fulfilled, the Optional Remarketing will be deemed to have failed (a “Failed Optional Remarketing”).  Promptly after a Failed Optional Remarketing and receipt of notice thereof from the Corporation, the Custodial Agent will return Separate Notes that were to be subject to such Optional Remarketing to the appropriate holders pursuant to the instructions provided by the appropriate holders in the form of Exhibit K.

(xi)        If the Corporation elects to remarket the Notes during the Optional Remarketing Period and a Successful Optional Remarketing has not occurred on or prior to the eighth calendar day prior to the first day of the Final Remarketing Period, the Corporation shall cause notice of the Failed Optional Remarketing to be provided to the Custodial Agent, the Collateral Agent and the Purchase Contract Agent and to be published no later than 9:00 a.m., New York City time, on the Business Day immediately following the last date of the Optional Remarketing Period.  Any such notice shall be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the Securities and Exchange Commission in a Form 6-K and filing such information with Canadian Securities Regulators on SEDAR.

(xii)        The Corporation will pay the Remarketing Fee in connection with any Successful Optional Remarketing.  Holders whose Notes are part of a Successful Optional Remarketing will not be responsible for payment of the Remarketing Fee.

(xiii)      At any time and from time to time during any Optional Remarketing Period, prior to the announcement of a Successful Optional Remarketing, the Corporation has the right to postpone such Optional Remarketing in the Corporation’s sole and absolute discretion.

(b)         Final Remarketing.  (i) Unless a Termination Event or a Successful Optional Remarketing has previously occurred, in order to dispose of the Notes underlying Pledged Applicable Ownership Interests in Notes of any Holders of Corporate Units who have not notified the Purchase Contract Agent of their intention to effect a Cash Settlement as provided in Section 5.03(a)(i), or who have so notified the Purchase Contract Agent but failed to make such payment as required by Section 5.03(a)(ii), the Corporation shall engage the Remarketing Agent(s), pursuant to the terms of the Remarketing Agreement, to remarket such Notes, along with any Separate Notes, the holders of which have elected to participate in a Final Remarketing pursuant to Section 5.02(d), over a period of one or more days selected by the Corporation that fall during the Final Remarketing Period.

(ii)         The Corporation shall request that the Depository notify the Depository Participants holding Corporate Units, Treasury Units and Separate Notes of the Final Remarketing no later than seven calendar days prior to the first day of the Final Remarketing Period, and the Corporation shall provide a copy of such request to the Purchase Contract Agent, the U.S. Indenture Trustee, Collateral Agent and Custodial Agent.  In such notice, the Corporation shall set forth the dates of the Final Remarketing Period, the applicable procedures for holders of Separate Notes to participate in the Final Remarketing, the applicable procedures for Holders of Corporate Units to create Treasury Units, the applicable procedures for Holders of Treasury Units to recreate Corporate Units, the applicable procedures for Holders of Corporate Units to effect Early Settlement with respect to their Purchase Contracts and any other applicable procedures, including the procedures that must be followed by a holder of a Separate Note in the case of a Failed Remarketing if such holder of Separate Notes wishes to exercise its Put Right.

(iii)        The Purchase Contract Agent, based on the notices specified pursuant to Section 5.03(a)(iv), shall notify the Remarketing Agent(s) in writing, promptly after 4:00 p.m. (New York City time) on the Business Day immediately preceding the first day of the Final Remarketing Period, of the aggregate principal amount of Notes underlying the Pledged Applicable Ownership Interests in Notes that are to be remarketed, and the Custodial Agent shall notify in writing the Remarketing Agent(s) of the aggregate principal amount of Separate Notes (if any) to be remarketed pursuant to Section 5.02(d).  Upon receipt of notice from the Purchase Contract Agent and the Custodial Agent, in each case, as set forth in this Section 5.02(b)(iii), the Remarketing Agent(s) shall, on each Remarketing Date in the Final Remarketing Period, use commercially reasonable efforts to remarket, as provided in the Remarketing Agreement, such Notes and such Separate Notes at the applicable Remarketing Price. The Corporation shall use commercially reasonable efforts to give the U.S. Indenture Trustee at least a five (5) Business Days advance notice of the expected Remarketing Date in connection with the Final Remarketing.

(iv)         [Reserved.]

(v)        If the Remarketing Agent(s) is able to remarket such Notes and the Separate Notes (if any) for at least the applicable Remarketing Price in any Final Remarketing in accordance with the Remarketing Agreement (a “Successful Final Remarketing”), the Corporation shall notify the Collateral Agent and the Custodial Agent thereof and upon receipt of such notice, the Collateral Agent shall cause the Securities Intermediary to Transfer to the Remarketing Agent(s) the remarketed Notes underlying the Pledged Applicable Ownership Interests in Notes upon confirmation of deposit to the Collateral Account of proceeds of such Successful Final Remarketing attributable to such Notes, and the Custodial Agent shall Transfer the remarketed Separate Notes to the Remarketing Agent(s) upon confirmation of deposit to the Separate Notes Account of proceeds of such Successful Final Remarketing attributable to such Separate Notes.  Settlement shall occur on the Remarketing Settlement Date.  Upon deposit in the Collateral Account of such proceeds attributable to the remarketed Notes underlying the Pledged Applicable Ownership in Notes, the Collateral Agent shall, on the Purchase Contract Settlement Date instruct the Securities Intermediary to (1) remit to the Corporation a portion of such proceeds equal to the aggregate principal amount of remarketed Notes underlying Pledged Applicable Ownership Interests in Notes to satisfy in full the Obligations of Holders of the related Corporate Units to pay the Purchase Price for the Common Shares under the related Purchase Contracts and (2) promptly remit the balance of such proceeds to the Purchase Contract Agent for payment to the Holders of such Corporate Units, whereupon the Purchase Contract Agent shall make such payment on the Purchase Contract Settlement Date to such Holders pro rata in accordance with their interests.  In addition, on the Purchase Contract Settlement Date, the Securities Intermediary shall deliver to the Collateral Agent for distribution to the Holders of Corporate Units who have elected Cash Settlement, and paid the Purchase Price as required by Section 5.03(a)(ii), the Notes underlying the Applicable Ownership Interest in Notes underlying such Corporate Units.  With respect to any Separate Notes remarketed, upon receipt of proceeds attributable to remarketed Separate Notes, the Custodial Agent shall remit such proceeds of the Successful Final Remarketing received from the Remarketing Agent(s) pro rata to the holders of such Separate Notes on the Purchase Contract Settlement Date in accordance with the instructions provided by such holders in the form of Exhibit K.

(vi)         Following a Successful Final Remarketing, the Remarketing Agent(s) shall remit (1) the proceeds attributable to the remarketed Notes underlying the Pledged Applicable Ownership Interest in Notes to the Collateral Agent and (2) the proceeds attributable to the remarketed Separate Notes to the Custodial Agent for the benefit of the Holders of Separate Notes that had their Notes remarketed.

(vii)        If there is a Successful Final Remarketing, the Corporation shall cause a notice of the Successful Final Remarketing to be provided to the Purchase Contract Agent, Collateral Agent and Custodial Agent and to be published no later than 9:00 a.m., New York City time, on the Business Day immediately following the Final Remarketing Date.  This notice shall include the Reset Rate.  This notice shall be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the Securities and Exchange Commission in a Form 6-K and filing such information with Canadian Securities Regulators on SEDAR.

(viii)      In connection with any Successful Final Remarketing, the Corporation shall cause all accrued and unpaid interest to be paid to the Holders of the Notes, as of the relevant Record Date (as defined in the Indenture) (whether or not such Notes were remarketed in such Successful Final Remarketing), on the Purchase Contract Settlement Date in Cash.

(ix)        If, in spite of its commercially reasonable efforts, the Remarketing Agent(s) cannot remarket the Notes during the Final Remarketing Period at a price equal to or greater than the applicable Remarketing Price, a condition precedent set forth in the Remarketing Agreement is not fulfilled or a Successful Final Remarketing has not occurred for any other reason, the Remarketing will be deemed to have failed (a “Failed Final Remarketing”).

Following a Failed Final Remarketing, as of the Purchase Contract Settlement Date, each Holder of any Pledged Applicable Ownership Interests in Notes, unless such Holder has (A) provided written notice in substantially the form of Exhibit M hereto prior to 4:00 p.m. (New York City time) on the second Business Day immediately preceding the Purchase Contract Settlement Date of its intention to settle the related Purchase Contract with separate cash, (B) surrendered the Certificate evidencing the Corporate Units (if they are in certificated form) or the related Book-Entry Interests, to the Purchase Contract Agent prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the Purchase Contract Settlement Date and (C) on or prior to the Business Day immediately preceding the Purchase Contract Settlement Date delivered the Purchase Price in Cash to the Securities Intermediary for deposit in the Collateral Account by certified or cashier’s check or wire transfer in immediately available funds payable to or upon the order of the Securities Intermediary (which settlement may only be effected in integral multiples of 20 Corporate Units), shall be deemed to have exercised such Holder’s Put Right with respect to the Notes underlying such Pledged Applicable Ownership Interests in Notes and to have elected to apply the proceeds of the Put Price against such Holder’s obligation to pay the aggregate Purchase Price for the Common Shares to be issued under the related Purchase Contracts in full satisfaction of such Holders’ Obligations under such Purchase Contracts.  Following such application, each such Holder’s Obligations will be deemed to be satisfied in full, and the Collateral Agent shall cause the Securities Intermediary to release the Notes underlying such Pledged Applicable Ownership Interests in Notes from the Collateral Account and shall promptly transfer such Notes to the Corporation.

Upon (x) receipt by the Collateral Agent of a notice from the Purchase Contract Agent in substantially the form of Exhibit N hereto promptly after the receipt by the Purchase Contract Agent of a notice from a Holder of Corporate Units that such Holder has elected, in accordance with the first sentence of the immediately preceding paragraph, to settle the related Purchase Contract with separate cash and (y) payment by such Holder to the Securities Intermediary of the Purchase Price in accordance with the first sentence of the immediately preceding paragraph, in lieu of exercise of such Holder’s Put Right, the Securities Intermediary shall give the Purchase Contract Agent and the Collateral Agent notice of the receipt of such payment in substantially the form of Exhibit O hereto and the Collateral Agent shall, and is hereby authorized to, or to cause the Securities Intermediary to (X) deposit the separate cash received from such Holder in the Collateral Account and, if the Corporation so requests and the Collateral Agent and Securities Intermediary consent thereto, invest such separate cash received in Permitted Investments consistent with the instructions of the Corporation with respect to Cash Settlement, (Y) promptly release from the Pledge the Notes underlying the Applicable Ownership Interest in Notes related to the Corporate Units as to which such Holder has paid such separate cash and (Z) promptly Transfer all such Notes to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, in each case, free and clear of the Pledge created hereby, whereupon the Purchase Contract Agent shall Transfer such Notes in accordance with written instructions provided by the Holder thereof or, if no such instructions are given to the Purchase Contract Agent by the Holder, the Purchase Contract Agent shall hold such Notes, and any interest payment thereon, in the name of the Purchase Contract Agent or its nominee in trust for the benefit of such Holder until the expiration of the time period specified in the relevant abandoned property laws of the state where such Notes and interest payments thereon, if any, are held.  On the Purchase Contract Settlement Date, the Collateral Agent shall, and is hereby authorized to, (A) instruct the Securities Intermediary to remit to the Corporation the separate cash amount or such portion of the proceeds of such Permitted Investments as is equal to the aggregate Purchase Price under all Purchase Contracts in respect of which separate cash has been paid as provided in this Section 5.02(b)(ix), as the case may be, to the Corporation, and (B) release any amounts in excess of such amount earned from such Permitted Investments (if any) to the Purchase Contract Agent for distribution to the Holders who have paid such separate cash pro rata in proportion to the amount paid by such Holders under this Section 5.02(b)(ix), as adjusted to reflect the period of time that each such Holder’s cash was invested in such Permitted Investments.  For the avoidance of doubt, nothing in this Section 5.02(b)(ix) shall prevent holders of Separate Notes from exercising their Put Right after a Failed Final Remarketing.

(x)          The Corporation has the right to postpone the Final Remarketing in the Corporation’s sole and absolute discretion on any day prior to the last three Business Days of the Final Remarketing Period.

(xi)         If a Successful Remarketing has not occurred on or prior to the last day of the Final Remarketing Period, the Corporation shall cause a notice of the Failed Remarketing to be provided to the Purchase Contract Agent, Collateral Agent and Custodial Agent and to be published no later than 9:00 a.m., New York City time, on the Business Day immediately following the last day of the Final Remarketing Period.  This notice shall be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the Securities and Exchange Commission in a Form 6-K and filing such information with Canadian Securities Regulators on SEDAR.

(xii)        The Corporation will pay the Remarketing Fee in connection with any Successful Final Remarketing.  Holders whose Notes are part of a Successful Final Remarketing will not be responsible for payment of the Remarketing Fee.

(xiii)       Following the occurrence of a Successful Final Remarketing, proceeds attributable to the remarketed Notes underlying the Pledged Applicable Ownership in Notes will be substituted as Collateral for the Pledged Applicable Ownership Interests in Notes and will be held by the Collateral Agent in accordance with the terms hereof to secure the Obligations of each Holder of Corporate Units, and the Collateral Agent shall have such security interests, rights and obligations with respect to such proceeds as the Collateral Agent had in respect of the Pledged Applicable Ownership Interests in Notes.

(c)          [Reserved.]

(d)         At any time following notice by the Corporation of a Remarketing, other than during a Blackout Period, holders of Separate Notes may elect to have their Separate Notes remarketed in such Remarketing in the same manner as the Notes included in Corporate Units by delivering their Separate Notes along with a notice of this election, substantially in the form of Exhibit K attached hereto, to the Custodial Agent.  The Custodial Agent shall hold the Separate Notes in an account separate from the Collateral Account in which any Pledged Applicable Ownership Interests in Notes and/or any Pledged Treasury Securities shall be held.  Holders electing to have their Separate Notes remarketed shall also have the right to withdraw the election, other than during a Blackout Period, by written notice to the Custodial Agent, substantially in the form of Exhibit L hereto, at any time prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Applicable Remarketing Period.  In the event of a Successful Remarketing during the Optional Remarketing Period, each holder of Separate Notes that elects to have its Notes remarketed shall receive for each $1,000 principal amount of Notes, the Remarketing Price Per Note.  In the event of a Successful Remarketing during the Final Remarketing Period, each holder of Separate Notes that elects to have its Notes remarketed shall receive its pro rata portion of the proceeds of such Successful Remarketing attributable to remarketed Separate Notes pursuant to 5.02(b)(v), which shall be, for each $1,000 principal amount of Notes, at least equal to $1,000 in cash.  Any accrued and unpaid interest on such Notes shall be paid in cash by the Corporation on the Purchase Contract Settlement Date.

(e)          For the avoidance of doubt, the right of each holder of the Notes underlying the aggregate Applicable Ownership Interests in Notes that are components of Corporate Units (who, in the case of a Final Remarketing, have not elected Cash Settlement, and paid the Purchase Price in Cash to the Securities Intermediary, pursuant to Section 5.03) and the Separate Notes, the holders of which have elected to participate in any Remarketing, to have such Notes remarketed during the Applicable Remarketing Period and sold on the Optional Remarketing Date or Final Remarketing Date, as the case may be, shall be subject to the conditions that (i) (1) the Remarketing Agent(s) conducts an Optional Remarketing, or (2) in the case of a Final Remarketing, that no Successful Optional Remarketing has occurred, each pursuant to the terms of this Agreement, (ii) a Termination Event has not occurred prior to the Optional Remarketing Date or Final Remarketing Date, as the case may be, (iii) the Remarketing Agent(s) is able to find a purchaser or purchasers for such Notes at the applicable Remarketing Price based on the Reset Rate and (iv) each condition precedent to settlement of the remarketed Notes set forth in the Remarketing Agreement is satisfied or waived.

(f)          The Corporation agrees to use its commercially reasonable efforts to ensure that, (i) if required by applicable law in the United States, a registration statement (including a prospectus) under the Securities Act with regard to the full amount of the Notes to be remarketed in any Remarketing shall be effective with the Securities and Exchange Commission in a form that may be used by the Remarketing Agent(s) in connection with such Remarketing (unless such registration statement is not required under the applicable laws and regulations that are in effect at that time or unless the Corporation conducts any Remarketing in accordance with an exemption under the Securities Act) and (ii) if required by applicable Canadian Securities Laws, a final Canadian prospectus, for the same purpose, shall be effective with applicable Canadian Securities Regulators (unless such a final Canadian prospectus is not required under applicable Canadian Securities Laws and regulations that are in effect at that time or unless the Corporation conducts any Remarketing in accordance with an exemption under applicable Canadian Securities Laws).

Section 5.03.        Cash Settlement; Payment of Purchase Price.  (a) (i) Unless (1) a Termination Event has occurred, (2) a Holder effects an Early Settlement or a Fundamental Change Early Settlement of the underlying Purchase Contract or (3) a Successful Optional Remarketing has occurred, each Holder of Corporate Units shall have the right, subject to the conditions set forth below and Section 5.02(b)(ix), to satisfy such Holder’s Obligations on the Purchase Contract Settlement Date with separate cash.  Each Holder of Corporate Units who intends to pay separate cash to satisfy such Holder’s Obligations under the Purchase Contract on the Purchase Contract Settlement Date must so notify the Purchase Contract Agent by presenting and surrendering at the Corporate Trust Office (1) the Certificate evidencing the Corporate Units (if they are in certificated form) or the related Book-Entry Interests, and (2) a “Notice to Settle with Cash” substantially in the form of Exhibit E hereto completed and executed as indicated, in each case, at any time on or after the date the Corporation gives notice of a Final Remarketing and prior to 4:00 p.m. (New York City time) on the second Business Day immediately preceding the first day of the Final Remarketing Period.  Corporate Units Holders may only effect such a Cash Settlement pursuant to this Section 5.03(a) in integral multiples of 20 Corporate Units.

(ii)         A Holder of a Corporate Unit who has so notified the Purchase Contract Agent of its intention to effect a Cash Settlement in accordance with Section 5.03(a)(i) above shall pay the Purchase Price to the Securities Intermediary for deposit in the Collateral Account prior to 4:00 p.m. (New York City time) on the first Business Day immediately preceding the first day of the Final Remarketing Period, in Cash by certified or cashier’s check or wire transfer in immediately available funds payable to or upon the order of the Securities Intermediary.

(iii)        If a Holder of a Corporate Unit fails to notify the Purchase Contract Agent of its intention to make a Cash Settlement in accordance with Section 5.03(a)(i), or does notify the Purchase Contract Agent as provided in Section 5.03(a)(i) of its intention to pay the Purchase Price with separate cash but fails to make such payment as required by Section 5.03(a)(ii), such Holder shall be deemed to have consented to the disposition of the Notes underlying the Pledged Applicable Ownership Interests in Notes pursuant to any Remarketing occurring in the Final Remarketing Period as set forth in Section 5.02(b).

(iv)         Promptly after 4:00 p.m. (New York City time) on the first Business Day immediately preceding the first day of the Final Remarketing Period, the Purchase Contract Agent, based on notices received by the Purchase Contract Agent pursuant to Section 5.03(a)(i) and notice from the Securities Intermediary regarding cash received by it prior to such time, shall notify the Collateral Agent of the aggregate principal amount of Notes to be remarketed in any Remarketing occurring in the Final Remarketing Period in a notice substantially in the form of Exhibit J hereto.

(v)         Upon (1) receipt by the Collateral Agent of a notice in the form of Exhibit J from the Purchase Contract Agent (delivered pursuant to clause (iv) above) after the receipt by the Purchase Contract Agent of a notice in the form of Exhibit E from a Holder of Corporate Units that such Holder has elected, in accordance with Section 5.03(a)(i), to effect a Cash Settlement and (2) the payment by such Holder of the Purchase Price in accordance with Section 5.03(a)(ii) above, then the Collateral Agent shall:

(A)       if the Corporation so requests, instruct the Securities Intermediary promptly to invest any such Cash in Permitted Investments consistent with the instructions of the Corporation as provided for below in this Section 5.03(a)(v);

(B)       release from the Pledge the Notes underlying the Applicable Ownership Interest in Notes related to the Corporate Units as to which such Holder has effected a Cash Settlement; and

(C)       instruct the Securities Intermediary to Transfer all such Notes to the Purchase Contract Agent for distribution to such Holder as instructed by such Holder to the Purchase Contract Agent in accordance with the terms provided for herein, in each case free and clear of the Pledge created hereby, whereupon the Purchase Contract Agent shall promptly Transfer such Notes in accordance with written instructions provided by the Holder thereof or, if no such instructions are given to the Purchase Contract Agent by the Holder, the Purchase Contract Agent shall hold such Notes, and any interest payment thereon, in the name of the Purchase Contract Agent or its nominee in trust for the benefit of such Holder until the expiration of the time period specified in the relevant abandoned property laws of the state where such Notes and interest payments thereon, if any, are held.

The Corporation shall instruct the Collateral Agent in writing as to the type of Permitted Investments (if any) in which any such Cash shall be invested; provided, however, that if the Corporation fails to deliver such written instructions by 9:00 a.m. (New York City time) on the day such Cash is received by the Collateral Agent or to be reinvested by the Securities Intermediary, the Collateral Agent shall instruct the Securities Intermediary to invest such Cash in the Permitted Investments (if any) which have been designated by the Corporation in writing from time to time in a standing instruction to the Collateral Agent which shall be effective until revoked or superseded.  If no such standing instruction exists, such Cash shall remain uninvested and the Purchase Contract Agent shall have no liability for interest on such uninvested funds.  In no event shall the Collateral Agent or Securities Intermediary be liable for the selection of Permitted Investments or for investment losses incurred thereon.  The Collateral Agent and Securities Intermediary shall have no liability in respect of losses incurred as a result of the failure of the Corporation to provide timely written investment direction.

On the Purchase Contract Settlement Date, the Collateral Agent shall, and is hereby authorized to, (A) instruct the Securities Intermediary to remit to the Corporation the separate cash amount or such portion of the proceeds of such Permitted Investments as is equal to the aggregate Purchase Price under all Purchase Contracts in respect of which Cash Settlement has been effected as provided in this Section 5.03, as the case may be, and (B) release any amounts in excess of such amount earned from such Permitted Investments to the Purchase Contract Agent for distribution to the Holders who have effected Cash Settlement, pro rata in proportion to the amount paid by such Holders under Section 5.03(a)(ii), as adjusted to reflect the period of time that each such Holder’s cash was invested in such Permitted Investments.

(b)        In the case of a Treasury Unit or a Corporate Unit (if Applicable Ownership Interests in the Treasury Portfolio have replaced the Applicable Ownership Interests in Notes as a component of such Corporate Unit), if the Pledged Treasury Securities or the appropriate Pledged Applicable Ownership Interests in the Treasury Portfolio held by the Securities Intermediary mature during the period from, and including, the fifth Business Day immediately preceding the Purchase Contract Settlement Date to, and including, the Business Day immediately preceding the Purchase Contract Settlement Date, the principal amount of the Treasury Securities or the appropriate Pledged Applicable Ownership Interests in the Treasury Portfolio received by the Securities Intermediary may be invested in Permitted Investments (if any), which have been designated by the Corporation in writing from time to time in a standing instruction to the Securities Intermediary which shall be effective until revoked or superseded.  If no such standing instruction exists or the instruction is unclear, such Cash shall remain uninvested.  On the Purchase Contract Settlement Date, an amount equal to the Purchase Price for all related Purchase Contracts shall be remitted to the Corporation as payment of such Holder’s Obligations under such Purchase Contracts without receiving any instructions from the Holder.  In the event the sum of the Proceeds from either the related Pledged Treasury Securities or the related Pledged Applicable Ownership Interests in the Treasury Portfolio and the Proceeds from such Permitted Investments is in excess of the aggregate Purchase Price, the Collateral Agent shall cause the Securities Intermediary to distribute such excess, when received by the Securities Intermediary, to the Purchase Contract Agent for the benefit of the Holders of the related Treasury Units or Corporate Units, as applicable.

(c)          The Obligations of the Holders to pay the Purchase Price are non-recourse obligations and, except to the extent satisfied by Early Settlement, Fundamental Change Early Settlement or Cash Settlement or terminated upon a Termination Event, are payable solely out of the proceeds of any Collateral pledged to secure the Obligations of the Holders, and in no event will Holders be liable for any deficiency between the proceeds of the disposition of Collateral and the Purchase Price.

(d)         The Corporation shall not be obligated to issue any Common Shares in respect of a Purchase Contract or deliver any certificates in respect thereof to the Holder of the related Units unless the Corporation shall have received payment of the aggregate Purchase Price for Common Shares to be purchased thereunder in the manner set forth herein.

Section 5.04.        Issuance of Common Shares.  Unless a Termination Event, an Early Settlement or a Fundamental Change Early Settlement shall have occurred, subject to Section 5.05(b), on the Purchase Contract Settlement Date, upon the Corporation’s receipt of the aggregate Purchase Price payable on all Outstanding Units in accordance with Section 5.02 or 5.03, the Corporation shall issue and deposit with the Purchase Contract Agent, for the benefit of the Holders of the Outstanding Units, one or more certificates representing newly issued Common Shares registered in the name of the Purchase Contract Agent (or its nominee) as custodian for the Holders or their designees (such certificates for Common Shares, together with any dividends or distributions for which a record date and payment date for such dividend or distribution has occurred on or after the Purchase Contract Settlement Date, being hereinafter referred to as the “Purchase Contract Settlement Fund”) to which the Holders are entitled hereunder.

Subject to the foregoing, following book-entry transfer of a Unit or surrender of a Certificate, as the case may be, to the Purchase Contract Agent on or after the Purchase Contract Settlement Date, Early Settlement Date or the date on which the Fundamental Change Early Settlement Right is exercised, as the case may be, together with settlement instructions thereon duly completed and executed, the Holder of the relevant Unit shall on the applicable Settlement Date (or, if later, the date of such book-entry transfer of the Unit or such surrender of the Certificate) be entitled to receive forthwith in exchange therefor book-entry transfer of beneficial interests in, or a certificate representing, that number of newly issued whole Common Shares which such Holder is entitled to receive pursuant to the provisions of this Article 5 (after taking into account all Units then held by such Holder), together with cash in lieu of fractional shares as provided in Section 5.09 and, in the case of a settlement on the Purchase Contract Settlement Date, any dividends or distributions with respect to such shares constituting part of the Purchase Contract Settlement Fund, but without any interest thereon, and the number of Units represented by the Global Certificate shall be appropriately reduced in accordance with Applicable Procedures and standing arrangements between the Depository and the Purchase Contract Agent, or the Certificate so surrendered shall forthwith be cancelled, as the case may be.  Such shares shall be registered in the name of, or book-entry interests therein shall be transferred to, the Holder or the Holder’s designee as specified in the settlement instructions provided by the Holder to the Purchase Contract Agent.  If any Common Shares issued in respect of a Purchase Contract are to be registered in the name of, or beneficial interests therein are transferred to, a Person other than the Person in whose name the Certificate evidencing such Purchase Contract is registered or the beneficial owner thereof, no such registration or transfer shall be made unless and until the Person requesting such registration or transfer shall have paid to the Corporation the amount of any transfer and other taxes (including any applicable stamp taxes) required by reason of such registration in a name other than that of, or transfer to a Person other than, the registered Holder of the Certificate evidencing such Purchase Contract or beneficial owner thereof or has established to the satisfaction of the Corporation that such tax either has been paid or is not payable.

Section 5.05.        Adjustment of each Fixed Settlement Rate.  (a) Each Fixed Settlement Rate shall be subject to the following adjustments:

(i)          If the Corporation pays or makes a dividend or other distribution on the Common Shares to all or substantially all holders of Common Shares in Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be increased by dividing each Fixed Settlement Rate by a fraction,

(A)       the numerator of which shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination; and

(B)       the denominator of which shall be the sum of such number of Common Shares and the total number of Common Shares constituting such dividend or other distribution.

Any adjustment made under this clause (i) shall become effective immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution.  If any dividend or distribution of the type described in this clause (i) is declared but not so paid or made, each Fixed Settlement Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay or make such dividend or distribution, to the Fixed Settlement Rate that would then be in effect if such dividend or distribution had not been declared.

(ii)         If the Corporation issues to all or substantially all holders of the Common Shares rights, options, warrants or other securities (other than pursuant to a dividend reinvestment, share purchase or similar plan), entitling them to subscribe for or purchase Common Shares for a period expiring within 45 days from the date of issuance of such rights, options, warrants or other securities at a price per Common Share less than the Current Market Price calculated as of the date fixed for the determination of shareholders entitled to receive such rights, options, warrants or other securities, each Fixed Settlement Rate in effect at the opening of business on the day following the date fixed for such determination shall be increased by dividing each Fixed Settlement Rate by a fraction,

(A)      the numerator of which shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares which the aggregate consideration expected to be received by the Corporation upon the exercise of such rights, options, warrants or other securities would purchase at such Current Market Price; and

(B)       the denominator of which shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares so offered for subscription or purchase pursuant to such rights, options, warrants or other securities.

Any increase in the Fixed Settlement Rates made pursuant to this clause (ii) shall become effective immediately after the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such rights, options, warrants or other securities.  To the extent such rights, options, warrants or other securities are not exercised or converted prior to the expiration of the exercisability or convertibility thereof (and as a result no additional Common Shares are delivered or issued pursuant to such rights, options, warrants or other securities), each new Fixed Settlement Rate shall be readjusted, effective as of the date of such expiration, to the Fixed Settlement Rate that would then be in effect had the increase with respect to the issuance of such rights, options, warrants or other securities been made on the basis of delivery or issuance of only the number of Common Shares actually delivered.

For purposes of this clause (ii), in determining whether any rights, options, warrants or other securities entitle the holders thereof to subscribe for or purchase Common Shares at less than the Current Market Price per Common Share on the date fixed for the determination of shareholders entitled to receive such rights, options, warrants or other securities, and in determining the aggregate price payable to exercise such rights, options, warrants or other securities, there shall be taken into account any consideration the Corporation receives for such rights, options, warrants or other securities and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors.

(iii)        If outstanding Common Shares shall be subdivided, split or reclassified into a greater number of Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the day upon which such subdivision, split or reclassification becomes effective shall be proportionately increased, and, conversely, in case outstanding Common Shares shall each be combined or reclassified into a smaller number of Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the day upon which such combination or reclassification becomes effective shall be proportionately reduced.

(iv)        If the Corporation, by dividend or otherwise, distributes to all or substantially all holders of the Common Shares evidences of the Corporation’s indebtedness, assets, or securities (but excluding any rights, options, warrants or other securities referred to in clause (ii) of this Section 5.05(a), any dividend or distribution paid exclusively in cash referred to in clause (v) below of this Section 5.05(a) (in each case, whether or not an adjustment to the Fixed Settlement Rates is required by such clause), and any dividend paid in shares of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of the Corporation in the case of a Spin-Off referred to below, or dividends or distributions referred to in clause (i) of this Section 5.05(a)), each Fixed Settlement Rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be increased by dividing each Fixed Settlement Rate by a fraction,

(A)      the numerator of which shall be the Current Market Price of the Common Shares calculated as of the date fixed for such determination less the then fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, securities or evidences of indebtedness so distributed applicable to one Common Share; and

(B)       the denominator of which shall be such Current Market Price.

Any increase made under the preceding portion of this clause (iv) shall become effective immediately after the close of business on the date fixed for the determination of shareholders entitled to receive such dividend or distribution.  Notwithstanding the foregoing, if the then fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, securities or evidences of indebtedness so distributed applicable to one Common Share exceeds the Current Market Price of the Common Shares on the date fixed for the determination of shareholders entitled to receive such distribution, in lieu of the foregoing increase, each Holder shall receive, for each Purchase Contract included in such Holder’s Units, at the same time and upon the same terms as holders of the Common Shares, the amount of such distributed assets, securities or evidences of indebtedness that such Holder would have received if such Holder owned a number of Common Shares equal to the Maximum Settlement Rate on the record date for such dividend or distribution.

In the case of the payment of a dividend or other distribution on the Corporation’s Common Shares in the form of any class or series in the capital, or similar equity interests of, or relating to, a subsidiary or other business unit of the Corporation, which are or will, upon issuance, be listed on a U.S. or Canadian securities exchange or quotation system (a “Spin-Off”), each Fixed Settlement Rate in effect immediately before the close of business on the date fixed for determination of shareholders entitled to receive such dividend or distribution will be increased by dividing each Fixed Settlement Rate by a fraction,

(A)       the numerator of which is the Current Market Price of the Common Shares; and

(B)       the denominator of which is such Current Market Price plus the Fair Market Value (determined as set forth below) of the capital or similar equity interests so distributed applicable to one Common Share.

The adjustment to each Fixed Settlement Rate under the immediately preceding paragraph will occur on (A) the 10th Trading Day from and including the effective date of the Spin-Off; or (B) if the Spin-Off is effected simultaneously with an Initial Public Offering of the securities being distributed in the Spin-Off and the Ex Date for the Spin-Off occurs on or before the date that the Initial Public Offering price of the securities being distributed in the Spin-Off is determined, the issue date of the securities being offered in such Initial Public Offering.  For purposes of this section, “Initial Public Offering” means the first time securities of the same class or type as the securities being distributed in the Spin-Off are offered to the public for cash.

Subject to the immediately following paragraph, the “Fair Market Value” of the securities to be distributed to holders of the Common Shares means the average of the closing sale prices (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the applicable Trading Day) of those securities on the principal U.S. or Canadian securities exchange or quotation system on which such securities are listed or quoted at that time over the first 10 Trading Days following the effective date of the Spin-Off.  For purposes of such a Spin-Off, the “Current Market Price” of the Common Shares means the average of the closing prices (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the applicable Trading Day) of the Common Shares on the Principal Exchange at that time over the first 10 Trading Days following the effective date of the Spin-Off.

If, however, an Initial Public Offering of the securities being distributed in the Spin-Off is to be effected simultaneously with the Spin-Off and the Ex Date for the Spin-Off occurs on or before the date that the Initial Public Offering price of the securities being distributed in the Spin-Off is determined, the “Fair Market Value” of the securities being distributed in the Spin-Off means the Initial Public Offering price (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the applicable Trading Day), while the “Current Market Price” of the Common Shares means the closing price of the Common Shares on the Principal Exchange at that time on the Trading Day on which the Initial Public Offering price of the securities being distributed in the Spin-Off is determined.

If any dividend or distribution described in this clause (iv) is declared but not so paid or made, the new Fixed Settlement Rates shall be readjusted, as of the date the Board of Directors determines not to pay or make such dividend or distribution, to the Fixed Settlement Rates that would then be in effect if such dividend or distribution had not been declared.

For purposes of this clause (iv) (and subject in all respect to clause (x) below), rights, options or warrants distributed by the Corporation to all holders of the Common Shares entitling them to subscribe for or purchase shares in the capital of the Corporation, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”):  (a) are deemed to be transferred with such Common Shares; (b) are not exercisable; and (c) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this clause (iv) (and no adjustment to the Fixed Settlement Rates under this clause (iv) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Fixed Settlement Rates shall be made under this clause (iv).  If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Agreement, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof).  In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Fixed Settlement Rates under this clause (iv) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Fixed Settlement Rates shall be readjusted as if such rights, options or warrants had not been issued and (y) the Fixed Settlement Rates shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Fixed Settlement Rates shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of clause (i), clause (ii) and this clause (iv), if any dividend or distribution to which this clause (iv) is applicable also includes one or both of:

(A)       a dividend or distribution of Common Shares to which clause (i) is applicable (the “Clause (i) Distribution”); or

(B)       a dividend or distribution of rights, options or warrants to which clause (ii) is applicable (the “Clause (ii) Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause (i) Distribution and the Clause (ii) Distribution, shall be deemed to be a dividend or distribution to which this clause (iv) is applicable (the “Clause (iv) Distribution”) and any Fixed Settlement Rate adjustment required by this clause (iv) with respect to such Clause (iv) Distribution shall then be made, and (2) the Clause (i) Distribution and Clause (ii) Distribution shall be deemed to immediately follow the Clause (iv) Distribution and any Fixed Settlement Rate adjustment required by clause (i) and clause (ii) with respect thereto shall then be made, except that, if determined by the Corporation (I) the record date of the Clause (i) Distribution and the Clause (ii) Distribution shall be deemed to be the record date of the Clause (iv) Distribution and (II) any Common Shares included in the Clause (i) Distribution or Clause (ii) Distribution shall be deemed not to be “outstanding at the close of business on the date fixed for such determination” within the meaning of clause (i) or clause (ii).

(v)        If the Corporation, by dividend or otherwise, makes distributions to all or substantially all holders of the Common Shares exclusively in cash during any quarterly period in an amount (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the applicable payment date) that exceeds $0.1706 per Common Share per quarter in the case of a regular quarterly dividend (such per Common Share amount being referred to as the “Reference Dividend”), then immediately after the close of business on the date fixed for determination of the shareholders entitled to receive such distribution, each Fixed Settlement Rate in effect immediately prior to the close of business on such date shall be increased by dividing each Fixed Settlement Rate by a fraction,

(A)       the numerator of which shall be equal to the Current Market Price on the date fixed for such determination less the amount, if any, by which the per share amount of the distribution exceeds the Reference Dividend; and

(B)       the denominator of which shall be equal to such Current Market Price.

Such increase shall become effective immediately after the close of business on the date fixed for determination of the shareholders entitled to receive such distribution.  Notwithstanding the foregoing, if (x) the amount by which the per Common Share amount of the cash distribution exceeds the Reference Dividend exceeds (y) the Current Market Price of the Common Shares on the date fixed for the determination of shareholders entitled to receive such distribution, in lieu of the foregoing increase, each Holder shall receive, for each Purchase Contract included in such Holder’s Units, at the same time and upon the same terms as holders of the Common Shares, the amount of distributed cash that such Holder would have received if such Holder owned a number of Common Shares equal to the Maximum Settlement Rate on the record date for such cash distribution.  If such distribution is declared but not so paid or made, each Fixed Settlement Rate shall be decreased, effective as of the date the Board of Directors determines not to pay or make such distribution, to the Fixed Settlement Rate that would then be in effect if such distribution had not been declared.

The Reference Dividend will be subject to an inversely proportional adjustment (determined in the same manner as the adjustment to the Reference Price and Threshold Appreciation Price set forth below in clause (vii) of this Section 5.05(a)) whenever each Fixed Settlement Rate is adjusted, other than pursuant to this clause (v).  For the avoidance of doubt, the Reference Dividend shall be zero in the case of a cash dividend that is not a regular quarterly dividend.

(vi)          In the case that an issuer bid, a tender offer or exchange offer made by the Corporation or any subsidiary thereof for all or any portion of the Common Shares shall expire and such bid, tender or exchange offer (as amended through the expiration thereof) shall require the payment to shareholders (based on the acceptance (up to any maximum specified in the terms of the issuer bid, tender offer or exchange offer) of Purchased Shares) of an aggregate consideration having a fair market value per Common Share that exceeds the Closing Price of the Common Shares on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such issuer bid, tender offer or exchange offer, then, immediately prior to the opening of business on the day after the date of the last time (the “Expiration Time”) tenders or exchanges could have been made pursuant to such issuer bid, tender offer or exchange offer (as amended through the expiration thereof), each Fixed Settlement Rate in effect immediately prior to the close of business on the date of the Expiration Time shall be increased by dividing each Fixed Settlement Rate, by a fraction,

(A)       the numerator of which shall be equal to (x) the product of (i) the Current Market Price on the date of the Expiration Time and (ii) the number of Common Shares outstanding (including any Purchased Shares) on the date of the Expiration Time less (y) the amount of cash plus the fair market value of the aggregate consideration (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the date of the Expiration Time) payable to shareholders pursuant to the issuer bid, tender offer or exchange offer (assuming the acceptance of Purchased Shares); and

(B)       the denominator of which shall be equal to the product of (x) the Current Market Price on the date of the Expiration Time and (y) the result of (i) the number of Common Shares outstanding (including any Purchased Shares) on the date of the Expiration Time less (ii) the number of all shares validly tendered, not withdrawn and accepted for payment on the date of the Expiration Time (such actually validly tendered or exchanged shares, up to any maximum acceptance amount specified in the terms of the tender offer or exchange offer, the “Purchased Shares”).

In the event the Corporation is, or one of the Corporation’s subsidiaries is, obligated to purchase Common Shares pursuant to any such issuer bid, tender offer or exchange offer, but the Corporation is, or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each Fixed Settlement Rate shall be readjusted to the Fixed Settlement Rate that would then be in effect if such issuer bid, tender offer or exchange offer had not been made.

(vii)        (1) If any adjustments are made to each Fixed Settlement Rate pursuant to this Section 5.05(a), an adjustment shall also be made to the Reference Price and the Threshold Appreciation Price solely to determine which of the clauses of the definition of Settlement Rate in Section 5.01(a) will be applicable to determine the Settlement Rate with respect to the Purchase Contract Settlement Date or any Fundamental Change Early Settlement Date.  Such adjustment shall be made by multiplying the Reference Price by a fraction, the numerator of which is the Maximum Settlement Rate immediately before such adjustment and the denominator of which shall be the Maximum Settlement Rate immediately after such adjustment and by multiplying the Threshold Appreciation Price by a fraction, the numerator of which is the Minimum Settlement Rate immediately before such adjustment and the denominator of which shall be the Minimum Settlement Rate immediately after such adjustment (rounded, in each case, to the nearest $0.0001).  In addition, if any adjustment to the Fixed Settlement Rates becomes effective, or any effective date, Expiration Time, Ex Date or record date for any stock split or reverse stock split, issuer bid, tender or exchange offer, issuance, dividend or distribution (relating to a required Fixed Settlement Rate adjustment) occurs, during the period beginning on, and including, (i) the open of business on a first Trading Day of the Market Value Averaging Period or (ii) in the case of Early Settlement or Fundamental Change Early Settlement, the relevant Early Settlement Date or the date on which the Fundamental Change Early Settlement Right is exercised and, in each case, ending on, and including, the date on which the Corporation delivers Common Shares under the related Purchase Contract, the Corporation shall make appropriate adjustments to the Fixed Settlement Rates and/or the number of Common Shares deliverable upon settlement of the Purchase Contract, in each case, consistent with the methodology used to determine the anti-dilution adjustments set forth above in paragraphs (a)(i) to (a)(vi) of this Section 5.05.  If any adjustment to the Fixed Settlement Rates becomes effective, or any effective date, Expiration Time, Ex Date or record date for any stock split or reverse stock split, issuer bid, tender or exchange offer, issuance, dividend or distribution (relating to a required Fixed Settlement Rate adjustment) occurs, during the period used to determine the Share Price or any other averaging period hereunder, the Corporation shall make appropriate adjustments to the applicable prices, consistent with the methodology used to determine the anti-dilution adjustments set forth above in paragraphs (a)(i) to (a)(vi) of this Section 5.05.

(2) No adjustment to the Fixed Settlement Rates will be made pursuant to this Section 5.05(a) if Holders participate, as a result of holding the Units and without having to settle the Purchase Contracts that form part of the Units, in the transaction that would otherwise give rise to an adjustment as if they held a number of Common Shares per Unit equal to the Maximum Settlement Rate, at the same time and upon the same terms as the holders of the Common Shares participate in the transaction.

(viii)      All adjustments to the Fixed Settlement Rates shall be calculated by the Corporation to the nearest 1/10,000th of a Common Share.  No adjustment to the Fixed Settlement Rates shall be required unless such adjustment would require an increase or decrease of at least one percent in one or both Fixed Settlement Rates; provided, that if any adjustment is not required to be made because it would not change one or both of the Fixed Settlement Rates by at least one percent, the adjustment shall be carried forward and taken into account in any subsequent adjustment; provided further that notwithstanding whether or not such one percent threshold shall have been met, all such adjustments under this Section 5.05(a) shall be made no later than the time at which the Corporation is required to determine the relevant Settlement Rate or amount of Make-Whole Shares (if applicable) in connection with any settlement of the Purchase Contracts pursuant to Section 5.01, Section 5.05(b)(ii) or Section 5.08.

(ix)        The Corporation may increase the Fixed Settlement Rates, in addition to those required by this Section 5.05(a), if the Board of Directors deems it advisable in order to avoid or diminish any U.S. income tax (where applicable) to any holders of the Common Shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for U.S. income tax purposes or for any other reasons.  The Corporation may only make such a discretionary adjustment if the Corporation makes the same proportionate adjustment to each Fixed Settlement Rate.  Any such discretionary adjustment must be in effect for at least 20 Business Days, and the Corporation shall deliver written notice of the amount of such increase and the number of days for which it will be in effect to the Holders and Purchase Contract Agent at least 15 days prior to such adjustment taking effect.

(x)         To the extent the Corporation has a shareholder rights plan involving the issuance of share purchase rights or other similar rights (the “Rights”) to all or substantially all holders of the Common Shares in effect upon settlement of a Purchase Contract, a Holder shall be entitled to receive upon settlement of any Purchase Contract, in addition to the Common Shares issuable upon settlement of such Purchase Contract, the related Rights for the Common Shares under the shareholder rights plan, unless prior to such settlement, such Rights under the shareholder rights plan have separated from the Common Shares, in which case each Fixed Settlement Rate shall be adjusted at the time of separation as if the Corporation made a distribution to all holders of the Common Shares as provided in Section 5.05(a)(iv), subject to readjustment in the event of the expiration, termination or redemption of the Rights.

(b)          (i) Following the effective date of a Reorganization Event, the Settlement Rate shall be determined by reference to the value of an Exchange Property Unit, and the Corporation shall deliver, upon settlement of any Purchase Contract, a number of Exchange Property Units equal to the number of Common Shares that the Corporation would otherwise be required to deliver hereunder.  An “Exchange Property Unit” is the kind and amount of Common Shares, other securities, other property or assets (including cash or any combination thereof) receivable in such Reorganization Event (without any interest thereon, and without any right to dividends or distributions thereon that have a record date that is prior to the applicable Settlement Date) per Common Share by a holder of Common Shares that is not a Person with which the Corporation consolidated, merged, arranged or amalgamated, or any other similar transaction or series of related transactions or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Shares held by a Constituent Person and/or the Affiliates of a Constituent Person, on the one hand, and non-Affiliates of a Constituent Person, on the other hand.  In the event holders of the Common Shares (other than any Constituent Person or Affiliate thereof) have the opportunity to elect the form of consideration to be received in such transaction, the Exchange Property Unit that Holders of the Corporate Units or Treasury Units are entitled to receive shall be deemed to be (x) the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make an election or (y) if no holders of Common Shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of Common Shares.

In the event of such a Reorganization Event, the Person formed by such consolidation, merger, arrangement or amalgamation or the Person which acquires the assets of the Corporation shall execute and deliver to the Purchase Contract Agent an agreement supplemental hereto providing that the Holder of each Unit that remains Outstanding after the Reorganization Event (if any) shall have the rights provided by this Section 5.05(b).  Such supplemental agreement shall provide for adjustments to the amount of any securities constituting all or a portion of an Exchange Property Unit and/or adjustments to the Fixed Settlement Rates, which, for events subsequent to the effective date of such Reorganization Event, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5.05.  The provisions of this Section 5.05(b)(i) shall similarly apply to successive Reorganization Events.

When the Corporation executes a supplemental agreement pursuant to this Section 5.05(b)(i), the Corporation shall promptly file with the Purchase Contract Agent an Officers’ Certificate and an Opinion of Counsel briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise an Exchange Property Unit after any such Reorganization Event, any adjustments to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly mail notice thereof to all Holders.  The Corporation shall cause notice of the execution of such supplemental agreement to be delivered to each Holder within 20 days after execution thereof.  Failure to deliver such notice shall not affect the legality or validity of such supplemental agreement.  The Corporation shall not become a party to any Reorganization Event unless its terms are consistent with this Section 5.05(b)(i).

In connection with any Reorganization Event, the Reference Dividend shall be subject to adjustment as described in clause (A), clause (B) or clause (C) below, as the case may be.

(A)        In the case of a Reorganization Event in which the Exchange Property Unit (determined, as appropriate, as set forth above and excluding any dissenters’ appraisal rights) is composed entirely of common shares (the “Merger Common Shares”), the Reference Dividend at and after the effective time of such Reorganization Event will be equal to (x) the Reference Dividend immediately prior to the effective time of such Reorganization Event, divided by (y) the number of shares of Merger Common Shares that a holder of one Common Share would receive in such Reorganization Event (such quotient rounded to the nearest $0.0001).

(B)        In the case of a Reorganization Event in which the Exchange Property Unit (determined, as appropriate, as set forth above and excluding any dissenters’ appraisal rights) is composed in part of shares of Merger Common Shares, the Reference Dividend at and after the effective time of such Reorganization Event will be equal to (x) the Reference Dividend immediately prior to the effective time of such Reorganization Event, multiplied by (y) the Merger Valuation Percentage for such Reorganization Event (such product rounded to the nearest $0.0001).

(C)        For the avoidance of doubt, in the case of a Reorganization Event in which the Exchange Property Unit (determined, as appropriate, as set forth above and excluding any dissenters’ appraisal rights) is composed entirely of consideration other than common shares, the Reference Dividend at and after the effective time of such Reorganization Event will be equal to zero.

For purposes of calculating the “value” of an Exchange Property Unit, or any cash, securities or other property included therein, for purposes of (I) this Section 5.05(b)(i) and (II) the definitions of “Merger Valuation Percentage” and “Fundamental Change,” (x) the value of any cash shall be the face amount thereof, (y) the value of any common shares shall be (A) in the case of clause (I) above, the average of the volume-weighted average prices of such common shares on each Trading Day during the Market Value Averaging Period (in U.S. dollars or as converted to U.S. dollars based on the Prevailing Exchange Rate on the applicable Trading Day) (subject to Section 5.05(a)(vii)(1)) and (B) in the case of clause (II) above, the Closing Price of such common shares (determined as if references in the definition of “Closing Price” to “Common Shares” referred instead to such common shares) on the relevant effective date (or, if such day is not a Trading Day, the immediately following Trading Day) and (z) the value of any other property, including securities other than any such common shares, included in the Exchange Property Unit, shall be the fair market value of such property over the Market Value Averaging Period, in the case of clause (I) above, or on the applicable effective date (or, if such day is not a Trading Day, the immediately following Trading Day), in the case of clause (II) above (in each case, as determined in good faith by the Board of Directors, whose determination shall be described in a Board Resolution).

(ii)         If a Fundamental Change occurs prior to the 20th Business Day preceding the Purchase Contract Settlement Date, then following such Fundamental Change, each Holder of a Purchase Contract shall have the right (“Fundamental Change Early Settlement Right”) to accelerate and settle (“Fundamental Change Early Settlement”) such Purchase Contract, upon the conditions set forth below, on the Fundamental Change Early Settlement Date at the Settlement Rate determined as if the Applicable Market Value equaled the Share Price (as defined below), plus an additional make-whole amount of Common Shares (the “Make-Whole Shares”), subject to adjustment under Section 5.05(a)(vii), and receive payment of cash in lieu of any fraction of a Common Share, as provided in Section 5.09; provided that no Fundamental Change Early Settlement will be permitted pursuant to this Section 5.05(b)(ii) unless, at the time such Fundamental Change Early Settlement is effected, (i) there is an effective U.S. Registration Statement with respect to any securities to be issued and delivered in connection with such Fundamental Change Early Settlement, if such a U.S. Registration Statement is required (in the view of counsel, which need not be in the form of a written opinion, for the Corporation) under the Securities Act and (ii) an appropriate Canadian Prospectus has been filed for the same purpose, if required (in the view of counsel, which need not be in the form of a written opinion, for the Corporation) under applicable Canadian Securities Laws.  If such a U.S. Registration Statement and/or Canadian Prospectus is so required, (A) the Corporation shall, promptly after the date on which the Holder attempts to effect a Fundamental Change Early Settlement, so notify such Holder, and (B) the Corporation agrees to use its commercially reasonable efforts (1) to (x) have in effect throughout the Fundamental Change Exercise Period a U.S. Registration Statement covering the Common Shares and other securities, if any, to be delivered in respect of the Purchase Contracts being settled and (y) provide a U.S. Prospectus in connection therewith, and/or (2) to prepare, file, receive a receipt for a deliver a  Canadian Prospectus, in each case, in a form that may be used in connection with such Fundamental Change Early Settlement (it being understood that for so long as there is a material business transaction or development that has not yet been publicly disclosed (but in no event for a period longer than 90 days), the Corporation will not be required to file such U.S. Registration Statement or provide such a U.S. Prospectus or prepare, file or deliver such a Canadian Prospectus, and a Fundamental Change Early Settlement Right will not be available, until the Corporation has publicly disclosed such transaction or development; provided that the Corporation shall use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so).  In the event that a Holder seeks to exercise its Fundamental Change Early Settlement Right and a U.S. Registration Statement is required to be effective or Canadian Prospectus is required to be delivered in connection with the exercise of such right but no such U.S. Registration Statement is then effective, no such Canadian Prospectus has been delivered or a Blackout Period is continuing, the Holder’s exercise of such right shall be void unless and until such a U.S. Registration Statement or U.S. Prospectus is effective or such Canadian Prospectus has been delivered and, in either case, no Blackout Period is continuing.  For the avoidance of doubt, if exercise is so voided, the Holder shall continue to be entitled to Contract Adjustment Payments in respect of the relevant Purchase Contracts.  The Fundamental Change Exercise Period shall be extended by the number of days during such period on which no such U.S. Registration Statement is effective, no such Canadian Prospectus is delivered or a Blackout Period is continuing (provided that the Fundamental Change Exercise Period shall not be extended beyond the fourth Business Day preceding the Purchase Contract Settlement Date) and the Fundamental Change Early Settlement Date shall be postponed to the second Business Day following the end of the Fundamental Change Exercise Period.  If, but for the proviso contained in the immediately preceding sentence, the Fundamental Change Early Settlement Date would occur on or after the Purchase Contract Settlement Date, the Corporation shall deliver to all Holders of Units on the Purchase Contract Settlement Date the applicable number of Make-Whole Shares in addition to a number of Common Shares equal to the Settlement Rate, determined as if the Applicable Market Value were equal to the relevant Share Price.

The Corporation shall provide written notice to Holders of Units and the Purchase Contract Agent of the completion of a Fundamental Change within 10 Business Days after the Effective Date (as hereinafter defined) of a Fundamental Change, which shall specify (i) an early settlement date (subject to postponement, as set forth above, the “Fundamental Change Early Settlement Date”), which shall be at least 10 days after the date of the notice but no later than the earlier of (A) 20 days after the date of such notice and (B) one Business Day prior to the Purchase Contract Settlement Date, on which date the Corporation will deliver Common Shares to Holders who exercise the Fundamental Change Early Settlement Right, (ii) the date by which Holders must exercise the Fundamental Change Early Settlement Right, (iii) the applicable Settlement Rate and number of Make-Whole Shares, (iv) the amount and kind (per Common Share) of cash, securities and other consideration receivable by the Holder upon settlement and (v) the amount of accrued and unpaid Contract Adjustment Payments (including any deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon), if any, that will be paid upon settlement to Holders exercising the Fundamental Change Early Settlement Right.

Corporate Units Holders and Treasury Units Holders may only effect Fundamental Change Early Settlement pursuant to this Section 5.05(b)(ii) in integral multiples of 20 Corporate Units or Treasury Units, as the case may be; provided that if Applicable Ownership Interests in the Treasury Portfolio have replaced Applicable Ownership Interests in Notes as a component of the Corporate Units, Corporate Units Holders may only effect Fundamental Change Early Settlement pursuant to this Section 5.05(b)(ii) in multiples of 400,000 Corporate Units.

In order to exercise the Fundamental Change Early Settlement Right with respect to any Purchase Contracts, the Holder of the Certificate evidencing Units shall deliver to the Purchase Contract Agent at the Corporate Trust Office, during the period beginning on the date the Corporation delivers notice that a Fundamental Change has occurred and ending at 4:00 p.m., New York City time, on the second Business Day immediately preceding the Fundamental Change Early Settlement Date (such period, subject to extension as set forth above, the “Fundamental Change Exercise Period”) a notice of such election in the form attached thereto and such Certificate evidencing its Corporate Units or Treasury Units if they are held in certificated form, duly endorsed for transfer to the Corporation or in blank with the form of Election to Fundamental Change Early Settlement on the reverse thereof duly completed, and payment of the Purchase Price for each Purchase Contract being settled in immediately available funds (the “Relevant Purchase Price”).

In the event that Units are held by or through DTC or another Depository, the exercise of the right to effect Fundamental Change Early Settlement shall occur in conformity with the Applicable Procedures and standing arrangements between DTC or such Depository and the Purchase Contract Agent or the Corporation.

Upon receipt of any such Certificate and payment of the Relevant Purchase Price, the Purchase Contract Agent shall pay the Corporation the Relevant Purchase Price and the Corporation shall promptly (and in any event, on the same day) notify the Purchase Contract Agent in writing of its receipt of such Relevant Purchase Price, and upon receipt of such written confirmation, the Purchase Contract Agent shall notify the Collateral Agent that all the conditions necessary for a Fundamental Change Early Settlement by a Holder of Units have been satisfied and that the Purchase Contract Agent has received from such Holder, and paid to the Corporation, as confirmed in writing by the Corporation, the Relevant Purchase Price.

Upon receipt by the Collateral Agent of the notice from the Purchase Contract Agent set forth in the preceding paragraph, the Collateral Agent shall release from the Pledge, (1) the Notes underlying the Pledged Applicable Ownership Interests in Notes or the Pledged Applicable Ownership Interests in the Treasury Portfolio, as the case may be, in the case of a Holder of Corporate Units, or (2) the Pledged Treasury Securities, in the case of a Holder of Treasury Units, in each case relating to the Units containing the Purchase Contracts as to which such Holder has elected to effect Fundamental Change Early Settlement, and shall instruct the Securities Intermediary to Transfer all such Pledged Applicable Ownership Interests in the Treasury Portfolio (and the related Applicable Ownership Interests in the Treasury Portfolio as specified in clause (ii) of the definition thereof) or Notes underlying Pledged Applicable Ownership Interests in Notes or Pledged Treasury Securities, as the case may be, to the Purchase Contract Agent for distribution to such Holder in accordance with the terms provided for herein, in each case free and clear of the Pledge created hereby.

If a Holder exercises the Fundamental Change Early Settlement Right in accordance with the provisions of this Section 5.05(b)(ii), the Corporation will deliver (or will cause the Purchase Contract Agent to deliver) to the Holder on the Fundamental Change Early Settlement Date for each Purchase Contract with respect to which such Holder has elected Fundamental Change Early Settlement:

(A)      a number of Common Shares (or Exchange Property Units, if applicable) equal to the Settlement Rate determined pursuant to the first paragraph of this Section 5.05(b)(ii) plus the applicable Make-Whole Shares determined as set forth in Section 5.05(b)(iii) (net of applicable withholding, if any);

(B)       the amount of any accrued and unpaid Contract Adjustment Payments (including any deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon) to, but excluding, the Fundamental Change Early Settlement Date, unless the date on which the Fundamental Change Early Settlement Right is exercised occurs following any Record Date and prior to the related scheduled Contract Adjustment Payment Date, and the Corporation is not deferring the related Contract Adjustment Payment, in which case the Corporation shall instead pay all accrued and unpaid Contract Adjustment Payments to the Holder as of such Record Date;

(C)      the Notes, the Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, related to each Unit with respect to which the Holder is effecting a Fundamental Change Early Settlement, free and clear of the Pledge created hereby; and

(D)       if so required under the Securities Act or applicable Canadian Securities Laws, a U.S. Prospectus or a Canadian Prospectus, as the case may be, as contemplated by this Section 5.05(b)(ii).

The Corporate Units or the Treasury Units of the Holders who do not elect Fundamental Change Early Settlement in accordance with the foregoing will continue to remain Outstanding and be subject to settlement on the Purchase Contract Settlement Date in accordance with the terms hereof.  In the event that Fundamental Change Early Settlement is effected with respect to Purchase Contracts underlying less than all the Units evidenced by a Certificate, upon such Fundamental Change Early Settlement, the Corporation shall execute and upon receipt of an Issuer Order, the Purchase Contract Agent shall execute on behalf of the Holder as its attorney-in-fact, authenticate and deliver to the Holder thereof, at the expense of the Corporation, a Certificate evidencing the Units as to which Fundamental Change Early Settlement was not effected.

(iii)       The number of Make-Whole Shares per Purchase Contract deliverable upon a Fundamental Change Early Settlement will be calculated by the Corporation and will be determined by reference to the table below, based on the date on which the Fundamental Change occurs or becomes effective (the “Effective Date”) and the Share Price in such Fundamental Change.  The “Share Price” in such Fundamental Change will be:

(A)       if holders of the Common Shares receive only cash in a Fundamental Change described in clause (b) of the definition of Fundamental Change, the cash amount paid per Common Share; and

(B)       otherwise, the average of the Closing Prices of the Common Shares over the 20 Trading-Day period ending on the Trading Day immediately preceding the Effective Date of such Fundamental Change.

The Share price will be expressed in U.S. dollars and, if expressed in a different currency, will be translated by the Corporation or its agent to U.S. dollars at the Prevailing Exchange Rate on such Trading Day. The Share price will be determined by the Corporation or its agent.

The Share Prices set forth in the second row of the table (i.e., the column headers) shall be adjusted upon the occurrence of those events set forth in Section 5.05(a) requiring anti-dilution adjustments to the Fixed Settlement Rates.  The adjusted Share Prices will equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable Fixed Settlement Rate immediately prior to the adjustment giving rise to the Share Price adjustment and the denominator of which is the same Fixed Settlement Rate as so adjusted. Each of the Make-Whole Shares amounts in the table will be subject to adjustment in the same manner and at the same time as the Fixed Settlement Rates as set forth under Section 5.05(a).

			Share Price on Effective Date
Effective Date	$5.00	$7.50	$10.00	$12.50	$15.00	$16.00	$18.00	$25.00	$30.00	$40.00	$55.00	$75.00	$100.00
June 23, 2021	0.8785	0.5654	0.3778	0.2044	0.0000	0.1852	0.4273	0.2182	0.1576	0.1026	0.0635	0.0356	0.0165
June 15, 2022	0.7915	0.5147	0.3523	0.1906	0.0000	0.1608	0.3950	0.1886	0.1385	0.0941	0.0609	0.0373	0.0210
June 15, 2023	0.4935	0.3233	0.2297	0.1178	0.0000	0.0801	0.2971	0.1111	0.0842	0.0593	0.0393	0.0251	0.0154
June 15, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Share Price and Effective Date applicable to a Fundamental Change may not be set forth on the table, in which case:

(1)         if the Share Price is between two Share Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Make-Whole Shares will be determined by straight line interpolation between the Make-Whole Share amounts set forth for the higher and lower Share Prices and the two Effective Dates based on a 365-day year, as applicable;

(2)          if the Share Price is in excess of $100.00 per share (subject to adjustment in the same manner as the Share Prices set forth in the second row of the table as set forth above), then the Make-Whole Share amount will be zero; and

(3)          if the Share Price is less than $5.00 per share (subject to adjustment in the same manner as the Share Prices set forth in the second row of the table as set forth above) (the “Minimum Share Price”), then the Make-Whole Share amount will be determined as if the Share Price equaled the Minimum Share Price, using straight line interpolation, as set forth in clause (1) above, if the Effective Date is between two Effective Dates on the table.

(c)          The Fixed Settlement Rates shall not be adjusted (subject to Section 5.05(a)(ix)):

(1)          upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in Common Shares under any plan;

(2)         upon the issuance of options, restricted shares or other awards in connection with any present or future employment contract, executive compensation plan, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors or the exercise of such options or other awards;

(3)          upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Units were first issued;

(4)          upon the purchase of any Common Shares pursuant to an open market share repurchase program or other buyback transaction that is not an issuer bid, a tender offer or exchange offer of the nature described in Section 5.05(a)(vi);

(5)          [Reserved]; or

(6)          for accumulated and unpaid Contract Adjustment Payments.

(d)          All calculations and determinations pursuant to this Section 5.05 shall be made by the Corporation or its agent in good faith and the Purchase Contract Agent shall have no responsibility with respect to such calculations and determinations.

Section 5.06.       Notice of Adjustments and Certain Other Events.  (a) Whenever the Fixed Settlement Rates are adjusted as herein provided, the Corporation shall, as soon as practicable following the occurrence of an event that requires an adjustment pursuant to Section 5.05 (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware):

(i)         compute each adjusted Fixed Settlement Rate in accordance with Section 5.05 and prepare and transmit to the Purchase Contract Agent an Officers’ Certificate setting forth each adjusted Fixed Settlement Rate, the method of calculation thereof in reasonable detail, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii)         provide a written notice to the Holders of the Units and the Purchase Contract Agent of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to each Fixed Settlement Rate was determined and setting forth each adjusted Fixed Settlement Rate.

(b)         The Purchase Contract Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment of each Fixed Settlement Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same.  The Purchase Contract Agent shall be fully authorized and protected in relying on any Officers’ Certificate delivered pursuant to Section 5.06(a)(i) and any adjustment contained therein and the Purchase Contract Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such Officers’ Certificate.  The Purchase Contract Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities or property, which may at the time be issued or delivered with respect to any Purchase Contract; and the Purchase Contract Agent makes no representation with respect thereto.  The Purchase Contract Agent shall not be responsible for any failure of the Corporation to issue, transfer or deliver any Common Shares pursuant to a Purchase Contract or to comply with any of the duties, responsibilities or covenants of the Corporation contained in this Article 5.

Section 5.07.        Termination Event; Notice.

(a)          The Purchase Contracts and all obligations and rights of the Corporation and the Holders thereunder, including the Holders’ obligation and right to purchase and receive Common Shares and to receive accrued and unpaid Contract Adjustment Payments (including any deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon)), shall immediately and automatically terminate, without the necessity of any notice or action by any Holder, the Purchase Contract Agent or the Corporation, if, prior to or on the Purchase Contract Settlement Date, a Termination Event shall have occurred.  In the event of such a termination of the Purchase Contracts as a result of a Termination Event, Holders of such Purchase Contracts will not have a claim in bankruptcy under the Purchase Contract with respect to the Corporation’s issuance of Common Shares or the right to receive Contract Adjustment Payments.

(b)         Upon and after the occurrence of a Termination Event, the Units shall thereafter represent the right to receive the underlying Applicable Ownership Interests in the Notes, the Treasury Securities or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, forming part of such Units, and any other Collateral, in each case, in accordance with the provisions of Section 3.15.  Upon the occurrence of a Termination Event, (i) the Corporation shall promptly thereafter give written notice to the Purchase Contract Agent, the Collateral Agent and the Holders, at their addresses as they appear in the Security Register and (ii) the Collateral Agent shall, in accordance with Section 3.15 and the instructions provided for in the aforementioned notice from the Corporation, release the Notes (or security entitlements with respect thereto) underlying the Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio forming a part of each Corporate Unit or the Treasury Securities forming a part of each Treasury Unit, as the case may be, and any other Collateral from the Pledge.

Section 5.08.        Early Settlement.  (a) Subject to and upon compliance with the provisions of this Section 5.08, at the option of the Holder thereof, Purchase Contracts underlying Units may be settled early (“Early Settlement”) at any time prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the Purchase Contract Settlement Date, other than during a Blackout Period in the case of Corporate Units; provided that no Early Settlement will be permitted unless, at the time such Early Settlement is effected, (i) there is an effective U.S. Registration Statement and an available U.S. Prospectus covering the Common Shares and other securities, if any, with respect to any Common Shares to be issued and delivered in connection with such Early Settlement, if such a U.S. Registration Statement and U.S. Prospectus is required (in the view of counsel, which need not be in the form of a written opinion, for the Corporation) under the Securities Act and (ii) an appropriate Canadian Prospectus has been filed for the same purpose, if required (in the view of counsel, which need not be in the form of a written opinion, for the Corporation) under applicable Canadian Securities Laws. If such a U.S. Registration Statement and U.S. Prospectus or Canadian Prospectus is so required, (A) the Corporation shall, promptly after the date on which the Holder attempts to effect an Early Settlement, so notify such Holder, and (B) the Corporation agrees to use its commercially reasonable efforts to, as applicable, (i) have in effect a U.S. Registration Statement covering those Common Shares to be delivered in respect of the Purchase Contracts being settled and provide a U.S. Prospectus in connection therewith and/or (2) prepare, file, receive a receipt for and deliver a Canadian Prospectus, in each case, in a form that may be used in connection with such Early Settlement (it being understood that if there is a material business transaction or development that has not yet been publicly disclosed, the Corporation will not be required to file such U.S. Registration Statement or provide such a U.S. Prospectus or prepare, file or deliver such a Canadian Prospectus, and the right to effect Early Settlement will not be available, until the Corporation has publicly disclosed such transaction or development; provided that the Corporation shall use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so).  In the event that a Holder seeks to exercise its right to effect Early Settlement and a U.S. Registration Statement is required to be effective, or a Canadian Prospectus is required to be delivered, in connection with the exercise of such right but no such U.S. Registration Statement is then effective or no such Canadian Prospectus has been delivered, the Holder’s exercise of such right shall be void unless and until such a U.S. Registration Statement shall be effective or such a Canadian Prospectus is delivered.  For the avoidance of doubt, if exercise is so voided, the Holder shall continue to be entitled to contract adjustment payments in respect of the relevant Purchase Contracts.

(b)         In order to exercise the right to effect Early Settlement with respect to any Purchase Contracts, the Holder of the Certificate evidencing Units (in the case of Certificates in definitive certificated form) shall deliver, at any time prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the Purchase Contract Settlement Date, other than during a Blackout Period in the case of Corporate Units, such Certificate to the Purchase Contract Agent at the Corporate Trust Office, duly endorsed for transfer to the Corporation or in blank with the form of Election to Settle Early in the form attached thereto duly completed and accompanied by payment (payable to the Corporation in immediately available funds) in an amount (the “Early Settlement Amount”) equal to:

(i)           (A) the Stated Amount, multiplied by (B) the number of Purchase Contracts with respect to which the Holder has elected to effect Early Settlement in accordance with this Section 5.08, plus

(ii)         if the Early Settlement Date occurs during the period from the close of business on any Record Date next preceding any Contract Adjustment Payment Date to the opening of business on such Contract Adjustment Payment Date, an amount equal to the Contract Adjustment Payments payable on such Contract Adjustment Payment Date, unless the Corporation elected to defer Contract Adjustment Payments which would otherwise be payable on such Contract Adjustment Payment Date.

In the case of Book-Entry Interests, each Beneficial Owner electing Early Settlement must deliver the Early Settlement Amount to the Purchase Contract Agent along with a facsimile of the Election to Settle Early form duly completed, make book-entry transfer of such Book-Entry Interests and comply with the Applicable Procedures of the Depository.

If the foregoing requirements are first satisfied with respect to Purchase Contracts underlying any Units prior to 4:00 p.m., New York City time, on a Business Day, such day shall be the “Early Settlement Date” with respect to such Units and if such requirements are first satisfied at or after 4:00 p.m., New York City time, on a Business Day or on a day that is not a Business Day, the “Early Settlement Date” with respect to such Units shall be the next succeeding Business Day.

Upon the receipt of such Certificate and Early Settlement Amount from the Holder, the Purchase Contract Agent shall pay to the Corporation such Early Settlement Amount, the receipt of which payment the Corporation shall promptly (and in any event, on the same day) confirm in writing.  Upon written confirmation of such payment by the Corporation to the Purchase Contract Agent, the Purchase Contract Agent shall then notify the Collateral Agent that (A) such Holder has elected to effect an Early Settlement, which notice shall set forth the number of such Purchase Contracts as to which such Holder has elected to effect Early Settlement, and (B) the Purchase Contract Agent has received from such Holder, and paid to the Corporation as confirmed in writing by the Corporation, the related Early Settlement Amount.

Upon receipt by the Collateral Agent of the notice from the Purchase Contract Agent set forth in the preceding paragraph, the Collateral Agent shall release from the Pledge, (1) in the case of a Holder of Corporate Units, the Notes underlying the Pledged Applicable Ownership Interests in Notes, or the Pledged Applicable Ownership Interests in the Treasury Portfolio, as the case may be, relating to the Purchase Contracts to which Early Settlement is effected, or (2) in the case of a Holder of Treasury Units, Pledged Treasury Securities, in each case relating to the Units containing the Purchase Contracts as to which such Holder has elected to effect Early Settlement, and shall instruct the Securities Intermediary to Transfer all such Pledged Applicable Ownership Interests in the Treasury Portfolio (and the related Applicable Ownership Interests in the Treasury Portfolio as specified in clause (ii) of the definition thereof) or Notes underlying such Pledged Applicable Ownership Interests in Notes or Pledged Treasury Securities, as the case may be, to the Purchase Contract Agent for distribution to such Holder in accordance with the terms provided for herein, in each case free and clear of the Pledge created hereby.

Holders of Corporate Units and Treasury Units may only effect Early Settlement pursuant to this Section 5.08 in integral multiples of 20 Corporate Units or 20 Treasury Units, as the case may be; provided that if Applicable Ownership Interests in the Treasury Portfolio have replaced Applicable Ownership Interests in Notes as a component of the Corporate Units, Corporate Units Holders may only effect Early Settlement pursuant to this Section 5.08 in integral multiples of 400,000 Corporate Units.

(c)          Upon Early Settlement of Purchase Contracts by a Holder of the related Units, on the applicable Settlement Date:

(i)          such Holder shall be entitled to receive, and the Corporation will deliver to the Purchase Contract Agent for delivery to such Holder, a number of Common Shares (or in the case of an Early Settlement following a Reorganization Event, a number of Exchange Property Units) equal to the applicable Minimum Settlement Rate as in effect on the Early Settlement Date for each Purchase Contract as to which Early Settlement is effected, subject to adjustment under Section 5.05(a)(vii), together with payment in lieu of any fraction of a share, as provided in Section 5.09;

(ii)          such Holder shall be entitled to receive, and the Securities Intermediary will deliver to the Purchase Contract Agent for delivery to such Holder, the Notes, the Applicable Ownership Interest in the Treasury Portfolio or the Treasury Securities, as the case may be, related to the Corporate Units or Treasury Units free and clear of the Corporation’s security interest pursuant to the terms set forth herein; and

(iii)       the Holder will be entitled to receive, and the Corporation shall be obligated to pay, any accrued and unpaid Contract Adjustment Payments (including any accrued and unpaid deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon) to, but excluding, the Contract Adjustment Payment Date immediately preceding the Early Settlement Date.

Upon any Early Settlement, the Holder’s right to receive future Contract Adjustment Payments and any accrued and unpaid Contract Adjustment Payments for the period since the most recent Contract Adjustment Payment Date (including any accrued and unpaid deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon) will terminate.

(d)          [Reserved.]

(e)          Upon Early Settlement of any Purchase Contracts, and subject to its receipt of Common Shares or Exchange Property Units from the Corporation and the Notes, the Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, from the Securities Intermediary, as applicable, the Purchase Contract Agent shall on the applicable Settlement Date, in accordance with the instructions provided by the Holder thereof on the applicable form of Election to Settle Early on the reverse of the Certificate evidencing the related Units:

(i)           transfer to the Holder (or its designee) the Notes, the Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, related to such Units,

(ii)         deliver to the Holder (or its designee) a certificate or certificates for the full number of Common Shares or Exchange Property Units deliverable upon such Early Settlement, together with payment in lieu of any fraction of a Common Share, as provided in Section 5.09, and

(iii)         if so required under the Securities Act or applicable Canadian Securities Laws, and to the extent provided to the Purchase Contract Agent, deliver a U.S. Prospectus or Canadian Prospectus as contemplated by Section 5.08(a).

(f)          In the event that Early Settlement is effected with respect to Purchase Contracts underlying less than all the Units evidenced by a Certificate, upon such Early Settlement the Corporation shall execute and the Purchase Contract Agent shall execute on behalf of the Holder as its attorney-in-fact and, upon receipt of an Issuer Order, authenticate and deliver to the Holder thereof, at the expense of the Corporation, a Certificate evidencing the Units as to which Early Settlement was not effected.

Section 5.09.       No Fractional Shares.  No fractional shares or scrip representing fractional Common Shares shall be issued or delivered upon settlement on the Purchase Contract Settlement Date, or upon Early Settlement or Fundamental Change Early Settlement of any Purchase Contracts.  If Certificates evidencing more than one Purchase Contract shall be surrendered for settlement at one time by the same Holder, the number of full Common Shares which shall be delivered upon settlement shall be computed on the basis of the aggregate number of Purchase Contracts evidenced by the Certificates so surrendered.  Instead of any fractional Common Share that would otherwise be deliverable upon settlement of any Purchase Contracts on the Purchase Contract Settlement Date, or upon Early Settlement or Fundamental Change Early Settlement, the Corporation, through the Purchase Contract Agent, shall make a cash payment to the Holder in respect of such fractional interest in an amount equal to the percentage of a whole share represented by such fractional share multiplied by the Closing Price of the Common Shares on the Trading Day immediately preceding the Purchase Contract Settlement Date (or, in the case of any Early Settlement or Fundamental Change Early Settlement, the Closing Price of the Common Shares on the Trading Day immediately preceding the relevant Settlement Date).  The Corporation shall provide the Purchase Contract Agent from time to time with sufficient funds and instructions to permit the Purchase Contract Agent to make all cash payments required by this Section 5.09 in a timely manner.

Section 5.10.        Charges and Taxes.  The Corporation will pay all share transfer and similar taxes attributable to the initial issuance and delivery of the Common Shares pursuant to the Purchase Contracts; provided that the Corporation shall not be required to pay any such tax or taxes which may be payable in respect of any exchange of or substitution for a Certificate evidencing a Unit or any issuance of a Common Share in a name other than that of the registered Holder or Beneficial Owner of a Certificate surrendered in respect of the Units evidenced thereby, other than in the name of the Purchase Contract Agent, as custodian for such Holder or Beneficial Owner, and the Corporation shall not be required to issue or deliver such share certificates or Certificates unless or until the Person or Persons requesting the transfer or issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax either has been paid or is not payable.

Section 5.11.       Contract Adjustment Payments.  (a) Subject to the provisions of this Section 5.11 and Section 5.12, the Corporation shall pay, on each Contract Adjustment Payment Date, the Contract Adjustment Payments payable in respect of each Purchase Contract to the Person in whose name the relevant Certificate is registered at the close of business on the Record Date relating to such Contract Adjustment Payment Date.  The Contract Adjustment Payments will be payable at the office of the Purchase Contract Agent or its agent, which agent shall maintain an office in the continental United States of America for that purpose; provided that, subject to any applicable laws and regulations, as long as the Units are in global form, the Contract Adjustment Payments shall be payable in accordance with Applicable Procedures of the Depository.  If the book-entry system for the Units has been terminated, the Contract Adjustment Payments will be payable by check mailed to the address of the Person entitled thereto at such Person’s address as it appears on the Security Register, or, if such Person so requests and designates an account in writing to the Purchase Contract Agent at least five Business Days prior to the Contract Adjustment Payment Date, by wire transfer to such account.  If any date on which Contract Adjustment Payments are to be made is not a Business Day, then payment of the Contract Adjustment Payments payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay regardless of whether such Holder elects to settle the relevant Purchase Contract early (whether pursuant to Section 5.05(b)(ii) or Section 5.08) following such Record Date).  Contract Adjustment Payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.  The Contract Adjustment Payments will accrue from the date of this Agreement.  For the avoidance of doubt, subject to the Corporation’s right to defer Contract Adjustment Payments pursuant to Section 5.12, each Holder on any Record Date shall be entitled to receive the full Contract Adjustment Payment due on the related Contract Adjustment Payment Date regardless of whether such Holder elects to settle the relevant Purchase Contract early (whether pursuant to Section 5.05(b)(ii) or Section 5.08) following such Record Date.

(b)         Upon the occurrence of a Termination Event, the Corporation’s obligation to pay future Contract Adjustment Payments (including any accrued and unpaid Contract Adjustment Payments) and any deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) shall cease.

(c)         Each Certificate delivered under this Agreement upon registration of transfer of or in exchange for or in lieu of (including as a result of a Collateral Substitution or the recreation of Corporate Units) any other Certificate shall carry the right to accrued and unpaid Contract Adjustment Payments and deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon), that was carried by the Purchase Contracts underlying such other Certificates.

(d)         The Corporation’s obligations (collectively, the “CAP Obligations”) with respect to Contract Adjustment Payments and deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon), if any, shall be subordinated and junior in right of payment to any existing and future Priority Indebtedness of the Corporation.

In the case of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Corporation as a whole, whether voluntary or involuntary, all obligations of the Corporation to holders of Priority Indebtedness of the Corporation shall be entitled to be paid in full before any payment shall be made on account of the CAP Obligations. In the event of any such proceeding, after payment in full of all sums owing with respect to Priority Indebtedness of the Corporation, the Holders of the Units, together with the holders of any obligations of the Corporation ranking on a parity with the CAP Obligations, shall be entitled to be paid from the remaining assets of the Corporation the amounts at the time due and owing on account of the CAP Obligations and such obligations ranking on a parity with the CAP Obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any shares in the capital of or any obligations of the Corporation ranking junior to the CAP Obligations.  In addition, in the event of any such proceeding, if any payment or distribution of assets of the Corporation of any kind or character whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Corporation being subordinated to the payment of the CAP Obligations shall be received by the Purchase Contract Agent or the Holders of the Units in respect of the CAP Obligations before all Priority Indebtedness of the Corporation is paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the holders of such Priority Indebtedness of the Corporation or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Priority Indebtedness of the Corporation may have been issued, ratably, for application to the payment of all Priority Indebtedness of the Corporation remaining unpaid until all such Priority Indebtedness of the Corporation shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Priority Indebtedness of the Corporation.  Nothing in the provisions of Section 5.11(d) through (n) shall apply to claims of, or payments to, the Purchase Contract Agent under or pursuant to Section 7.07.

The subordination provisions of this sub-section (d) and sub-section (l) below shall not be applicable to amounts at the time due and owing with respect to the CAP Obligations for the payment of which funds have been deposited in trust for the benefit of the Holders; nor shall such provisions impair any rights, interests, or powers of any secured creditor of the Corporation in respect of any security the creation of which is not prohibited by the provisions of this Agreement, the Units or the Purchase Contracts.

The Corporation shall give written notice to the Purchase Contract Agent within 10 Business Days after the occurrence of (i) insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Corporation as a whole, whether voluntary or involuntary, (ii) any “Event of Default” described in Section 6.1(d) or (e) of the Base Indenture, or (iii) any event specified in the first sentence of the second paragraph of Section 5.11(d).  The Purchase Contract Agent, subject to the provisions of Section 7.01, shall be entitled to assume that, and may act as if, no such event referred to in the preceding sentence has occurred unless a Responsible Officer of the Purchase Contract Agent has received at the Corporate Trust Office from the Corporation or any one or more holders of Priority Indebtedness of the Corporation or any trustee or representative therefor (who shall have been certified or otherwise established to the satisfaction of the Purchase Contract Agent to be such a holder or trustee or representative) written notice thereof.  Upon any distribution of assets of the Corporation referred to in the provisions of Section 5.11(d) through (n), the Purchase Contract Agent and Holders of the Units shall be entitled to rely upon any order or decree of a court of competent jurisdiction in which proceedings relating to any event specified in the first sentence of this paragraph are pending for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Priority Indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon, and all other facts pertinent thereto or to the provisions of Section 5.11(d) through (n), and the Purchase Contract Agent, subject to the provisions of Article 7, and the Holders of the Units shall be entitled to rely upon a certificate of the trustee in bankruptcy, proposal trustee, monitor, receiver, liquidator, distribution agent or other person making any distribution to the Purchase Contract Agent or to the Holders of the Units for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Priority Indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the provisions of Section 5.11(d) through (n).  In the absence of any such trustee in bankruptcy, proposal trustee, monitor, receiver, liquidator, distribution agent or other person, the Purchase Contract Agent shall be entitled to rely upon a written notice by a Person representing himself to be a holder of Priority Indebtedness of the Corporation (or a trustee or representative on behalf of such holder) as evidence that such Person is a holder of such Priority Indebtedness (or is such a trustee or representative).  In the event that the Purchase Contract Agent determines, in good faith, that further evidence is required with respect to the right of any Person, as a holder of Priority Indebtedness of the Corporation, to participate in any payment or distribution pursuant to the provisions of Section 5.11(d) through (n), the Purchase Contract Agent may request such Person to furnish evidence to the reasonable satisfaction of the Purchase Contract Agent as to the amount of such Priority Indebtedness of the Corporation held by such Person, as to the extent to which such Person is entitled to participation in such payment or distribution, and as to other facts pertinent to the rights of such Person under the provisions of Section 5.11(d) through (n), and if such evidence is not furnished, the Purchase Contract Agent may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

(e)         Nothing contained in the provisions of Section 5.11(d) through (n) or elsewhere in this Agreement, the Units or the Purchase Contracts is intended to or shall impair, as between the Corporation and the Holders of the Units, the obligation of the Corporation, which is absolute and unconditional, to satisfy the CAP Obligations when, where and as the same shall become due and payable, all in accordance with the terms of this Agreement, the Units and the Purchase Contracts, or is intended to or shall affect the relative rights of such Holders and creditors of the Corporation other than the holders of the Priority Indebtedness of the Corporation, nor shall anything herein or therein prevent the Purchase Contract Agent or the Holder of any Unit from exercising all remedies otherwise permitted by applicable law upon a failure of the Corporation to satisfy the CAP Obligations, subject to the rights, if any, under the provisions of Section 5.11(d) through (n) of the holders of Priority Indebtedness of the Corporation in respect of cash, property, or securities of the Corporation received in respect of the CAP Obligations upon the exercise of any such remedy.

(f)          With respect to the holders of Priority Indebtedness of the Corporation, the Purchase Contract Agent undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in the provisions of Section 5.11(d) through (n), and no implied covenants or obligations with respect to the holders of Priority Indebtedness of the Corporation shall be read into this Agreement, the Units or the Purchase Contracts against the Purchase Contract Agent.  The Purchase Contract Agent shall not be deemed to owe any fiduciary duty to the holders of Priority Indebtedness of the Corporation.

(g)         Notwithstanding any of the provisions of Section 5.11(d) through (n) or any other provisions of this Agreement, the Units or the Purchase Contracts, the Purchase Contract Agent shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to or by the Purchase Contract Agent unless and until a Responsible Officer of the Purchase Contract Agent shall have received at the Corporate Trust Office written notice thereof from the Corporation or from one or more holders of Priority Indebtedness of the Corporation or from any trustee therefor or representative thereof who shall have been certified by the Corporation or otherwise established to the reasonable satisfaction of the Purchase Contract Agent to be such a holder or trustee or representative; and, prior to the receipt of any such written notice, the Purchase Contract Agent, subject to the provisions of Section 7.01, shall be entitled in all respects to assume that no such facts exist; provided, however, that, if prior to the fifth Business Day preceding the date upon which by the terms hereof any such moneys may become payable for any purpose, the Purchase Contract Agent shall not have received with respect to such moneys the notice provided for in this sub-section (g), then, anything herein contained to the contrary notwithstanding, the Purchase Contract Agent shall have full power and authority to receive such moneys and/or apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such date; provided, further, no such application shall affect the obligations under the provisions of Section 5.11(d) through (n) of the Persons receiving such moneys from the Purchase Contract Agent.

(h)        Anything in this Agreement, the Units or the Purchase Contracts to the contrary notwithstanding, any deposit of moneys by the Corporation with the Purchase Contract Agent or any other agent (whether or not in trust) for any payment of the CAP Obligations shall, except as provided in sub-section (g) above, be subject to the provisions of Section 5.11(d).

(i)         Subject to the payment in full of all Priority Indebtedness of the Corporation, the Holders of the Units shall be subrogated to the rights of the holders of such Priority Indebtedness of the Corporation to receive payments or distributions of assets of the Corporation applicable to such Priority Indebtedness of the Corporation until the CAP Obligations shall be paid in full, and none of the payments or distributions to the holders of such Priority Indebtedness to which the holders of the Units or the Purchase Contract Agent would be entitled except for the provisions of Section 5.11(d) through (n) or of payments over pursuant to the provisions of Section 5.11(d) through (n) to the holders of such Priority Indebtedness of the Corporation by the Holders of the Units or the Purchase Contract Agent shall, as among the Corporation, its creditors other than the holders of such Priority Indebtedness of the Corporation, and the Holders of such Units, be deemed to be a payment by the Corporation to or on account of such Priority Indebtedness of the Corporation; it being understood that the provisions of Section 5.11(d) through (n) are and are intended solely for the purpose of defining the relative rights of the Holders of the Units, on the one hand, and the holders of the Priority Indebtedness of the Corporation, on the other hand.

(j)          No right of any present or future holders of any Priority Indebtedness of the Corporation to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Corporation with the terms, provisions and covenants of this Agreement, the Units or the Purchase Contracts, regardless of any knowledge thereof with which any such holder may have or be otherwise charged.  The holders of Priority Indebtedness of the Corporation may, at any time or from time to time and in their absolute discretion, change the manner, place or terms of payment, change or extend the time of payment of, or renew or alter, any such Priority Indebtedness of the Corporation, or amend or supplement any instrument pursuant to which any such Priority Indebtedness of the Corporation is issued or by which it may be secured, or release any security therefor, or exercise or refrain from exercising any other of their rights under the Priority Indebtedness of the Corporation including, without limitation, the waiver of default thereunder, all without notice to or assent from the Holders of the Units or the Purchase Contract Agent and without affecting the obligations of the Corporation, the Purchase Contract Agent or the Holders of the Units under Section 5.11(d) through (n).

(k)         Each Holder of a Unit, by its acceptance thereof, authorizes and expressly directs the Purchase Contract Agent on its behalf to take such action as may be necessary or appropriate to effectuate, as between the Holders of such Units and the holders of Priority Indebtedness of the Corporation, the subordination provided in Section 5.11(d) through (n).  If, in the event of any proceeding or other action relating to the Corporation referred to in the first sentence of the second paragraph of Section 5.11(d), a proper claim or proof of debt in the form required in such proceeding or action is not filed by or on behalf of the Holders of the Units with respect to the CAP Obligations prior to fifteen days before the expiration of the time to file such claim or claims, then the holder or holders of Priority Indebtedness of the Corporation shall have the right to file and are hereby authorized to file an appropriate claim with respect to the CAP Obligations for and on behalf of the Holders of such Units.

(l)          In the event and during the continuation of any default in the payment of principal of or interest on any Priority Indebtedness of the Corporation, or in the event that any event of default with respect to any Priority Indebtedness of the Corporation shall have occurred and be continuing and shall have resulted in such Priority Indebtedness of the Corporation becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured, waived or remedied or shall have ceased to exist and such acceleration shall have been rescinded or annulled or all amounts due on such Priority Indebtedness of the Corporation are paid in full in cash or other permitted consideration, or in the event any judicial proceeding shall be pending with respect to any such default in payment or such event or default (unless and until all amounts due on such Priority Indebtedness of the Corporation are paid in full in cash or other permitted consideration), then no payment or distribution of any kind or character, whether in cash, properties or securities shall be made by the Corporation on account of the CAP Obligations.

In the event that, notwithstanding the foregoing, the Corporation shall make any payment to the Purchase Contract Agent or the Holder of any Unit in respect of the CAP Obligations prohibited by the foregoing provisions of this sub-section (l), and if such fact shall, at or prior to the time of such payment, have been made known to the Purchase Contract Agent or, as the case may be, such Holder, then and in such event payment shall be paid over and delivered forthwith to the Corporation.

(m)       The Purchase Contract Agent shall be entitled to all of the rights set forth in Section 5.11(d) through (n) in respect of any Priority Indebtedness of the Corporation at any time held by it in its individual capacity and with respect to any amounts owed to the Purchase Contract Agent pursuant to Section 7.07 to the same extent as any other holder of such Priority Indebtedness of the Corporation, and nothing in this Agreement, the Units or the Purchase Contracts shall be construed to deprive the Purchase Contract Agent of any of its rights as such holder.

(n)          The failure of the Corporation to make a payment with respect to the CAP Obligations by reason of any provision in Section 5.11(d) through (n) shall not be construed as preventing the occurrence of a default under this Agreement, the Units or the Purchase Contracts.

Section 5.12.       Deferral of Contract Adjustment Payments.  (a) The Corporation has the right at any time, and from time to time, to defer payment of all or part of the Contract Adjustment Payments in respect of each Purchase Contract by extending the period for payment of Contract Adjustment Payments to any subsequent Contract Adjustment Payment Date (an “Extension Period”), but not beyond the Purchase Contract Settlement Date (or, with respect to Purchase Contracts for (i) which an effective Fundamental Change Early Settlement has occurred, the Fundamental Change Early Settlement Date or (ii) which an effective Early Settlement has occurred, the Contract Adjustment Payment Date immediately preceding the Early Settlement Date).  Prior to the expiration of any Extension Period, the Corporation may further extend such Extension Period to any subsequent Contract Adjustment Payment Date, but not beyond the Purchase Contract Settlement Date (or any applicable Fundamental Change Early Settlement Date or Contract Adjustment Payment Date immediately preceding the Early Settlement Date, as the case may be).

If the Corporation so elects to defer Contract Adjustment Payments, the Corporation shall pay additional Contract Adjustment Payments on such deferred installments of Contract Adjustment Payments at a rate equal to 7.75% per annum, compounded on each Contract Adjustment Payment Date to, but excluding, the Contract Adjustment Payment Date on which such deferred Contract Adjustment Payments are paid (the accrued additional Contract Adjustment Payments thereon, being referred to herein as the “Compounded Contract Adjustment Payments”).  The Corporation may pay any such deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) on any scheduled Contract Adjustment Payment Date to the Holder on the related Record Date, subject to sub-section (c) below.

(b)        The Corporation shall give written notice to the Purchase Contract Agent (and the Purchase Contract Agent shall promptly thereafter give notice thereof to Holders of Purchase Contracts) of its election to extend any period for the payment of Contract Adjustment Payments, the expected length of any such Extension Period and any extension of any Extension Period, at least one Business Day before the earlier of (i) the Record Date for the Payment Date on which Contract Adjustment Payments would have been payable except for the election to begin or extend the Extension Period or (ii) the date the Purchase Contract Agent is required to give notice to any securities exchange or to Holders of Purchase Contracts of such Record Date or such Payment Date.

(c)         The Corporation shall give written notice to the Purchase Contract Agent (and the Purchase Contract Agent shall promptly thereafter give notice thereof to Holders of Purchase Contracts) of the end of an Extension Period (other than on the Purchase Contract Settlement Date) or its election to pay any portion of the deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) on a Payment Date prior to the end of an Extension Period, at least one Business Day before the earlier of (i) the Record Date for the Payment Date on which such Extension Period shall end or such payment of deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) shall be made or (ii) the date the Purchase Contract Agent is required to give notice to any securities exchange or to Holders of Purchase Contracts of such Record Date or such Payment Date.

(d)         In the event the Corporation exercises its option to defer the payment of Contract Adjustment Payments, then, until all deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) have been paid, the Corporation shall not (1) declare or pay any dividends on, or make any distributions on, or redeem, purchase or acquire, or make a liquidation payment with respect to any shares in the capital of the Corporation, (2) make any payment of principal of, or interest or premium, if any, on, or repay, repurchase or redeem any of the Corporation’s debt securities ranking on a parity with the CAP Obligations or ranking junior to the CAP Obligations, or (3) make any guarantee payments under any guarantee by the Corporation of securities of any of its subsidiaries in the case of a guarantee ranking on a parity with the CAP Obligations or ranking junior to the CAP Obligations; provided that the foregoing does not apply to:

(i)         purchases, redemptions or other acquisitions of shares in the capital of the Corporation in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents, consultants or independent contractors or a stock purchase or dividend reinvestment plan, or the satisfaction of the Corporation’s obligations pursuant to any contract or security outstanding on the date that the Contract Adjustment Payment is deferred requiring the Corporation to purchase, redeem or acquire shares in the capital of the Corporation;

(ii)         any payment, repayment, redemption, purchase, acquisition or declaration of dividends described in clause (1) above as a result of a reclassification of the shares in the capital of the Corporation, or the exchange or conversion of all or a portion of one class or series of shares in the capital of the Corporation, for another class or series of shares in the capital of the Corporation;

(iii)        the purchase of fractional interests in shares in the capital of the Corporation pursuant to the conversion or exchange provisions of the shares in the capital of the Corporation or the security being converted or exchanged, or in connection with the settlement of stock purchase contracts outstanding on the date that the Contract Adjustment Payment is deferred;

(iv)        dividends or distributions paid or made in shares in the capital of the Corporation (or rights to acquire shares in the capital of the Corporation), or repurchases, redemptions or acquisitions of shares in the capital of the Corporation in connection with the issuance or exchange of shares in the capital of the Corporation (or of securities convertible into or exchangeable for shares in the capital of the Corporation) and distributions in connection with the settlement of stock purchase contracts outstanding on the date that the Contract Adjustment Payment is deferred;

(v)          redemptions, exchanges or repurchases of, or with respect to, any rights outstanding under a shareholder rights plan outstanding on the date that the Contract Adjustment Payment is deferred or the declaration or payment thereunder of a dividend or distribution of or with respect to such rights in the future;

(vi)        payments on any preferred securities, subordinated debentures, junior subordinated debentures or junior subordinated notes (including, for the avoidance of doubt, the Corporation’s Series 2018-A subordinated notes and Series 2019-A subordinated notes), or any guarantees of any of the foregoing, in each case, ranking on a parity with the CAP Obligations, so long as the amount of payments made on account of such securities or guarantees and the Purchase Contracts is paid on all such securities and guarantees and the Purchase Contracts then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities, guarantees or Purchase Contracts is then entitled if paid in full; provided that, for the avoidance of doubt, the Corporation shall not make Contract Adjustment Payments in part;

(vii)        [Reserved]; or

(viii)       any payment of deferred interest or principal on, or repayment, redemption or repurchase of, parity or junior securities that, if not made, would cause the Corporation to breach the terms of the instrument governing such parity or junior securities.

Section 5.13.        Withholding.

(a)         The Corporation and its agents, as applicable, shall be entitled to deduct or withhold from any payment to any Person pursuant to this Agreement such amounts as it is required to deduct or withhold or is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of any law and remit such deduction and withholding amount to the appropriate governmental entity. To the extent that amounts are so properly deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate governmental entity. Without limiting the generality of the foregoing, the Corporation and its agents shall have the right to effect any deduction or withholding from a payment to a Person by way of holdback from Common Shares to be received by such Person hereunder and selling or otherwise dealing with such Common Shares on behalf of such Person as necessary to fund the amount of such deduction or withholding.

(b)        The Parties agree to cooperate in good faith to allow the Corporation to put in place arrangements (including communications with intermediaries, agents, trustees, financial institutions, depositories, dealers and brokers) to facilitate the proper withholding of Canadian non-resident withholding tax (including the provision of information which may permit the determination of any entitlement to a reduced withholding rate or an exemption as a result of a tax treaty between Canada and another jurisdiction)   by or on behalf of the Corporation as required, the timely remittance of such tax to the Canada Revenue Agency and the issuance of any required tax reporting slips, in connection with the payment of Contract Adjustment Payments and any other amounts pursuant to this Agreement.

ARTICLE 6

RIGHTS AND REMEDIES OF HOLDERS

Section 6.01.       Unconditional Right of Holders to Receive Contract Adjustment Payments and to Purchase Common Shares.  Each Holder of a Unit shall have the right, which is absolute and unconditional, (i) except upon and following a Termination Event and subject to Article 5, to receive each Contract Adjustment Payment and deferred Contract Adjustment Payment (including Compounded Contract Adjustment Payments thereon); with respect to the Purchase Contract comprising part of such Unit on the respective Contract Adjustment Payment Date for such Unit and (ii) except upon and following a Termination Event, to purchase Common Shares pursuant to the Purchase Contract comprising part of such Unit and, in each such case, to institute suit for the enforcement of any such right to receive Contract Adjustment Payments and the right to purchase Common Shares (including, without limitation, by effecting an Early Settlement or Fundamental Change Early Settlement in accordance with the terms hereof), and such right shall not be impaired without the consent of such Holder.

Section 6.02.       Restoration of Rights and Remedies.  If any Holder has instituted any proceeding to enforce any right or remedy under this Agreement and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Purchase Contract Agent, the Collateral Agent, the Securities Intermediary, the Custodial Agent, and such Holder shall be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of such Holder shall continue as though no such proceeding had been instituted.

Section 6.03.       Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Certificates in the last paragraph of Section 3.10, no right or remedy herein conferred upon or reserved to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.04.        Delay or Omission Not Waiver.  No delay or omission of any Holder to exercise any right upon a default or remedy upon a default shall impair any such right or remedy or constitute a waiver of any such right.  Every right and remedy given by this Article 6 or by law to the Holders may be exercised from time to time, and as often as may be deemed expedient, by such Holders.

Section 6.05.       Undertaking for Costs.  All parties to this Agreement agree, and each Holder of a Unit, by its acceptance of such Unit shall be deemed to have agreed, that any court of competent jurisdiction may in its discretion require, in any suit for the enforcement of any right or remedy under this Agreement, or in any suit against the Purchase Contract Agent for any action taken, suffered or omitted by it as Purchase Contract Agent, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and costs, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section shall not apply to any suit instituted by the Purchase Contract Agent, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% of the Outstanding Units, or to any suit instituted by any Holder for the enforcement of any interest on any Notes owed pursuant to such Holder’s Applicable Ownership Interests in Notes or Contract Adjustment Payments on or after the respective Payment Date therefor in respect of any Unit held by such Holder, or for enforcement of the right to purchase Common Shares under the Purchase Contracts constituting part of any Unit held by such Holder (including, without limitation, by effecting an Early Settlement or Fundamental Change Early Settlement in accordance with the terms hereof).

Section 6.06.        Waiver of Stay or Extension Laws.  The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Agreement; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7

THE PURCHASE CONTRACT AGENT

Section 7.01.        Certain Duties and Responsibilities.

(a)          The Purchase Contract Agent:

(i)          undertakes to perform, with respect to the Units, such duties and only such duties as are specifically set forth in this Agreement and the Remarketing Agreement to be performed by the Purchase Contract Agent and no implied covenants or obligations shall be read into this Agreement or the Remarketing Agreement against the Purchase Contract Agent; and

(ii)         may conclusively rely, in the absence of bad faith, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Purchase Contract Agent and conforming to the requirements of this Agreement or the Remarketing Agreement, as applicable, but in the case of any certificates or opinions which by any provision hereof are specifically required to be furnished to the Purchase Contract Agent, the Purchase Contract Agent shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Agreement or the Remarketing Agreement, as applicable (but need not confirm or investigate the accuracy of the mathematical calculations or other facts, statements, opinions or conclusions stated therein).

(b)          No provision of this Agreement or the Remarketing Agreement shall be construed to relieve the Purchase Contract Agent from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(i)           this Section 7.01(b) shall not be construed to limit the effect of Section 7.01(a) and Section 7.01(c); and

(ii)         the Purchase Contract Agent shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be conclusively determined by a court of competent jurisdiction that the Purchase Contract Agent was grossly negligent in ascertaining the pertinent facts.

(c)          No provision of this Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith shall require the Purchase Contract Agent to expend or risk its own funds or otherwise incur any liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and/or security against such risk or liability is not assured to it.

(d)         Whether or not therein expressly so provided, every provision of this Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith relating to the conduct or affecting the liability of or affording protection to the Purchase Contract Agent shall be subject to the provisions of this Section.

(e)         The Purchase Contract Agent is fully authorized to execute and deliver the Remarketing Agreement in its capacity as Purchase Contract Agent.  The rights, privileges, protections, immunities and benefits afforded to the Purchase Contract Agent and each Indemnitee under this Agreement, including, without limitation, its and their rights to be compensated, reimbursed and indemnified, shall also extend to and cover the Purchase Contract Agent and each Indemnitee with respect to the role of the Purchase Contract Agent as Purchase Contract Agent under, including action taken, omitted to be taken or suffered by the Purchase Contract Agent pursuant to, the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith.

(f)          On or prior to the date that is 20 days prior to the first day of the Final Remarketing Period or, if the Corporation shall have elected to conduct an Optional Remarketing, the date that is 20 days prior to the first day of the Optional Remarketing Period, at the Corporation’s request given in an Officers’ Certificate at least three Business Days prior to such 20th day, the Purchase Contract Agent shall deliver to the Corporation and the Remarketing Agent(s) an executed counterpart of the Remarketing Agreement, signed by an authorized signatory of the Purchase Contract Agent.

Section 7.02.        Notice of Default.  Within 90 days after the occurrence of any default by the Corporation hereunder of which a Responsible Officer of the Purchase Contract Agent has received written notice at its Corporate Trust Office specifying this Agreement and the Units, the Purchase Contract Agent shall transmit by mail to the Corporation and the Holders, as their names and addresses appear in the Security Register, notice of such default hereunder, unless such default shall have been cured or waived. The term “default” for the purposes of this Section being hereby defined as the failure to make any Contract Adjustment Payment when the same shall become due and payable, or any default by the Corporation of any of its covenants in Article 10 of this Agreement.

Section 7.03.        Certain Rights of Purchase Contract Agent.  Subject to the provisions of Section 7.01:

(a)         the Purchase Contract Agent may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)          any request or direction of the Corporation mentioned herein shall be sufficiently evidenced by an Officers’ Certificate, Issuer Order or Issuer Request, and any resolution of the Board of Directors of the Corporation may be sufficiently evidenced by a Board Resolution;

(c)          any request, instruction or direction of a Beneficial Owner to the Purchase Contract Agent shall be sufficiently evidenced by a written request, instruction or order signed in the name of such Beneficial Owner by an authorized representative of such Beneficial Owner and certifying to the Purchase Contract Agent that such Person is a Beneficial Owner under the terms of this Agreement; the Purchase Contract Agent shall have the right to require that any directions, instructions or notices provided to it be signed by an authorized representative of such Beneficial Owner, be provided on corporate letterhead or contain a medallion signature guarantee, or contain such other evidence as may be reasonably requested by it, to establish the identity and/or signatures thereon; in acting hereunder, in the absence of gross negligence or willful misconduct by the Purchase Contract Agent, the Purchase Contract Agent shall be fully authorized and protected in relying upon any such request, instruction, direction and certification received by a Beneficial Owner hereunder;

(d)         whenever in the administration of this Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith, the Purchase Contract Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder or thereunder, the Purchase Contract Agent (unless other evidence be herein or therein specifically prescribed) may conclusively rely upon an Officers’ Certificate or an Opinion of Counsel, which Officers’ Certificate or Opinion of Counsel the Corporation shall promptly provide;

(e)          the Purchase Contract Agent may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(f)          the Purchase Contract Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, or inquire as to the performance by the Corporation of any of its covenants in this Agreement, but the Purchase Contract Agent, in its discretion, may make reasonable further inquiry or investigation into such facts or matters related to the execution, delivery and performance of the Purchase Contracts as it may see fit, and, if the Purchase Contract Agent shall determine to make such further inquiry or investigation, it shall be given a reasonable opportunity to examine the relevant books, records and premises of the Corporation, personally or by agent or attorney, at the sole cost of the Corporation;

(g)         the Purchase Contract Agent may execute any of the powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, or an Affiliate of the Purchase Contract Agent and the Purchase Contract Agent shall not be responsible for any misconduct or negligence on the part of any agent, attorney, or Affiliate appointed with due care by it hereunder;

(h)         the Purchase Contract Agent shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any of the Holders pursuant to this Agreement, unless such Holders shall have offered to the Purchase Contract Agent security and/or indemnity satisfactory to the Purchase Contract Agent against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(i)          the Purchase Contract Agent shall not be liable for any action taken, suffered, or omitted to be taken by it in the absence of gross negligence or willful misconduct by it and believed by it to be authorized and within the discretion or rights or powers conferred upon it by this Agreement;

(j)          the Purchase Contract Agent shall not be deemed to have notice of any adjustment to the Fixed Settlement Rates, the occurrence of a Termination Event or any default hereunder unless a Responsible Officer of the Purchase Contract Agent has received specific written notice by the Corporation or any Holder of any such adjustment, Termination Event, or occurrence or event which is in fact a default is received by a Responsible Officer of the Purchase Contract Agent at the Corporate Trust Office of the Purchase Contract Agent, and such notice references the Units, the Corporation and this Agreement;

(k)         the Purchase Contract Agent may request that the Corporation deliver an Officers’ Certificate setting forth the names of individuals and/or titles of representatives authorized at such time to take specified actions pursuant to this Agreement along with specimen signatures, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(l)          the rights, privileges, protections, immunities and benefits given to the Purchase Contract Agent, including, without limitation, its right to be compensated, reimbursed, and  indemnified, are extended to and shall be enforceable by, the Purchase Contract Agent in each of its capacities hereunder, by each agent of, custodian of, and other Person employed by (in each case, as permitted under this Agreement), the Purchase Contract Agent to act hereunder and shall survive the resignation or removal of the Purchase Contract Agent and the termination of this Agreement;

(m)        the Purchase Contract Agent shall not be required to give any bond or surety in respect of the performance of its powers or duties hereunder;

(n)          the duties of the Purchase Contract Agent hereunder and under the Remarketing Agreement and under any other document or instrument referred to or provided for herein or in connection herewith are solely ministerial and administrative in nature;

(o)          the Purchase Contract Agent shall not be required to initiate or conduct any litigation or collection proceedings hereunder and shall have no responsibilities with respect to any default hereunder, in each case, except as expressly set forth herein;

(p)          the permissive right of the Purchase Contract Agent to take or refrain from taking action hereunder shall not be construed as a duty; and

(q)        as to any discretionary action or matters not expressly provided for by this Agreement, the Purchase Contract Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions given by the Corporation or the Holders, as the case may be; provided, however, it is understood that in all cases the Purchase Contract Agent shall be fully justified in failing or refusing to take any such action under this Agreement if it shall not have received such direction from the Corporation or the Holders (acting in accordance with this Agreement); this provision is intended solely for the benefit of the Purchase Contract Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.

Section 7.04.      Not Responsible for Recitals or Issuance of Units.  The recitals contained herein, in the Remarketing Agreement, in any other document or instrument referred to or provided for herein or in connection herewith, and in the Certificates shall be taken as the statements of the Corporation, and the Purchase Contract Agent assumes no responsibility for their accuracy or validity.  The Purchase Contract Agent makes no representations as to the validity or sufficiency of either this Agreement or of the Units or the Pledge or the Collateral or the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith and shall have no responsibility for perfecting or maintaining the perfection of any security interest in the Collateral nor for making any calculations hereunder.  The Purchase Contract Agent shall not be accountable for the use or application by the Corporation of the proceeds in respect of the Purchase Contracts or for funds received and disbursed in accordance with this Agreement. The Purchase Contract Agent shall have no responsibility or liability with respect to any information, statement or recital in any offering memorandum, prospectus, prospectus supplement or other disclosure material prepared or distributed with respect to the issuance of the Units.

Section 7.05.        May Hold Units.  Any Security Registrar or any other agent of the Corporation, or the Purchase Contract Agent and its Affiliates, in their individual or any other capacity, may become the owner or pledgee of Units and may otherwise deal with the Corporation, the Collateral Agent or any other Person with the same rights it would have if it were not Security Registrar or such other agent, or the Purchase Contract Agent.  The Corporation may become the owner or pledgee of Units.

Section 7.06.        Money Held in Custody; Collateral Documents. Money or other property held by the Purchase Contract Agent in custody hereunder need not be segregated from the Purchase Contract Agent’s other funds except to the extent required by law or provided herein; provided, however, that when the Purchase Contract Agent holds cash as a component of the Treasury Portfolio or a Treasury Unit, such cash shall be held in a segregated account hereunder.  The Collateral Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent’s liens thereon, or any certificate prepared by the Corporation in connection therewith, nor shall the Collateral Agent be responsible or liable to the Corporation for any failure to monitor or maintain any portion of the Collateral.  Beyond the exercise of reasonable care in the custody thereof and except as otherwise specifically set forth herein, the Collateral Agent shall not have any duty as to any of the Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent (A) shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by a Collateral Agent in good faith and with reasonable care, and (B) shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which such Collateral Agent accords its own property.

The Purchase Contract Agent shall be under no obligation to invest or pay interest on any money received by it hereunder except as agreed in writing with the Corporation.  If no standing instruction exists at the time any funds are received by the Purchase Contract Agent, the Securities Intermediary or the Collateral Agent, such funds shall remain uninvested without liability for interest or other compensation thereon.

Section 7.07.        Compensation and Reimbursement .

The Corporation agrees:

(a)          to pay to the Purchase Contract Agent compensation for all services rendered by it hereunder and under the Remarketing Agreement as the Corporation and the Purchase Contract Agent shall from time to time agree in writing;

(b)         to reimburse the Purchase Contract Agent upon its request for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Purchase Contract Agent in accordance with any provision of this Agreement and the Remarketing Agreement (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be caused by its gross negligence or willful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction); and

(c)          to indemnify the Purchase Contract Agent and any predecessor Purchase Contract Agent and each of their respective officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and affiliates (collectively, with the Purchase Contract Agent, the “Indemnitees”) for, and to hold each Indemnitee harmless against, any liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever (including reasonable fees and expenses of outside counsel) incurred solely without gross negligence or willful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part, arising out of or in connection with the acceptance, administration or performance of its duties hereunder and under the Remarketing Agreement, including the Indemnitees’ reasonable and out-of-pocket costs and expenses of enforcing this Agreement or the Remarketing Agreement and of defending themselves against any claim or liability in connection with the exercise or performance of any of the Purchase Contract Agent’s powers or duties hereunder or thereunder (whether asserted by a Holder, the Corporation or otherwise) or of enforcing the provisions of this Section.  The Purchase Contract Agent shall promptly notify the Corporation of any third-party claim of which a Responsible Officer has received written notice and which may give rise to the indemnity hereunder and give the Corporation the opportunity to control the defense of such claim with counsel reasonably satisfactory to the applicable Indemnitee, and the Purchase Contract Agent shall provide reasonable cooperation at the Corporation’s expense in the defense.  Each Indemnitee may have separate counsel and the Corporation shall pay the fees and expenses of such counsel.  Failure by the Purchase Contract Agent to so notify the Corporation shall not relieve the Corporation of its obligations hereunder.  Any settlement which affects the Purchase Contract Agent may not be entered into without the written consent of the Purchase Contract Agent, unless the Purchase Contract Agent is given a full and unconditional release from liability with respect to the claims covered thereby and such settlement does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Purchase Contract Agent.

The provisions of this Section shall survive the resignation and removal of the Purchase Contract Agent, the satisfaction or discharge of the Units and the Purchase Contracts and the termination of this Agreement.

When the Purchase Contract Agent incurs expenses or renders services in connection with an “Event of Default” specified in Section 6.1(d) or (e) of the Base Indenture or any event specified in the first sentence of the second paragraph of Section 5.11(d), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal, state or provincial bankruptcy, insolvency or other similar law. “Purchase Contract Agent” for the purposes of this Section 7.07 shall include any predecessor Purchase Contract Agent and the Purchase Contract Agent in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder; provided, however, that the gross negligence or willful misconduct of any Purchase Contract Agent hereunder shall not affect the rights of any other Purchase Contract Agent hereunder.

Section 7.08.        Corporate Purchase Contract Agent Required; Eligibility.  There shall at all times be a Purchase Contract Agent hereunder which shall be a Person organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers and having (or being a member of a bank holding company having) a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State authority and having or having an agent having a corporate trust office in the continental United States of America, if there be such a Person in the continental United States of America, qualified and eligible under this Article and willing to act on reasonable terms.  If such Person publishes or files reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published or filed.  If at any time the Purchase Contract Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.09.        Resignation and Removal; Appointment of Successor.  (a) No resignation or removal of the Purchase Contract Agent and no appointment of a successor Purchase Contract Agent pursuant to this Article shall become effective until the acceptance of appointment by the successor Purchase Contract Agent in accordance with the applicable requirements of Section 7.10.

(b)         The Purchase Contract Agent may resign at any time by giving written notice thereof to the Corporation 30 days prior to the effective date of such resignation.  If the instrument of acceptance by a successor Purchase Contract Agent required by Section 7.10 shall not have been delivered to the Purchase Contract Agent within 30 days after the giving of such notice of resignation, the resigning Purchase Contract Agent may petition, at the expense of the Corporation, any court of competent jurisdiction for the appointment of a successor Purchase Contract Agent.

(c)         The Purchase Contract Agent may be removed at any time by Act of the Holders of a majority in number of the Outstanding Units delivered to the Purchase Contract Agent and the Corporation.  If the instrument of acceptance by a successor Purchase Contract Agent required by Section 7.10 shall not have been delivered to the Purchase Contract Agent within 30 days after such Act, the Purchase Contract Agent being removed may petition, at the expense of the Corporation, any court of competent jurisdiction for the appointment of a successor Purchase Contract Agent.

(d)          If at any time:

(i)           the Purchase Contract Agent fails to comply with Section 310(b) of the TIA, as if the Purchase Contract Agent were an indenture trustee under an indenture qualified under the TIA, and shall fail to resign after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Unit for at least six months;

(ii)         the Purchase Contract Agent shall cease to be eligible under Section 7.08 and shall fail to resign after written request therefor by the Corporation or by any such Holder; or

(iii)        the Purchase Contract Agent shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Purchase Contract Agent or of its property shall be appointed or any public officer shall take charge or control of the Purchase Contract Agent or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Corporation by a Board Resolution may remove the Purchase Contract Agent, or (ii) any Holder who has been a bona fide Holder of a Unit for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Purchase Contract Agent and the appointment of a successor Purchase Contract Agent.

(e)         If the Purchase Contract Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Purchase Contract Agent for any cause, the Corporation, by a Board Resolution, shall promptly appoint a successor Purchase Contract Agent and shall comply with the applicable requirements of Section 7.10.  If no successor Purchase Contract Agent shall have been so appointed by the Corporation and accepted appointment in the manner required by Section 7.10, any Holder who has been a bona fide Holder of a Unit for at least six months, on behalf of itself and all others similarly situated, or the Purchase Contract Agent may petition any court of competent jurisdiction for the appointment of a successor Purchase Contract Agent.

(f)         The Corporation shall give, or shall cause such successor Purchase Contract Agent to give, notice of each resignation and each removal of the Purchase Contract Agent and each appointment of a successor Purchase Contract Agent by delivering written notice of such event by first-class mail, postage prepaid or electronic delivery, in each case, to all Holders as their names and addresses appear in the applicable Security Register.  Each notice shall include the name of the successor Purchase Contract Agent and the address of its Corporate Trust Office.

Section 7.10.       Acceptance of Appointment by Successor.  (a) In case of the appointment hereunder of a successor Purchase Contract Agent, every such successor Purchase Contract Agent so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Purchase Contract Agent an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Purchase Contract Agent shall become effective and such successor Purchase Contract Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, agencies and duties of the retiring Purchase Contract Agent; but, on the request of the Corporation or the successor Purchase Contract Agent, such retiring Purchase Contract Agent shall, upon payment of amounts owed to it pursuant to Section 7.07, execute and deliver an instrument transferring to such successor Purchase Contract Agent all the rights, powers and trusts of the retiring Purchase Contract Agent and duly assign, transfer and deliver to such successor Purchase Contract Agent all property and money held by such retiring Purchase Contract Agent hereunder.

(b)         Upon request of any such successor Purchase Contract Agent, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Purchase Contract Agent all such rights, powers and agencies referred to in clause (a) of this Section 7.10.

(c)          No successor Purchase Contract Agent shall accept its appointment unless at the time of such acceptance such successor Purchase Contract Agent shall be qualified and eligible under this Article 7.

Section 7.11.        Merger, Conversion, Consolidation, Amalgamation, Arrangement or Succession to Business.  Any Person into which the Purchase Contract Agent may be merged, amalgamated or converted or with which it may be consolidated or arranged, or any Person resulting from any merger, conversion, amalgamation, arrangement or consolidation to which the Purchase Contract Agent shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Purchase Contract Agent (including the administration of this Agreement), shall be the successor of the Purchase Contract Agent hereunder, provided that such Person shall be otherwise qualified and eligible under this Article 7, without the execution or filing of any paper or any further act on the part of any of the parties hereto.  In case any Certificates shall have been authenticated and executed on behalf of the Holders, but not delivered, by the Purchase Contract Agent then in office, any successor by merger, conversion, amalgamation, arrangement or consolidation to such Purchase Contract Agent may adopt such authentication and execution and deliver the Certificates so authenticated and executed with the same effect as if such successor Purchase Contract Agent had itself authenticated and executed such Units.

Section 7.12.         Preservation of Information.  The Purchase Contract Agent shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders received by the Purchase Contract Agent in its capacity as Security Registrar.

Section 7.13.         No Obligations of Purchase Contract Agent.  Except to the extent otherwise expressly provided in this Agreement, the Purchase Contract Agent assumes no obligations and shall not be subject to any liability under this Agreement, the Remarketing Agreement or any Purchase Contract in respect of the obligations of the Holder of any Unit thereunder.  All calculations and determinations of any Make-Whole Shares, make-whole amounts, rates, market values and any adjustments to Reference Price or the Threshold Appreciation Price shall be made by the Corporation or its agent or designee based on their good faith calculations, and the Purchase Contract Agent shall have no responsibility with respect thereto.  The Corporation agrees, and each Holder of a Certificate, by its acceptance thereof, shall be deemed to have agreed, that the Purchase Contract Agent’s execution of the Certificates on behalf of the Holders shall be solely as agent and attorney-in-fact for the Holders, and that the Purchase Contract Agent shall have no obligation to perform such Purchase Contracts on behalf of the Holders, except to the extent expressly provided in Article 5.  Anything contained in this Agreement to the contrary notwithstanding, in no event shall the Purchase Contract Agent or its officers, directors, employees or agents be liable under this Agreement or the Remarketing Agreement for (i) indirect, special, punitive, or consequential loss or damage of any kind whatsoever, including lost profits, whether or not the likelihood of such loss or damage was known to the Purchase Contract Agent and regardless of the form of action, or (ii) any failure or delay in the performance of its obligations under this Agreement because of circumstances beyond its control, including, without limitation, acts of God; earthquake; fires; floods; wars; civil or military disturbances; terrorist acts; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; labor disputes; or acts of civil or military authority or governmental actions, in each case, which delay, restrict or prohibit the providing of services contemplated by this Agreement; it being understood that the Purchase Contract Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under such circumstances.

Section 7.14.        Acknowledgement of Appointment.  The Corporation hereby acknowledges the appointment of The Bank of New York Mellon Trust Company, N.A. (“BNYM”) to act as Purchase Contract Agent on behalf of the Holders hereunder and under the Remarketing Agreement or under any other document or instrument referred to or provided for herein or in connection herewith, as applicable, and as their attorney-in-fact hereunder and under the Remarketing Agreement or under any other document or instrument referred to or provided for herein or in connection herewith, as applicable.  The Corporation accepts the authorizations, appointments, acknowledgments and other actions taken by the Purchase Contract Agent in accordance with this Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for herein or in connection herewith.

ARTICLE 8

SUPPLEMENTAL AGREEMENTS

Section 8.01.        Supplemental Agreements without Consent of Holders.  Without the consent of any Holders, the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the Securities Intermediary, at any time and from time to time, may enter into one or more amendments to this Agreement or agreements supplemental hereto, in form satisfactory to the Corporation, the Purchase Contract Agent and the Collateral Agent, the Custodial Agent and the Securities Intermediary, to:

(a)         evidence the succession of another Person to the Corporation’s obligations in accordance with Article 9;

(b)         add to the covenants of the Corporation for the benefit of the Holders, or surrender any right or power herein conferred upon the Corporation;

(c)         evidence and provide for the acceptance of appointment hereunder by a successor Purchase Contract Agent, Collateral Agent, Securities Intermediary or Custodial Agent in accordance with Article 7 or 15, as the case may be;

(d)         make provision with respect to the rights of Holders pursuant to the requirements of Section 5.05(b)(i);

(e)         cure any ambiguity or to correct or supplement any provisions herein that may be inconsistent with any other provision herein; or

(f)          make such other provisions in regard to matters or questions arising under this Agreement or to make any other changes in the provisions of this Agreement, in each case, provided that such amendment does not adversely affect the interests of any Holders; it being understood that any amendment made to conform the provisions of this Agreement to the description of this Agreement, the Units and the Purchase Contracts contained in the preliminary prospectus supplement dated June 16, 2021, relating to the Units (including, without limitation, under the sections entitled “Description of the Equity Units”, “Description of the Purchase Contracts”, “Certain Provisions of the Purchase Contract and Pledge Agreement” and “Description of the Remarketable Notes”), as supplemented and/or amended by the Term Sheet based upon an Officers’ Certificate delivered to the Purchase Contract Agent will be deemed not to adversely affect the interests of the Holders.

Section 8.02.        Supplemental Agreements with Consent of Holders.  With the consent of the Holders of not less than a majority of the Outstanding Units, with Holders of Corporate Units and Treasury Units voting together as one class, including without limitation the consent of the Holders obtained in connection with an issuer bid, tender offer or exchange offer, by Act of said Holders delivered to the Corporation and the Purchase Contract Agent, the Corporation, the Purchase Contract Agent, the Collateral Agent, the Securities Intermediary and the Custodial Agent may enter into one or more amendments to this Agreement or an agreement or agreements supplemental hereto for the purpose of modifying in any manner the terms of the Purchase Contracts, or the provisions of this Agreement or the rights of the Holders in respect of the Units; provided, however, that no such amendment or supplemental agreement shall, without the consent of the Holder of each Outstanding Purchase Contract affected thereby:

(a)         subject to the Corporation’s right to defer Contract Adjustment Payments, extend or delay any Payment Date;

(b)         impair the Holders’ right to institute suit for the enforcement of any Purchase Contract or payment of any Contract Adjustment Payments or deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon);

(c)         except as required pursuant to Section 5.05(a), reduce the number of Common Shares purchasable pursuant to any Purchase Contract, increase the Purchase Price of the Common Shares upon settlement of any Purchase Contract, change the Purchase Contract Settlement Date or change the right to effect an Early Settlement or Fundamental Change Early Settlement in a manner adverse to the Holder;

(d)         increase the amount or change the type of Collateral required to be Pledged to secure a Holder’s Obligations;

(e)         impair the right of the Holder of any Purchase Contract to receive distributions on the Collateral or otherwise adversely affect the Holder’s rights in or to such Collateral;

(f)          reduce any Contract Adjustment Payments or any deferred Contract Adjustment Payments (including Compounded Contract Adjustment Payments thereon) or change any place where, or the coin or currency in which, any Contract Adjustment Payment is payable; or

(g)         reduce the percentage of the Outstanding Purchase Contracts whose Holders’ consent is required for any modification, amendment or waiver of the provisions of this Agreement or the Purchase Contracts;

provided that if any such amendment or supplemental agreement would adversely affect only the Corporate Units or only the Treasury Units, then only the affected class of Holders as of the record date for the Holders entitled to vote thereon will be entitled to vote on such amendment or supplemental agreement, and such amendment or supplemental agreement shall not be effective except with the consent of Holders of not less than a majority of such class or, in the case of any amendment or supplemental agreement having the effects specified in clauses (a) through (g) of this Section 8.02, each Holder affected thereby.  It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental agreement, but it shall be sufficient if such Act shall approve the substance thereof.
Section 8.03.        Execution of Supplemental Agreements.  In executing, or accepting the additional agencies created by any amendment or supplemental agreement permitted by this Article 8 or the modifications thereby of the agencies created by this Agreement, the Purchase Contract Agent, the Collateral Agent, the Securities Intermediary and the Custodial Agent shall be provided, and (subject to Section 7.01 with respect to the Purchase Contract Agent) shall be fully authorized and protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amendment or supplemental agreement is authorized or permitted by this Agreement and that any and all conditions precedent to the execution and delivery of such amendment or supplemental agreement have been satisfied.  The Purchase Contract Agent, the Collateral Agent, the Securities Intermediary and the Custodial Agent may, but shall not be obligated to, enter into any such amendment or supplemental agreement that affects their own rights, duties or immunities under this Agreement or otherwise.

Section 8.04.        Effect of Supplemental Agreements.  Upon the execution of any amendment or supplemental agreement under this Article 8, this Agreement shall be modified in accordance therewith, and such amendment or supplemental agreement shall form a part of this Agreement for all purposes; and every Holder of Certificates theretofore or thereafter authenticated, executed on behalf of the Holders and delivered hereunder, shall be bound thereby.

Section 8.05.        Reference to Supplemental Agreements.  Certificates authenticated, executed on behalf of the Holders and delivered after the execution of any amendment or supplemental agreement pursuant to this Article may, and shall if required by the Purchase Contract Agent, bear a notation in form approved by the Purchase Contract Agent as to any matter provided for in such amendment or supplemental agreement.  If the Corporation shall so determine, new Certificates so modified as to conform, in the opinion of the Purchase Contract Agent and the Corporation, to any such amendment or supplemental agreement may be prepared and executed by the Corporation and authenticated, executed on behalf of the Holders and delivered by the Purchase Contract Agent in exchange for Outstanding Certificates.

ARTICLE 9

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 9.01.        Covenant Not to Consolidate, Merge, Convey, Transfer or Lease Property except under Certain Conditions.  The Corporation shall not consummate (1) any consolidation, merger, arrangement or amalgamation of the Corporation with or into any Person or Persons or (2) any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of its consolidated assets to any Person other than one of its subsidiaries, unless

(a)         the Corporation is the continuing entity or the successor entity is a corporation organized and existing under the laws of Canada (or any province or territory of Canada) or the United States of America or a State thereof (or the District of Columbia) and such corporation expressly assumes all of the Corporation’s responsibilities and liabilities under the Purchase Contracts, the Corporate Units, the Treasury Units, this Agreement, the Remarketing Agreement (if any) and the Indenture by one or more supplemental agreements in form satisfactory to the Purchase Contract Agent, the Collateral Agent and the Indenture Trustees and that complies with Article 8 hereof or the applicable provisions of the Remarketing Agreement or the Indenture, as the case may be, executed and delivered to the Purchase Contract Agent, the Collateral Agent and the Indenture Trustees by such corporation, and

(b)         the Corporation (if it is the continuing entity) or such successor corporation will not, immediately after such consolidation, merger, arrangement or amalgamation, or such sale, lease or other transfer, be in default in the performance of its obligations or covenants under such agreements.

Section 9.02.        Rights and Duties of Successor Person.  In case of any such consolidation, merger, arrangement, amalgamation, sale, lease or other transfer, and upon any such assumption by the successor corporation in accordance with Section 9.01, such successor corporation shall succeed to and be substituted for the Corporation, with the same effect as if it had been named in the Purchase Contracts, the Corporate Units, the Treasury Units, this Agreement and the Remarketing Agreement (if any) and (other than in the case of a lease) the Corporation shall be relieved of any further obligation under the Purchase Contracts, the Corporate Units, the Treasury Units, this Agreement and the Remarketing Agreement (if any).  Such successor corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Corporation any or all of the Certificates evidencing Units issuable hereunder which theretofore shall not have been signed by the Corporation and delivered to the Purchase Contract Agent; and, upon the order of such successor instead of the Corporation, and subject to all the terms, conditions and limitations in this Agreement prescribed, the Purchase Contract Agent shall authenticate and execute on behalf of the Holders as their attorney-in-fact and deliver any Certificates which previously shall have been signed and delivered by the officers of the Corporation to the Purchase Contract Agent for authentication and execution, and any Certificate evidencing Units which such successor corporation thereafter shall cause to be signed and delivered to the Purchase Contract Agent for that purpose.  All the Certificates issued shall in all respects have the same legal rank and benefit under this Agreement as the Certificates theretofore or thereafter issued in accordance with the terms of this Agreement as though all of such Certificates had been issued at the date of the execution hereof.

In case of any such merger, consolidation, arrangement, amalgamation, sale, lease or other transfer such change in phraseology and form (but not in substance) may be made in the Certificates evidencing Units thereafter to be issued as may be appropriate.

Section 9.03.        Officers’ Certificate and Opinion of Counsel Given to Purchase Contract Agent.  The Purchase Contract Agent, subject to Section 7.01 and Section 7.03, shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel and rely thereon as conclusive evidence that any such merger, consolidation, arrangement, amalgamation, sale, lease or other transfer, and any such assumption, complies with the provisions of this Article 9 and that all conditions precedent to the consummation of any such merger, consolidation, arrangement, amalgamation, sale, lease or other transfer have been met.

ARTICLE 10

COVENANTS

Section 10.01.      Performance under Purchase Contracts.  The Corporation covenants and agrees for the benefit of the Holders from time to time of the Units that it will duly and punctually perform its obligations under the Purchase Contracts in accordance with the terms of the Purchase Contracts and this Agreement.

Section 10.02.      Maintenance of Office or Agency.  (a) The Corporation will maintain in the continental United States of America, an office or agency, which may be the office of the Purchase Contract Agent or its agent, where Certificates may be presented or surrendered for acquisition of Common Shares upon settlement of the Purchase Contracts on the Purchase Contract Settlement Date or upon Early Settlement or Fundamental Change Early Settlement and for transfer of Collateral upon occurrence of a Termination Event, Early Settlement or Fundamental Change Early Settlement, where Certificates may be surrendered for registration of transfer or exchange, or for a Collateral Substitution and where notices and demands to or upon the Corporation in respect of the Units and this Agreement may be served.  The Corporation will give prompt written notice to the Purchase Contract Agent of the location, and any change in the location, of such office or agency.  If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Purchase Contract Agent with the address thereof, such presentations, surrenders, notices and demands may be made or served at the foregoing Corporate Trust Office and the Corporation hereby appoints the Purchase Contract Agent as its agent to receive all such presentations, surrenders, notices and demands.  The Corporation initially designates the Corporate Trust Office as such office of the Corporation.

(b)      The Corporation may also from time to time designate one or more other offices or agencies where Certificates may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in the continental United States of America for such purposes.  The Corporation will give prompt written notice to the Purchase Contract Agent of any such designation or rescission and of any change in the location of any such other office or agency.

Section 10.03.      Corporation to Reserve Common Shares.  The Corporation shall at all times prior to the Purchase Contract Settlement Date reserve and keep available, free from preemptive rights, out of its authorized Common Shares the maximum number of Common Shares issuable against payment (including the maximum number of Make-Whole Shares issuable upon a Fundamental Change Early Settlement) in respect of all Purchase Contracts constituting a part of the Units evidenced by Outstanding Certificates.

Section 10.04.      Covenants as to Common Shares; Listing.  (a) The Corporation covenants that all Common Shares which may be issued against tender of payment in respect of any Purchase Contract constituting a part of the Outstanding Units will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable.

(b)      The Corporation further covenants that, if at any time the Common Shares shall be listed on the New York Stock Exchange, the Toronto Stock Exchange or any other national securities exchange or automated quotation system, the Corporation shall, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Shares shall be so listed on each such exchange or automated quotation system, all Common Shares issuable upon settlement of Purchase Contracts.

(c)      The Corporation further covenants that it shall use its commercially reasonable efforts to effect the listing of the Corporate Units on the New York Stock Exchange within 30 days of the date of initial issuance of the Corporate Units.

Section 10.05.      Statements of Officers of the Corporation as to Default.  The Corporation will deliver to the Purchase Contract Agent, within 120 days after the end of each fiscal year of the Corporation ending after the date hereof (which fiscal year ends on December 31, 2021, December 31, 2022 and December 31, 2023), an Officers’ Certificate stating whether or not to the knowledge of the signers thereof the Corporation is in default in the performance and observance of any of the terms, provisions and conditions of this Agreement, the Units or the Purchase Contracts and if the Corporation shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 10.06.      ERISA.  Each Holder, by acceptance of the Units, any Common Shares issuable upon settlement of the Purchase Contract or Notes, will be deemed to have represented and warranted that from and including the date of its acquisition of any such securities through and including the date of the satisfaction of the obligation under the Purchase Contract and/or the disposition of any such securities either (i) no portion of the assets used by such Holder to acquire or hold the Units, Common Shares issuable upon settlement of the Purchase Contract or Notes (or by any Beneficial Owner with a Book-Entry Interest in such Units that is a Plan or that used assets of a Plan to acquire such Book-Entry Interest) constitutes assets of any Plan or (ii) (1) its acquisition, holding and disposition of the Units, Common Shares issuable upon settlement of the Purchase Contract or Notes, as applicable, will not violate ERISA’s fiduciary standards or other requirements under ERISA, the Code or Similar Laws, or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws, and (2) neither the Corporation nor any of its subsidiaries is or will be deemed to be a fiduciary with respect to any Plan.

Section 10.07.      Tax Treatment.

(a) U.S. Income Tax Treatment.  The Corporation, the Purchase Contract Agent and the Collateral Agent covenant and agree and, by acceptance of a Unit or Book-Entry Interest, each Holder and Beneficial Owner will be deemed to have agreed (unless otherwise required by any taxing authority or a change in applicable law after the initial issuance of the applicable Corporate Units) (i) to treat each Beneficial Owner of a Corporate Unit or a Treasury Unit as the owner, separately, of each of the applicable Purchase Contract, the related Note and the applicable interests in the Collateral, including the Notes underlying the Applicable Ownership Interests in Notes, the Applicable Ownership Interests in the Treasury Portfolio or Treasury Security, as the case may be, for U.S. federal, state and local income tax purposes, (ii) to treat the Note as indebtedness for all U.S. federal, state and local income tax purposes and (iii) with respect to Holders (or Beneficial Owners) who purchase Corporate Units upon issuance, to allocate, as of the date hereof, 100% of the purchase price paid for the Corporate Units to its ownership interest in the Notes and 0% to each Purchase Contract, which will establish each Beneficial Owner’s initial tax basis in each Purchase Contract as $0 and each Beneficial Owner’s initial tax basis in the Note as $50.

(b) Canadian Tax Reporting.  The Corporation covenants and agrees, and by acceptance of a Unit or Book-Entry Interest, each Holder and Beneficial Owner who purchase Corporate Units upon issuance will be deemed to have agreed to allocate 100% of the issue price of a Corporate Unit to the Note, and to allocate 0% to the Purchase Contract, and the applicable parties agree to file all Canadian income tax returns and information returns in a manner consistent with the foregoing.

Section 10.08.      Remarketing Agreement.  On or prior to the date that is 20 days prior to the first day of the Final Remarketing Period or, if the Corporation shall have elected to conduct an Optional Remarketing, on or prior to the date that is 20 days prior to the first day of the Optional Remarketing Period, the Corporation shall have entered into, and shall have caused the Purchase Contract Agent and the Remarketing Agent(s) to have entered into, the Remarketing Agreement.

ARTICLE 11

PLEDGE

Section 11.01.      Pledge.  Each Holder, acting through the Purchase Contract Agent as such Holder’s attorney-in-fact, and the Purchase Contract Agent, acting solely as such attorney-in-fact, hereby pledges and grants to the Collateral Agent, as agent of and for the benefit of the Corporation, a continuing first priority perfected security interest in and to, and a lien upon and right of set-off against, all of such Person’s right, title and interest in and to the Collateral, whether now existing or hereafter arising, to secure the prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of the Obligations.  The Collateral Agent shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the UCC, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Collateral Agent by this Agreement or other applicable law.

Section 11.02.       Termination.  As to each Holder, the Pledge created hereby shall terminate upon the payment and performance in full of such Holder’s Obligations, or (if earlier) upon any Termination Event.  Promptly after such termination (as notified to the Collateral Agent by the Corporation), the Collateral Agent shall instruct the Securities Intermediary to Transfer the portion of the Collateral attributable to such Holder to the Purchase Contract Agent for distribution to such Holder in accordance with the terms provided for herein, free and clear of the Pledge created hereby.  As promptly as practicable following the termination of the Pledge with respect to any Collateral pursuant to this Section 11.02 or any other provision of this Agreement, the Corporation shall terminate any UCC financing statements that have been filed that relate to such Collateral, and take any other action that the Purchase Contract Agent or any Holder reasonably requests, to evidence the termination of the Pledge, in each case, at the sole expense of the Corporation.

ARTICLE 12

ADMINISTRATION OF COLLATERAL

Section 12.01.      Initial Deposit of Notes.  (a) Prior to or concurrently with the execution and delivery of this Agreement, the Purchase Contract Agent, on behalf of the initial Holders of the Corporate Units, shall Transfer to the Securities Intermediary, for credit to the Collateral Account, the Applicable Ownership Interests in Notes and the Notes underlying such Applicable Ownership Interests in Notes by delivering such Notes indorsed in blank to the Securities Intermediary.  The Securities Intermediary shall indicate by book-entry that a security entitlement with respect to such Applicable Ownership Interests in Notes (and the Notes underlying such Applicable Ownership Interests in Notes) has been credited to the Collateral Account.

(b)      The Collateral Agent may, at any time or from time to time, in its sole discretion, cause any or all securities or other property underlying any financial assets credited to the Collateral Account to be registered in the name of the Securities Intermediary, the Collateral Agent or their respective nominees.

Section 12.02.      Establishment of Collateral Account.  The Securities Intermediary hereby confirms that:

(a)      the Securities Intermediary has established the Collateral Account;

(b)      the Collateral Account is a “securities account” (within the meaning of Section 8-501(a) of the UCC), and for purposes of the Hague Securities Convention, the Collateral Account shall be deemed to be a “securities account” (within the meaning of Article 1(1)(b) of the Hague Securities Convention);

(c)      subject to the terms of this Agreement, the Securities Intermediary shall identify in its records the Collateral Agent as the entitlement holder entitled to exercise the rights that comprise any financial asset credited to the Collateral Account;

(d)      all property delivered to the Securities Intermediary pursuant to this Agreement, including any Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities and the Permitted Investments, will be credited promptly to the Collateral Account;

(e)      all securities or other property underlying any financial assets credited to the Collateral Account shall be (i) registered in the name of the Purchase Contract Agent and indorsed to the Securities Intermediary or in blank, (ii) registered in the name of the Securities Intermediary or (iii) credited to another securities account maintained in the name of the Securities Intermediary; and

(f)       it is a “securities intermediary” (as defined in Section 8-102(a)(14) of the UCC) and an “intermediary” (as defined in Article 1(c) of the Hague Securities Convention) in respect of the Collateral Account.

In no case will any financial asset credited to the Collateral Account be registered in the name of the Purchase Contract Agent (in its capacity as such) or any Holder or specially indorsed to the Purchase Contract Agent (in its capacity as such) or any Holder, unless such financial asset has been further indorsed to the Securities Intermediary or in blank.

Section 12.03.      Treatment as Financial Assets.  Each item of property (whether investment property, financial asset, security, instrument or cash) credited to the Collateral Account shall be treated as a financial asset.

Section 12.04.      Sole Control by Collateral Agent.  Except as provided in Section 15.01, at all times prior to the termination of the Pledge, the Collateral Agent shall have sole control of the Collateral Account, and the Securities Intermediary shall take instructions and directions, and comply with entitlement orders, with respect to the Collateral Account or any financial asset credited thereto solely from the Collateral Agent.  If at any time the Securities Intermediary shall receive an entitlement order issued by the Collateral Agent and relating to the Collateral Account, the Securities Intermediary shall comply with such entitlement order without further consent by the Purchase Contract Agent or any Holder or any other Person.  Except as otherwise permitted under this Agreement, until termination of the Pledge, the Securities Intermediary will not comply with any entitlement orders issued by the Purchase Contract Agent or any Holder.

Section 12.05.       Jurisdiction.  The Collateral Account, and the rights and obligations of the Securities Intermediary, the Collateral Agent, the Purchase Contract Agent and the Holders with respect thereto, shall be governed by the internal laws of the State of New York.  Regardless of any provision in any other agreement, the Securities Intermediary’s jurisdiction is the State of New York for purposes of the UCC. As permitted by Article 4 of the Hague Securities Convention, the parties hereto agree that the law of the State of New York shall govern each of the issues specified in Article 2(1) of the Hague Securities Convention. In addition, to the extent that any agreements between the Securities Intermediary and any other Person governing the Collateral Account (collectively, the “Account Agreements”) do not provide that the laws of the State of New York shall govern all of the issues specified in Article 2(1) of the Hague Securities Convention, each Account Agreement is hereby amended to provide that the law applicable to all of the issues specified in Article 2(1) of the Hague Securities Convention shall be the laws of the State of New York. The Securities Intermediary represents that each Account Agreement (a) is governed by the laws of the State of New York and (b) if any Account Agreement expressly provides that a law is applicable to all the issues specified in Article 2(1) of the Hague Securities Convention, that law is the laws of the State of New York. At the time of its entry into the governing law provisions of this Agreement, the Securities Intermediary had an office located in the United States that satisfies the requirements of clauses (1) and (2) of Article 4 of the Hague Securities Convention.

Section 12.06.      No Other Claims.  Except for the claims and interest of the Collateral Agent and of the Purchase Contract Agent and the Holders in the Collateral Account, the Securities Intermediary (without having conducted any investigation) does not know of any claim to, or interest in, the Collateral Account or in any financial asset credited thereto.  If the Securities Intermediary receives written notice at its corporate trust office identified on the signature page hereto or if a Responsible Officer has actual knowledge that any Person asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Collateral Account or in any financial asset carried therein, the Securities Intermediary will as soon as practicable notify the Collateral Agent and the Purchase Contract Agent and the Purchase Contract Agent shall notify the Corporation.

Section 12.07.      Investment and Release.  Proceeds of financial assets from time to time credited to the Collateral Account shall be invested and reinvested to the extent provided in this Agreement.  At all times prior to termination of the Pledge, no property shall be released from the Collateral Account except in accordance with this Agreement or upon written instructions of the Collateral Agent.

Section 12.08.      Statements and Confirmations.  The Securities Intermediary will as soon as practicable send copies of all statements, confirmations and other correspondence concerning the Collateral Account and any financial assets credited thereto simultaneously to each of the Purchase Contract Agent and the Collateral Agent at their addresses for notices under this Agreement.

Section 12.09.      [Reserved.]

Section 12.10.      No Other Agreements.  The Securities Intermediary has not entered into, and prior to the termination of the Pledge will not enter into, any agreement with any other Person relating to the Collateral Account or any financial assets credited thereto, including, without limitation, any agreement to comply with entitlement orders of any Person other than the Collateral Agent.

Section 12.11.      Powers Coupled with an Interest.  The rights and powers granted in this Agreement to the Collateral Agent have been granted in order to perfect its security interests in the Collateral Account, are powers coupled with an interest and will be affected neither by the bankruptcy of the Purchase Contract Agent or any Holder nor by the lapse of time.  The obligations of the Securities Intermediary under this Purchase Contract and Pledge Agreement shall continue in effect until the termination of the Pledge.

Section 12.12.      Waiver of Lien; Waiver of Set-off.  The Securities Intermediary waives any security interest, lien or right to make deductions or set-offs that it may now have or hereafter acquire in or with respect to the Collateral Account, any financial asset credited thereto or any security entitlement in respect thereof.  Neither the financial assets credited to the Collateral Account nor the security entitlements in respect thereof will be subject to deduction, set-off, banker’s lien, or any other right in favor of any person other than the Corporation.

ARTICLE 13

RIGHTS AND REMEDIES OF THE COLLATERAL AGENT

Section 13.01.      Rights and Remedies of the Collateral Agent.  (a) In addition to the rights and remedies set forth herein or otherwise available at law or in equity, after a collateral event of default (as specified in Section 13.01(b)) hereunder, the Collateral Agent shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC (whether or not the UCC is in effect in the jurisdiction where the rights and remedies are asserted) and the TRADES Regulations and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted.  Without limiting the generality of the foregoing, such remedies may include, to the extent permitted by applicable law, (1) retention of the Notes underlying Pledged Applicable Ownership Interests in Notes, the Pledged Treasury Securities and/or the Pledged Applicable Ownership Interests in the Treasury Portfolio in full satisfaction of the Holders’ obligations under the Purchase Contracts and the Purchase Contract Agreement and/or (2) sale of the Notes underlying Pledged Applicable Ownership Interests in Notes, the Pledged Treasury Securities or the Pledged Applicable Ownership Interests in the Treasury Portfolio in one or more public or private sales.

(b)         Without limiting any rights or powers otherwise granted by this Agreement to the Collateral Agent or under applicable law, in the event the Collateral Agent is unable to make payments to the Corporation on account of Proceeds of (i) the Notes underlying Pledged Applicable Ownership Interests in Notes (other than any interest payments thereon), (ii) Pledged Applicable Ownership Interests in the Treasury Portfolio, or (iii) the Pledged Treasury Securities as provided in this Agreement in satisfaction of the Obligations of the Holder of the Units of which such Notes underlying Pledged Applicable Ownership Interests in Notes, such Pledged Applicable Ownership Interests in the Treasury Portfolio or such Pledged Treasury Securities are a part under the related Purchase Contracts, the inability to make such payments shall constitute a “collateral event of default” hereunder and the Collateral Agent shall, for the benefit of the Corporation, have and may exercise, with reference to such Notes underlying Pledged Applicable Ownership Interests in Notes, Pledged Treasury Securities or Pledged Applicable Ownership Interests in the Treasury Portfolio, as applicable, any and all of the rights and remedies available to a secured party under the UCC and the TRADES Regulations after default by a debtor, and as otherwise granted herein or under any applicable law.

(c)         Without limiting any rights or powers otherwise granted by this Agreement to the Collateral Agent or under applicable law, the Collateral Agent is hereby irrevocably authorized to receive, collect and apply to the satisfaction of the Obligations all payments with respect to (i) the Notes underlying Pledged Applicable Ownership Interests in Notes (other than any interest payments thereon), (ii) the Pledged Treasury Securities and (iii) the Pledged Applicable Ownership Interests in the Treasury Portfolio, subject, in each case, to the provisions of this Agreement, and as otherwise provided herein.

(d)         The Purchase Contract Agent and each Holder agrees that, from time to time, upon the written request of the Collateral Agent, the Purchase Contract Agent, on behalf of such Holder as the attorney-in-fact of such Holder, shall execute and deliver such further documents and do such other acts and things as the Collateral Agent may reasonably request in order to maintain the Pledge, and the perfection and priority thereof, and to confirm the rights of the Collateral Agent hereunder.  The Purchase Contract Agent shall have no liability to any Holder for executing any documents or taking any such acts requested by the Collateral Agent hereunder, except for liability for its own grossly negligent acts, its own grossly negligent failure to act or its own willful misconduct.

ARTICLE 14

REPRESENTATIONS AND WARRANTIES TO COLLATERAL AGENT;
HOLDER COVENANTS

Section 14.01.      Representations and Warranties.  Each Holder from time to time, acting through the Purchase Contract Agent as attorney-in-fact (it being understood that the Purchase Contract Agent shall not be liable for any representation or warranty made by or on behalf of a Holder), hereby represents and warrants to the Collateral Agent and the Corporation (with respect to such Holder’s interest in the Collateral), which representations and warranties shall be deemed repeated on each day a Holder effects a Transfer of Collateral, that:

(a)         such Holder has the power to grant a security interest in and lien on the Collateral;

(b)         such Holder is the sole beneficial owner of the Collateral and, in the case of Collateral delivered in physical form, is the sole holder of such Collateral and is the sole beneficial owner of, or has the right to Transfer, the Collateral it Transfers to the Collateral Agent for credit to the Collateral Account, free and clear of any security interest, lien, encumbrance, call, liability to pay money or other restriction other than the security interest and lien granted under Article 11;

(c)          upon the Transfer of the Collateral to the Securities Intermediary for credit to the Collateral Account, the Collateral Agent, for the benefit of the Corporation, will have a valid and perfected first priority security interest therein (assuming that any central clearing operation or any securities intermediary or other entity not within the control of the Holder involved in the Transfer of the Collateral, including the Collateral Agent and the Securities Intermediary, gives the notices and takes the action required of it hereunder and under applicable law for perfection of that interest and assuming the establishment and exercise of control pursuant to Article 12); and

(d)          the execution and performance by the Holder of its obligations under this Agreement will not result in the creation of any security interest, lien or other encumbrance on the Collateral (other than the security interest and lien granted under Article 11) or violate any provision of any existing law or regulation applicable to it or of any mortgage, charge, pledge, indenture, contract or undertaking to which it is a party or which is binding on it or any of its assets.

Section 14.02.      Covenants.  The Purchase Contract Agent and the Holders from time to time, acting through the Purchase Contract Agent as their attorney-in-fact (it being understood that the Purchase Contract Agent shall not be liable for any covenant made by or on behalf of a Holder), hereby covenant to the Collateral Agent and the Corporation that for so long as the Collateral remains subject to the Pledge:

(a)          neither the Purchase Contract Agent nor such Holders will create or purport to create or allow to subsist any mortgage, charge, lien, pledge or any other security interest whatsoever over the Collateral or any part of it other than pursuant to this Agreement; and

(b)         neither the Purchase Contract Agent nor such Holders will sell or otherwise dispose (or attempt to dispose) of the Collateral or any part of it except for the beneficial interest therein, subject to the Pledge hereunder, transferred in connection with a Transfer of the Units.

ARTICLE 15

THE COLLATERAL AGENT, THE CUSTODIAL AGENT AND
THE SECURITIES INTERMEDIARY

Section 15.01.      Appointment, Powers and Immunities.  The Corporation hereby appoints BNYM to act on its behalf as the Collateral Agent, the Custodial Agent and the Securities Intermediary hereunder, and the Corporation hereby (i) authorizes each of the Collateral Agent, the Custodial Agent and the Securities Intermediary to take such actions on its behalf and to exercise such powers as are delegated to such the Collateral Agent, the Custodial Agent and the Securities Intermediary by the terms hereof and (ii) authorizes and directs the Collateral Agent to take such actions as from time to time shall be required of the Collateral Agent under the terms of the Supplemental Indenture.  The Collateral Agent, the Custodial Agent and the Securities Intermediary each hereby agrees to act in its respective capacity as such upon the express conditions contained herein.  The Corporation accepts the authorizations, appointments, acknowledgments and other actions taken by the Collateral Agent, the Custodial Agent and the Securities Intermediary in accordance with this Agreement.  The Collateral Agent, the Custodial Agent and the Securities Intermediary shall act solely as agent for the Corporation hereunder (and not as a fiduciary), shall not assume any obligation or relationship of agency or trust for or with any of the Holders, except for the obligations owed by a pledgee of property to the owner of the property under this Agreement and applicable law, and shall have such powers as are specifically vested in the Collateral Agent, the Custodial Agent and the Securities Intermediary, as the case may be, by the terms of this Agreement.  Each Agent’s duties hereunder and under the other documents executed in connection herewith are solely ministerial and administrative in nature.  The Collateral Agent, the Custodial Agent and Securities Intermediary shall:

(a)          have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants or obligations shall be inferred from this Agreement against the Collateral Agent, the Custodial Agent or the Securities Intermediary, nor shall the Collateral Agent, the Custodial Agent or the Securities Intermediary be bound by the provisions of any agreement by any party hereto (to which the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be, is not a party) beyond the specific terms hereof;

(b)          not be responsible for any recitals contained in this Agreement, or in any certificate or other document referred to or provided for in, or received by it under, this Agreement or the Units, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement (other than as against the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be), the Units, any Collateral or any other document referred to or provided for herein or therein or for any failure by the Corporation or any other Person (except the Collateral Agent, the Custodial Agent or Securities Intermediary, as the case may be) to perform any of its obligations hereunder or thereunder or for the perfection, priority or, except as expressly required hereby, maintenance of any security interest created hereunder;

(c)          not be required to initiate or conduct any litigation or collection proceedings hereunder (except pursuant to directions furnished under Section 15.02, subject to Section 15.08);

(d)         not be responsible for any action taken or omitted to be taken by it hereunder or under any other document or instrument referred to or provided for herein or in connection herewith or therewith, except for its own gross negligence or willful misconduct; and

(e)         not be required to advise any party as to selling or retaining, or taking or refraining from taking any action with respect to, any securities or other property deposited hereunder.

Subject to the foregoing, during the term of this Agreement, the Collateral Agent, the Custodial Agent and the Securities Intermediary shall take all reasonable action in connection with the safekeeping and preservation of the Collateral hereunder as determined by industry standards.

No provision of this Agreement shall require the Collateral Agent, the Custodial Agent or the Securities Intermediary to expend or risk its own funds or otherwise incur any liability in the performance of any of its duties hereunder.  In no event shall the Collateral Agent, the Custodial Agent or the Securities Intermediary be liable for any amount in excess of the value of the Collateral.

Section 15.02.      Instructions of the Corporation.  The Corporation shall have the right, by one or more written instruments executed and delivered to the Collateral Agent, to direct the time, method and place of conducting any proceeding for the realization of any right or remedy available to the Collateral Agent, or of exercising any power conferred on the Collateral Agent, or to direct the taking or refraining from taking of any action authorized by this Agreement; provided, however, that (i) such direction shall not conflict with the provisions of any law or of this Agreement or involve the Collateral Agent in personal liability and (ii) the Collateral Agent shall be indemnified and/or provided with security to its satisfaction as provided herein.  Nothing contained in this Section 15.02 shall impair the right of the Collateral Agent in its discretion to take any action or omit to take any action which it deems proper and which is not inconsistent with such direction.  None of the Collateral Agent, the Custodial Agent or the Securities Intermediary has any obligation or responsibility to file UCC financing or continuation statements.

Section 15.03.      Reliance by Collateral Agent, Custodial Agent and Securities Intermediary.  Each of the Securities Intermediary, the Custodial Agent and the Collateral Agent (solely for purposes of this paragraph, the “Agents”) shall be entitled to rely conclusively upon any certification, order, judgment, opinion, notice or other written communication (including, without limitation, any thereof by e-mail or similar electronic means, telecopy or facsimile) believed by it in good faith to be genuine and to have been signed or sent by or on behalf of the proper Person or Persons (without being required to determine the correctness of any fact stated therein) and consult with and conclusively rely upon advice, opinions and statements of legal counsel and other experts selected by the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be.  As to any discretionary action or matters not expressly provided for by this Agreement, each Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions given by the Corporation or the Holders, as the case may be, or by another Agent, as the case may, be in accordance with the terms of this Agreement; provided, however, it is understood that in all cases the Agent shall be fully justified in failing or refusing to take any such action under this Agreement if it shall not have received such direction from the Corporation or the Holders (acting in accordance with this Agreement) or from another Agent (acting in accordance with this Agreement), as such Agent deems appropriate.  This provision is intended solely for the benefit of the Agents and their successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.

Section 15.04.      Certain Rights.  (a) Whenever in the administration of the provisions of this Agreement the Collateral Agent, the Custodial Agent or the Securities Intermediary shall deem it necessary or desirable that a matter be proved or established prior to taking, or omitting to take, or suffering any action hereunder, or suffering to exist any state of events, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of bad faith on the part of the Collateral Agent, the Custodial Agent or the Securities Intermediary, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Collateral Agent, the Custodial Agent or the Securities Intermediary and such certificate, in the absence of bad faith on the part of the Collateral Agent, the Custodial Agent or the Securities Intermediary, shall be full warrant to the Collateral Agent, the Custodial Agent or the Securities Intermediary for any action taken, suffered or omitted by it under the provisions of this Agreement in reliance thereon.

(b)         The Collateral Agent, the Custodial Agent or the Securities Intermediary shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, entitlement order, approval or other paper or document that it reasonably believes to be genuine.

(c)          The authorizations, rights, privileges, protections and benefits given to each of the Collateral Agent, the Custodial Agent or the Securities Intermediary are extended to, and shall be enforceable by, each such Collateral Agent, the Custodial Agent or the Securities Intermediary, under any document to which it is a party.  In the event any claim of inconsistency between this Agreement and the terms of any other document arises with respect to the duties, liabilities and rights of the Collateral Agent, the Custodial Agent or the Securities Intermediary, the terms of this Agreement shall control.

Section 15.05.      Merger, Conversion, Amalgamation, Arrangement, Consolidation or Succession to Business.  Any Person or national association into which the Collateral Agent, the Custodial Agent or the Securities Intermediary may be merged, amalgamated or converted or with which it may be consolidated or arranged, or any Person or national association resulting from any merger, conversion, amalgamation, arrangement or consolidation to which the Collateral Agent, the Custodial Agent or the Securities Intermediary shall be a party, or any Person or national association succeeding to all or substantially all of the corporate trust business of the Collateral Agent (including the administration of this Agreement), the Custodial Agent or the Securities Intermediary shall be the successor of the Collateral Agent, the Custodial Agent or the Securities Intermediary hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

Section 15.06.      Rights in Other Capacities.  The Collateral Agent, the Custodial Agent and the Securities Intermediary and their affiliates may (without having to account therefor to the Corporation) accept deposits from, lend money to, make their investments in and generally engage in any kind of banking, trust or other business with the Purchase Contract Agent, any other Person interested herein and any Holder (and any of their respective subsidiaries or affiliates) as if it were not acting as the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be, and the Collateral Agent, the Custodial Agent, the Securities Intermediary and their affiliates may accept fees and other consideration from the Purchase Contract Agent and any Holder without having to account for the same to the Corporation; provided that each of the Collateral Agent, the Custodial Agent and the Securities Intermediary covenants and agrees with the Corporation that it shall not accept, receive or permit there to be created in favor of itself and shall take no affirmative action to permit there to be created in favor of any other Person, any security interest, lien or other encumbrance of any kind in or upon the Collateral other than the lien created by the Pledge.

Section 15.07.      Non-reliance on the Collateral Agent, Custodial Agent and Securities Intermediary.  None of the Collateral Agent, the Custodial Agent and the Securities Intermediary shall be required to keep itself informed as to the performance or observance by the Purchase Contract Agent or any Holder of this Agreement, the Units or any other document referred to or provided for herein or therein or to inspect the properties or books of the Purchase Contract Agent or any Holder.  None of the Collateral Agent, the Custodial Agent or the Securities Intermediary shall have any duty or responsibility to provide the Corporation with any credit or other information concerning the affairs, financial condition or business of the Purchase Contract Agent or any Holder (or any of their respective affiliates) that may come into the possession of the Collateral Agent, the Custodial Agent or the Securities Intermediary or any of their respective affiliates.

Section 15.08.      Compensation and Indemnity.  The Corporation agrees to:

(a)         pay the Collateral Agent, the Custodial Agent and the Securities Intermediary from time to time such compensation as shall be agreed in writing between the Corporation and the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be, for all services rendered by them hereunder;

(b)         indemnify and hold harmless the Collateral Agent, the Custodial Agent, the Securities Intermediary and each of their respective officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and affiliates (collectively, the “Pledge Indemnitees”), from and against any liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever (including reasonable fees and out of pocket expenses of outside counsel) (collectively, “Losses” and individually, a “Loss”) that may be imposed on, incurred by, or asserted against, the Pledge Indemnitees or any of them for following any instructions or other directions upon which any of the Collateral Agent, the Custodial Agent or the Securities Intermediary is entitled to rely pursuant to the terms of this Agreement, provided that the Collateral Agent, the Custodial Agent or the Securities Intermediary has not acted with gross negligence or engaged in willful misconduct (as finally adjudicated by a court of competent jurisdiction) with respect to the specific Loss against which indemnification is sought; and

(c)          in addition to and not in limitation of paragraph (b) of this Section 15.08, indemnify and hold the Pledge Indemnitees and each of them harmless from and against any and all Losses that may be imposed on, incurred by or asserted against, the Pledge Indemnitees or any of them in connection with or arising out of the Collateral Agent’s, the Custodial Agent’s or the Securities Intermediary’s acceptance or performance of its powers and duties under this Agreement, provided the Collateral Agent, the Custodial Agent or the Securities Intermediary has not acted with gross negligence or engaged in willful misconduct (as finally adjudicated by a court of competent jurisdiction) with respect to the specific Loss against which indemnification is sought, including the Pledge Indemnitee’s reasonable out-of-pocket costs and expenses of defending themselves against any claim or liability (whether asserted by the Corporation, any holder of Units, or otherwise) in connection with the exercise or performance of any of the Collateral Agent’s, the Custodial Agent’s or Securities Intermediary’s powers or duties hereunder or thereunder or of enforcing the provisions of this Section 15.08 and Section 15.14.

The provisions of this Section 15.08 and Section 15.14 shall survive the resignation or removal of the Collateral Agent, the Custodial Agent or the Securities Intermediary and the termination of this Agreement.

Section 15.09.      Failure to Act.  In the event that, in the good faith, reasonable belief of the Collateral Agent, the Custodial Agent or the Securities Intermediary, an ambiguity in the provisions of this Agreement arises or any actual dispute between or conflicting claims by or among the parties hereto or any other Person with respect to any funds or property deposited hereunder has been asserted in writing, then at its sole option, each of the Collateral Agent, the Custodial Agent and the Securities Intermediary shall be entitled, after prompt notice to the Corporation and the Purchase Contract Agent, to refuse to comply with any and all claims, demands or instructions with respect to such property or funds so long as such dispute or conflict shall continue, and the Collateral Agent, the Custodial Agent and the Securities Intermediary, as the case may be, shall not be or become liable in any way to any of the parties hereto for its failure or refusal to comply with such conflicting claims, demands or instructions.  In such event, the Collateral Agent, the Custodial Agent and the Securities Intermediary shall be entitled to refuse to act until either:

(a)         such conflicting or adverse claims or demands shall have been finally determined by a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing reasonably satisfactory to the Collateral Agent, the Custodial Agent or the Securities Intermediary; or

(b)          the Collateral Agent, the Custodial Agent or the Securities Intermediary shall have received security or an indemnity and/or security satisfactory to it sufficient to hold it harmless from and against any and all loss, liability or reasonable out-of-pocket expense which it may incur by reason of its acting.

The Collateral Agent, the Custodial Agent and the Securities Intermediary may in addition elect to commence an interpleader action or seek other judicial relief or orders as the Collateral Agent, the Custodial Agent or the Securities Intermediary may deem necessary.  Notwithstanding anything contained herein to the contrary, none of the Collateral Agent, the Custodial Agent or the Securities Intermediary shall be required to take any action that is in its opinion contrary to law or to the terms of this Agreement, or which would in its opinion subject it or any of its officers, employees or directors to personal liability.

Section 15.10.      Resignation of Collateral Agent, the Custodial Agent and the Securities Intermediary.  Subject to the appointment and acceptance of a successor Collateral Agent, Custodial Agent or Securities Intermediary as provided below:

(i)       the Collateral Agent, the Custodial Agent or the Securities Intermediary may resign at any time by giving notice thereof to the Corporation and the Purchase Contract Agent as attorney-in-fact for the Holders;

(ii)      the Collateral Agent, the Custodial Agent or the Securities Intermediary may be removed at any time by the Corporation; and

(iii)     if the Collateral Agent, the Custodial Agent or the Securities Intermediary fails to perform any of its material obligations hereunder in any material respect for a period of not less than 20 days after receiving written notice of such failure by the Purchase Contract Agent and such failure shall be continuing, the Collateral Agent, the Custodial Agent and the Securities Intermediary may be removed by the Purchase Contract Agent, acting at the direction of Holders of a majority of the Units.

The Purchase Contract Agent shall promptly notify the Corporation upon the transmission of notice as contemplated by clause (iii) of Section 15.10 and any removal of the Collateral Agent, the Custodial Agent or the Securities Intermediary pursuant to clause (iii) of this Section 15.10.  Upon any such resignation or removal under this Section 15.10, the Corporation shall have the right to appoint a successor Collateral Agent, Custodial Agent or Securities Intermediary, as the case may be, which shall not be an Affiliate of the Purchase Contract Agent.  If no successor Collateral Agent, Custodial Agent or Securities Intermediary shall have been so appointed and shall have accepted such appointment within 45 days after the retiring Collateral Agent’s, Custodial Agent’s or Securities Intermediary’s giving of notice of resignation or the Corporation’s or the Purchase Contract Agent’s giving notice of such removal, then the retiring or removed Collateral Agent, Custodial Agent or Securities Intermediary may petition any court of competent jurisdiction, at the expense of the Corporation, for the appointment of a successor Collateral Agent, Custodial Agent or Securities Intermediary.  The Collateral Agent, the Custodial Agent and the Securities Intermediary shall each be a bank or a national banking association (which has an office or agency in the continental United States of America) with a combined capital and surplus of at least $50,000,000.  Upon the acceptance of any appointment as Collateral Agent, Custodial Agent or Securities Intermediary hereunder by a successor Collateral Agent, Custodial Agent or Securities Intermediary, as the case may be, such successor Collateral Agent, Custodial Agent or Securities Intermediary, as the case may be, shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent, Custodial Agent or Securities Intermediary, as the case may be, and the retiring Collateral Agent, Custodial Agent or Securities Intermediary, as the case may be, shall take all appropriate action, subject to payment of any amounts then due and payable to it hereunder, to transfer any money and property held by it hereunder (including the Collateral) to such successor.  The retiring Collateral Agent, Custodial Agent or Securities Intermediary shall, upon such succession, be discharged from its duties and obligations as Collateral Agent, Custodial Agent or Securities Intermediary hereunder.  After any retiring Collateral Agent’s, Custodial Agent’s or Securities Intermediary’s resignation hereunder as Collateral Agent, Custodial Agent or Securities Intermediary, the provisions of this Article 15 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Collateral Agent, the Custodial Agent or the Securities Intermediary.  Any resignation or removal of the Collateral Agent, the Custodial Agent or the Securities Intermediary hereunder, at a time when such Person is also acting as the Collateral Agent, the Custodial Agent or the Securities Intermediary, as the case may be, shall be deemed for all purposes of this Agreement as the simultaneous resignation or removal of the Collateral Agent, the Securities Intermediary or the Custodial Agent, as the case may be.

Section 15.11.       Right to Appoint Agent or Advisor.  The Collateral Agent shall have the right to appoint agents or advisors in connection with any of its duties hereunder, and the Collateral Agent shall not be liable for any action taken or omitted by, or in reliance upon the advice of, such agents or advisors selected in good faith and with due care.  The appointment of agents pursuant to this Section 15.11 shall be subject to prior written consent of the Corporation, which consent shall not be unreasonably withheld.

Section 15.12.      Survival.  The provisions of this Article 15 shall survive termination of this Agreement and the resignation or removal of the Collateral Agent, the Custodial Agent or the Securities Intermediary.

Section 15.13.      Exculpation.  Anything contained in this Agreement to the contrary notwithstanding, in no event shall the Collateral Agent, the Custodial Agent or the Securities Intermediary or their officers, directors, employees or agents be liable under this Agreement for indirect, special, punitive, or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, whether or not the likelihood of such loss or damage was known to the Collateral Agent, the Custodial Agent or the Securities Intermediary, or any of them and regardless of the form of action.

Section 15.14.      Expenses, Etc.  The Corporation agrees to reimburse the Collateral Agent, the Custodial Agent and the Securities Intermediary for:

(a)         all reasonable costs, fees and out-of-pocket expenses of the Collateral Agent, the Custodial Agent and the Securities Intermediary (including, without limitation, the reasonable fees and expenses of counsel to the Collateral Agent, the Custodial Agent and the Securities Intermediary), in connection with (i) the negotiation, preparation, execution and delivery or performance of this Agreement (excluding taxes that are based on or measured by income in whole or in part (including franchise taxes)) and (ii) any modification, supplement or waiver of any of the terms of this Agreement;

(b)         all reasonable costs, fees and out-of-pocket expenses of the Collateral Agent, the Custodial Agent and the Securities Intermediary (including, without limitation, reasonable fees and expenses of counsel) in connection with (i) any enforcement or proceedings resulting or incurred in connection with causing any Holder to satisfy its obligations under the Purchase Contracts forming a part of the Units and (ii) the enforcement of this Section 15.14;

(c)          all transfer, stamp, documentary or other similar taxes, assessments or charges levied by any governmental or revenue authority in respect of this Agreement and all costs, expenses, taxes, assessments and other charges incurred in connection with any filing, registration, recording or perfection of any security interest contemplated hereby;

(d)          all reasonable fees and out-of-pocket expenses of any agent or advisor appointed by the Collateral Agent and consented to by the Corporation under Section 15.11; and

(e)         any other out-of-pocket costs and expenses (excluding taxes) reasonably incurred by the Collateral Agent, the Custodial Agent and the Securities Intermediary in connection with the performance of their duties hereunder.

Section 15.15.      Force Majeure.  In no event shall any of the Collateral Agent, Custodial Agent and Securities Intermediary be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused by circumstances beyond its control, including, without limitation, acts of God; earthquake; fires; floods; wars; civil or military disturbances; terrorist acts; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; acts of civil or military authority or governmental actions; or other unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility, in each case, which delay, restrict or prohibit the providing of services contemplated by this Agreement; it being understood that the Collateral Agent, Custodial Agent and Securities Intermediary shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under such circumstances.

ARTICLE 16

MISCELLANEOUS

Section 16.01.      Security Interest Absolute.  All rights of the Collateral Agent and security interests hereunder, and all obligations of the Holders from time to time hereunder pursuant to the Pledge, shall be absolute and unconditional irrespective of:

(a)          any lack of validity or enforceability of any provision of the Purchase Contracts or the Units or any other agreement or instrument relating thereto;

(b)         any change in the time, manner or place of payment of, or any other term of, or any increase in the amount of, all or any of the Obligations of Holders of the Units under the related Purchase Contracts, or any other amendment or waiver of any term of, or any consent to any departure from any requirement of, the Purchase Contract Agreement or any Purchase Contract or any other agreement or instrument relating thereto; or

(c)          any other circumstance which might otherwise constitute a defense available to, or discharge of, a borrower, a guarantor or a pledgor.

Section 16.02.      Notice of Termination Event.  Upon the occurrence of a Termination Event, the Corporation shall deliver written notice to the Purchase Contract Agent, the Collateral Agent and the Securities Intermediary within a reasonable amount of time and to the extent permitted by law.

Section 16.03.      PATRIOT ACT.  The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account.  The parties to this Agreement agree that they will provide to the Agent such information as it may request, from time to time, in order for the Agent to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

The duties and obligations of the Agent shall be determined solely by the express terms of this Agreement, and no duties, obligations or responsibilities shall be implied into this Agreement against the Agent.

Section 16.04.      Instructions to BNYM.  Upon BNYM’s receipt of any initial direction, notice or instruction hereunder, any further instruction, notice or direction that BNYM is required to make to BNYM in its other capacities under the terms of this Agreement shall be deemed by the Corporation as being made by BNYM in such other capacities without any further action by BNYM in such other capacities.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Algonquin Power & Utilities Corp.		The Bank of New York Mellon Trust Company, N.A.,

By:	/s/ Arun Banskota	as Purchase Contract Agent, Collateral Agent, Custodial Agent, Securities Intermediary and as attorney-in-fact of the Holders from time to time of the Units
Name:	Arun Banskota
Title:	President & Chief Executive Officer

By:	/s/ Arthur Kacprzak	By:	/s/ Lawrence M. Kusch
Name:	Arthur Kacprzak	Name:	Lawrence M. Kusch
Title:	Chief Financial Officer	Title:	Vice President

Address for Notices:		Address for Notices:
Algonquin Power & Utilities Corp.		The Bank of New York Mellon Trust Company, N.A.
354 Davis Road		4655 Salisbury Road, Suite 300
Oakville, Ontario L6J 2X1		Jacksonville, Florida 32256
Attn: Ms. Jennifer Tindale		Attention: Corporate Trust Administration
with a copy (which shall not constitute notice) to: notices@APUCorp.com

[PURCHASE CONTRACT AND PLEDGE AGREEMENT]

EXHIBIT A
(FORM OF FACE OF CORPORATE UNITS CERTIFICATE)

[For inclusion in Global Certificate only — THIS CERTIFICATE IS A GLOBAL CERTIFICATE WITHIN THE MEANING OF THE PURCHASE CONTRACT AND PLEDGE AGREEMENT HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF CEDE & CO., AS THE NOMINEE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (THE “DEPOSITORY”), THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY.  THIS CERTIFICATE IS EXCHANGEABLE FOR CERTIFICATES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE PURCHASE CONTRACT AND PLEDGE AGREEMENT AND NO TRANSFER OF THIS CERTIFICATE (OTHER THAN A TRANSFER OF THIS CERTIFICATE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

No.	CUSIP No. 015857 873
Number of Corporate Units:	ISIN No. US0158578734
ALGONQUIN POWER & UTILITIES CORP.
Corporate Units

This Corporate Units Certificate certifies that Cede & Co. is the registered Holder of the number of Corporate Units set forth above [For inclusion in Global Certificates only — or such other number of Corporate Units reflected in the Schedule of Increases or Decreases in Global Certificate attached hereto, which number, taken together with the number of all other Outstanding Corporate Units and the number of all Outstanding Treasury Units, shall not exceed 20,000,000 Units (as increased by the number of Units, if any, with respect to which the underwriters in the Units offering exercise their over-allotment option).  Each Corporate Unit consists of (i) the rights and obligations of the Holder under one Purchase Contract with the Corporation pursuant to which (A) the Holder will agree to purchase from the Corporation, and the Corporation will agree to sell to the Holder, on the Purchase Contract Settlement Date (unless a Termination Event, an Early Settlement or a Fundamental Change Early Settlement has occurred), for the Stated Amount in cash, a number of Common Shares equal to the Settlement Rate, subject to anti-dilution adjustments and (B) the Corporation will pay the Holder quarterly Contract Adjustment Payments, subject to the Corporation’s right to defer such Contract Adjustment Payments and (ii) either (A) an Applicable Ownership Interest in Notes, subject to the pledge of the Applicable Ownership Interest in Notes or (B) upon the occurrence of a Successful Optional Remarketing during the Optional Remarketing Period, the Applicable Ownership Interest in the Treasury Portfolio, subject to the pledge of the Applicable Ownership Interest in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio) by such Holder pursuant to the Purchase Contract and Pledge Agreement.

All capitalized terms used herein that are defined in the Purchase Contract and Pledge Agreement (as defined on the reverse hereof) have the meaning set forth therein.

In the event of any inconsistency between the provisions of this Corporate Units Certificate and the provisions of the Purchase Contract and Pledge Agreement, the provisions of the Purchase Contract and Pledge Agreement shall govern and control.

Pursuant to the Purchase Contract and Pledge Agreement, the Applicable Ownership Interest in Notes or the Applicable Ownership Interest in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio), as the case may be, constituting part of each Corporate Unit evidenced hereby have been pledged to the Collateral Agent, for the benefit of the Corporation, to secure the Obligations of the Holder under the Purchase Contract comprising part of such Corporate Unit.

All payments of interest on the Pledged Applicable Ownership Interests in Notes or distributions with respect to the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio), as the case may be, constituting part of the Corporate Units shall be paid on the dates and in the manner set forth in the Purchase Contract and Pledge Agreement.  Interest on the Notes underlying the Applicable Ownership Interests in Notes or distributions on the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio), as the case may be, forming part of the Corporate Units evidenced hereby, which are payable on each Payment Date (or, in the case of distributions on the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio), which is payable on the maturity date thereof), shall, subject to receipt thereof by the Purchase Contract Agent, be paid to the Person in whose name this Corporate Units Certificate (or a Predecessor Corporate Units Certificate) is registered at the close of business on the Record Date for the relevant Payment Date.

Each Purchase Contract evidenced hereby obligates the Holder of this Corporate Units Certificate to purchase, and the Corporation to sell, on the Purchase Contract Settlement Date, at a Purchase Price equal to the Stated Amount, a number of Common Shares, equal to the Settlement Rate, unless on or prior to the Purchase Contract Settlement Date there shall have occurred a Termination Event, an Early Settlement or a Fundamental Change Early Settlement with respect to such Purchase Contract, all as provided in the Purchase Contract and Pledge Agreement.  The Purchase Price for the Common Shares purchased pursuant to each Purchase Contract evidenced hereby, if not paid earlier, shall be paid on the Purchase Contract Settlement Date by application of payment received in the Final Remarketing of the Notes underlying the Pledged Applicable Ownership Interests in Notes equal to the principal amount thereof or the proceeds of the Pledged Applicable Ownership Interests in the Treasury Portfolio, as the case may be, pledged to secure the Holder’s Obligations under such Purchase Contract.

Interest on the Applicable Ownership Interests in Notes and distributions on the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition of Applicable Ownership Interests in the Treasury Portfolio), to the extent payable to the Holder pursuant to the Purchase Contract and Pledge Agreement, if the book entry system for the Units has been terminated, will be payable by check delivered to the address of the Holder as it appears on the Security Register or, if the Holder so requests and designates an account in writing to the Purchase Contract Agent at least five Business Days prior to the relevant Payment Date, by wire transfer to such account.  All payments with respect to Global Certificates will be made by wire transfer of immediately available funds to the Depository.

Each Purchase Contract evidenced hereby obligates each Holder and Beneficial Owner to agree, for U.S. federal, state and local income tax purposes (unless otherwise required by any taxing authority or as required by a change in law occurring after the date of the original issuance of the applicable Corporate Units) (i) to treat each Beneficial Owner of a Corporate Unit as the owner, separately, of each of the applicable Purchase Contract and the applicable interests in the Collateral, including the Notes underlying the Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, (ii) to treat the Notes as indebtedness and (iii) with respect to Holders (or Beneficial Owners) who purchase Corporate Units upon issuance, to allocate, as of the date hereof, 100% of the purchase price for a Corporate Unit to the Applicable Ownership Interests in Notes and 0% to each Purchase Contract, which will establish each Beneficial Owner’s initial tax basis in each Purchase Contract as $0 and each Beneficial Owner’s initial tax basis in each Applicable Ownership Interest in Notes as $50.

By purchase of a Corporate Unit upon issuance the Holder or Beneficial Owner agrees to allocate 100% of the issue price of a Corporate Unit to the Note, and to allocate 0% to the Purchase Contract, and to file all Canadian income tax returns and information returns in a manner consistent with the foregoing.

The Corporation shall pay, on each Contract Adjustment Payment Date, in respect of each Purchase Contract forming part of a Corporate Unit evidenced hereby, an amount (the “Contract Adjustment Payments”) equal to 6.57% per year of the Stated Amount, computed on the basis of a 360-day year consisting of twelve 30-day months.  Such Contract Adjustment Payments shall be payable to the Person in whose name this Corporate Units Certificate is registered at the close of business on the Record Date for such Contract Adjustment Payment Date.  The Corporation may, at its option, defer such Contract Adjustment Payments as described in the Purchase Contract and Pledge Agreement.  The Contract Adjustment Payments are unsecured and will rank subordinate and junior in right of payment to all of the Corporation’s existing and future Priority Indebtedness.

If the book-entry system for the Corporate Units has been terminated, the Contract Adjustment Payments will be payable by check delivered to the address of the Person entitled thereto at such Person’s address as it appears on the Security Register or, if such Person so requests and designates an account in writing to the Purchase Contract Agent at least five Business Days prior to the relevant Payment Date, by wire transfer to such account.

Reference is hereby made to the further provisions set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Purchase Contract Agent by manual, electronic or facsimile signature, this Corporate Units Certificate shall not be entitled to any benefit under the Purchase Contract and Pledge Agreement or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation and the Holder specified above have caused this instrument to be duly executed.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

HOLDER SPECIFIED ABOVE (as to obligations of such Holder under the Purchase Contracts)

By:	THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., not individually but solely as attorney-in-fact of such Holder

By:
Authorized Signatory

CERTIFICATE OF AUTHENTICATION OF
PURCHASE CONTRACT AGENT

This is one of the Corporate Units Certificates referred to in the within mentioned Purchase Contract and Pledge Agreement.

By:	The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent

By:
Authorized Signatory

(REVERSE OF CORPORATE UNITS CERTIFICATE)

Each Purchase Contract evidenced hereby is governed by the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (as may be supplemented from time to time, the “Purchase Contract and Pledge Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the Holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent, and as Securities Intermediary, to which Purchase Contract and Pledge Agreement and supplemental agreements thereto reference is hereby made for a description of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Purchase Contract Agent, the Corporation, and the Holders and of the terms upon which the Corporate Units Certificates are, and are to be, executed and delivered.

Each Purchase Contract evidenced hereby obligates the Holder of this Corporate Units Certificate to purchase, and the Corporation to sell, on the Purchase Contract Settlement Date at a price equal to the Stated Amount, a number of Common Shares equal to the Settlement Rate, unless an Early Settlement, a Fundamental Change Early Settlement or a Termination Event with respect to the Unit of which such Purchase Contract is a part shall have occurred.  The Settlement Rate is subject to adjustment as described in the Purchase Contract and Pledge Agreement.

No fractional Common Shares will be issued upon settlement of any Purchase Contracts, as provided in Section 5.09 of the Purchase Contract and Pledge Agreement.

Each Purchase Contract evidenced hereby that is settled through Early Settlement or Fundamental Change Early Settlement shall obligate the Holder of the related Corporate Units to purchase at the Purchase Price, and the Corporation to sell, a number of Common Shares equal to the Minimum Settlement Rate, in the case of an Early Settlement, or the Settlement Rate plus the applicable number of Make-Whole Shares (determined, in each case, as set forth in the Purchase Contract and Pledge Agreement), in the case of a Fundamental Change Early Settlement.

In accordance with the terms of the Purchase Contract and Pledge Agreement, unless a Termination Event shall have occurred, the Holder of this Corporate Units Certificate shall pay the Purchase Price for the Common Shares purchased pursuant to each Purchase Contract evidenced hereby by effecting a Cash Settlement, an Early Settlement, a Fundamental Change Early Settlement, from the proceeds of the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio), from the proceeds of a Final Remarketing of the Notes underlying the Pledged Applicable Ownership Interests in Notes or from the exercise of a Holder’s Put Right.  Unless a Termination Event has occurred, a Holder of Corporate Units who (1) does not make an effective Cash Settlement in the manner and by the time provided in Section 5.02(b)(ix) or 5.03(a) of the Purchase Contract and Pledge Agreement, (2) does not, in the manner and at the times provided in the Purchase Contract and Pledge Agreement, make an effective Early Settlement and (3) does not, in the manner and at the times provided in the Purchase Contract and Pledge Agreement, make an effective Fundamental Change Early Settlement, shall pay the Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the Common Shares to be delivered under the related Purchase Contract (1) in the case of a Successful Final Remarketing, from the proceeds of the sale of the Notes underlying the Pledged Applicable Ownership Interests in Notes held by the Collateral Agent in the Final Remarketing, (2) in the case of a Successful Optional Remarketing, from the proceeds at maturity of the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio) or (3) in the case of a Failed Remarketing, from the proceeds of the exercise of a Holder’s Put Right, as described below.

As provided in the Purchase Contract and Pledge Agreement, upon the occurrence of a Failed Final Remarketing, as of the Purchase Contract Settlement Date, each Holder of any Pledged Applicable Ownership Interests in Notes, unless such Holder has elected Cash Settlement and delivered cash in accordance with Section 5.02(b)(ix) of the Purchase Contract and Pledge Agreement, shall be deemed to have exercised such Holder’s Put Right with respect to the Notes underlying such Applicable Ownership Interests in Notes and to have elected to apply the Proceeds of the Put Price therefor against such Holder’s obligation to pay the aggregate Purchase Price for the Common Shares to be issued under the related Purchase Contracts in full satisfaction of such Holders’ Obligations under such Purchase Contracts.

The Corporation shall not be obligated to issue any Common Shares in respect of a Purchase Contract or deliver any certificates therefor to the Holder unless it shall have received payment of the aggregate Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the Common Shares to be purchased thereunder in the manner set forth in the Purchase Contract and Pledge Agreement.

The Purchase Contracts and all obligations and rights of the Corporation and the Holders thereunder, including, without limitation, the rights of the Holders to receive and the obligation of the Corporation to pay any Contract Adjustment Payments, shall immediately and automatically terminate, without the necessity of any notice or action by any Holder, the Purchase Contract Agent or the Corporation, if, on or prior to the Purchase Contract Settlement Date, a Termination Event shall have occurred.  Upon the occurrence of a Termination Event, the Corporation shall give written notice to the Purchase Contract Agent, the Collateral Agent, and to the Holders, at their addresses as they appear in the Security Register.  Upon and after the occurrence of a Termination Event, the Collateral Agent shall release the Notes underlying the Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio forming a part of each Corporate Unit, and all other Collateral, from the Pledge.  A Corporate Unit shall thereafter represent the right to receive the Notes underlying the Applicable Ownership Interest in the Notes or the Applicable Ownership Interests in the Treasury Portfolio forming a part of such Corporate Units in accordance with the terms of the Purchase Contract and Pledge Agreement.

Under the terms of the Purchase Contract and Pledge Agreement, the Purchase Contract Agent shall exercise the voting and any other consensual rights pertaining to the Notes underlying the Pledged Applicable Ownership Interests in Notes to the extent instructed in writing by the Holders.  Upon receipt of notice of any meeting at which holders of Notes are entitled to vote or upon any solicitation of consents, waivers or proxies of holders of Notes, the Purchase Contract Agent shall, as soon as practicable thereafter, first class, postage prepaid mail or electronic delivery, in each case, to the Corporate Units Holders the notice required by the Purchase Contract and Pledge Agreement.

Subject to the provisions of the Purchase Contract and Pledge Agreement, upon the occurrence of a Successful Optional Remarketing and receipt in the Collateral Account of the proceeds thereof, the Collateral Agent shall instruct the Securities Intermediary to apply an amount equal to the Treasury Portfolio Purchase Price to purchase the Treasury Portfolio.

Following the occurrence of a Successful Optional Remarketing, the Holders of Corporate Units and the Collateral Agent shall have such security interests, rights and obligations with respect to the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of such term) as the Holder of Corporate Units and the Collateral Agent had in respect of Applicable Ownership Interests in Notes and the underlying Notes, subject to the Pledge thereof as provided in the Purchase Contract and Pledge Agreement and any reference herein to the Notes or Applicable Ownership Interests in Notes shall be deemed to be a reference to the Treasury Portfolio or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be.

The Corporate Units Certificates are issuable only in registered form and only in denominations of a single Corporate Unit and any integral multiple thereof.  The transfer of any Corporate Units Certificate will be registered and Corporate Units Certificates may be exchanged as provided in the Purchase Contract and Pledge Agreement.  A Holder who elects to substitute Treasury Securities with an aggregate principal amount at maturity equal to the aggregate principal amount of Notes underlying the Applicable Ownership Interests in Notes, thereby creating Treasury Units, shall be responsible for any fees or expenses payable in connection therewith.  Except as provided in the Purchase Contract and Pledge Agreement, such Corporate Unit shall not be separable into its constituent parts, and the rights and obligations of the Holder of such Corporate Unit in respect of the Applicable Ownership Interest in Notes, or Applicable Ownership Interest in the Treasury Portfolio, as the case may be, and the Purchase Contract constituting such Corporate Units may be acquired, and may be transferred and exchanged, only as a Corporate Unit.

Subject to, and in compliance with, the terms and conditions set forth in the Purchase Contract and Pledge Agreement, the Holder of Corporate Units may effect a Collateral Substitution.  From and after such Collateral Substitution, each Unit for which Pledged Treasury Securities secure the Holder’s obligation under the Purchase Contract shall be referred to as a “Treasury Unit.”  Subject to certain exceptions in the Purchase Contract and Pledge Agreement, a Holder may make such Collateral Substitution only in integral multiples of 20 Corporate Units for 20 Treasury Units.

Subject to and upon compliance with the provisions of, and certain exceptions described in, the Purchase Contract and Pledge Agreement, at the option of the Holder thereof, Purchase Contracts underlying Units may be settled early by effecting an Early Settlement as provided in the Purchase Contract and Pledge Agreement in integral multiples of 20 Corporate Units, or if Applicable Ownership Interests in the Treasury Portfolio have replaced the Applicable Ownership Interests in Notes as a component of the Corporate Units, in integral multiples of 400,000 Corporate Units.

Upon Early Settlement of Purchase Contracts by a Holder of the related Units, the Notes underlying the Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio underlying such Units shall be released from the Pledge as provided in the Purchase Contract and Pledge Agreement and the Holder shall be entitled to receive a number of Common Shares equal to the Minimum Settlement Rate for each Purchase Contract as to which Early Settlement is effected.

Upon the occurrence of a Fundamental Change, a Holder of Corporate Units may effect Fundamental Change Early Settlement of the Purchase Contracts underlying such Corporate Units pursuant to the terms of the Purchase Contract and Pledge Agreement in integral multiples of 20 Corporate Units, or if the Applicable Ownership Interests in the Treasury Portfolio have replaced the Applicable Ownership Interests in Notes as a component of the Corporate Units, in integral multiples of 400,000 Corporate Units.  Upon Fundamental Change Early Settlement of Purchase Contracts by a Holder of the related Corporate Units, the Notes underlying the Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio underlying such Corporate Units shall be released from the Pledge as provided in the Purchase Contract and Pledge Agreement and the Holder shall be entitled to receive a number of Common Shares or other consideration specified in the Purchase Contract and Pledge Agreement on account of each Purchase Contract that forms a part of a Corporate Unit as to which Fundamental Change Early Settlement is effected equal to the sum of the applicable Settlement Rate and the applicable number of Make-Whole Shares (determined, in each case, as set forth in the Purchase Contract and Pledge Agreement).

Upon registration of transfer of this Corporate Units Certificate, the transferee shall be bound (without the necessity of any other action on the part of such transferee, except as may be required by the Purchase Contract Agent pursuant to the Purchase Contract and Pledge Agreement), under the terms of the Purchase Contract and Pledge Agreement and the Purchase Contracts evidenced hereby and the transferor shall be released from the obligations under the Purchase Contracts evidenced by this Corporate Units Certificate.  The Corporation covenants and agrees, and the Holder, by its acceptance hereof, likewise covenants and agrees, to be bound by the provisions of this paragraph.

The Holder of this Corporate Units Certificate, by its acceptance hereof, irrevocably appoints the Purchase Contract Agent to enter into and perform under the related Purchase Contracts forming part of the Corporate Units evidenced hereby, the Purchase Contract and Pledge Agreement and the Remarketing Agreement to be entered into among the Corporation, the Purchase Contract Agent and the Remarketing Agent(s) identified therein, as the same may be amended, amended and restated, supplemented or otherwise modified or replaced from time to time (the “Remarketing Agreement”), on its behalf and in its name as its attorney-in-fact and the Holder of this Corporate Units Certificate hereby authorizes the Purchase Contract Agent to take such actions on its behalf and to exercise such powers as are delegated to the Purchase Contract Agent by the terms of the Purchase Contract and Pledge Agreement, the Remarketing Agreement, or under any other document or instrument referred to or provided for herein or in connection herewith; agrees to be bound by the terms and provisions of the Corporate Unit evidenced hereby (including, but not limited to, the terms and provisions of the Purchase Contract forming part of such Unit, and the Purchase Contract and Pledge Agreement) for so long as it remains a Holder of such Unit; consents to, and agrees to be bound by, the Pledge of the Applicable Ownership Interests in Notes and the underlying Notes or the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio), as the case may be, underlying this Corporate Units Certificate pursuant to the Purchase Contract and Pledge Agreement; and, to the extent applicable in any Insolvency Proceeding involving the Corporation, expressly withholds any consent to the assumption under Section 365 of the Bankruptcy Code or otherwise of the Purchase Contract forming part of the Corporate Unit evidenced hereby by the Corporation or its trustee, receiver, liquidator or any person or entity performing similar functions in the event that the Corporation becomes a debtor under the Bankruptcy Code or subject to other similar provincial, state or Federal law providing for reorganization or liquidation.  The Holder further covenants and agrees that, to the extent and in the manner provided in the Purchase Contract and Pledge Agreement, any payments with respect to the Notes underlying the Pledged Applicable Ownership Interests in Notes (other than interest payments thereon) or the Proceeds of the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (i) of the definition of Applicable Ownership Interest in the Treasury Portfolio), as the case may be, on the Purchase Contract Settlement Date in an amount equal to the aggregate Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the related Purchase Contracts shall be paid by the Collateral Agent to the Corporation in satisfaction of such Holder’s Obligations under the related Purchase Contracts.  The Holder of this Corporate Units Certificate hereby accepts the authorizations, appointments, acknowledgments and other actions taken by the Purchase Contract Agent in accordance with the Purchase Contract and Pledge Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for or in connection with the Purchase Contract and Pledge Agreement.  Upon BNYM’s receipt of any initial direction, notice or instruction hereunder, any further instruction, notice or direction that BNYM is required to make to BNYM in its other capacities under the terms of this Agreement shall be deemed by the Holder of this Corporate Units Certificate as being made by BNYM in such other capacities without any further action by BNYM in such other capacities.

Subject to certain exceptions, the provisions of the Purchase Contract and Pledge Agreement may be amended with the consent of the Holders of not less than a majority of the Outstanding Units.

The Corporate Units and Purchase Contracts shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

The Purchase Contracts shall not, prior to the settlement thereof, entitle the Holder to any of the rights of a holder of Common Shares.

Prior to due presentment of this Certificate for registration of transfer, the Corporation and the Purchase Contract Agent, and any agent of the Corporation or the Purchase Contract Agent, may treat the Person in whose name this Corporate Units Certificate is registered as the owner of the Corporate Units evidenced hereby for the purpose of (subject to the applicable record date) any payment or distribution with respect to the Notes underlying the Applicable Ownership Interests in Notes, the Applicable Ownership Interests in the Treasury Portfolio (as specified in clause (ii) of the definition thereof) or payment of Contract Adjustment Payments and performance of the Purchase Contracts and for all other purposes whatsoever in connection with the Corporate Units, whether or not such payment, distribution, or performance shall be overdue and notwithstanding any notice to the contrary, and neither the Corporation or the Purchase Contract Agent, nor any agent of the Corporation or the Purchase Contract Agent, shall be affected by notice to the contrary.  A copy of the Purchase Contract and Pledge Agreement is available for inspection at the offices of the Purchase Contract Agent.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM:	as tenants in common
UNIF GIFT MIN ACT:		Custodian
	(cust)		(minor)

Under Uniform Gifts to Minors Act of

TENANT:	as tenants by the entireties

JT TEN:	as joint tenants with right of survivorship and not as tenants in common
Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
(Please insert Social Security or Taxpayer I.D. or other Identifying Number of Assignee)

(Please Print or Type Name and Address Including Postal Zip Code of Assignee)

the within Corporate Units Certificates and all rights thereunder, hereby irrevocably constituting and appointing                           attorney, to transfer said Corporate Units Certificates on the books of ALGONQUIN POWER & UTILITIES CORP., with full power of substitution in the premises.

Dated:	Signature:

NOTICE:  The signature to this assignment must correspond with the name as it appears upon the face of the within Corporate Units Certificates in every particular, without alteration or enlargement or any change whatsoever.

Medallion Signature Guarantee:

SETTLEMENT INSTRUCTIONS

The undersigned Holder directs the Purchase Contract Agent that a certificate (including in book-entry if requested by the Holder) for Common Shares deliverable upon settlement on or after the Purchase Contract Settlement Date of the Purchase Contracts underlying the number of Corporate Units evidenced by this Corporate Units Certificate be registered in the name of, and delivered, together with a check in payment for any fractional share, to the undersigned at the address indicated below (or to the securities account designated in writing by the Holder) unless a different name and address have been indicated below.  If shares are to be registered in the name of, or beneficial interests therein are to be transferred to, a Person other than the undersigned (or the Beneficial Owner of this Certificate), the undersigned (or the Beneficial Owner of this Certificate) will pay any transfer tax payable incident thereto.

(if assigned to another person)

Dated:	HOLDER

If shares are to be registered in the name of and
delivered to a Person other than the Holder, please

(i) print such Person’s name and address and	Please print name and address of registered Holder:
(ii) provide a guarantee of your signature:

Name:	Name:
Address:	Address:

Social Security or other Taxpayer Identification Number, if any

Signature:
Medallion Signature Guarantee:

ELECTION TO SETTLE EARLY/FUNDAMENTAL CHANGE EARLY SETTLEMENT

The undersigned Holder of this Corporate Units Certificate hereby irrevocably exercises the option to effect [Early Settlement] [Fundamental Change Early Settlement] in accordance with the terms of the Purchase Contract and Pledge Agreement with respect to the Purchase Contracts underlying the number of Corporate Units evidenced by this Corporate Units Certificate specified below.  The option to effect [Early Settlement] [Fundamental Change Early Settlement] may be exercised only with respect to Purchase Contracts underlying Corporate Units in multiples of 20 Corporate Units or an integral multiple thereof; provided that if Applicable Ownership Interests in the Treasury Portfolio have replaced Applicable Ownership Interests in the Notes as a component of the Corporate Units, Corporate Units Holders may only effect [Early Settlement] [Fundamental Change Early Settlement] in multiples of 400,000 Corporate Units.  The undersigned Holder directs the Purchase Contract Agent that a certificate for shares (including in book-entry if requested by the Holder) of Common Shares or other securities deliverable upon such [Early Settlement] [Fundamental Change Early Settlement] be registered in the name of, and delivered, together with a check in payment for any fractional share and (if applicable) any accrued and unpaid Contract Adjustment Payments (including deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon) payable upon such [Early Settlement] [Fundamental Change Early Settlement] and any Corporate Units Certificate representing any Corporate Units evidenced hereby as to which [Early Settlement] [Fundamental Change Early Settlement] of the related Purchase Contracts is not effected, to the undersigned at the address indicated below (or to the securities account designated in writing by the Holder) unless a different name and address have been indicated below.  Notes underlying Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, and any other Collateral deliverable upon such [Early Settlement] [Fundamental Change Early Settlement] will be transferred in accordance with the transfer instructions set forth below.  If shares are to be registered in the name of a Person other than the undersigned, the undersigned will pay any transfer tax payable incident thereto.

Dated:	Signature:
Signature Guarantee:
Number of Corporate Units evidenced hereby as to which [Early Settlement] [Fundamental Change Early Settlement] of the related Purchase Contracts is being elected:

If shares are to be registered in the name of and delivered to a Person other than the Holder, please (i) print such Person’s name and address and (ii) provide a guarantee of your signature:	REGISTERED HOLDER Please print name and address of registered Holder:

Name:	Name:

Address:	Address:

Social Security or other Taxpayer Identification Number, if any

Signature:
Signature Guarantee:

Transfer Instructions for Notes underlying Pledged Applicable Ownership Interests in Notes or the Applicable Ownership Interests in the Treasury Portfolio, as the case may be, transferable upon [Early Settlement] [Fundamental Change Early Settlement]:

[TO BE ATTACHED TO GLOBAL CERTIFICATES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL CERTIFICATE

The initial number of Corporate Units evidenced by this Global Certificate is [         ].  The following increases or decreases in this Global Certificate have been made:

Date	Amount of increase in number of Corporate Units evidenced by the Global Certificate	Amount of decrease in number of Corporate Units evidenced by the Global Certificate	Number of Corporate Units evidenced by this Global Certificate following such decrease or increase	Signature of authorized signatory of Collateral Agent

EXHIBIT B
(FORM OF FACE OF TREASURY UNITS CERTIFICATE)

[For inclusion in Global Certificate only — THIS CERTIFICATE IS A GLOBAL CERTIFICATE WITHIN THE MEANING OF THE PURCHASE CONTRACT AND PLEDGE AGREEMENT HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF CEDE & CO., AS THE NOMINEE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (THE “DEPOSITORY”), THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY.  THIS CERTIFICATE IS EXCHANGEABLE FOR CERTIFICATES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE PURCHASE CONTRACT AND PLEDGE AGREEMENT AND NO TRANSFER OF THIS CERTIFICATE (OTHER THAN A TRANSFER OF THIS CERTIFICATE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN LIMITED CIRCUMSTANCES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

No.	CUSIP No. 015857 865
Number of Treasury Units:	ISIN No. US0158578650

ALGONQUIN POWER & UTILITIES CORP.

Treasury Units

This Treasury Units Certificate certifies that Cede & Co. is the registered Holder of the number of Treasury Units set forth above [For inclusion in Global Certificates only — or such other number of Treasury Units reflected in the Schedule of Increases or Decreases in Global Certificate attached hereto, which number, taken together with the number of all other Outstanding Treasury Units and the number of all Outstanding Corporate Units, shall not exceed 20,000,000 Units (as increased by the number of Units, if any, with respect to which the underwriters in the Units offering exercise their over-allotment option).  Each Treasury Unit consists of (i) a 1/20 or 5% undivided beneficial ownership interest in a Treasury Security having a principal amount at maturity equal to $1,000, subject to the Pledge of such Treasury Security by such Holder pursuant to the Purchase Contract and Pledge Agreement, and (ii) the rights and obligations of the Holder under one Purchase Contract with the Corporation pursuant to which (A) the Holder will agree to purchase from the Corporation, and the Corporation will agree to sell to the Holder, on the Purchase Contract Settlement Date (unless a Termination Event, an Early Settlement or a Fundamental Change Early Settlement has occurred), for the Stated Amount in cash, a number of Common Shares equal to the Settlement Rate, subject to anti-dilution adjustments and (B) the Corporation will pay the Holder quarterly Contract Adjustment Payments, subject to the Corporation’s right to defer such Contract Adjustment Payments.

All capitalized terms used herein that are defined in the Purchase Contract and Pledge Agreement (as defined on the reverse hereof) have the meaning set forth therein.

In the event of any inconsistency between the provisions of this Treasury Units Certificate and the provisions of the Purchase Contract and Pledge Agreement, the provisions of the Purchase Contract and Pledge Agreement shall govern and control.

Pursuant to the Purchase Contract and Pledge Agreement, the Treasury Securities underlying each Treasury Unit evidenced hereby have been pledged to the Collateral Agent, for the benefit of the Corporation, to secure the Obligations of the Holder under the Purchase Contract comprising part of such Treasury Unit.

Each Purchase Contract evidenced hereby obligates the Holder of this Treasury Units Certificate to purchase, and the Corporation to sell, on the Purchase Contract Settlement Date, at a Purchase Price equal to the Stated Amount, a number of Common Shares equal to the Settlement Rate, unless on or prior to the Purchase Contract Settlement Date there shall have occurred a Termination Event, an Early Settlement or a Fundamental Change Early Settlement with respect to such Purchase Contract, all as provided in the Purchase Contract and Pledge Agreement.  The Purchase Price for the Common Shares purchased pursuant to each Purchase Contract evidenced hereby, if not paid earlier, shall be paid on the Purchase Contract Settlement Date by application of the proceeds from the Treasury Securities at maturity pledged to secure the Holder’s Obligations under such Purchase Contract.

Each Purchase Contract evidenced hereby obligates each Holder and Beneficial Owner to agree, for U.S. federal, state and local income tax purposes (unless otherwise required by any taxing authority or as required by a change in law occurring after the date of the original issuance of the applicable Corporate Units), to treat each Beneficial Owner of a Treasury Unit as the owner, separately of each of the applicable Purchase Contract and the applicable interests in the Treasury Securities.

By purchase of a Corporate Unit upon issuance the Holder or Beneficial Owner agrees to allocate 100% of the issue price of a Corporate Unit to the Note, and to allocate 0% to the Purchase Contract, and to file all Canadian income tax returns and information returns in a manner consistent with the foregoing.

The Corporation shall pay, on each Contract Adjustment Payment Date, in respect of each Purchase Contract forming part of a Treasury Unit evidenced hereby, an amount (the “Contract Adjustment Payments”) equal to 6.57% per year of the Stated Amount, computed on the basis of a 360-day year consisting of twelve 30-day months.  Such Contract Adjustment Payments shall be payable to the Person in whose name this Treasury Units Certificate is registered at the close of business on the Record Date for such Contract Adjustment Payment Date.  The Corporation may, at its option, defer such Contract Adjustment Payments, as described in the Purchase Contract and Pledge Agreement.  The Contract Adjustment Payments are unsecured and will rank subordinate and junior in right of payment to all of the Corporation’s existing and future Priority Indebtedness.

If the book-entry system for the Treasury Units has been terminated, the Contract Adjustment Payments will be payable by check delivered to the address of the Person entitled thereto at such Person’s address as it appears on the Security Register or, if such Person so requests and designates an account in writing to the Purchase Contract Agent at least five Business Days prior to the relevant Payment Date, by wire transfer to such account.

Reference is hereby made to the further provisions set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Purchase Contract Agent by manual, electronic or facsimile signature, this Treasury Units Certificate shall not be entitled to any benefit under the Purchase Contract and Pledge Agreement or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation and the Holder specified above have caused this instrument to be duly executed.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

HOLDER SPECIFIED ABOVE (as to obligations of such Holder under the Purchase Contracts)

By:	THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., not individually but solely as attorney-in-fact of such Holder

By:
Authorized Signatory

CERTIFICATE OF AUTHENTICATION OF
PURCHASE CONTRACT AGENT

This is one of the Treasury Units Certificates referred to in the within mentioned Purchase Contract and Pledge Agreement.

By:	The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent

By:
Authorized Signatory

(REVERSE OF TREASURY UNITS CERTIFICATE)

Each Purchase Contract evidenced hereby is governed by a Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (as may be supplemented from time to time, the “Purchase Contract and Pledge Agreement”) among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the Holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary, to which Purchase Contract and Pledge Agreement and supplemental agreements thereto reference is hereby made for a description of the respective rights, limitations of rights, obligations, duties and immunities thereunder of the Purchase Contract Agent, the Corporation and the Holders and of the terms upon which the Treasury Units Certificates are, and are to be, executed and delivered.

Each Purchase Contract evidenced hereby obligates the Holder of this Treasury Units Certificate to purchase, and the Corporation to sell, on the Purchase Contract Settlement Date at a price equal to the Stated Amount, a number of Common Shares equal to the Settlement Rate, unless an Early Settlement, a Fundamental Change Early Settlement or a Termination Event with respect to the Unit of which such Purchase Contract is a part shall have occurred.  The Settlement Rate is subject to adjustment as described in the Purchase Contract and Pledge Agreement.

No fractional Common Shares will be issued upon settlement of any Purchase Contracts, as provided in Section 5.09 of the Purchase Contract and Pledge Agreement.

Each Purchase Contract evidenced hereby that is settled through Early Settlement or Fundamental Change Early Settlement shall obligate the Holder of the related Treasury Units to purchase at the Purchase Price, and the Corporation to sell, a number of Common Shares equal to the Minimum Settlement Rate, in the case of an Early Settlement, or the Settlement Rate plus the applicable number of Make-Whole Shares (determined, in each case, as set forth in the Purchase Contract and Pledge Agreement), in the case of a Fundamental Change Early Settlement.

In accordance with the terms of the Purchase Contract and Pledge Agreement, the Holder of this Treasury Units Certificate shall pay the Purchase Price for the Common Shares purchased pursuant to each Purchase Contract evidenced hereby either by effecting an Early Settlement or, if applicable, a Fundamental Change Early Settlement of each such Purchase Contract or by applying the proceeds of the Pledged Treasury Securities underlying such Holder’s Treasury Unit equal to the Purchase Price for such Purchase Contract to the purchase of the Common Shares.  A Holder of Treasury Units who does not, in the manner and at the times provided in the Purchase Contract and Pledge Agreement, make an effective Early Settlement or Fundamental Change Early Settlement, shall pay the Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the Common Shares to be issued under the related Purchase Contract from the proceeds of the Pledged Treasury Securities.

The Corporation shall not be obligated to issue any Common Shares in respect of a Purchase Contract or deliver any certificates therefor to the Holder unless it shall have received payment of the aggregate Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the Common Shares to be purchased thereunder in the manner set forth in the Purchase Contract and Pledge Agreement.

The Purchase Contracts and all obligations and rights of the Corporation and the Holders thereunder, including, without limitation, the rights of the Holders to receive and the obligation of the Corporation to pay any Contract Adjustment Payments, shall immediately and automatically terminate, without the necessity of any notice or action by any Holder, the Purchase Contract Agent or the Corporation, if, on or prior to the Purchase Contract Settlement Date, a Termination Event shall have occurred.  Upon the occurrence of a Termination Event, the Corporation shall give written notice to the Purchase Contract Agent, the Collateral Agent and the Holders, at their addresses as they appear in the Security Register.  Upon the occurrence of a Termination Event, the Collateral Agent shall release the Treasury Securities underlying each Treasury Unit, and all other Collateral, from the Pledge.  A Treasury Unit shall thereafter represent the right to receive the Treasury Security underlying such Treasury Unit, in accordance with the terms of the Purchase Contract and Pledge Agreement.

The Treasury Units Certificates are issuable only in registered form and only in denominations of a single Treasury Unit and any integral multiple thereof.  The transfer of any Treasury Units Certificate will be registered and Treasury Units Certificates may be exchanged as provided in the Purchase Contract and Pledge Agreement.  A Holder who elects to substitute Notes for Treasury Securities, thereby recreating Corporate Units, shall be responsible for any fees or expenses payable in connection therewith.  Except as provided in the Purchase Contract and Pledge Agreement, such Treasury Unit shall not be separable into its constituent parts, and the rights and obligations of the Holder of such Treasury Unit in respect of the interest in the Treasury Security and the Purchase Contract constituting such Treasury Unit may be acquired, and may be transferred and exchanged, only as a Treasury Unit.

Subject to, and in compliance with, the terms and conditions set forth in the Purchase Contract and Pledge Agreement, the Holder of Treasury Units may effect a Collateral Substitution.  From and after such substitution, each Unit for which Pledged Applicable Ownership Interests in Notes secure the Holder’s obligation under the Purchase Contract shall be referred to as a “Corporate Unit.” Subject to certain exceptions described in the Purchase Contract and Pledge Agreement, a Holder may make such Collateral Substitution only in integral multiples of 20 Treasury Units for 20 Corporate Units.

Subject to and upon compliance with the provisions of, and certain exceptions described in, the Purchase Contract and Pledge Agreement, at the option of the Holder thereof, Purchase Contracts underlying Units may be settled early by effecting an Early Settlement as provided in the Purchase Contract and Pledge Agreement in integral multiples of 20 Treasury Units.

Upon Early Settlement of Purchase Contracts by a Holder of the related Units, the Pledged Treasury Securities underlying such Units shall be released from the Pledge as provided in the Purchase Contract and Pledge Agreement and the Holder shall be entitled to receive a number of Common Shares equal to the Minimum Settlement Rate for each Purchase Contract as to which Early Settlement is effected.

Upon the occurrence of a Fundamental Change, a Holder of Treasury Units may effect Fundamental Change Early Settlement of the Purchase Contracts underlying such Treasury Units pursuant to the terms of the Purchase Contract and Pledge Agreement in integral multiples of 20 Treasury Units.  Upon Fundamental Change Early Settlement of Purchase Contracts by a Holder of the related Treasury Units, the Pledged Treasury Securities underlying such Treasury Units shall be released from the Pledge as provided in the Purchase Contract and Pledge Agreement and the Holder shall be entitled to receive a number of Common Shares or other consideration specified in the Purchase Contract and Pledge Agreement on account of each Purchase Contract that forms a part of a Treasury Unit as to which Fundamental Change Early Settlement is effected equal to the sum of the Settlement Rate and the applicable number of Make-Whole Shares (determined, in each case, as set forth in the Purchase Contract and Pledge Agreement).

Upon registration of transfer of this Treasury Units Certificate, the transferee shall be bound (without the necessity of any other action on the part of such transferee, except as may be required by the Purchase Contract Agent pursuant to the Purchase Contract and Pledge Agreement), under the terms of the Purchase Contract and Pledge Agreement and the Purchase Contracts evidenced hereby and the transferor shall be released from the obligations under the Purchase Contracts evidenced by this Treasury Units Certificate.  The Corporation covenants and agrees, and the Holder, by its acceptance hereof, likewise covenants and agrees, to be bound by the provisions of this paragraph.

The Holder of this Treasury Units Certificate, by its acceptance hereof, irrevocably appoints the Purchase Contract Agent to enter into and perform under the related Purchase Contracts forming part of the Treasury Units evidenced hereby, the Purchase Contract and Pledge Agreement and the Remarketing Agreement to be entered into among the Corporation, the Purchase Contract Agent and the Remarketing Agent(s) identified therein, as the same may be amended, amended and restated, supplemented or otherwise modified or replaced from time to time (the “Remarketing Agreement”), on its behalf and in its name as its attorney-in-fact and the Holder of this Treasury Units Certificate hereby authorizes the Purchase Contract Agent to take such actions on its behalf and to exercise such powers as are delegated to the Purchase Contract Agent by the terms of the Purchase Contract and Pledge Agreement, the Remarketing Agreement, or under any other document or instrument referred to or provided for herein or in connection herewith; agrees to be bound by the terms and provisions of the Treasury Unit evidenced hereby (including, but not limited to, the terms and provisions of the Purchase Contract forming part of such Unit, and the Purchase Contract and Pledge Agreement) for so long as it remains a Holder of such Unit; consents to, and agrees to be bound by, the Pledge of the Pledged Treasury Securities underlying this Treasury Units Certificate pursuant to the Purchase Contract and Pledge Agreement; and, to the extent applicable in any Insolvency Proceeding involving the Corporation, expressly withholds any consent to the assumption under Section 365 of the Bankruptcy Code or otherwise of the Purchase Contract forming part of the Treasury Unit evidenced hereby by the Corporation or its trustee, receiver, liquidator or any person or entity performing similar functions in the event that the Corporation becomes a debtor under the Bankruptcy Code or subject to other similar provincial, state or Federal law providing for reorganization or liquidation.  The Holder further covenants and agrees, that, to the extent and in the manner provided in the Purchase Contract and Pledge Agreement, payments in respect to the aggregate principal amount at maturity of the Pledged Treasury Securities on the Purchase Contract Settlement Date equal to the aggregate Purchase Price, as described in the Purchase Contract and Pledge Agreement, for the related Purchase Contracts shall be paid by the Collateral Agent to the Corporation in satisfaction of such Holder’s Obligations under such Purchase Contracts.  The Holder of this Treasury Units Certificate hereby accepts the authorizations, appointments, acknowledgments and other actions taken by the Purchase Contract Agent in accordance with the Purchase Contract and Pledge Agreement, the Remarketing Agreement or any other document or instrument referred to or provided for or in connection with the Purchase Contract and Pledge Agreement.  Upon BNYM’s receipt of any initial direction, notice or instruction hereunder, any further instruction, notice or direction that BNYM is required to make to BNYM in its other capacities under the terms of this Agreement shall be deemed by the Holder of this Treasury Units Certificate as being made by BNYM in such other capacities without any further action by BNYM in such other capacities.

Subject to certain exceptions, the provisions of the Purchase Contract and Pledge Agreement may be amended with the consent of the Holders of not less than a majority of the Outstanding Units.

The Purchase Contracts shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

The Purchase Contracts shall not, prior to the settlement thereof, entitle the Holder to any of the rights of a holder of Common Shares.

Prior to due presentment of this Certificate for registration of transfer, the Corporation and the Purchase Contract Agent, and any agent of the Corporation or the Purchase Contract Agent, may treat the Person in whose name this Treasury Units Certificate is registered as the owner of the Treasury Units evidenced hereby for the purpose of (subject to the applicable record date) any payment of Contract Adjustment Payments and performance of the Purchase Contracts and for all other purposes whatsoever in connection with the Treasury Units, whether or not such payment, distribution, or performance shall be overdue and notwithstanding any notice to the contrary, and neither the Corporation or the Purchase Contract Agent, nor any agent of the Corporation or the Purchase Contract Agent, shall be affected by notice to the contrary.  A copy of the Purchase Contract and Pledge Agreement is available for inspection at the offices of the Purchase Contract Agent.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM:	as tenants in common

UNIF GIFT MIN ACT:		Custodian
	(cust)		(minor)

Under Uniform Gifts to Minors Act of

TENANT:	as tenants by the entireties

JT TEN:	as joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

(Please insert Social Security or Taxpayer I.D. or other Identifying Number of Assignee)

(Please Print or Type Name and Address Including Postal Zip Code of Assignee)

the within Treasury Units Certificates and all rights thereunder, hereby irrevocably constituting and appointing                           attorney, to transfer said Treasury Units Certificates on the books of ALGONQUIN POWER & UTILITIES CORP., with full power of substitution in the premises.

Dated:	Signature:

NOTICE:  The signature to this assignment must correspond with the name as it appears upon the face of the within Treasury Units Certificates in every particular, without alteration or enlargement or any change whatsoever.

Signature Guarantee:

SETTLEMENT INSTRUCTIONS

The undersigned Holder directs the Purchase Contract Agent that a certificate (including in book-entry if requested by the Holder) for Common Shares deliverable upon settlement on or after the Purchase Contract Settlement Date of the Purchase Contracts underlying the number of Treasury Units evidenced by this Treasury Units Certificate be registered in the name of, and delivered, together with a check in payment for any fractional share, to the undersigned at the address indicated below (or to the securities account designated in writing by the Holder) unless a different name and address have been indicated below.  If shares are to be registered in the name of, or beneficial interests therein are to be transferred to, a Person other than the undersigned (or the Beneficial Owner of this Certificate), the undersigned (or the Beneficial Owner of this Certificate) will pay any transfer tax payable incident thereto.

(if assigned to another person)

Dated:	REGISTERED HOLDER

If shares are to be registered in the name of and	Please print name and address of registered Holder:
delivered to a Person other than the Holder, please
(i) print such Person’s name and address and
(ii) provide a guarantee of your signature:

Name:	Name:
Address:	Address:

Social Security or other Taxpayer Identification Number, if any

Signature:
Signature Guarantee:

ELECTION TO SETTLE EARLY/FUNDAMENTAL CHANGE EARLY SETTLEMENT

The undersigned Holder of this Treasury Units Certificate hereby irrevocably exercises the option to effect [Early Settlement] [Fundamental Change Early Settlement] in accordance with the terms of the Purchase Contract and Pledge Agreement with respect to the Purchase Contracts underlying the number of Treasury Units evidenced by this Treasury Units Certificate specified below.  The option to effect [Early Settlement] [Fundamental Change Early Settlement] may be exercised only with respect to Purchase Contracts underlying Treasury Units in multiples of 20 Treasury Units or an integral multiple thereof.  The undersigned Holder directs the Purchase Contract Agent that a certificate for shares (including in book-entry if requested by the Holder) of Common Shares or other securities deliverable upon such [Early Settlement] [Fundamental Change Early Settlement] be registered in the name of, and delivered, together with a check in payment for any fractional share and (if applicable) any accrued and unpaid Contract Adjustment Payments (including deferred Contract Adjustment Payments and Compounded Contract Adjustment Payments thereon) payable upon such [Early Settlement] [Fundamental Change Early Settlement] and any Treasury Units Certificate representing any Treasury Units evidenced hereby as to which [Early Settlement] [Fundamental Change Early Settlement] of the related Purchase Contracts is not effected, to the undersigned at the address indicated below (or to the securities account designated in writing by the Holder) unless a different name and address have been indicated below.  Pledged Treasury Securities deliverable upon such [Early Settlement] [Fundamental Change Early Settlement] will be transferred in accordance with the transfer instructions set forth below.  If shares are to be registered in the name of a Person other than the undersigned, the undersigned will pay any transfer tax payable incident thereto.

Dated:	Signature:

Signature Guarantee:

Number of Treasury Units evidenced hereby as to which [Early Settlement] [Fundamental Change Early Settlement] of the related Purchase Contracts is being elected:

If shares are to be registered in the name of and delivered to a Person other than the Holder, please (i) print such Person’s name and address and (ii) provide a guarantee of your signature:	REGISTERED HOLDER Please print name and address of registered Holder:

Name:	Name:

Address:	Address:

Social Security or other Taxpayer Identification Number, if any

Signature:
Signature Guarantee:

Transfer Instructions for Pledged Treasury Securities transferable upon [Early Settlement] [Fundamental Change Early Settlement]:

[TO BE ATTACHED TO GLOBAL CERTIFICATES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL CERTIFICATE
The initial number of Treasury Units evidenced by this Global Certificate is [         ].  The following increases or decreases in this Global Certificate have been made:
Date	Amount of increase in number of Treasury Units evidenced by the Global Certificate	Amount of decrease in number of Treasury Units evidenced by the Global Certificate	Number of Treasury Units evidenced by this Global Certificate following such decrease or increase	Signature of authorized signatory of Collateral Agent

EXHIBIT C

INSTRUCTION TO PURCHASE CONTRACT AGENT FROM HOLDER
(To Create Treasury Units or Corporate Units)

The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	[Corporate Units, CUSIP No. 015857 873,] [Treasury Units, CUSIP No. 015857 865,] of ALGONQUIN POWER & UTILITIES CORP., a Canadian corporation (the “Corporation”).
The undersigned Holder hereby notifies you that it has deposited with The Bank of New York Mellon Trust Company, N.A., as Collateral Agent, for credit to the Collateral Account, $[    ] principal amount at maturity of [Notes] [Treasury Securities] in exchange for an equal principal amount at maturity of [Pledged Treasury Securities] [Notes underlying Pledged Applicable Ownership Interests in Notes] held in the Collateral Account, in accordance with the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”; unless otherwise defined herein, terms defined in the Agreement are used herein as defined therein), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units (as defined in the Agreement) and Treasury Units (as defined in the Agreement) from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  The undersigned Holder has paid all applicable fees and expenses relating to such exchange.  Pursuant to Section [3.13, relating to creation of Treasury Units,][3.14, relating to recreation of Corporate Units,] of the Agreement, the undersigned Holder hereby instructs you to instruct the Collateral Agent to release to you on behalf of the undersigned Holder and in accordance with Applicable Procedures the [Notes underlying Pledged Applicable Ownership Interests in Notes] [Pledged Treasury Securities] in the amount of [$________] related to such [Corporate Units] [Treasury Units], free and clear of the Collateral Agent’s security interest, for further credit to [____________________] by [___________________].

Dated:	Signature:

Medallion Signature Guarantee:
Please print name and address of Holder:

A. Name of DTC Participant:

B. If applicable, physical address for
Delivery of such [Notes][Treasury Securities]
 (if different from above):

Social Security or other Taxpayer
Identification Number, if any:

DTC Participant code:

Phone:

Email:

C-1

EXHIBIT D
NOTICE FROM PURCHASE CONTRACT AGENT
TO HOLDERS UPON TERMINATION EVENT

(Transfer of Collateral upon Occurrence of a Termination Event)

[HOLDER]

Attention:
Telecopy:

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	[Corporate Units] [Treasury Units] of Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”).
Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”; unless otherwise defined herein, terms defined in the Purchase Contract and Pledge Agreement are used herein as defined therein), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.

We hereby notify you that a Termination Event has occurred and that [the Notes underlying the Pledged Applicable Ownership Interests in Notes] [the Applicable Ownership Interests in the Treasury Portfolio] [the Treasury Securities] comprising a portion of your ownership interest in [Corporate Units] [Treasury Units] have been released and are being held by us for your account pending receipt of transfer instructions with respect to such [Notes] [Applicable Ownership Interests in the Treasury Portfolio] [Pledged Treasury Securities] (the “Released Securities”).

Pursuant to Section 3.15 of the Purchase Contract and Pledge Agreement, we hereby request written transfer instructions with respect to the Released Securities.  Upon receipt of your instructions and upon transfer to us of your [Corporate Units] [Treasury Units] effected through book-entry or by delivery to us of your [Corporate Units Certificate] [Treasury Units Certificate], we shall transfer the Released Securities by book-entry transfer or other appropriate procedures, in accordance with your instructions.  In the event you fail to effect such transfer or delivery, the Released Securities and any distributions thereon, shall be held in our name, or a nominee in trust for your benefit, until such time as such [Corporate Units] [Treasury Units] are transferred or your [Corporate Units Certificate] [Treasury Units Certificate] is surrendered or satisfactory evidence is provided that such [Corporate Units Certificate] [Treasury Units Certificate] has been destroyed, lost or stolen, together with any indemnification that we or the Corporation may require.

Dated:

By: The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent

Name:
Title:
Authorized Signatory

C-2

EXHIBIT E

NOTICE TO SETTLE WITH CASH

The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”).

The undersigned Holder hereby irrevocably notifies you in accordance with Section 5.03 of the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”; unless otherwise defined herein, terms defined in the Purchase Contract and Pledge Agreement are used herein as defined therein), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary, that such Holder has elected, prior to 4:00 p.m. (New York City time) on the second Business Day immediately preceding the first day of the Final Remarketing Period, to pay to or upon the order of the Securities Intermediary for deposit in the Collateral Account, prior to 4:00 p.m. (New York City time) on the first Business Day immediately preceding the first day of the Final Remarketing Period (in Cash by certified or cashier’s check or wire transfer, in immediately available funds) $[     ] as the Purchase Price for the Common Shares issuable to such Holder by the Corporation with respect to [      ] Purchase Contracts on the Purchase Contract Settlement Date.  The undersigned Holder hereby instructs you to notify promptly the Collateral Agent of the undersigned Holder’s election to make such Cash Settlement with respect to the Purchase Contracts related to such Holder’s Corporate Units.

Dated:	Signature:

Medallion
Signature
Guarantee:

Please print name and address of Holder:

Name of DTC Participant:

Social Security or other Taxpayer
Identification Number, if any:

DTC Participant code:

Phone:

Email:

E-1

Wire instructions for payment of:

Bank Name:
Bank Address:
Wire ABA:

ACH ABA:
For the account of:
Account No.:
Amount:

Any written notices should be sent to:

Name(s):

Address:
Email:

U.S. Federal Tax Information
If you, a DTC participant, do not have a W-9 (or other appropriate tax form) on file with the Purchase Contract Agent, you must attach a completed W-9 form (or other appropriate tax form), a copy of which is available at:  http//www.irs.gov.

E-2

EXHIBIT F

INSTRUCTION
FROM PURCHASE CONTRACT AGENT
TO COLLATERAL AGENT
(Creation of Treasury Units)

The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp. (the “Corporation”).

Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

We hereby notify you in accordance with Section 3.13 of the Agreement that the holder of securities named below (the “Holder”) has elected to substitute $[     ] aggregate principal amount at maturity of Treasury Securities and/or security entitlements with respect thereto in exchange for an equal aggregate principal amount of Notes underlying Pledged Applicable Ownership Interests in Notes relating to [     ] Corporate Units and has delivered to the undersigned a notice stating that the Holder has Transferred such Treasury Securities and/or security entitlements with respect thereto to the Collateral Agent, for credit to the Collateral Account.

We hereby request that you instruct the Securities Intermediary, upon confirmation that such Treasury Securities and/or security entitlements thereto have been credited to the Collateral Account, to Transfer to the undersigned an equal aggregate principal amount at maturity of Notes underlying Pledged Applicable Ownership Interests in Notes or security entitlements with respect thereto related to [     ] Corporate Units of such Holder in accordance with Section 3.13 of the Agreement.

Dated:

By:  The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent and attorney-in-fact
of the Holders from time to time of the Units

Name:
Title:
Authorized Signatory

F-1

Please print name and address of Holder electing to substitute Treasury Securities and/or security entitlements with respect thereto for the Notes underlying Pledged Applicable Ownership Interests in Notes:

Name	Social Security or other Taxpayer Identification Number, if any

F-2

EXHIBIT G

INSTRUCTION
FROM COLLATERAL AGENT
TO SECURITIES INTERMEDIARY
(Creation of Treasury Units)

The Bank of New York Mellon Trust Company, N.A.,
as Securities Intermediary
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp. (the “Corporation”).

Reference is hereby made to the securities account of The Bank of New York Mellon Trust Company, N.A., as Collateral Agent, maintained on the books of the Securities Intermediary and designated “Algonquin Power & Utilities Corp. Collateral Account” (the “Collateral Account”).

Please also refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

When you have confirmed that $[     ] aggregate principal amount at maturity of Treasury Securities and/or security entitlements with respect thereto has been credited to the Collateral Account by or for the benefit of [     ], as Holder of [     ] Corporate Units (the “Holder”), you are hereby instructed to release from the Collateral Account an equal aggregate principal amount of Notes underlying Pledged Applicable Ownership Interests in Notes or security entitlements with respect thereto relating to [     ] Corporate Units of the Holder by Transfer to the Purchase Contract Agent.

Dated:

By:  The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent

Name:
Title:
Authorized Signatory

G-1

 EXHIBIT H

INSTRUCTION
FROM PURCHASE CONTRACT AGENT
TO COLLATERAL AGENT
(Recreation of Corporate Units)

The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Treasury Units of Algonquin Power & Utilities Corp. (the “Corporation”).

Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

We hereby notify you in accordance with Section 3.14 of the Agreement that the holder of securities named below (the “Holder”) has elected to substitute $[     ] principal amount of Notes relating to [     ] Corporate Units in exchange for $[     ] principal amount at maturity of Pledged Treasury Securities relating to [     ] Treasury Units and has delivered to the undersigned a notice stating that the Holder has Transferred such Notes or security entitlements thereto to the Collateral Agent, for credit to the Collateral Account.

We hereby request that you instruct the Securities Intermediary, upon confirmation that such Notes or security entitlements thereto have been credited to the Collateral Account, to release to the undersigned $[     ] aggregate principal amount at maturity of Treasury Securities related to [     ] Treasury Units of such Holder in accordance with Section 3.14 of the Agreement.

Dated:

By:  The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent

Name:
Title:
Authorized Signatory

H-1

Please print name and address of Holder electing to substitute Notes or security entitlements with respect thereto for Pledged Treasury Securities:

Name	Social Security or other Taxpayer Identification Number, if any

Address

H-2

 EXHIBIT I

INSTRUCTION
FROM COLLATERAL AGENT TO
SECURITIES INTERMEDIARY
(Recreation of Corporate Units)

The Bank of New York Mellon Trust Company, N.A.,
as Securities Intermediary
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Treasury Units of Algonquin Power & Utilities Corp. (the “Corporation”).

Reference is hereby made to the securities account of The Bank of New York Mellon Trust Company, N.A., as Collateral Agent, maintained on the books of the Securities Intermediary and designated “Algonquin Power & Utilities Corp. Collateral Account” (the “Collateral Account”).

Please also refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

When you have confirmed that $[     ] aggregate principal amount of Notes or security entitlements with respect thereto has been credited to the Collateral Account by or for the benefit of [     ], as Holder of [     ] Treasury Units (the “Holder”), you are hereby instructed to release from the Collateral Account $[     ] aggregate principal amount at maturity of Treasury Securities by Transfer to the Purchase Contract Agent.

Dated:

By:  The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent

Name:
Title:
Authorized Signatory

I-1

EXHIBIT J

NOTICE TO SETTLE WITH CASH FROM PURCHASE CONTRACT
AGENT TO COLLATERAL AGENT
(Cash Settlement Amounts)

The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp. (the “Corporation”)

Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary.  Unless otherwise defined herein, terms defined in the Agreement are used herein as defined therein.

In accordance with Section 5.03(a)(iv) of the Agreement, we hereby notify you that as of 4:00 p.m. (New York City time) on the first Business Day immediately preceding the first day of the Final Remarketing Period, we have received (i) notification from the Securities Intermediary that it has received for deposit in the Collateral Account $[     ] in immediately available funds paid in an aggregate amount equal to the Purchase Price due to the Corporation on the Purchase Contract Settlement Date with respect to [     ] Corporate Units and (ii) based on the funds received set forth in clause (i) above, an aggregate principal amount of $[     ] of Notes underlying Pledged Applicable Ownership Interests in Notes are to be offered for purchase in each Remarketing during the Final Remarketing Period.

Dated:

By:  The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent

Name:
Title:
Authorized Signatory

J-1

Please print name and address of Holder electing a Cash Settlement

Name:	DTC Participant #

Address	Social Security or other Taxpayer Identification Number

City/State/Zip

J-2

EXHIBIT K

INSTRUCTION TO CUSTODIAL AGENT REGARDING REMARKETING

The Bank of New York Mellon Trust Company, N.A.,
as Custodial Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	1.18% Remarketable Senior Notes Due 2026 of Algonquin Power & Utilities Corp. (the “Corporation”).

The undersigned hereby notifies you in accordance with Section 5.02(d) of the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary, that the undersigned elects to deliver $[     ] aggregate principal amount of Separate Notes for delivery to the Remarketing Agent(s) prior to a Remarketing, other than during a Blackout Period, for remarketing pursuant to Section 5.02(d) of the Agreement.  The undersigned will, upon written request of the Remarketing Agent(s), execute and deliver any additional documents deemed by the Remarketing Agent(s) or by the Corporation to be necessary or desirable to complete the sale, assignment and transfer of the Separate Notes tendered hereby.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

The undersigned hereby instructs you to deliver such Separate Notes to or upon the order of the Remarketing Agent(s) against payment of the Proceeds of a Successful Remarketing attributable to such Separate Notes from the Remarketing Agent(s), and to deliver such Proceeds to the undersigned in accordance with the instructions indicated herein under “Payment Instructions” or the Depository in accordance with the Applicable Procedures of the Depository if such Remarketing was effected through The Depository Trust Company (“DTC”).  The undersigned hereby instructs you, in the event of a Failed Remarketing to deliver such Separate Notes to the person(s) and the address(es) indicated herein under “B. Delivery Instructions.”

With this notice, the undersigned hereby (i) represents and warrants that the undersigned has full power and authority to surrender, sell, assign and transfer the Separate Notes surrendered hereby and that the undersigned is the record owner of any Separate Notes surrendered herewith in physical form or a participant in DTC and the Beneficial Owner of any Separate Notes surrendered herewith by book-entry transfer to your account at DTC, (ii) agrees to be bound by the terms and conditions of Section 5.02(a) or (b), as applicable, of the Agreement and (iii) acknowledges and agrees that after 4:00 p.m. (New York City time) on the second Business Day immediately preceding the first day of the Applicable Remarketing Period, such election shall become an irrevocable election to have such Separate Notes remarketed in each Remarketing during the Applicable Remarketing Period, and that the Separate Notes surrendered herewith will only be returned in the event of a Failed Remarketing.

Date:	By:
Name:
Title:

Medallion
Signature
Guarantee:

Name

Address	Social Security or other Taxpayer
Identification Number, if any

A.	PAYMENT INSTRUCTIONS

Proceeds of a Successful Remarketing attributable to the Separate Notes delivered hereunder should be paid by the following wire instructions, or if unavailable by check in the name of the person(s) set forth below and delivered to the address set forth below.

[Wire Instructions]

Name(s):
(Please Print)

Address:
(Please Print)

(Zip Code)

(Tax Identification or Social Security Number)

B.	DELIVERY INSTRUCTIONS

In the event of a Failed Remarketing, Notes which are in physical form should be delivered to the person(s) set forth below and delivered to the address set forth below.

Name(s):
(Please Print)

Address:
(Please Print)

(Zip Code)

(Tax Identification or Social Security Number)

In the event of a Failed Remarketing, Notes which are in book-entry form should be credited to the account at The Depository Trust Company to the person(s) set forth below.

DTC Account Number:

Name of Account Party:

EXHIBIT L

INSTRUCTION TO CUSTODIAL AGENT REGARDING
WITHDRAWAL FROM REMARKETING

The Bank of New York Mellon Trust Company, N.A.,
as Custodial Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	1.18% Remarketable Senior Notes Due 2026 of Algonquin Power & Utilities Corp. (the “Corporation”)

The undersigned hereby notifies you in accordance with Section 5.02(d) of the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary, that the undersigned elects to withdraw, other than during a Blackout Period, the $[     ] aggregate principal amount of Separate Notes delivered to you for Remarketing pursuant to Section 5.02(d) of the Agreement. The undersigned hereby instructs you to return such Separate Notes to the person(s) and the address(es) indicated herein under “A. Delivery Instructions.”

With this notice, the undersigned hereby agrees to be bound by the terms and conditions of Section 5.02(d) of the Agreement. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Date:	By:
Name:
Title:

Medallion
Signature
Guarantee:

Name

Address	Social Security or other Taxpayer
Identification Number, if any

L-1

A.	DELIVERY INSTRUCTIONS

In the event of a withdrawal of Separate Notes from a Remarketing, Separate Notes which are in physical form should be delivered to the person(s) set forth below and delivered to the address set forth below.

Name(s):
(Please Print)

Address:
(Please Print)

(Zip Code)

(Zip Code)

In the event of a withdrawal of Separate Notes from a Remarketing, Separate Notes which are in book-entry form should be credited to the account at The Depository Trust Company to the person(s) set forth below.

DTC Account Number:

Name of Account Party:

L-2

EXHIBIT M

NOTICE TO SETTLE WITH CASH AFTER FAILED FINAL REMARKETING

The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”)

The undersigned Holder hereby irrevocably notifies you in accordance with Section 5.02(b)(ix) of the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary, that such Holder has elected to pay to or upon the order of the Securities Intermediary for deposit in the Collateral Account, on or prior to 4:00 p.m. (New York City time) on the Business Day immediately preceding the Purchase Contract Settlement Date (in Cash by certified or cashier’s check or wire transfer, in immediately available funds), $[     ] as the Purchase Price for the Common Shares issuable to such Holder by the Corporation with respect to [     ] Purchase Contracts on the Purchase Contract Settlement Date. The undersigned Holder hereby instructs you to notify promptly the Collateral Agent of the undersigned Holders’ election to settle the Purchase Contracts related to such Holder’s Corporate Units with separate cash.

Date:

Signature:

Medallion Signature Guarantee:

Please print name and address of Holder:

Name of DTC Participant:

Social Security or other Taxpayer
Identification Number, if any:

DTC Participant code:

Phone:

Email:

M-1

EXHIBIT N

NOTICE
FROM PURCHASE CONTRACT AGENT
TO COLLATERAL AGENT
(Settlement with Separate Cash)

The Bank of New York Mellon Trust Company, N.A.,
as Collateral Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”)

Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent and attorney-in-fact for the holders of Corporate Units and Treasury Units from time to time, as Collateral Agent, as Custodial Agent and as Securities Intermediary. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

We hereby notify you in accordance with the last paragraph of Section 5.02(b)(ix) of the Agreement that the holder of Corporate Units named below (the “Holder”) has elected to settle the [     ] Purchase Contracts related to its Pledged Applicable Ownership Interests in Notes with $[     ] of separate cash prior to 4:00 p.m. (New York City time) on the second Business Day immediately preceding the Purchase Contract Settlement Date (in Cash by certified or cashier’s check or wire transfer, in immediately available funds payable to or upon the order of the Securities Intermediary) and has delivered to the undersigned a notice to that effect.

We hereby request that you, upon confirmation that the Purchase Price has been paid by the Holder to the Securities Intermediary in accordance with Section 5.02(b)(ix) of the Agreement in lieu of exercise of such Holder’s Put Right, give us notice of the receipt of such payment and, thereafter, you are instructed to, or instructed to cause the Securities Intermediary to, (A) deposit the separate cash received in the Collateral Account and, if applicable, invest such separate cash in Permitted Investments consistent with the instructions of the Corporation as provided in Section 5.03(a)(v) of the Agreement with respect to Cash Settlement (as specified by Section 5.02(b)(ix)), (B) promptly release from the Pledge the Notes underlying the Applicable Ownership Interest in Notes related to the Corporate Units as to which such Holder has paid such separate cash; and (C) promptly Transfer all such Notes to us for distribution to such Holder in accordance with the terms provided for in the Agreement, in each case free and clear of the Pledge created by the Agreement.

N-1

Dated:

By: The Bank of New York Mellon Trust Company, N.A., as Purchase
Contract Agent and attorney-in-fact of the Holders from
time to time of the Units

Name:
Title:
Authorized Signatory

Please print name and address of Holder electing to settle with separate cash:

Name:	Social Security or other Taxpayer Identification Number, if any

Address:

N-2

EXHIBIT O
NOTICE OF SETTLEMENT WITH SEPARATE CASH FROM
SECURITIES INTERMEDIARY TO PURCHASE CONTRACT AGENT AND
COLLATERAL AGENT
(Settlement with Separate Cash)

The Bank of New York Mellon Trust Company, N.A.,
as Purchase Contract Agent and Collateral Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Algonquin Power & Utilities Corp.
Treasury.Banking@algonquinpower.com

Re:	Corporate Units of Algonquin Power & Utilities Corp. (the “Corporation”)

Please refer to the Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Agreement”), among you and the Corporation. Unless otherwise defined herein, terms defined in the Agreement are used herein as defined therein.

In accordance with the last paragraph of Section 5.02(b)(ix) of the Agreement, we hereby notify you that as of 4:00 p.m. (New York City time) on the Business Day immediately preceding the Purchase Contract Settlement Date, (i) we have received from [     ] $[     ] in immediately available funds paid in an aggregate amount equal to the Purchase Price due to the Corporation on the Purchase Contract Settlement Date with respect to [     ] Corporate Units and (ii) based on the funds received set forth in clause (i) above, an aggregate principal amount of $[     ] of Notes underlying related Pledged Applicable Ownership Interests in Notes are to be released from the Pledge and Transferred to you.

The Bank of New York Mellon Trust Company, N.A., as Securities Intermediary

Dated:

By:

O-1

EXHIBIT P

FORM OF REMARKETING AGREEMENT1

[_______], 20[__]

The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent
4655 Salisbury Road, Suite 300
Jacksonville, Florida 32256
Attention: Corporate Trust Administration

Ladies and Gentlemen:

This Agreement is dated as of [_______], 20[__] (this “Agreement”) by and among Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”), [_______]2, as the reset agent[s] and the remarketing agent[s] (the “Remarketing Agent[s]”) [and as representative[s] of the Remarketing Agent[s] (the “Representative[s]”)], and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent (the “Purchase Contract Agent”) and as attorney-in-fact of the Holders of Purchase Contracts, relating to the appointment of [______] to serve as Remarketing Agent[s] with respect to the Remarketing of the Notes.

The Corporation has also entered into: (a) a Purchase Contract and Pledge Agreement, dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”), between the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent, attorney-in-fact of the Holders of the Purchase Contracts, and as Collateral Agent, Custodial Agent and Securities Intermediary, and (b) an Underwriting Agreement, dated as of June 17, 2021 (the “Underwriting Agreement”), by and among the Corporation and the several underwriters named in Schedule A thereto for whom J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC acted as representatives, each related to the Corporation’s Corporate Units.

On June 23, 2021, the Corporation issued an aggregate of 20,000,000 Corporate Units, each of which consists of (a) a stock purchase contract (a “Purchase Contract”) issued by the Corporation pursuant to which the holder of such Purchase Contract will purchase from the Corporation on June 15, 2024, subject to earlier termination or settlement, for an amount in cash equal to the stated amount per Equity Unit (as defined below) of $50 (the “Stated Amount”), a number of Common Shares, no par value, of the Corporation, as set forth in the Purchase Contract and Pledge Agreement, and (b) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Corporation’s 1.18% Remarketable Senior Notes due 2026 (the “Notes”) issued under the Corporation’s Indenture, dated as of June 23, 2021 (the “Base Indenture”), among the Corporation and The Bank of New York Mellon Trust Company, N.A., as U.S. trustee (the “U.S. Indenture Trustee”) and BNY Trust Company of Canada, as Canadian trustee (together with the

1 This form of agreement contemplates that, in the event of a Public Remarketing (as defined herein), such Public Remarketing would not be qualified for public distribution by way of a prospectus in Canada; form of agreement to be updated as necessary with such changes as are required to facilitate any such public remarketing in Canada, as applicable.
2 Insert one or more remarketing agents to be designated by the Corporation. All subsequent references to “Remarketing Agent” to be made plural in the case of multiple remarketing agents.

U.S. Indenture Trustee, the “Indenture Trustees”), as supplemented and amended by the First Supplemental Indenture, dated as of June 23, 2021, among the Corporation and the Indenture Trustees (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Notes that form part of the Corporate Units are pledged pursuant to the Purchase Contract and Pledge Agreement to secure a Corporate Unit Holder’s Obligations under the related Purchase Contracts on the Purchase Contract Settlement Date.

The terms and conditions under which the Remarketing will occur are as provided for in the Indenture and the Purchase Contract and Pledge Agreement and as provided for herein.

Section 1.          Definitions.

(a)          Capitalized terms used and not defined in this Agreement shall have the meanings set forth in the Purchase Contract and Pledge Agreement.

(b)          As used in this Agreement, the following terms have the following meanings:

“430B Information” means in the case of a Public Remarketing, information included in a prospectus relating to the Remarketed Notes then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means in the case of a Public Remarketing, information included in a prospectus relating to the Offered Securities then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means the time of first sale of Remarketed Notes during the Applicable Remarketing Period.

“Canadian Securities Laws” means the applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations thereunder, together with applicable published fee schedules, prescribed forms, national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Regulators in each of the provinces and territories of Canada.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Commencement Date” has the meaning specified in Section 3 of this Agreement.

“Commission” means the Securities and Exchange Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means, in the case of a Public Remarketing, at the election of the Corporation in its absolute and sole discretion either (i) the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Remarketed Notes and otherwise satisfies Section 10(a) of the Securities Act; or (ii) the MJDS Prospectus.

“General Disclosure Package” means (i) in the case of a Public Remarketing, the Registration Statement and any amendment thereof and the Preliminary Prospectus, taken together with any Issuer Free Writing Prospectus used in connection with a Successful Remarketing at the Applicable Time, and (ii) in the case of a Private Remarketing, the Private Placement Marketing Materials (as defined in Section 3(d) hereof).

“Indemnified Party” has the meaning specified in Section 7(a) of this Agreement.

“Issuer Free Writing Prospectus” means, in the case of a Public Remarketing, any “issuer free writing prospectus”, as defined in Rule 433, relating to the Remarketed Notes in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

“MJDS Prospectus” means in the case of a Public Remarketing, the final prospectus relating to the Remarketed Notes that is included in the Registration Statement immediately prior to that time that has been prepared in accordance with Canadian disclosure requirements pursuant to the multijurisdictional disclosure system adopted by the United States and Canada.

“Permitted Free Writing Prospectus” has the meaning specified in Section 5(j) of this Agreement.

“Preliminary Prospectus” means, in the case of a Public Remarketing, a preliminary prospectus, if any, relating to the Remarketed Notes included in the Registration Statement, including the documents incorporated by reference therein as of the date of such preliminary prospectus.

“Private Remarketing” means a Remarketing that is conducted in accordance with Rule 144A of the Securities Act or any other exemption from registration thereunder.

“Private Placement Marketing Materials” has the meaning specified in Section 3(d) of this Agreement.

“Public Remarketing” means a Remarketing that is conducted on a registered basis under the Securities Act.

“Registration Statement” means a registration statement, if any, under the Securities Act prepared by the Corporation covering, inter alia, the Remarketing of the Remarketed Notes pursuant to Section 5(a) hereof, including all exhibits thereto and the documents incorporated by reference in the Preliminary Prospectus or the Final Prospectus, as applicable, and any post-effective amendments thereto.

“Remarketed Notes” means, with respect to all Remarketings during any Applicable Remarketing Period, the aggregate Notes underlying the Pledged Applicable Ownership Interests in Notes and the Separate Notes, if any, subject to Remarketing as identified to the Remarketing Agent[s] by the Purchase Contract Agent and the Custodial Agent, respectively, in the case of an Optional Remarketing, by 4:00 p.m. New York City time, on the Business Day immediately prior to the first day of the Optional Remarketing Period, or in the case of a Final Remarketing, promptly after 4:00 p.m., New York City time, on the Business Day immediately prior to the first day of the Final Remarketing Period in accordance with the Purchase Contract and Pledge Agreement and shall include (i) the Notes underlying the Pledged Applicable Ownership Interests in Notes of the Holders of Corporate Units who have not effected a Collateral Substitution, Early Settlement or a Fundamental Change Early Settlement in accordance with the Purchase Contract and Pledge Agreement and, in the case of a Final Remarketing, who have not notified the Purchase Contract Agent prior to 4:00 p.m., New York City time, on the second Business Day immediately preceding the first day of the Final Remarketing Period of their intention to effect a Cash Settlement of the related Purchase Contracts pursuant to the terms of the Purchase Contract and Pledge Agreement or who have so notified the Purchase Contract Agent but failed to make the required cash payment prior to 4:00 p.m., New York City time, on the first Business Day immediately preceding the Final Remarketing Period and (ii) the Separate Notes of the holders of Separate Notes, if any, who have elected to have their Separate Notes remarketed in any such Remarketing pursuant to the terms of the Purchase Contract and Pledge Agreement.

“Remarketing Fee” has the meaning specified in Section 4 of this Agreement.

“Remarketing Agent[s] Indemnified Party” has the meaning specified in Section 7(b) of this Agreement.

“Remarketing Materials” means (i) in the case of a Public Remarketing, the Registration Statement, the Preliminary Prospectus, the Final Prospectus and/or any Issuer Free Writing Prospectus furnished by the Corporation to the Remarketing Agent[s] for distribution to investors in connection with such Remarketing or (ii) in the case of a Private Remarketing, the Private Placement Marketing Materials.

“Representation Date” has the meaning specified in Section 3 of this Agreement.

“Reset Rate” has the meaning specified in Section 2(d) of this Agreement.

“Securities” has the meaning specified in Section 10 of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Statutory Prospectus” with reference to any particular time means, in the case of a Public Remarketing, the prospectus relating to the Remarketed Notes that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

“TIA” means the Trust Indenture Act of 1939, as amended.

“Transaction Documents” means this Agreement, the Purchase Contract and Pledge Agreement, the Units, the Notes and the Indenture, in each case as amended or supplemented from time to time.

Section 2.          Appointment and Obligations of the Remarketing Agent[s].

(a)         The Corporation hereby appoints [_______] as the exclusive Remarketing Agent[s], and, subject to the terms and conditions set forth herein, [_______][severally] hereby accepts appointment as a Remarketing Agent, for the purpose of (i) remarketing the Remarketed Notes on behalf of the holders thereof, (ii) determining, in consultation with the Corporation, in the manner provided for herein and in the Purchase Contract and Pledge Agreement and the Supplemental Indenture, the Reset Rate for the Notes, and (iii) performing such other duties as are assigned to the Remarketing Agent in the Transaction Documents.

(b)         Unless a Termination Event has occurred prior to such date, if the Corporation elects to conduct an Optional Remarketing during the Optional Remarketing Period selected by the Corporation pursuant to the Purchase Contract and Pledge Agreement, the Remarketing Agent[s] shall use [its][their] commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price; provided that the Corporation shall determine in its sole discretion if and when to attempt an Optional Remarketing, and the Corporation may commence or postpone or cancel an Optional Remarketing in its absolute and sole discretion. In the case of an Optional Remarketing, on any Remarketing Date, the Remarketing Agent[s] shall notify the Corporation, the Collateral Agent and the Quotation Agent of the amount and issue of the U.S. Treasury securities (or principal or interest strips thereof) that will constitute the Treasury Portfolio, which will be selected by the Remarketing Agent[s] in [its][their] sole discretion in accordance with the Purchase Contract and Pledge Agreement. The Corporation will cause the Quotation Agent to notify the Remarketing Agent[s] of the Treasury Portfolio Purchase Price no later than 4:00 p.m. New York City time on such Remarketing Date. If [the][any] Remarketing Agent is also acting as Quotation Agent, the Quotation Agent shall be entitled to all rights, protections and privileges granted herein to the Remarketing Agent.

(c)          If there is no Successful Optional Remarketing during the Optional Remarketing Period or no Optional Remarketing occurs on any Optional Remarketing Date, if any, and unless a Termination Event has occurred prior to such date, on each Remarketing Date in the Final Remarketing Period, the Remarketing Agent[s] shall use [its][their] commercially reasonable efforts to remarket the Remarketed Notes at the applicable Remarketing Price. It is understood and agreed that the Remarketing on any Remarketing Date in the Final Remarketing Period will be considered successful if the resulting proceeds are at least equal to the applicable Remarketing Price. The Corporation has the right to postpone the Final Remarketing in the Corporation’s sole and absolute discretion on any day prior to the last three Business Days of the Final Remarketing Period.

(d)          In connection with a Remarketing, the Remarketing Agent[s] shall determine, in consultation with the Corporation, the rate per annum, rounded to the nearest one-thousandth (0.001) of one percent per annum, that the Remarketed Notes should bear (the “Reset Rate”) in order for the Remarketed Notes to have an aggregate market value equal to at least the applicable Remarketing Price and that in the reasonable discretion of the Remarketing Agent[s] will enable it to remarket all of the Remarketed Notes at no less than the applicable Remarketing Price in such Remarketing; provided that such Reset Rate shall not exceed the maximum interest rate permitted by applicable law.

(e)          If, by 4:00 p.m., New York City time, on the applicable Remarketing Date, (i) the Remarketing Agent[s] [is][are] unable to Remarket all of the Remarketed Notes, at a price not less than the applicable Remarketing Price pursuant to the terms and conditions hereof or (ii) the Remarketing did not occur on such Remarketing Date because one of the conditions set forth in Section 6 hereof was not satisfied, the Remarketing Agent shall advise by telephone (and promptly deliver a notice in writing thereafter to) the Depository, the Purchase Contract Agent, the Collateral Agent and the Corporation. Whether or not there has been a Failed Remarketing will be determined in the sole reasonable discretion of the Remarketing Agent[s]. In the event of a Failed Remarketing, the applicable interest rate on the Notes will not be reset and will continue to be the Coupon Rate set forth in the Supplemental Indenture.

(f)          In the event of a Successful Remarketing, by approximately 4:30 p.m., New York City time, on the applicable Remarketing Date, the Remarketing Agent[s] shall advise, by telephone (and promptly deliver a notice in writing thereafter):

(i)       the Depository, the Purchase Contract Agent, the U.S. Indenture Trustee, the Collateral Agent, the Custodial Agent and the Corporation (and promptly deliver a notice in writing to such Persons thereafter) of the Reset Rate with respect to the Notes and the aggregate principal amount of Remarketed Notes sold in such Remarketing;

(ii)       each purchaser (or the Depository Participant thereof) of Remarketed Notes of the Reset Rate and the aggregate principal amount of Remarketed Notes such purchaser is to purchase;

(iii)      each such purchaser (if other than a Depository Participant) to give instructions to its Depository Participant to pay the purchase price on the Remarketing Settlement Date in same day funds against delivery of the Remarketed Notes purchased through the facilities of the Depository; and

(iv)      each such purchaser (or Depository Participant thereof) that the Remarketed Notes will not be delivered until the Remarketing Settlement Date and (if applicable) that if such purchaser wishes to trade the Remarketed Notes that it has purchased prior to the second Business Day preceding the Remarketing Settlement Date, such purchaser will have to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

In the case of a Public Remarketing, the Remarketing Agent[s] shall also, if required by the Securities Act, deliver, in conformity with the requirements of the Securities Act, to each purchaser a Final Prospectus in connection with such Public Remarketing.

(a)          The proceeds from a Successful Remarketing (i) with respect to the Notes underlying the Pledged Applicable Ownership Interests in Notes that are components of the Corporate Units and (ii) with respect to the Separate Notes, in each case, shall be applied in accordance with Section 5.02 of the Purchase Contract and Pledge Agreement.

(b)         It is understood and agreed that the Remarketing Agent[s] shall not have any obligation whatsoever to purchase any Remarketed Notes, whether in the Remarketing or otherwise, and shall in no way be obligated to provide funds to make payment upon surrender of Remarketed Notes for Remarketing or to otherwise expend or risk its own funds or incur or to be exposed to financial liability in the performance of its duties under this Agreement. Neither the Corporation nor the Remarketing Agent[s] shall be obligated in any case to provide funds to make payment upon surrender of the Remarketed Notes for Remarketing.

Section 3.          Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Remarketing Agent[s], (i) on and as of each date any Remarketing Materials are first distributed in connection with the Remarketing (each, a “Commencement Date”), (ii) on and as of each date any amendment to any Remarketing Materials is first distributed, (iii) on and as of each Remarketing Date and (iv) on and as of the Remarketing Settlement Date (in each case of clauses (i) through (iv), a “Representation Date”), that:

(a)         This Agreement has been duly authorized, executed and delivered by the Corporation and, assuming due authorization, execution and delivery by the Remarketing Agent[s] and the other parties hereto, constitutes a valid and binding agreement of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)          Each of the representations and warranties of the Corporation as set forth in Section 6.1 of the Underwriting Agreement (other than those made in subsections [(b), (c) and (h)]) is true and correct as if made on each Representation Date; provided that for purposes of this Section 3(b), any reference in such sections of the Underwriting Agreement to (a) the “Registration Statement” shall be deemed to refer to such terms as defined herein, except that in the case of a Private Remarketing each such term shall, mutatis mutandis, be deemed to refer to the Private Placement Marketing Materials, (b) either the “Units Agreement” or “this Agreement” shall refer to this Agreement, (c) the “Offered Securities” shall refer to the Remarketed Notes and (d) either “Underwriters” or “Underwriter” shall refer to the Remarketing Agent[s].

(c)          If the Remarketing is a Public Remarketing, then:

(i)        The Corporation has (A) filed with the Commission a Registration Statement, including a related prospectus or prospectuses relating to the Remarketed Notes, covering the registration of the Remarketed Notes under the Securities Act, which has become effective and (B) in the case of a Public Remarketing in which the Corporation elects, in its absolute and sole discretion, to use an MJDS Prospectus, filed the MJDS Prospectus and all such other documents as are required under applicable Canadian Securities Laws with applicable Canadian Securities Regulators.

(ii)       (A) [(I) At the time the Registration Statement initially became effective, (II) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether by post-effective amendment, incorporated report or form of prospectus), (III) at the time of the first contract of sale for the Remarketed Notes and (IV) on each Remarketing Settlement Date, the Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the respective date in clauses (I)-(IV) set forth above; the Corporation is not an “ineligible issuer” and is a well-known seasoned issuer, in each case as defined in Rule 405 under the Securities Act; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Corporation.]3 No order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Corporation or related to the offering of the Remarketed Notes has been initiated or, to the Corporation’s knowledge, threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act and the TIA, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (B) (I) on its date, (II) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (III) on each Remarketing Settlement Date, the Final Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in the Registration Statement and the Final Prospectus and any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof.

(iii)          As of the Applicable Time, the General Disclosure Package did not, and at the time of the first contract of sale for the Remarketed Notes and on each Remarketing Settlement Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in such General Disclosure Package, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof. No statement of material fact included in the Statutory Prospectus or MJDS Prospectus, as applicable, has been omitted from the General Disclosure Package and no statement of material fact included in the General Disclosure Package that is required to be included in the Final Prospectus has been omitted therefrom.

3 To be included if the Registration Statement is an automatically effective registration statement.

(iv)      Other than the Registration Statement, the Preliminary Prospectus and the Final Prospectus, the Corporation (including its agents and representatives, other than the Remarketing Agent[s] in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Remarketed Notes (each such communication by the Corporation or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex A hereto, each electronic road show and any other written communications approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, in the case of an MJDS Prospectus, be filed with applicable Canadian Securities Regulators (to the extent required by applicable Canadian Securities Laws) and does not conflict with the information contained in the Registration Statement or the General Disclosure Package, and, when taken together with the Preliminary Prospectus filed prior to the first use of such Issuer Free Writing Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Corporation makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or Preliminary Prospectus in reliance upon and in conformity with information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent[s] through the Representatives expressly for use in such Issuer Free Writing Prospectus or Preliminary Prospectus, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in Section 7(b) hereof.

(d)         If the Remarketing is a Private Remarketing, then any preliminary offering memorandum or any communication, document or material relating to the Remarketed Notes that would, if the Remarketing were conducted as a public offering pursuant to a registration statement filed under the Securities Act, constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act (including the documents incorporated or deemed incorporated by reference in any such document or materials) (the “Private Placement Marketing Materials”), and any further amendments or supplements to the Private Placement Marketing Materials, do not and will not as of their respective dates of distribution to investors (and as amended or supplemented, as of such date), contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Private Placement Marketing Materials in reliance upon and in conformity with written information furnished to the Corporation by the Remarketing Agent[s] specifically for use therein, it being understood and agreed that the only such information furnished by the Remarketing Agent[s] consists of the information described as such in Section 7(b) hereof.

(e)         The Remarketed Notes are in the form contemplated by the Indenture and have been duly authorized by the Corporation and, when issued and delivered pursuant to the Indenture to and paid for by the purchasers thereof, will have been duly executed, authenticated, issued and delivered and will constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and be entitled to the benefits provided by the Indenture.

(f)          The Indenture has been duly authorized, executed and delivered by the Corporation, and assuming due authorization, execution and delivery by the Indenture Trustees, constitutes a valid and legally binding agreement of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture has been duly qualified under the TIA.

(g)          The statements in the General Disclosure Package under the headings “[Description of Notes]”, “[Material United States Federal Income Tax Considerations]” and “[Underwriting / Plan of Distribution]”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings in all material respects and present the information required to be shown.

Section 4.          Fees.

In the event of a Successful Remarketing of the Remarketed Notes, the Corporation shall pay the Remarketing Agent[s] a remarketing fee to be agreed upon in writing by the Corporation and the Remarketing Agent[s] prior to any such Remarketing (the “Remarketing Fee”).

Section 5.          Covenants of the Issuer.

The Corporation covenants and agrees as follows:

(a)          If and to the extent the offering of the Remarketed Notes in the Remarketing is required (in the view of counsel for the Corporation) to be conducted as a Public Remarketing, then:

(i)        The Corporation will file (A) any Statutory Prospectus (including the Final Prospectus) with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, if applicable; (B) any MJDS Prospectus with the Commission within the time periods specified by the Securities and Exchange Commission Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act and with applicable Canadian Securities Regulators; and (C) any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act and with applicable Canadian Securities Regulators to the extent required under applicable Canadian Securities Laws;

(ii)       The Corporation will file promptly all reports and any definitive proxy or information statements required to be filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Final Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Remarketed Notes; and the Corporation will furnish copies of the Statutory Prospectus or MJDS Prospectus, as applicable, and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Remarketing Agent[s] in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request. The Corporation will pay the registration fee for this offering within the time period required by Rule 456(b)(1) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Remarketing Settlement Date.

(iii)      (1) If during the Prospectus Delivery Period (as defined below) (i) any event or development shall occur or condition shall exist as a result of which the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Final Prospectus is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Final Prospectus to comply with the law, the Corporation will immediately notify the Remarketing Agent[s] thereof and forthwith prepare and file with the Commission and applicable Canadian Securities Regulators, if applicable, and furnish to the Remarketing Agent[s] and to such dealers as the Representatives may designate such amendments or supplements to the Final Prospectus (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) as may be necessary so that the statements in the Final Prospectus as so amended or supplemented (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) will not, in the light of the circumstances existing when the Final Prospectus is delivered to a purchaser, be misleading or so that the Final Prospectus will comply with the law and (2) if at any time prior to the Remarketing Settlement Date (i) any event or development shall occur or condition shall exist as a result of which the General Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the General Disclosure Package is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the General Disclosure Package to comply the with law, the Corporation will immediately notify the Remarketing Agent[s] thereof and forthwith prepare and file with the Commission and applicable Canadian Securities Regulators (in each case to the extent required) and furnish to the Remarketing Agent[s] and to such dealers as the Representatives may designate such amendments or supplements to the General Disclosure Package (or any document to be filed with the Commission and applicable Canadian Securities Regulators, if applicable, and incorporated by reference therein) as may be necessary so that the statements in the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the General Disclosure Package is delivered to a purchaser, be misleading or so that the General Disclosure Package will comply with the law.

(iii)     The Corporation will make generally available to its security holders and the Representatives as soon as practicable an earning statement (which need not be audited) that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder.

(b)         Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus during the Prospectus Delivery Period, and before filing any amendment or supplement to the Registration Statement or the Final Prospectus during the Prospectus Delivery Period, whether before or after the time that the Registration Statement becomes effective, the Corporation will furnish to the Representatives and counsel for the Remarketing Agent[s] a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object(s).

(c)          The Corporation will deliver, without charge, to each Remarketing Agent, during the Prospectus Delivery Period, as many copies of the Final Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein and each Issuer Free Writing Prospectus) as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Remarketed Notes as in the opinion of counsel for the Remarketing Agent[s] a prospectus relating to the Remarketed Notes is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Remarketed Notes by any Remarketing Agent or dealer.

(d)         The Corporation will use its reasonable best efforts to qualify the Remarketed Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Remarketed Notes; provided that the Corporation shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(e)          For so long as the Remarketed Notes remain outstanding, the Corporation will furnish to the Remarketing Agent, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Corporation will furnish to the Remarketing Agent (i) as soon as available, a copy of each report and any definitive proxy statement of the Corporation filed with the Commission under the Exchange Act or delivered to shareholders, and (ii) from time to time, such other information concerning the Corporation as the Remarketing Agent[s] may reasonably request. However, so long as the Corporation is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act or is a reporting issuer under applicable Canadian Securities Laws and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system or filing any documents delivered to shareholders with applicable Canadian Securities Regulators on SEDAR, it is not required to furnish such reports or statements to the Remarketing Agent[s].

(f)          The Corporation will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Remarketed Notes.

(g)         Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Corporation will pay or cause to be paid upon demand all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Remarketed Notes and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any General Disclosure Package and the Final Prospectus (including in each case all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the fees and expenses of the Corporation’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Remarketed Notes under the securities or blue sky laws of such jurisdictions as the Representatives may reasonably designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related reasonably incurred fees and expenses of counsel for the Remarketing Agent[s]); (v) the cost of preparing certificates in connection with the issuance of the Remarketed Notes;  (vi) the costs and charges of the Indenture Trustees; (vii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering of the Remarketed Notes by, the Financial Industry Regulatory Authority, Inc.; (viii) any fees charged by investment rating agencies for the rating of the Remarketed Notes; (ix) all expenses incurred by the Corporation in connection with any “road show” presentation to potential investors; and (x) all expenses and application fees related to the listing on the New York Stock Exchange or a similar nationally recognized exchange of the Remarketed Notes.

(h)         The Corporation shall furnish the Remarketing Agent[s] with such information and documents as [the][any] Remarketing Agent may reasonably request in connection with the transactions contemplated hereby, and to make reasonably available to the Remarketing Agent[s] and any accountant, attorney or other advisor retained by the Remarketing Agent[s] such information, and such access to the appropriate officers, employees and accountants of the Corporation, that parties would customarily require, and reasonably requested by [the][any] Remarketing Agent, in connection with a due diligence investigation conducted in accordance with applicable securities laws.

(i)          Between the applicable Commencement Date and the applicable Remarketing Settlement Date, the Corporation will not, without the prior written consent of the Remarketing Agent[s] (which consent may be withheld at the reasonable discretion of the Remarketing Agent[s]), directly or indirectly, sell, offer, contract to sell or grant any option to sell, or otherwise dispose of, any debt securities which mature more than one year after the applicable Remarketing Settlement Date of the Corporation similar to the Remarketed Notes.

(j)          During the Prospectus Delivery Period, the Corporation will furnish to the Representatives, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Remarketed Notes, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or automatic quotation system; provided the Corporation will be deemed to have furnished such reports and financial statements to the Representatives to the extent they are filed on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system or with applicable Canadian Securities Regulators on the System for Electronic Document Analysis and Retrieval.

(k)         The Corporation will prepare a final term sheet relating to the Remarketed Notes, containing only information that describes the final terms of the Remarketed Notes and otherwise in a form consented to by the Remarketing Agent[s], and, in the case of a Public Remarketing in which the term sheet is a permitted free writing prospectus under Rule 433, will file such final term sheet with the Commission within the period required by Rule 433(d)(5)(ii) and with applicable Canadian Securities Regulators to the extent required by and within the time period prescribed under applicable Canadian Securities Laws, following the date such final terms have been established for the offering of the Remarketed Notes. Any such final term sheet is an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of this Agreement. The Corporation also consents to the use by the Remarketing Agent[s] of a free writing prospectus that contains only (i) (A) information describing the preliminary terms of the Remarketed Notes or their offering or (B) information that describes the final terms of the Remarketed Notes or their offering and that is included in the final term sheet of the Corporation contemplated in the first sentence of this subsection or (ii) other information that is not “issuer information”, as defined in Rule 433, it being understood that any such free writing prospectus referred to in clause (i) or (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this Agreement.

Section 6.          Conditions to the Remarketing Agent[’s][s’] Obligations.

The [several] obligations of [the][each] Remarketing Agent hereunder shall be subject to the following conditions:

(a)          If the Remarketing is a Public Remarketing, no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Final Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and, to the extent required by applicable Canadian Securities Laws, with applicable Canadian Securities Regulators, in each case in accordance with Section 4 hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)          Subsequent to the Commencement Date, (i) trading generally shall not have been suspended or materially limited on or by any of The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Corporation shall not have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall not have been declared by federal or New York State authorities; (iv) there shall not have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States; (v) no downgrading shall have occurred in the rating accorded any debt securities or preferred shares issued, or guaranteed by, the Corporation or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act and no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred shares issued or guaranteed by the Corporation or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading); or (vi) no event or condition of a type described in Section 6.1(ss) of the Underwriting Agreement shall have occurred or shall exist, which event or condition is not described in the General Disclosure Package (excluding any amendment or supplement thereto) and the Final Prospectus (excluding any amendment or supplement thereto), that, in the judgment of the Remarketing Agent[s], is material and adverse and makes it impracticable or inadvisable to market the Remarketed Notes or to enforce contracts for the sale of the Remarketed Notes.

(c)         The Remarketing Agent[s] shall have received a certificate, dated the applicable Remarketing Settlement Date, of an executive officer of the Corporation who has specific knowledge of the Corporation’s financial matters and is satisfactory to the Representatives certifying that: the representations and warranties of the Corporation in this Agreement are true and correct; the Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Remarketing Settlement Date; in the case of a Public Remarketing, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; and, subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Corporation and its subsidiaries taken as a whole except as set forth in or contemplated by the General Disclosure Package or as described in such certificate.

(d)         On each of the date of a Successful Remarketing and on the Remarketing Settlement Date, the Remarketing Agent[s] shall have received a letter addressed to the Remarketing Agent[s] and dated each such date, in form and substance satisfactory to the Remarketing Agent[s], of the independent accountants of the Corporation or other person who have certified the consolidated financial statements of the Corporation and its subsidiaries  or such other person included or incorporated by reference in the Remarketing Materials, containing statements and information of the type ordinarily included in accountants’ “comfort letters” with respect to certain financial information contained in the Remarketing Materials, if any.

(e)          Counsel for the Corporation shall have furnished to the Remarketing Agent[s] its opinion letter with respect to the Remarketed Notes, addressed to the Remarketing Agent[s] and dated the applicable Remarketing Settlement Date, addressing such matters with respect to the Notes as were set forth in such counsel’s opinion letter furnished pursuant to Section 7.1(f) or Section 7.2 of the Underwriting Agreement, as the case may be, adapted as necessary to relate to the securities being remarketed hereunder and to the Remarketing Materials, or to any changed circumstances or events occurring subsequent to the date of this Agreement, such adaptations being reasonably acceptable to counsel for the Remarketing Agent[s].

(f)          Counsel for the Remarketing Agent[s] shall have furnished to the Remarketing Agent[s] its opinion with respect to the Remarketed Notes, addressed to the Remarketing Agent[s] and dated the applicable Remarketing Settlement Date, addressing such matters with respect to the Notes as were set forth in such counsel’s opinion furnished pursuant to Section 7.1(g) of the Underwriting Agreement, adapted as necessary to relate to the securities being remarketed hereunder and to the Remarketing Materials, or to any changed circumstances or events occurring subsequent to the date of this Agreement, such adaptations being reasonably acceptable to the Remarketing Agent[s].

Section 7.          Indemnification.

(a)          Indemnification of the Remarketing Agent[s]. The Corporation agrees to indemnify and hold harmless each Remarketing Agent, each of their respective affiliates, directors and officers and each person, if any, who controls such Remarketing Agent, as applicable, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonably incurred legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Final Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”) or any General Disclosure Package (including any General Disclosure Package that has subsequently been amended), or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Remarketing Agent consists of the information described as such in subsection (b) below.

(b)          Indemnification of the Corporation. Each Remarketing Agent agrees, severally and not jointly, to indemnify and hold harmless the Corporation, its directors, its officers, and each person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Remarketing Agent furnished to the Corporation in writing by such Remarketing Agent through the Representatives expressly for use in the Registration Statement, the Final Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, any road show or any General Disclosure Package (including any General Disclosure Package that has subsequently been amended), it being understood and agreed upon that the only such information furnished by any Remarketing Agent consists of the following information in the Final Prospectus furnished on behalf of each Remarketing Agent: the concession figure appearing in the first sentence of the third paragraph under the caption “Underwriting” and the description of market making activities contained in the twelfth and thirteenth paragraphs under the caption “Underwriting.”

(c)          Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the reasonably incurred fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Remarketing Agent, its respective affiliates, directors and officers and any control persons of such Remarketing Agent shall be designated in writing by [     ] and any such separate firm for the Corporation, its directors and officers and any control persons of the Corporation shall be designated in writing by the Corporation. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. In its initial request to the Indemnifying Person, the Indemnified Person shall make specific reference to Section 7(c) of this agreement and indicate the need for the Indemnifying Party to reply within 30 days or otherwise the Indemnified Person may enter into such settlement without the consent of the Indemnifying Person. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)          Contribution. If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party, on the one hand, and the indemnified party on the other, from the offering of the Remarketed Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the indemnifying party, on the one hand, and the indemnified party on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation and the Remarketing Agent[s] shall be deemed to be in the same relative proportions as the total net proceeds from such offering (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Remarketing Agent[s]. The relative fault of the indemnifying party, on the one hand, and the indemnified party on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)          Limitation on Liability. The Corporation and the Remarketing Agent[s] agree that it would not be just and equitable if contribution pursuant to paragraph (d) above were determined by pro rata allocation (even if the Remarketing Agent[s] were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of paragraphs (d) and (e), in no event shall [the][any] Remarketing Agent[’s][s’] be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Remarketing Agent with respect to the offering of the Remarketed Notes exceeds the amount of any damages that such Remarketing Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Remarketing Agent[’s][s’] obligations to contribute pursuant to paragraphs (d) and (e) are several in proportion to their respective purchase obligations hereunder and not joint.

(f)          Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

Section 8.          Resignation and Removal of the Remarketing Agent[s].

[The][Any] Remarketing Agent may, upon 30 days’ prior written notice, resign and be discharged from its duties and obligations hereunder, and the Corporation may remove [the][any] Remarketing Agent by written notice at any time, in the case of a resignation, delivered to the Corporation and the Purchase Contract Agent and, in the case of a removal, delivered to the Remarketing Agent[s] and the Purchase Contract Agent; provided, however, that [no][if after giving effect to a resignation or removal there will be no remaining Remarketing Agents] such resignation [nor any such][or] removal shall [not] become effective until the Corporation shall have appointed at least one nationally recognized broker-dealer as a successor Remarketing Agent[s] and such successor Remarketing Agent[s] shall have entered into a remarketing agreement with the Corporation, in which it shall have agreed to conduct the Remarketing in accordance with the Purchase Contract and Pledge Agreement in all material respects.

In any such case, the Corporation will use commercially reasonable efforts to appoint a successor Remarketing Agent[s] and enter into such a remarketing agreement with such person as soon as reasonably practicable.

Section 9.          Dealing in Securities.

[Each][The] Remarketing Agent, when acting as [the][a] Remarketing Agent or in its individual or any other capacity, may, to the extent permitted by law, buy, sell, hold and deal in any of the Remarketed Notes, Corporate Units, Treasury Units or any of the securities of the Corporation (collectively, the “Securities”), but shall not be obligated to purchase any of the Remarketed Notes for its own account. [Each][The] Remarketing Agent may exercise any vote or join in any action which any beneficial owner of such Securities may be entitled to exercise or take pursuant to the Indenture with like effect as if it did not act in any capacity hereunder.

Section 10.         Remarketing Agent[’s][s’] Performance; Duty of Care.

The duties and obligations of the Remarketing Agent[s] shall be determined solely by the express provisions of the Transaction Documents. No implied covenants or obligations of or against [the][any] Remarketing Agent shall be read into any of the Transaction Documents. In the absence of bad faith, willful misconduct or gross negligence on the part of [the][a] Remarketing Agent, [the][such] Remarketing Agent may conclusively rely upon any document furnished to it, as to the truth of the statements expressed in any of such documents. The Remarketing Agent[s] shall be protected in acting upon any document or communication reasonably believed by it to have been signed, presented or made by the proper party or parties. The Remarketing Agent[s] shall have no obligation to determine whether there is any limitation under applicable law on the Reset Rate on the Notes or, if there is any such limitation, the maximum permissible Reset Rate on the Notes, and [it][the Remarketing Agents] shall rely solely upon written notice from the Corporation (which the Corporation agrees to provide prior to the third Business Day before the applicable Remarketing Date) as to whether or not there is any such limitation and, if so, the maximum permissible Reset Rate. [The][No] Remarketing Agent, acting under this Agreement, shall incur [no][any] liability to the Corporation or to any holder of Remarketed Notes in its individual capacity or as Remarketing Agent for any action or failure to act, on its part in connection with a Remarketing or otherwise, except if such liability is (a) judicially determined to have resulted from its failure to comply with the terms of this Agreement or bad faith, gross negligence or willful misconduct on its part or (b) determined pursuant to Section 7 of this Agreement. The provisions of this Section 10 shall survive the termination of this Agreement and shall survive the resignation or removal of [the][any] Remarketing Agent pursuant to this Agreement.

Section 11.         Termination.

This Agreement shall automatically terminate (a) as to [the][any] Remarketing Agent on the effective date of the resignation or removal of [the][such] Remarketing Agent pursuant to Section 8 of this Agreement and (b) on the earlier of (i) the occurrence of a Termination Event and (ii) the Business Day immediately following the Purchase Contract Settlement Date. Notwithstanding any termination of this Agreement, in the event there has been a Successful Remarketing, the obligations set forth in Section 4 hereof shall survive and remain in full force and effect until all amounts payable under said Section 4 hereof shall have been paid in full.

Section 12.         Reimbursement of Remarketing Agent[’s][s’] Expenses.

If this Agreement shall be terminated pursuant to Section 11 hereof, then the Corporation shall not then be under any liability to [the][any] Remarketing Agent except as provided in Sections 5(g) and 7 hereof; but, if for any other reason the settlement of the Remarketed Notes does not occur in connection with a Successful Remarketing, the Corporation will reimburse the Remarketing Agent[s] for all out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred by the Remarketing Agent[s] in making preparations for the settlement of the Remarketed Notes, but the Corporation shall then be under no further liability to the Remarketing Agent[s] with respect to such failed settlement of the Remarketed Notes except as provided in Sections 5(g) and 7 hereof.

Section 13.         No Fiduciary Duty.

The Corporation acknowledges and agrees that:

(a)          No Other Relationship. The Remarketing Agent[s] [has][have] been retained solely to act in the capacity as set forth in Section 2 hereof and that no fiduciary, advisory or agency relationship between the Corporation and the Remarketing Agent[s] has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether [the][any] Remarketing Agent[s] [has][have] advised or is advising the Corporation on other matters;

(b)          Arms’ Length Negotiations. The price of the Remarketing Notes set forth in the Final Prospectus was established by the Corporation following discussions and arms’-length negotiations with [the][each] Remarketing Agent and the Corporation is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)          Absence of Obligation to Disclose. The Corporation has been advised that [the][each] Remarketing Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Corporation and that [the][such] Remarketing Agent has no obligation to disclose such interests and transactions to the Corporation by virtue of any fiduciary, advisory or agency relationship; and

(d)        Waiver. The Corporation waives, to the fullest extent permitted by law, any claims it may have against the Remarketing Agent[s] for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that [the Remarketing Agent shall have no liability][no Remarketing Agent shall have any liability] (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of the Corporation.

Section 14.        Notices.

All statements, requests, notices and agreements hereunder shall be in writing, and:

(a)          if to the Remarketing Agent[s], shall be delivered or sent by mail or facsimile transmission to:

[_______]

with a copy to:

[_______]

(b)          if to the Corporation, shall be delivered or sent by mail or facsimile transmission to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1
Attention: Ms. Jennifer Tindale
with a copy (which shall not constitute notice) to: notices@APUCorp.com with a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Ave, 47th Floor
New York, NY 10166
Telephone: 212-351-2626
Attention: Mr. John T. Gaffney

(c)          if to the Purchase Contract Agent, shall be delivered or sent by mail or facsimile transmission to:

The Bank of New York Mellon Trust Company, N.A.
4655 Salisbury Road, Suite 300
Jacksonville, FL 32256
Attention:  Corporate Trust Administration

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof.

Section 15.        Persons Entitled to Benefit of Agreement.

This Agreement shall inure to the benefit of and be binding upon each party hereto and its respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (x) the representations, warranties, indemnities and agreements of the Corporation contained in this Agreement shall also be deemed to be for the benefit of [the][each] Remarketing Agent and the person or persons, if any, who control [the][such] Remarketing Agent within the meaning of Section 15 of the Securities Act and (y) the indemnity agreement of the Remarketing Agent[s] contained in Section 7 of this Agreement shall be deemed to be for the benefit of the Corporation’s directors and officers who sign the Registration Statement, if any, and any person controlling the Corporation within the meaning of Section 15 of the Securities Act. Nothing contained in this Agreement is intended or shall be construed to give any person, other than the persons referred to herein, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 16.        Survival.

The respective agreements, representations, warranties, indemnities and other statements of the Corporation or its officers and the Remarketing Agent[s] set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Remarketing Agent[s], the Corporation or any of the indemnified persons referred to in Section 7 hereof, and will survive delivery of the Remarketed Notes. The provisions of Sections 7, 10 and 12 hereof shall survive the resignation or removal of [the][any] Remarketing Agent pursuant to this Agreement or the termination and cancellation of this Agreement.

Section 17.        Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 18.        Judicial Proceedings.

The Corporation hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Corporation and each Remarketing Agent waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Corporation and each Remarketing Agent agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Corporation or such Remarketing Agent[s], as applicable, and may be enforced in any court to the jurisdiction of which the Corporation or such Remarketing Agent[s], as applicable, is subject by a suit upon such judgment.  The Corporation irrevocably appoints CT Corporation as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

Section 19.        Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 20.         Headings.

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Section 21.          Severability.

If any provision of this Agreement shall be held or deemed to be or shall, in fact, be invalid, inoperative or unenforceable as applied in any particular case in any or all jurisdictions because it conflicts with any provisions of any constitution, statute, rule or public policy or for any other reason, then, to the extent permitted by law, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other case, circumstance or jurisdiction, or of rendering any other provision or provisions of this Agreement invalid, inoperative or unenforceable to any extent whatsoever.

Section 22.        Amendments.

This Agreement may be amended by an instrument in writing signed by the parties hereto. Each of the Corporation and the Purchase Contract Agent agrees that it will not enter into, cause or permit any amendment or modification of the Transaction Documents or any other instruments or agreements relating to the Applicable Ownership Interests in Notes, the Notes or the Corporate Units that would in any way materially adversely affect the rights, duties and obligations of [the][any] Remarketing Agent, without the prior written consent of [the][such] Remarketing Agent.

Section 23.        Successors and Assigns.

Except in the case of a succession pursuant to the terms of the Purchase Contract and Pledge Agreement, the rights and obligations of the Corporation hereunder may not be assigned or delegated to any other Person without the prior written consent of the Remarketing Agent[s]. The rights and obligations of [the][such] Remarketing Agent hereunder may not be assigned or delegated to any other Person (other than an affiliate of [the][such] Remarketing Agent) without the prior written consent of the Corporation.

Section 24.        Rights of the Purchase Contract Agent.

Notwithstanding any other provisions of this Agreement, the Purchase Contract Agent shall be entitled to all the rights, protections, immunities and privileges granted to the Purchase Contract Agent in the Purchase Contract and Pledge Agreement.

[Signatures on the following page]

If the foregoing correctly sets forth the agreement by and among the Corporation, the Remarketing Agent[s], The Bank of New York Mellon Trust Company, N.A., not individually but solely as Purchase Contract Agent and as attorney-in-fact of the Holders of the Purchase Contracts, please indicate your acceptance in the space provided for that purpose below.

Very truly yours

ALGONQUIN POWER & UTILITIES CORP.

By:

Name:

Title:
By:

Name:

Title:

CONFIRMED AND ACCEPTED:

[_______]

as [a] Remarketing Agent

By:

Name:

Title:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
as Purchase Contract Agent and attorney-in-fact of the Holders of the Purchase Contracts

By:

Name:

Title: